================================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                                  SCHEDULE TO

                              (Amendment No. 73)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                          WILLAMETTE INDUSTRIES, INC.
                      (Name of Subject Company (Issuer))

                            COMPANY HOLDINGS, INC.
                             WEYERHAEUSER COMPANY
                     (Names of Filing Persons -- Offerors)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                        (Title of Class of Securities)

                                   969133107
                     (CUSIP Number of Class of Securities)

                             Robert A. Dowdy, Esq.
                             Weyerhaeuser Company
                         Federal Way, Washington 98063
                           Telephone: (253) 924-2345

      (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                   Copy to:

                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                           New York, New York 10019
                           Telephone: (212) 474-1000


================================================================================

                                  SCHEDULE TO

          This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or "Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), and (2) unless and until validly redeemed by the Board of Directors of Willamette, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of Willamette (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between Willamette and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.), as Rights Agent at a price of $55.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, the Supplement thereto dated May 7, 2001 (the "First Supplement"), the Second Supplement thereto dated January 28, 2002 (the "Second Supplement") and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

          Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase, the First Supplement, the Second Supplement and the Schedule TO.


Items 4 and 8.     Terms of the Offer; Interest in
                   Willamette Securities

          The initial offering period of the Offer expired at 12:00 midnight, New York City time on Friday, February 8, 2002. Weyerhaeuser's preliminary calculations indicate that approximately 106.5 million Shares had been validly tendered and not withdrawn as of the Expiration Date, representing approximately 97% of the outstanding Shares. The preliminary calculations include approximately 10.8 million Shares with respect to which Notices of Guaranteed Delivery were submitted. The Purchaser has accepted for payment all Shares that were validly tendered and not withdrawn as of the Expiration Date.

          The Purchaser is providing a subsequent offering period, commencing Monday, February 11, 2002 and expiring at 12:00 midnight, New York City time on Wednesday, February 13, 2002. During the subsequent offering period, the Purchaser will accept for payment and promptly pay for any Shares as they are tendered. Shareholders who tender Shares during such period will be paid the same $55.50 per share Offer Price paid during the initial offering period. Shares tendered during the subsequent offering period may not be withdrawn. The Purchaser may extend the subsequent offering period. If the subsequent offering period is extended, the Purchaser will notify the Depositary and issue a press release prior to 9:00 a.m. New York City time on the first business day following the date the subsequent offering period was scheduled to expire.

          The text of two press releases issued by Weyerhaeuser on February 11, 2002, are filed as Exhibits (a)(5)(TTT) and (UUU) hereto, respectively.

Item 6.       Purposes of the Offer and the Merger; Plans for
              Willamette

          Weyerhaeuser intends to complete the Merger of the Purchaser with and into Willamette as soon as practicable. In the Merger, each Share, other than Shares owned by Willamette, Weyerhaeuser or the Purchaser, will be converted into the right to receive $55.50 in cash without interest. Weyerhaeuser expects the Merger to occur on or about March 14, 2002.

Item 7.       Source and Amount of Funds.

          In connection with the Offer and the Merger, Weyerhaeuser has obtained unsecured senior debt financing (the "Credit Facilities") from a syndicate of lenders led by J.P. Morgan Securities Inc. and Morgan Stanley Senior Funding, Inc.

          The Credit Facilities are in the aggregate amount of $8.0 billion and are comprised of:

o a 364-day revolving credit facility (the "364-day Facility") in an aggregate amount of $2.0 billion, under which Weyerhaeuser and Weyerhaeuser Real Estate Company may, at their option, convert outstanding revolving loans into a loan maturing no later than February 7, 2004;

o a bridge revolving credit facility (the "18-month Facility") in an aggregate amount of $4.0 billion maturing on August 8, 2003; and

o a competitive advance and revolving credit facility (the "5-year Facility") in an aggregate amount of $2.0 billion maturing on February 8, 2007.

          The interest rates on loans varies depending on the type of loan, the length of interest rate period chosen and the prevailing market rate for certain types of loans. Each facility also provides that Weyerhaeuser will pay annually
(a) a facility fee based on the long-term unsecured debt rating of Weyerhaeuser,
(b) a utilization fee based on amounts outstanding under such facility, and (c) letter of credit fees based on aggregate amounts outstanding under letters of credit in connection with the 5-year Facility.

          In addition to providing financing for the Offer and the Merger, amounts borrowed under the Credit Facilities may be used by Weyerhaeuser to pay related costs and expenses, to repay certain existing indebtedness of Weyerhaeuser, Willamette and their respective subsidiaries, to provide for the issuance of letters of credit and for general corporate purposes.

          Borrowings under each of the facilities are subject to customary conditions. The facilities also contain customary representations and warranties, covenants, mandatory prepayment provisions and events of default.

          Copies of the 364-day Facility, the 18-month Facility and the 5-year Facility are filed as Exhibits (b)(5), (6) and (7) hereto, respectively.

Item 12.           Exhibits.


(a)(5)(TTT)    Press release issued by Weyerhaeuser Company, dated February 11,
               2002.

(a)(5)(UUU)    Press release issued by Weyerhaeuser Company, dated February 11,
               2002.

(a)(5)(VVV)    Form of letter to Willamette employees dated February 11, 2002.

(b)(5) 364-Day Revolving Credit Facility Agreement, dated as of February 8, 2002, among Weyerhaeuser Company, Weyerhaeuser Real Estate Company, the Lenders named therein, JPMorgan Chase Bank, as administrative agent, Morgan Stanley Senior Funding, Inc., as syndication agent, and The Bank of Tokyo-Mitsubishi, Ltd. and Deutsche Banc Alex. Brown Inc., as co-documentation agents.

(b)(6) Bridge Revolving Credit Facility Agreement, dated as of February 8, 2002, among Weyerhaeuser Company, the Lenders named therein, JPMorgan Chase Bank, as administrative agent, Morgan Stanley Senior Funding, Inc., as syndication agent, and The Bank of Tokyo-Mitsubishi, Ltd. and Deutsche Banc Alex. Brown Inc., as co-documentation agents.

(b)(7) Competitive Advance and Revolving Credit Facility Agreement, dated as of February 8, 2002, among Weyerhaeuser Company, the Lenders named therein, JPMorgan Chase Bank, as administrative agent, Morgan Stanley Senior Funding, Inc., as syndication agent, and The Bank of Tokyo-Mitsubishi, Ltd. and Deutsche Banc Alex. Brown Inc., as co-documentation agents.

                                   SIGNATURES

          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


                                        COMPANY HOLDINGS, INC.,

                                        by

                                            /s/ STEVEN R. ROGEL
                                           --------------------------
                                           Name:  Steven R. Rogel
                                           Title: President


                                        WEYERHAEUSER COMPANY,

                                        by

                                           /s/ STEVEN R. ROGEL
                                           --------------------------
                                           Name:  Steven R. Rogel
                                           Title: President and Chief
                                                  Executive Officer


Dated: February 11, 2002

                                  Exhibit Index


Exhibit No.         Description
-----------         -----------

(a)(5)(TTT)    Press release issued by Weyerhaeuser Company, dated February 11,
               2002.

(a)(5)(UUU)    Press release issued by Weyerhaeuser Company, dated February 11,
               2002.

(a)(5)(VVV)    Form of letter to Willamette employees dated February 11, 2002.

(b)(5) 364-Day Revolving Credit Facility Agreement, dated as of February 8, 2002, among Weyerhaeuser Company, Weyerhaeuser Real Estate Company, the Lenders named therein, JPMorgan Chase Bank, as administrative agent, Morgan Stanley Senior Funding, Inc., as syndication agent, and The Bank of Tokyo-Mitsubishi, Ltd. and Deutsche Banc Alex. Brown Inc., as co-documentation agents.

(b)(6) Bridge Revolving Credit Facility Agreement, dated as of February 8, 2002, among Weyerhaeuser Company, the Lenders named therein, JPMorgan Chase Bank, as administrative agent, Morgan Stanley Senior Funding, Inc., as syndication agent, and The Bank of Tokyo-Mitsubishi, Ltd. and Deutsche Banc Alex. Brown Inc., as co-documentation agents.

(b)(7) Competitive Advance and Revolving Credit Facility Agreement, dated as of February 8, 2002, among Weyerhaeuser Company, the Lenders named therein, JPMorgan Chase Bank, as administrative agent, Morgan Stanley Senior Funding, Inc., as syndication agent, and The Bank of Tokyo-Mitsubishi, Ltd. and Deutsche Banc Alex. Brown Inc., as co-documentation agents.

                                                           Exhibit (a)(5)(TTT)

                                                           [WEYERHAEUSER LOGO]

NEWS RELEASE
FOR IMMEDIATE RELEASE

                 WEYERHAEUSER ANNOUNCES ACCEPTANCE FOR PAYMENT
                      OF SHARES IN WILLAMETTE TENDER OFFER

                     Subsequent Offering Period Commenced


FEDERAL WAY, Wash., February 11, 2002--Weyerhaeuser Company (NYSE: WY) today announced that the initial offering period of the tender offer by its wholly owned subsidiary, Common Holdings, Inc. ("CHI"), to purchase all of the outstanding shares of common stock of Willamette Industries, Inc. (NYSE: WLL) expired at 12:00 midnight, New York City time, on Friday, February 8, 2002. Weyerhaeuser's preliminary calculations indicate that as of the expiration date, Willamette shareholders had tendered and not withdrawn approximately
106.5 million shares (including approximately 10.8 million shares with respect to which notices of guaranteed delivery were submitted), representing approximately 97% of the outstanding shares of Willamette common stock.

Weyerhaeuser has accepted for payment all Willamette shares that were validly tendered and not withdrawn as of the expiration date. As previously announced, Weyerhaeuser intends to complete a second-step merger as soon as practicable in which all remaining Willamette shares will be converted into the right to receive the same cash price paid in the tender offer. Weyerhaeuser expects that the second-step merger will occur on March 14, 2002.

Weyerhaeuser also announced that CHI is providing a subsequent offering period, commencing on Monday, February 11, 2002 and expiring on Wednesday, February 13, 2002 at 5:00 p.m., New York City time. The subsequent offering period is intended to permit Willamette shareholders whose shares were not tendered to obtain the offer price for their shares prior to consummation of the second-step merger.

During the subsequent offering period, CHI will accept for payment and promptly pay for any Willamette shares as they are tendered. Shareholders who tender shares during such period will be paid the same $55.50 per share cash consideration paid during the initial offering period. Shares tendered during the subsequent offering period may not be withdrawn. CHI may extend the subsequent offering period. If the subsequent offering period is extended, CHI will notify the depositary for the offer and issue a press release prior to 9:00 a.m. New York City time on the first business day following the date the subsequent offering period was scheduled to expire.

                                     -more-

Willamette Industries is an integrated forest products company with 106 plants, located in the U.S., France, Ireland and Mexico. The Company owns 1.7 million acres of forestland in the U.S. and manages sustainably to produce building materials, composite wood panels, fine paper, office paper products, and corrugated packaging and grocery bags.

Weyerhaeuser Company, one of the world's largest integrated forest products companies, was incorporated in 1900. In 2000, sales were $16 billion. It has offices or operations in 17 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser's businesses, products and practices is available at www.weyerhaeuser.com.

Today's news release, along with other news about Weyerhaeuser, is available on the Internet at www.weyerhaeuser.com.

Weyerhaeuser contacts:

   Analysts                                             Media
   Kathryn McAuley    Joele Frank / Jeremy Zweig        Bruce Amundson
   Weyerhaeuser       Joele Frank, Wilkinson            Weyerhaeuser
   (253) 924-2058     Brimmer Katcher                   (253) 924-3047
                      (212) 355-4449

                                     # # #

                                                           Exhibit (a)(5)(UUU)

                                                           [WEYERHAEUSER LOGO]

NEWS RELEASE
FOR IMMEDIATE RELEASE

                WEYERHAEUSER ANNOUNCES REVISED EXPIRATION TIME
                   FOR WILLAMETTE SUBSEQUENT OFFERING PERIOD

FEDERAL WAY, Wash., February 11, 2002--Weyerhaeuser Company (NYSE: WY) today announced that the subsequent offering period in connection with the tender offer by its wholly owned subsidiary, Company Holdings, Inc. ("CHI"), to purchase all of the outstanding shares of common stock of Willamette Industries, Inc. (NYSE: WLL) will expire on Wednesday, February 13, 2002 at 12:00 midnight, New York City time. The subsequent offering period is intended to permit Willamette shareholders whose shares were not tendered to obtain the offer price for their shares prior to consummation of the second-step merger.

During the subsequent offering period, CHI will accept for payment and promptly pay for any Willamette shares as they are tendered. Shareholders who tender shares during such period will be paid the same $55.50 per share cash consideration paid during the initial offering period. Shares tendered during the subsequent offering period may not be withdrawn. CHI may extend the subsequent offering period. If the subsequent offering period is extended, CHI will notify the depositary for the offer and issue a press release prior to 9:00 a.m. New York City time on the first business day following the date the subsequent offering period was scheduled to expire.


Willamette Industries is an integrated forest products company with 106 plants, located in the U.S., France, Ireland and Mexico. The Company owns 1.7 million acres of forestland in the U.S. and manages it sustainably to produce building materials, composite wood panels, fine paper, office paper products, and corrugated packaging and grocery bags.

Weyerhaeuser Company, one of the world's largest integrated forest products companies, was incorporated in 1900. In 2000, sales were $16 billion. It has offices or operations in 17 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser's businesses, products and practices is available at www.weyerhaeuser.com.

Today's news release, along with other news about Weyerhaeuser, is available on the Internet at www.weyerhaeuser.com.

Weyerhaeuser contacts:

ANALYSTS                                                 MEDIA
Kathryn McAuley      Joele Frank / Jeremy Zweig          Bruce Amundson
Weyerhaeuser         Joele Frank, Wilkinson              Weyerhaeuser
(253) 924-2058       Brimmer Katcher                     (253) 924-3047
                     (212) 355-4449



                                     # # #

                                                           Exhibit (a)(5)(VVV)

                                                           [WEYERHAEUSER LOGO]



                                                             February 11, 2002
To:     All Willamette Employees
From:   Weyerhaeuser Company

We understand that many of you have experienced difficulties tendering your shares into the Weyerhaeuser tender offer. Because Willamette and Weyerhaeuser recognize that you would like to receive your money promptly, Weyerhaeuser is making available a subsequent offering period.

The subsequent offering period is intended to permit Willamette shareholders whose shares were not tendered to obtain the offer price for their shares prior to consummation of the second-step merger. Shareholders who tender shares during this subsequent offering period will be paid the same $55.50 per share cash consideration paid during the initial offering period.

We are amending the Willamette Industries Stock Purchase Plan (the 401K Plan) so that any Willamette shares for which the 401K Plan trustee, Wells Fargo Bank, N.A., has not received instructions prior to the deadline set forth below will be tendered into the Weyerhaeuser offer. Accordingly, if you are a participant in the Plan, you do not need to deliver instructions to the 401K Plan trustee unless (1) you do not want your Willamette shares to be tendered or (2) you previously instructed the 401K Plan trustee not to tender your shares and you now want to tender. If you have already instructed the Plan trustee to tender your shares, no further action is required. However, if you previously instructed the 401K Plan trustee not to tender your shares, you must deliver new instructions to the trustee if you want your shares tendered. The new deadline to instruct the Plan trustee is tomorrow, Tuesday, Feb. 12th, at 9:00 AM PST (12:00 noon EST). Your tender instructions will only be followed if you return properly completed instructions to Wells Fargo Bank, N.A. by that time. Completed tender instruction forms may be returned to the 401K Plan trustee by fax at (212) 645-8046. If you have any questions about the tender process or whether your tender instructions have been received, please contact the 401K Plan information agent, D.F. King & Co., toll-free at
(800) 290-6430.

For all shares held outside of the 401K Plan, the new deadline to tender is Wednesday, Feb. 13th, at 9:00 PM PST (12:00 midnight EST). If you hold your shares in your own name, you must complete the letter of transmittal and return it, along with any other required documents, to the Depositary prior to the expiration of the offer. If you hold your Willamette shares at a brokerage firm or bank, only they can tender your shares and only upon receipt of your specific instructions. You may contact the person who is responsible for your account and instruct them to tender your shares today. If you have any questions or require assistance in tendering your shares, please call Innisfree M&A Incorporated, at: 1-877-750-5838 (toll-free).

If you have already tendered your shares and not withdrawn them you need take no further action in order to receive the offer price of $55.50 per share.

Important Information

During the subsequent offering period, Weyerhaeuser's subsidiary, Company Holdings, Inc. (CHI), will accept for payment and promptly pay for any Willamette shares as they are tendered. Shareholders who tender shares during such period will be paid the same $55.50 per share cash consideration paid during the initial offering period. Shares tendered during the subsequent offering period may not be withdrawn. CHI may extend the subsequent offering period. If the subsequent offering period is extended, CHI will notify the depositary for the offer and issue a press release prior to 9:00 a.m. New York City time on the first business day following the date the subsequent offering period was scheduled to expire.

                                                                 Exhibit (b)(5)


                                                                  EXECUTION COPY


================================================================================

                                 $2,000,000,000

                   364-DAY REVOLVING CREDIT FACILITY AGREEMENT

                          Dated as of February 8, 2002

                                      among

                            WEYERHAEUSER COMPANY, and

                 WEYERHAEUSER REAL ESTATE COMPANY, as Borrowers

                            THE LENDERS NAMED HEREIN,

                  JPMORGAN CHASE BANK, as Administrative Agent,

           MORGAN STANLEY SENIOR FUNDING, INC., as Syndication Agent,

                                       and

                     THE BANK OF TOKYO-MITSUBISHI, LTD., and

                         DEUTSCHE BANC ALEX. BROWN INC.,

                           as Co-Documentation Agents


================================================================================

      J.P. MORGAN SECURITIES INC. and MORGAN STANLEY SENIOR FUNDING, INC.,

                    as Lead Arrangers and Joint Book Runners

          364-DAY REVOLVING CREDIT FACILITY AGREEMENT dated as of February 8, 2002 among WEYERHAEUSER COMPANY, a Washington corporation ("Weyerhaeuser"), WEYERHAEUSER REAL ESTATE COMPANY, a Washington corporation ("WRECO," together with Weyerhaeuser, the "Borrowers" and each, individually, a "Borrower"), the lenders listed in Schedule 2.01 (together with each assignee that becomes a party hereto pursuant to Section 9.04, a "Lender," and collectively, the "Lenders"), JPMORGAN CHASE BANK, a New York banking corporation, as administrative agent for the Lenders (in such capacity, and its successors in such capacity, the "Administrative Agent"), MORGAN STANLEY SENIOR FUNDING, INC., as syndication agent (in such capacity, the "Syndication Agent"), and THE BANK OF TOKYO-MITSUBISHI, LTD. and DEUTSCHE BANC ALEX. BROWN INC., as co-documentation agents (each, individually, a "Co-Documentation Agent," and collectively, the "Co-Documentation Agents").

                             W I T N E S S E T H:

          WHEREAS, the Borrowers have requested that the Lenders extend credit to the Borrowers to enable them (a) to finance the acquisition (the "Acquisition") by Weyerhaeuser of the outstanding shares of common stock, including the related preferred stock purchase rights, of Willamette Industries, Inc., an Oregon corporation (the "Company"), (b) to pay costs and expenses related to such Acquisition and the financing thereof, (c) to refinance certain existing indebtedness of Weyerhaeuser, the Company and their respective subsidiaries (as hereinafter defined) and (d) to provide the Borrowers and their Subsidiaries (as hereinafter defined) with financing for general corporate purposes.

          WHEREAS, the Lenders are willing to extend such credit on the terms and subject to the conditions herein set forth.

          WHEREAS, Weyerhaeuser Real Estate Company, a Washington corporation and a wholly owned subsidiary of Weyerhaeuser, will derive a substantial benefit from the credit extended to Weyerhaeuser.

          NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements contained herein, the parties hereto hereby agree as follows:

                                  ARTICLE I

                                  DEFINITIONS

          Section 1.01 Defined Terms. As used in this Agreement, the following terms shall have the meanings specified below:

          "Acquisition" shall have the meaning given such term in the preliminary statements hereto.

          "Adjusted Net Worth" shall mean, as of the date of any computation thereof, the aggregate amount of capital stock (less treasury stock), surplus and retained earnings of WRECO and its Restricted Subsidiaries, after deducting (i) goodwill, patents, trade names, trademarks, unamortized debt discount and expense, deferred assets (other than prepaid taxes and insurance), experimental or organizational expense, any reappraisal, revaluation or write-up assets, and such other assets as are properly classified as "intangible assets" of WRECO and its Restricted Subsidiaries in accordance with GAAP, (ii) all minority interests in the capital stock and surplus of the Restricted Subsidiaries of WRECO, (iii) all Investments in Unrestricted Subsidiaries of WRECO, and (iv) all Investments of WRECO and its Restricted Subsidiaries in any joint venture, partnership or similar entity (not including any Investments in any Restricted Subsidiary of WRECO) entered into for the purpose of acquiring, developing, constructing, owning, operating, selling or leasing any Real Estate Assets.

          "Administrative Agent Fees" shall have the meaning given such term in Section 2.04(b).

          "Administrative Questionnaire" shall mean an Administrative Questionnaire in the form of Exhibit B hereto.

          "Affiliate" shall mean, when used with respect to a specified person, another person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the person specified.

          "Aggregate Credit Exposure" shall mean the aggregate amounts of the Lenders' Credit Exposures.

          "Agreement" shall mean this 364-Day Revolving Credit Facility Agreement, together with all amendments, supplements and modifications hereof.

          "Applicable Margin" shall have the meaning given such term in
Section 2.06(d).

          "Applicable Percentage" of any Lender at any time shall mean the percentage of the Total Commitment represented by such Lender's Commitment. In the event the Commitments shall have expired or been terminated, the Applicable Percentage shall be determined on the basis of the Commitments most recently in effect, but giving effect to assignments pursuant to Section 9.04.

          "Assignment and Acceptance" shall mean an assignment and acceptance entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 9.04), and accepted by the Administrative Agent, which acceptance shall be governed by the terms of Section 9.04, in the form of Exhibit C.

          "Base Rate" shall mean, for any day, a rate per annum equal to the higher of (i) the Prime Rate and (ii) 1/2 of 1% plus the Federal Funds Rate, each as in effect from time to time. If for any reason the Administrative Agent shall have determined (which determination shall be conclusive absent manifest error) that it is unable to ascertain the Federal Funds Rate, including the inability or failure of the Administrative Agent to obtain sufficient quotations in accordance with the terms thereof, the Base Rate shall be determined without regard to clause (ii) of the first sentence of this definition, until the circumstances giving rise to such inability no longer exist. Any change in the Base Rate due to a change in the Prime Rate or the Federal Funds Rate shall be effective on the effective date of such change in the Prime Rate or the Federal Funds Rate, respectively.

          "Base Rate Borrowing" shall mean a Borrowing comprised of Base Rate Loans.

          "Base Rate Loan" shall mean any Loan bearing interest at a rate determined by reference to the Base Rate in accordance with the provisions of
Article II.

          "Board" shall mean the Board of Governors of the Federal Reserve System of the United States.

          "Borrower" and "Borrowers" shall have the respective meanings given such terms in the introductory paragraph hereto.

          "Borrowing" shall mean a group of Loans of a single Type made by the Lenders on a single date and as to which a single Interest Period is in effect.

          "Bridge Facility" shall mean the Bridge Revolving Credit Facility Agreement dated as of even date herewith, entered into by and among Weyerhaeuser, the lenders party thereto from time to time, the Syndication Agent, the Administrative Agent and the Co-Documentation Agents, as such agreement may be amended, restated, supplemented or otherwise modified from time to time.

          "Business Day" shall mean any day (other than a day which is a Saturday, Sunday or legal holiday in the State of New York) on which banks are open for business in New York City; provided, however, that, when used in connection with a Eurodollar Loan, the term "Business Day" shall also exclude any day on which banks are not open for dealings in dollar deposits in the London interbank market.

          "Capital Base" shall mean, as of the date of any computation thereof, the sum of (i) Adjusted Net Worth plus (ii) the amount of WRECO/Weyerhaeuser Subordinated Debt then outstanding not to exceed Adjusted Net Worth.

          "Capital Lease Obligations" of any person shall mean the obligations of such person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such person under GAAP and, for purposes of this Agreement, the amount of such obligations at any time shall be the capitalized amount thereof at such time determined in accordance with GAAP.

          A "Change in Control" shall be deemed to have occurred with respect to (a) Weyerhaeuser if, (i) any person or group (within the meaning of Rule 13d-5 of the SEC as in effect on the date hereof) shall own directly or indirectly, beneficially or of record, shares representing more than 20% of the aggregate ordinary voting power represented by the issued and outstanding capital stock of Weyerhaeuser; (ii) a majority of the seats (other than vacant seats) on the board of directors of Weyerhaeuser shall at any time have been occupied by persons who were neither (A) nominated by the management of Weyerhaeuser in accordance with its charter and by-laws, nor (B) appointed by directors so nominated; or (iii) any person or group shall otherwise directly or indirectly Control Weyerhaeuser, and (b) WRECO if Weyerhaeuser shall fail to own directly or indirectly, beneficially or of record, shares representing at least 79% of the aggregate ordinary voting power represented by the issued and outstanding capital stock of WRECO.

          "Closing Date" shall mean the first date on which the conditions set forth in Sections 4.01 and 4.02 shall have been satisfied.

          "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated and rulings issued thereunder. Section references to the Code are to the Code, as in effect at the date of this Agreement and any subsequent provisions of the Code, amendatory thereof, supplemental thereto or substituted therefor.

          "Commitment" shall mean, with respect to each Lender, the commitment of such Lender hereunder as set forth in Schedule 2.01 or in the Assignment and Acceptance pursuant to which such Lender shall have assumed its Commitment, as applicable, as such Lender's Commitment may be permanently reduced, increased or terminated from time to time pursuant to Section 2.09,
Section 2.18, Article VII or Section 9.04. Each Lender's unused Commitment shall automatically and permanently terminate on the Revolver Termination Date, and, if the Term Loan Conversion is elected, each Lender's remaining Commitment shall automatically and permanently terminate on the Termination Date.

          "Commitment Letter" shall mean that commitment letter and term sheet dated as of December 13, 2001 from JPMorgan Chase Bank, J.P. Morgan Securities Inc. and Morgan Stanley Senior Funding, Inc. to Weyerhaeuser.

          "Company" shall have the meaning given such term in the preliminary statements hereto.

          "Confidential Information Memorandum" shall mean the confidential information memorandum dated February 2002 and used by the Administrative Agent and the Lead Arrangers in connection with the syndication of the Commitments.

          "Control" shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of voting securities or by contract, and "Controlling" and "Controlled" shall have meanings correlative thereto.

          "Control Date" shall mean the date on which both (i) persons designated or approved by Weyerhaeuser or the Purchaser shall constitute a majority of the board of directors of the Company and (ii) securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power of the Company are owned, controlled or held by the Purchaser, Weyerhaeuser and/or one of its wholly owned subsidiaries.

          "Credit Exposure" shall mean, with respect to each Lender, at any time, the aggregate principal amount at such time of all outstanding Loans of such Lender to the Borrowers.

          "Default" shall mean any event or condition which upon notice, lapse of time or both would constitute an Event of Default.

          "Disclosure Letter" shall mean the Company Disclosure Letter of the Company to Weyerhaeuser and Company Holdings, Inc. ("Holdings"), as contemplated by the Agreement and Plan of Merger dated as of January 28, 2002, among Weyerhaeuser, Holdings and the Company.

          "Dollars," "dollars" or "$" shall mean lawful money of the United States of America.

          "Domestic Subsidiary" shall mean any subsidiary organized under the laws of any State of the United States of America, substantially all the assets of which are located, and substantially all the business of which is conducted, in the United States of America.

          "Environmental Claims" shall mean any and all administrative, regulatory, or judicial actions, suits, demand letters, claims, liens, notices of noncompliance or violation, investigations, or proceedings relating in any way to any Environmental Law (hereinafter referred to as "claims") or any permit issued under any such Environmental Law, including without limitation
(a) any and all claims by Governmental Authorities for enforcement, cleanup, removal, response, remedial, or other actions or damages pursuant to any applicable Environmental Law, and (b) any and all claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation, or injunctive relief resulting from Hazardous Materials or arising from alleged injury or threat of injury to health, safety, or the environment.

          "Environmental Laws" shall mean any and all Federal, state, local and foreign statutes, laws, regulations, ordinances, codes, rules (including rules of common law), judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or other governmental restrictions now or hereafter in effect relating to the environment, health, safety, Hazardous Materials (including, without limitation, the manufacture, processing, distribution, use, treatment, storage, Release, and transportation thereof) or to industrial hygiene or the environmental conditions on, under or about real property, including, without limitation, soil, groundwater, and indoor and outdoor ambient air conditions.

          "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations promulgated and rulings issued thereunder. Section references to ERISA are to ERISA, as in effect at the date of this Agreement and any subsequent provisions of ERISA, amendatory thereof, supplemental thereto or substituted therefor.

          "ERISA Affiliate" shall mean any trade or business (whether or not incorporated) that, together with Weyerhaeuser or WRECO, is treated as a single employer under Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and

Section 412 of the Code, is treated as a single employer under Section 414(b),
(c), (m) or (o) of the Code.

          "Eurodollar Borrowing" shall mean a Borrowing comprised of Eurodollar Loans.

          "Eurodollar Loan" shall mean any Loan bearing interest at a rate determined by reference to the Eurodollar Rate in accordance with the provisions of Article II.

          "Eurodollar Rate" shall mean, with respect to any Eurodollar Borrowing for any Interest Period, the rate appearing on Page 3750 of the Telerate Service (or on any successor or substitute page of such Service, or any successor to or substitute for such Service, providing rate quotations comparable to those currently provided on such page of such Service, as determined by the Administrative Agent from time to time for the purpose of providing quotations of interest rates applicable to dollar deposits in the London interbank market) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period, as the rate for dollar deposits with a maturity comparable to such Interest Period. In the event that such rate is not available at such time for any reason, then the "Eurodollar Rate" with respect to such Eurodollar Borrowing for such Interest Period shall be the rate at which dollar deposits of $5,000,000 and for a maturity comparable to such Interest Period are offered by the principal London office of the Administrative Agent in immediately available funds in the London interbank market at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period.

          "Event of Default" shall have the meaning given such term in Article VII.

          "Excluded Sales" shall mean (a) the sale by Weyerhaeuser or any of its Subsidiaries in the ordinary course of its business of inventory and timberlands, (b) sales of accounts, receivables or other payment intangibles as part of a securitization transaction and (c) sales to Weyerhaeuser or any of its subsidiaries.

          "Existing Senior Credit Facilities" shall mean (i) material senior funded Indebtedness of Weyerhaeuser and its subsidiaries and (ii) publicly disclosed, material senior funded Indebtedness of the Company and its subsidiaries, in each case outstanding immediately before giving effect to the consummation of the Transactions. For purposes of this definition, no single loan shall be considered material unless the aggregate principal amount outstanding exceeds $15,000,000.

          "Facility Fees" shall have the meaning given such term in Section 2.04(a).

          "Federal Funds Rate" shall mean, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day which is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for the day of such transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by it.

          "Fees" shall mean the Facility Fees and the Administrative Agent
Fees.

          "Financial Officer" of any corporation shall mean the chief financial officer, principal accounting officer, treasurer or controller of such corporation.

          "Five-Year Revolving Credit Facility Agreement" shall mean the Competitive Advance and Revolving Credit Facility Agreement dated as of even date herewith, entered into by and among Weyerhaeuser, the lenders party thereto from time to time, the Syndication Agent, the Administrative Agent and the Co-Documentation Agents, as such agreement may be amended, restated, supplemented or otherwise modified from time to time.

          "GAAP" shall mean generally accepted accounting principles, applied on a consistent basis.

          "Governmental Authority" shall mean the government of the United States of America, any other nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

          "Guarantee" of or by any person shall mean any obligation, contingent or otherwise, of such person guaranteeing or having the economic effect of guaranteeing any Indebtedness of any other person (the "primary obligor") in any manner, whether directly or indirectly, and including any obligation of such person, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Indebtedness, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness of the payment of such Indebtedness, (c) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or obligation; provided, however, that the term Guarantee shall not include endorsements for collection or deposit, in either case in the ordinary course of business.

          "Hazardous Materials" shall mean (a) any petroleum or petroleum products, flammable substances, explosives, radioactive materials, hazardous wastes, substances or contaminants, toxic wastes, substances or contaminants, or any other wastes, substances, contaminants or pollutants prohibited, limited or regulated by any Governmental Authority; (b) asbestos in any form that is or could become friable, urea formaldehyde foam insulation, transformers or other equipment that contains dielectric fluid containing levels of polychlorinated biphenyls or radon gas; (c) any chemicals, materials or substances defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants," "contaminants," or "pollutants," or words of similar import, under any applicable Environmental Law; and (d) any other chemical, material, or substance, exposure to which is prohibited, limited, or regulated by any Governmental Authority.

          "Indebtedness" of any person shall mean, without duplication, (a) all obligations of such person for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such person upon which interest charges are customarily paid, (d) all obligations of such person under conditional sale or other title retention agreements relating to property or assets purchased by such person, (e) all obligations of such person issued or assumed as the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business), (f) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such person, whether or not the obligations secured thereby have been assumed, (g) all Guarantees by such person of Indebtedness of others, (h) all Capital Lease Obligations of such person, and (i) all obligations of such person as an account party in respect of letters of credit, letters of guaranty and bankers' acceptances. The Indebtedness of any person shall include the Indebtedness of any partnership in which such person is a general partner.

          "Interest Period" shall mean, as to any Eurodollar Borrowing, the period commencing on the date of such Borrowing or on the date of conversion of a Borrowing of a different Type to a Eurodollar Borrowing or on the last day of the immediately preceding Interest Period applicable to such Borrowing or conversion thereof, as the case may be, and ending on the numerically corresponding day (or, if there is no numerically corresponding day, on the last day) in the calendar month that is 1, 2, 3 or 6 months thereafter, as the applicable Borrower may elect; provided, however, that if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless, in the case of Eurodollar Loans, such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day; provided further that no Interest Period for any Loan shall extend beyond the Termination Date; provided even further that for a period of three months after the Closing Date a Borrower shall only be entitled to select an Interest Period of one month. Interest shall accrue from and including the first day of an Interest Period to but excluding the last day of such Interest Period.

          "Investments" shall mean all investments in any Person, computed in accordance with GAAP, made by stock purchase, capital contribution, loan, advance, extension of credit, or creation or assumption of any other contingent liability or Guarantee in respect of any obligation of such Person, or otherwise; provided, however, that in computing any investment in any Person (i) all expenditures for such investment shall be taken into account at the actual amounts thereof in the case of expenditures of cash and at the fair value thereof (as determined in good faith by the Board of Directors of WRECO) or depreciated cost thereof (in accordance with GAAP), whichever is greater, in the case of expenditures of property, (ii) there shall not be included any Real Estate Assets, or any account or note receivable from such other Person arising from transactions in the ordinary course of business, and (iii) a Guarantee or other contingent liability of any kind in respect of any Indebtedness or other obligation of such Person shall be deemed an Investment equal to the amount of such Indebtedness or obligation.

          "Lead Arrangers" shall mean, collectively, Morgan Stanley Senior Funding, Inc., and J.P. Morgan Securities Inc.

          "Lender" and "Lenders" shall have the respective meanings given such terms in the introductory paragraph hereto.

          "Lender Affiliate" shall mean, (a) with respect to any Lender, (i) an Affiliate of such Lender or (ii) any entity (whether a corporation, partnership, trust or otherwise) that is engaged in making, purchasing, holding or otherwise investing in bank loans and similar extensions of credit in the ordinary course of its business and is administered or managed by a Lender or an Affiliate of such Lender and (b) with respect to any Lender that is a fund which invests in bank loans and similar extensions of credit, any other fund that invests in bank loans and similar extensions of credit and is managed by the same investment advisor as such Lender or by an Affiliate of such investment advisor.

          "Lien" shall mean, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, encumbrance, charge or security interest in or on such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement relating to such asset and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.

          "Loan" shall mean a Revolving Loan made by a Lender to a Borrower pursuant to Section 2.01 and a Term Loan made by a Lender to a Borrower pursuant to Section 2.19. Each Loan shall be a Eurodollar Loan or a Base Rate Loan.

          "Loan Documents" shall mean this Agreement, the OCBM Agreement, any notes issued in accordance with Section 2.05 and any Guarantee entered into by the Company in accordance with Section 5.13.

          "Margin Stock" shall have the meaning given such term under Regulation U.

          "Material Adverse Effect" shall mean (a) a materially adverse effect on the business, financial condition, operations or properties of (1) when used on the Closing Date, the Company and its subsidiaries, taken as a whole, or (2) Weyerhaeuser and its Subsidiaries, taken as a whole, (b) a materially adverse effect on the ability of Weyerhaeuser or any of its Subsidiaries to perform its obligations under any Loan Documents to which it is or will be a party, (c) a materially adverse effect on the rights and remedies available to the Administrative Agent and the Lenders under the Loan Documents or (d) a materially adverse effect on the Transactions.

          "Merger" shall mean the merger of the Purchaser, Weyerhaeuser or one of its wholly owned Restricted Subsidiaries with the Company, contemplated to occur as soon as practicable after the closing of the Tender Offer.

          "Moody's" shall mean Moody's Investors Service, Inc., a corporation organized and existing under the laws of the State of Delaware, and its successors and assigns, and if such corporation shall for any reason no longer perform the functions of a securities rating agency, "Moody's" shall be deemed to refer to any other nationally recognized rating agency designated by Weyerhaeuser and the Required Lenders.

              "Net Cash Proceeds" shall mean, with respect to any sale, lease, transfer or other disposition of any asset by any Person, the aggregate amount of cash received from time to time (whether as initial consideration or through payment or disposition of deferred consideration) by or on behalf of such Person in connection with such transaction after deducting therefrom only (without duplication) (a) the costs associated with such transaction (including reasonable and customary brokerage fees and commissions, legal fees and other similar fees and commissions), (b) the amount of taxes payable in connection with or as a result of such transaction, (c) the amount of any Indebtedness secured by a Lien on such asset that, by the terms of the agreement or instrument governing such Indebtedness, is required to be repaid upon disposition and (d) reserves for purchase price adjustments and retained fixed liabilities that are payable by such Person in cash to the extent required under GAAP in connection with such sale, lease, transfer or disposition (it being understood that immediately upon expiration of the retention period for such reserves, amounts held as reserves must be paid as a mandatory prepayment pursuant to Section 2.10(b)), in each case to the extent, but only to the extent, that the amounts so deducted are, (in the cases of (a) and (c) above, at the time of receipt of such cash), actually paid to a Person that is not an Affiliate of such Person or Weyerhaeuser or any of its Subsidiaries or any Affiliate of Weyerhaeuser or any of its Subsidiaries and are properly attributable to such transaction or to the asset that is the subject thereof; provided, however, that Net Cash Proceeds shall not include,
(i) with respect to any sale, lease, transfer or other disposition of any asset by any Person, any cash receipts received from the sale of worn, damaged, or obsolete equipment, (ii) any cash receipts received from proceeds of insurance, condemnation awards (or payments in lieu thereof) or indemnity payments to the extent that such proceeds, awards or payments in respect of loss or damage to the assets are applied (or in respect of which expenditures were previously incurred) to replace or repair the assets in respect of which such proceeds were received, so long as such application is made within 180 days after the occurrence of such damage or loss and (iii) any rental payments received in connection with the lease of an asset in the ordinary course of business. In addition, no proceeds realized in a single transaction or series of related transactions shall constitute Net Cash Proceeds except for the portion (if any) of such proceeds in excess of $25,000,000.

          "Non-Material Loans" shall mean any senior obligations for borrowed money of any Person outstanding in an amount not in excess of $15,000,000.

          "OCBM Agreement" shall mean the Ownership and Capital Base Maintenance Agreement, dated as of the date hereof, and entered into by Weyerhaeuser.

          "PBGC" shall mean the Pension Benefit Guaranty Corporation established pursuant to Section 4002 of ERISA, or any successor thereto.

          "Person" shall mean any natural person, corporation, business trust, joint venture, joint stock company, trust, unincorporated organization, association, company, partnership or government, or any agency or political subdivision thereof.

          "Plan" shall mean any multiemployer or single-employer plan as defined in Section 4001 of ERISA covered by Title IV of ERISA, which is maintained or contributed to by (or to which there is an obligation to contribute of), or at any time during the five calendar years preceding the date of this Agreement was maintained or contributed to by (or to which there was an obligation to contribute of), Weyerhaeuser or an ERISA Affiliate.

          "Prime Rate" shall mean the rate of interest per annum publicly announced from time to time by the Administrative Agent as its prime rate in effect at its principal office in New York City; each change in the Prime Rate shall be effective on the date such change is publicly announced as effective. The Prime Rate is a reference rate and does not necessarily represent the lowest or best rate actually charged to any customer.

          "Purchaser" shall mean Company Holdings, Inc., a Washington corporation and a wholly owned subsidiary of Weyerhaeuser.

          "Rating" shall mean, as of any date, the rating by Moody's and S&P in effect on such date, of the Senior Unsecured Long-Term Debt of Weyerhaeuser, provided that such ratings shall take into effect (a) the Tender Offer, (b) the Acquisition, (c) the Merger and (d) the incurrence by Weyerhaeuser and its Subsidiaries of the Indebtedness under the Senior Bank Financing, including, without limitation, any refinancing of existing Indebtedness of Weyerhaeuser, the Company and their respective subsidiaries.

          "Real Estate Assets" shall mean all assets of WRECO and its Restricted Subsidiaries (determined, unless the context otherwise requires, on a consolidated basis for WRECO and its Restricted Subsidiaries) of the types described below, acquired and held for the purpose of, and arising out of, the development and/or sale or rental thereof in the ordinary course of business:
(i) improved and unimproved land, buildings and other structures and improvements and fixtures located thereon, and (ii) contracts, mortgages, notes receivables and other choses in action.

          "Reduction Amount" shall have the meaning given such term in Section 2.09(c).

          "Register" shall have the meaning given such term in Section
9.04(d).

          "Regulation D" shall mean Regulation D of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

          "Regulation T" shall mean Regulation T of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

          "Regulation U" shall mean Regulation U of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

          "Regulation X" shall mean Regulation X of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

          "Reinvestment Proceeds" shall have the meaning given such term in
Section 2.10(b).

          "Related Parties" shall mean, with respect to any specified Person, such Person's Affiliates and the respective directors, officers, employees, agents and advisors of such Person and such Person's Affiliates.

          "Release" shall mean disposing, discharging, injecting, spilling, leaking, dumping, emitting, escaping, emptying, seeping, placing, and the like, into or upon any land or water or air, or otherwise entering into the environment.

          "Reportable Event" shall mean an event described in Section 4043(c) of ERISA with respect to a Plan as to which the 30-day notice requirement has not been waived by statute, regulation or otherwise.

          "Required Lenders" shall mean, at any time, Lenders having Credit Exposures and unused Commitments representing more than 50% of the sum of the Aggregate Credit Exposure and unused Commitments at such time; provided that if either Borrower elects the Term Loan Conversion, then on or after the Revolver Termination Date, "Required Lenders" shall mean those Lenders having Term Loans representing more than 50% of the aggregate principal amount of all Term Loans outstanding at such time.

          "Restricted Subsidiary" shall mean, (i) with respect to Weyerhaeuser, each Subsidiary that has not been designated as an Unrestricted Subsidiary on Schedule 3.08 Part I and thereafter not designated by a Financial Officer of Weyerhaeuser as an Unrestricted Subsidiary after the Closing Date pursuant to Section 9.17 and (ii) with respect to WRECO, each Subsidiary that has not been designated as an Unrestricted Subsidiary on
Schedule 3.08 Part II or thereafter designated by a Financial Officer of WRECO as an Unrestricted Subsidiary after the Closing Date pursuant to Section 9.17; provided that, until the Control Date has occurred, neither the Company nor any of its subsidiaries shall be considered a Restricted Subsidiary. Upon the occurrence of the Control Date, the Company and its subsidiaries shall be deemed Restricted Subsidiaries unless a Financial Officer of Weyerhaeuser shall have designated any of such entities as an Unrestricted Subsidiary after the Closing Date pursuant to Section 9.17.

          "Revolver Termination Date" shall mean February 7, 2003.

                  "Revolving Borrowing" shall mean a Borrowing consisting of Revolving Loans.

          "Revolving Borrowing Request" shall mean a request made pursuant to
Section 2.02(e) in the form of Exhibit A.

          "Revolving Loan" shall mean a Loan made by the Lenders to a Borrower pursuant to Section 2.01.

          "S&P" shall mean Standard & Poor's Corporation, a corporation organized and existing under the laws of the State of New York, and its successors and assigns, and if such corporation shall for any reason no longer perform the functions of a securities rating agency, "S&P" shall be deemed to refer to any other nationally recognized rating agency designated by Weyerhaeuser and the Required Lenders.

          "SEC" shall mean the Securities and Exchange Commission or any successor.

          "Senior Bank Financing" shall mean the credit facilities contemplated by (a) this Agreement, (b) the Bridge Facility and (c) the Five-Year Revolving Credit Facility Agreement.

          "Senior Debt" shall mean all Indebtedness of any Person (other than WRECO) which is not expressed to be subordinate and junior in right of payment to any other Indebtedness of such Person, and, with respect to WRECO, shall mean all Indebtedness of WRECO other than Subordinated Debt.

          "Senior Unsecured Long-Term Debt" shall mean the unsecured bonds, debentures, notes or other Indebtedness of Weyerhaeuser, designated on its financial statements as senior long-term indebtedness. In the event more than one issue of Senior Unsecured Long-Term Debt shall be outstanding at any relevant time and different credit ratings shall have been issued by S&P or Moody's for such issues, Senior Unsecured Long-Term Debt shall be deemed to refer to the lowest rated issue.

          "Specified Indebtedness" shall mean the Indebtedness set forth in
Schedule 7.01.

          "Statutory Reserves" shall mean a fraction (expressed as a decimal), the numerator of which is the number one, and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the Board and any other banking authority to which the Administrative Agent is subject with respect to the Eurodollar Rate, for eurocurrency funding (currently referred to as "Eurocurrency Liabilities" in Regulation D of the Board). Such reserve percentages shall include those imposed pursuant to such Regulation D. Eurodollar Loans shall be deemed to constitute eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D or any comparable regulation. The Statutory Reserves shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

          "Subordinated Debt" shall mean and include (i) Subordinated Promissory Notes of WRECO, in substantially the form annexed as Exhibit E hereto, and (ii) any other Indebtedness of WRECO now or hereafter created, issued or assumed which at all times is evidenced by a written instrument or instruments containing or having applicable thereto subordination provisions substantially the same as those in said Exhibit E hereto, providing for the subordination of such Indebtedness to such other Indebtedness of WRECO as shall be specified or characterized in such subordination provisions.

          "subsidiary" shall mean, with respect to any Person (herein referred to as the "parent"), any corporation, partnership, association or other business entity (a) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power to elect a majority of the board of directors or more than 50% of the general partnership interests are, at the time any determination is being made, owned, controlled or held, or (b) which is, at the time any determination is made, otherwise Controlled, by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent.

          "Subsidiary" shall mean any subsidiary of Weyerhaeuser or WRECO, provided that neither the Company nor any of its subsidiaries shall be considered a Subsidiary until the Control Date has occurred, and provided further that there shall be excluded from this definition (i) Nelson Forests Joint Venture, a joint venture formed under the laws of New Zealand, (ii) Wapawekka Lumber Ltd., a limited partnership formed under the laws of Saskatchewan, and (iii) Monterra Lumber Mills Limited, a limited partnership formed under the laws of Ontario, for so long as such business entities shall not be Controlled by Weyerhaeuser or any of its subsidiaries.

          "Surviving Senior Credit Facilities" shall mean the Existing Senior Credit Facilities outstanding immediately before and after giving effect to the consummation of the Transactions.

          "Tender Offer" shall mean the offer by Purchaser to acquire through a tender offer for cash all of the outstanding shares of common stock of the Company, including the related preferred stock purchase rights of the Company, as more specifically set forth in the Tender Offer Statement.

          "Tender Offer Statement" shall mean the offering memorandum dated November 29, 2000 setting forth the terms and conditions of the Tender Offer, as such offering memorandum may be amended, supplemented or otherwise modified from time to time.

          "Termination Date" shall mean the later to occur of (a) the Revolver Termination Date or (b) if the Term Loan Conversion has been effected pursuant to Section 2.19, the first anniversary of the Revolver Termination Date.

          "Term Borrowing" shall mean a Borrowing consisting of Term Loans.

          "Term Loan" shall have the meaning given such term in Section 2.19.

          "Term Loan Conversion" shall have the meaning given such term in
Section 2.19.

          "Total Adjusted Shareholders' Interest" shall mean, at any time, the amount of the preferred, preference and common shares accounts plus (or minus in the case of a deficit) the amount of other capital and retained earnings, in accordance with GAAP, of Weyerhaeuser and its consolidated Subsidiaries, less treasury common shares and the aggregate net book value (after deducting any reserves applicable thereto) of all items of the following character which are included in the consolidated assets of Weyerhaeuser and its consolidated
Subsidiaries:

          (a) investments in Unrestricted Subsidiaries; and

          (b) without duplication, investments by Weyerhaeuser and its consolidated Subsidiaries in WRECO and its consolidated Subsidiaries.

No effect shall be given for any increases or decreases attributable to unrealized foreign exchange gains or losses resulting from the application of FASB Statement 52.

          "Total Commitment" shall mean at any time the aggregate amount of the Commitments as in effect at such time, and on the date hereof shall mean $2,000,000,000.

          "Total Funded Indebtedness" with respect to Weyerhaeuser shall mean, at any time, the aggregate principal amount of all Indebtedness (other than Guarantees by such Person of Indebtedness of others) for borrowed money or for the deferred purchase price of property and Capital Lease Obligations of Weyerhaeuser and its consolidated Subsidiaries, excluding (a) the Indebtedness of Unrestricted Subsidiaries, and (b) without duplication, the Indebtedness of WRECO and its consolidated Subsidiaries.

          "Transaction-Related Event of Default" shall mean any default or event of default under any indentures, agreements or other documentation evidencing the Specified Indebtedness, provided that such default or event of default shall have occurred or be continuing solely by reason of the consummation by the Borrower or any of its Subsidiaries of any of the Transactions.

          "Transactions" shall have the meaning given such term in Section
3.02. "Transferee" shall have the meaning given such term in Section 2.17.

          "Type," when used in respect of any Loan or Borrowing, shall refer to the Rate by reference to which interest on such Loan or on the Loans comprising such Borrowing is determined. For purposes hereof, "Rate" shall include the Eurodollar Rate and the Base Rate.

          "Unfunded Current Liability" of any Plan shall mean the amount, if any, by which the present value of the accrued benefits under the Plan as of the close of its most recent plan year, determined in accordance with Statement of Financial Accounting Standards No. 35, based upon the actuarial assumptions used by the Plan's actuary in the most recent annual valuation of the Plan, exceeds the fair market value of the assets allocable thereto, determined in accordance with Section 412 of the Code.

          "Unrestricted Subsidiary" shall mean, (i) with respect to Weyerhaeuser, each Subsidiary that has been designated as an Unrestricted Subsidiary on Schedule 3.08 Part I and any Subsidiary which has been designated by a Financial Officer of Weyerhaeuser as an Unrestricted Subsidiary after the Closing Date pursuant to Section 9.17, and (ii) with respect to WRECO, each Subsidiary that has been designated as an Unrestricted Subsidiary on Schedule 3.08 Part II and any Subsidiary which has been designated by a Financial Officer of WRECO as an Unrestricted Subsidiary after the Closing Date pursuant to Section 9.17.

          "Utilization Fee" shall have the meaning given such term in Section 2.06(e).

          "Weyerhaeuser" shall have the meaning given such term in the introductory paragraph hereto.

          "WRECO" shall have the meaning given such term in the introductory paragraph hereto.

          "WRECO/Weyerhaeuser Subordinated Debt" shall mean the Subordinated Promissory Notes issued by WRECO to Weyerhaeuser described in clause (i) of the definition of "Subordinated Debt."

          Section 1.02 Terms Generally. The definitions in Section 1.01 shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation." All references herein to Articles, Sections, Exhibits and Schedules shall be deemed references to Articles and Sections of, and Exhibits and Schedules to, this Agreement unless the context shall otherwise require.

          Section 1.03 Accounting Terms; GAAP. Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time; provided that, if either Borrower notifies the Administrative Agent that such Borrower requests an amendment to any provision hereof to eliminate the effect of any change occurring after the date hereof in GAAP or in the application thereof on the operation of such provision (or if the Administrative Agent notifies either Borrower that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith.

                                  ARTICLE II

                                  THE CREDITS

          Section 2.01 Commitments. Subject to the terms and conditions and relying upon the representations and warranties herein set forth, each Lender agrees, severally and not jointly, to make Loans to each Borrower requesting a Borrowing, at any time and from time to time on and after the date hereof and until the earlier of the Revolver Termination Date and the termination of the Commitments of such Lender, for such Lender in an aggregate principal amount at any time outstanding not to exceed such Lender's Commitment at such time, subject, however, to the conditions that:

          (a) at no time shall the outstanding aggregate principal amount of all Loans (including, if the Term Loan Conversion has been elected, Term Loans) made by all Lenders exceed the Total Commitment;

          (b) at no time shall the outstanding aggregate principal amount of all Loans (including, if the Term Loan Conversion has been elected, Term Loans) made by all Lenders to WRECO exceed $900,000,000; and

          (c) at all times the outstanding aggregate principal amount of all Loans made by each Lender shall equal the product of (i) the Applicable Percentage times (ii) the outstanding aggregate principal amount of all Loans made pursuant to
     Section 2.02 or 2.19.

          Each Lender's Commitments are set forth opposite its name in
Schedule 2.01, or in the case of each assignee that becomes a party hereto pursuant to Section 9.04, on the Register maintained by the Administrative Agent pursuant to Section 9.04(c).

          Within the foregoing limits, each Borrower may borrow, pay or prepay and reborrow hereunder, on and after the Closing Date and prior to the Revolver Termination Date, subject to the terms, conditions and limitations set forth herein, on a several and not joint basis.

          Section 2.02 Loans. (a) Each Revolving Loan and each Term Loan shall be made as part of a Borrowing consisting of Revolving Loans and Term Loans, respectively, made by the Lenders ratably in accordance with their respective Commitments; provided, however, that the failure of any Lender to make any Loan shall not in and of itself relieve any other Lender of its obligation to lend hereunder (it being understood, however, that no Lender shall be responsible for the failure of any other Lender to make any Loan required to be made by such other Lender). The Loans comprising any Borrowing shall be in an aggregate principal amount which is an integral multiple of $1,000,000 and not less than $25,000,000 (or an aggregate principal amount equal to the remaining balance of the available Commitments).

          (b) Each Revolving Borrowing and each Term Borrowing shall be comprised entirely of Eurodollar Loans or Base Rate Loans, as the applicable Borrower may request pursuant to paragraph (e) hereof. Each Lender may at its option make any Eurodollar Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan; provided that any exercise of such option shall not (i) affect the obligation of the applicable Borrower to repay such Loan in accordance with the terms of this Agreement and (ii) entitle such Lender to any amounts related to Sections 2.11 or 2.12 to which amounts such Lender would not be entitled if such Lender had made such Loan itself through its domestic branch. Borrowings of more than one Type may be outstanding at the same time; provided, however, that neither Borrower shall be entitled to request any Borrowing which, if made, would result in an aggregate of more than twenty (20) separate Loans from any Lender being outstanding hereunder at any one time. For purposes of the foregoing, Loans (other than Base Rate Loans) having different Interest Periods, regardless of whether they commence on the same date, shall be considered separate Loans.

          (c) Each Lender shall make each Loan to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds to the Administrative Agent in New York, New York, not later than 12:00 noon (or in the case of Base Rate Loans, 2:00 p.m.), New York City time, and the Administrative Agent shall by 3:00 p.m., New York City time, credit the amounts so received to the general deposit account of the applicable Borrower maintained with the Administrative Agent or, if a Borrowing shall not occur on such date because any condition precedent herein specified shall not have been met, return the amounts so received to the respective Lenders. Unless the Administrative Agent shall have received notice from a Lender prior to the date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender's portion of such Borrowing, the Administrative Agent may assume that such Lender has made such portion available to the Administrative Agent on the date of such Borrowing in accordance with this paragraph (c) and the Administrative Agent may, in reliance upon such assumption, make available to the applicable Borrower on such date a corresponding amount. If and to the extent that such Lender shall not have made such portion available to the

Administrative Agent, such Lender and the applicable Borrower severally agree to repay to the Administrative Agent forthwith on demand such corresponding amount together with interest thereon, for each day from the date such amount is made available to the applicable Borrower until the date such amount is repaid to the Administrative Agent at (i) in the case of the applicable Borrower, the interest rate applicable at the time to the Loans comprising such Borrowing and (ii) in the case of such Lender, the Federal Funds Rate. If such Lender shall repay to the Administrative Agent such corresponding amount, such amount shall constitute such Lender's Loan as part of such Borrowing for purposes of this Agreement.

          (d) Notwithstanding any other provision of this Agreement, no Borrower shall be entitled to request any Borrowing with an Interest Period ending after the Termination Date; provided that no Revolving Borrowing shall have an Interest Period ending after the Revolver Termination Date.

          (e) In order to request a Revolving Borrowing, the Borrower requesting such Borrowing shall hand deliver or telecopy to the Administrative Agent a Revolving Borrowing Request in the form of Exhibit A (a) in the case of a Eurodollar Borrowing, not later than 12:00 noon, New York City time, three Business Days before a proposed borrowing and (b) in the case of a Base Rate Borrowing, not later than 12:00 noon, New York City time, on the day of a proposed borrowing. Such notice shall be irrevocable and shall in each case specify (i) whether the Revolving Borrowing then being requested is to be a Eurodollar Borrowing or a Base Rate Borrowing; (ii) the date of such Revolving Borrowing (which shall be a Business Day) and the amount thereof; and (iii) if such Revolving Borrowing is to be a Eurodollar Borrowing, the Interest Period with respect thereto. If no election as to the Type of Revolving Borrowing is specified in any such notice, then the requested Revolving Borrowing shall be a Base Rate Borrowing. If no Interest Period with respect to any Eurodollar Borrowing is specified in any such notice, then the applicable Borrower shall be deemed to have selected an Interest Period of one month's duration. The Administrative Agent shall promptly advise the Lenders of any notice given pursuant to this Section 2.02(e) and of each Lender's portion of the requested Borrowing.

          Section 2.03 Conversion and Continuation of Loans. (a) Each Borrower shall, with respect to its respective Borrowings, have the right at any time, upon prior irrevocable written notice to the Administrative Agent given in the manner and at the times specified in Section 2.02(d) and 2.19, respectively, with respect to the Type of Borrowing into which conversion or continuation is to be made, to convert any of its Borrowings into a Borrowing of a different Type and to continue any of its Eurodollar Borrowings into a subsequent Interest Period of any permissible duration, subject to the terms and conditions of this Agreement and to the following:

          (i) each conversion or continuation shall be made pro rata among the Lenders in accordance with the respective principal amounts of Loans comprising the converted or continued Borrowing;

          (ii) if less than all the outstanding principal amount of any Borrowing shall be converted or continued, the aggregate principal amount of such Borrowing converted and/or continued shall in each case not be less than the minimum amount set forth in Section 2.02;

          (iii) if a Eurodollar Borrowing is converted at any time other than on the last day of the Interest Period applicable thereto, the applicable Borrower shall pay any amount due pursuant to Section 2.13;

          (iv) with respect to a Revolving Borrowing, if such Revolving Borrowing is to be converted into a Eurodollar Borrowing or if a Eurodollar Borrowing is to be continued, no Interest Period selected shall extend beyond the Revolver Termination Date;

          (v) with respect to a Term Borrowing, if such Term Borrowing is to be converted into a Eurodollar Borrowing or if a Eurodollar Borrowing is to be continued, no Interest Period selected shall extend beyond the Termination Date; and

          (vi) interest accrued to the day immediately preceding each date of conversion or continuation shall be payable on each Borrowing (or part thereof) that is converted or continued concurrently with such conversion or continuation.

          (b) Each notice given pursuant to Section 2.03(a) shall be irrevocable and shall refer to this Agreement and specify (i) the identity and the amount of the Borrowing that the applicable Borrower requests to be converted or continued; (ii) whether such Borrowing (or any part thereof) is to be converted or continued as a Base Rate Borrowing or a Eurodollar Borrowing; (iii) if such notice requests a conversion, the date of such conversion (which shall be a Business Day); and (iv) if such Borrowing (or any part thereof) is to be converted into or continued as a Eurodollar Borrowing, the Interest Period with respect thereto. If no Interest Period is specified in any such notice with respect to any conversion to or continuation as a Eurodollar Borrowing, then the applicable Borrower shall be deemed to have selected an Interest Period of one month's duration, in the case of a Eurodollar Borrowing. The Administrative Agent shall advise the Lenders of any notice given pursuant to Section 2.03(a) and of each Lender's portion of any converted or continued Borrowing.

          (c) If the applicable Borrower shall not have given notice in accordance with this Section 2.03 to continue any Eurodollar Borrowing into a subsequent Interest Period (and shall not otherwise have given notice in accordance with this Section 2.03 to convert such Eurodollar Borrowing), such Eurodollar Borrowing shall automatically be converted into a Base Rate Borrowing. In the event of the occurrence and continuation of a Default or an Event of Default (i) all Eurodollar Borrowings of each Borrower shall be converted into Base Rate Borrowings on the last day of the Interest Period then in effect, and (ii) no Base Rate Borrowing may be converted into a Borrowing of another Type so long as a Default or Event of Default continues to exist.

          Section 2.04 Fees. (a) The Borrowers jointly and severally agree to pay to each Lender, through the Administrative Agent, on each March 31, June 30, September 30 and

December 31 and on the date on which the Commitment of such Lender shall be terminated as provided herein, a facility fee (each, a "Facility Fee," and collectively, the "Facility Fees"), calculated as specified below, on the amount of the Commitment of such Lender, whether used or unused, during the preceding quarter (or shorter period commencing with the Closing Date or ending with the Termination Date applicable to such Lender or any date on which the Commitment of such Lender shall be terminated). All facility fees shall be computed on the basis of a year of 365 or 366 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day). The Facility Fee due to each Lender shall commence to accrue on the Closing Date and shall cease to accrue on the earlier of the Termination Date applicable to such Lender and the termination of the Commitment of such Lender as provided herein.

          The Facility Fee for each Lender shall be calculated as a per annum rate in an amount equal to the product of such Lender's Commitment hereunder and the applicable percentage specified in the table below, to be determined based upon the Ratings received from S&P and Moody's by Weyerhaeuser:


                       Level 1            Level 2           Level 3            Level 4               Level 5
                       -------            -------           -------            -------               -------
S&P:                 A- or better           BBB+              BBB               BBB-                Below BBB-
Moody's:             A3 or better           Baa1              Baa2              Baa3                Below Baa3
_________________________________________________________________________________________________________________
                       0.1000%            0.1250%           0.1500%            0.2000%               0.2500%


          The Facility Fees shall change effective as of the date on which the applicable rating agency announces any change in its Ratings. In the event either S&P or Moody's shall withdraw or suspend its Ratings, the remaining Rating announced by either S&P or Moody's, as the case may be, shall apply. In the event neither agency shall provide a Rating, the Facility Fees shall be based on the lowest rating provided above. If the Ratings by S&P and Moody's are split so that two consecutive Levels (as defined in the table above) apply, the higher of those Ratings shall determine the applicable percentage to calculate the Facility Fee. If the Ratings by S&P and Moody's are split so that the applicable Levels in the table above are separated by only one intermediate Level, then such intermediate Level shall determine the applicable percentage to calculate the Facility Fee. If the Ratings by S&P and Moody's are split so that the applicable Levels in the table above are separated by two intermediate Levels, then the intermediate Level representing the lowest Rating shall determine the applicable percentage to calculate the Facility Fee. The Facility Fees shall be calculated by the Administrative Agent, which calculation absent manifest error shall be final and binding on all parties.

          (b) Weyerhaeuser agrees to pay the Administrative Agent, for its own account, the administration fees (the "Administrative Agent Fees") at the times and in the amounts agreed upon in the letter agreement dated as of December 13, 2001, among Weyerhaeuser, Morgan Stanley Senior Funding, Inc., J.P. Morgan Securities Inc. and the Administrative Agent.

          (c) All Fees shall be paid on the dates due, in immediately available funds, to the Administrative Agent for prompt distribution, if and as appropriate, among the Lenders. Once paid, none of the Fees shall be refundable under any circumstances.

          Section 2.05 Repayment of Loans; Evidence of Debt. (a) The outstanding principal balance of (i) each Revolving Loan shall, unless the Borrowers elect the Term Loan Conversion, be payable on the Revolver Termination Date and (ii) each Term Loan shall be payable on the Termination Date. Each Loan shall bear interest from the date thereof on the outstanding principal balance thereof as set forth in Section 2.06.

          (b) Each Lender shall, and is hereby authorized by the Borrowers to, maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of each Borrower to such Lender resulting from each Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

          (c) The Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Loan made hereunder, the Type thereof and the Interest Period applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from each Borrower to each Lender hereunder and (iii) the amount of any sum received by the Administrative Agent hereunder for the account of the Lenders and each Lender's share thereof.

          (d) The entries made in the accounts maintained pursuant to paragraph (b) or (c) of this Section shall be prima facie evidence of the existence and amounts of the obligations recorded therein; provided that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of each Borrower to repay its Loans in accordance with the terms of this Agreement.

          (e) Any Lender may request that Loans made by it be evidenced by a promissory note, substantially in the form of Exhibit F attached hereto. In such event, the applicable Borrower shall promptly, and in no event more than ten (10) Business Days after a request therefor, prepare, execute and deliver to such Lender a promissory note payable to the order of such Lender (or, if requested by such Lender, to such Lender and its registered assigns). Thereafter, the Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 9.04) be represented by one or more promissory notes in such form payable to the order of the payee named therein (or, if such promissory note is a registered note, to such payee and its registered assigns).

          Section 2.06 Interest on Loans. (a) Subject to the provisions of
Section 2.07, the Loans comprising each Eurodollar Borrowing shall bear interest (computed on the basis of the actual number of days elapsed over a year of 360 days) at a rate per annum equal to the Eurodollar Rate for the Interest Period in effect for such Borrowing plus the Applicable Margin, determined pursuant to paragraph (d) below.

          (b) Subject to the provisions of Section 2.07 the Loans comprising each Base Rate Borrowing shall bear interest (computed on the basis of the actual number of days elapsed over a year of 365 or 366 days, as the case may
be) at a rate per annum equal to the Base Rate plus the Applicable Margin.

          (c) Interest on each Eurodollar Loan shall, except as otherwise provided in this Agreement, be payable on the last day of the Interest Period applicable thereto and, in case of a

Eurodollar Loan with an Interest Period
of more than three months' duration, each day that would have been an Interest Payment Date for such Loan had successive Interest Periods of three months' duration been applicable to such Loan. Interest on each Base Rate Loan shall be payable quarterly in arrears on the last Business Day of each March, June, September and December, except as otherwise provided in this Agreement. The applicable Eurodollar Rate or Base Rate for each Interest Period or day within an Interest Period, as the case may be, shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.

(d) As used herein, "Applicable Margin" shall mean the sum of (i) the applicable percentage per annum specified in the table below, to be determined based upon the Ratings received from S&P and Moody's by Weyerhaeuser, and (ii) the Utilization Fee. The applicable percentage referred to in Clause (i) of the immediately preceding sentence shall be determined based upon the Ratings, as follows:


                           Level 1           Level 2            Level 3            Level 4            Level 5
                           -------           -------            -------            -------            -------
S&P:                    A- or better           BBB+               BBB               BBB-             Below BBB-
Moody's:                A3 or better           Baa1               Baa2              Baa3             Below Baa3
___________________________________________________________________________________________________________________
Eurodollar Loan:         0.5250%             0.6250%             0.8500%           1.0500%            1.5000%
___________________________________________________________________________________________________________________
Base Rate Loan:          0.0000%             0.0000%             0.0000%           0.0500%            0.5000%


          The Applicable Margin shall change effective as of the date on which the applicable rating agency announces any change in its Ratings. In the event either S&P or Moody's shall withdraw or suspend its Ratings, the remaining Rating announced by either S&P or Moody's, as the case may be, shall apply. In the event neither agency shall provide a Rating, the Applicable Margin shall be based on the lowest rating provided above. If the Ratings by S&P and Moody's are split so that two consecutive Levels (as defined in the table above) apply, the higher of those Ratings shall determine the Applicable Margin. If the Ratings by S&P and Moody's are split so that the applicable Levels in the table above are separated by only one intermediate Level, then such intermediate Level shall determine the Applicable Margin. If the Ratings by S&P and Moody's are split so that the applicable Levels in the table above are separated by two intermediate Levels, then the intermediate Level representing the lowest Rating shall determine the Applicable Margin. The Applicable Margin shall be calculated by the Administrative Agent, which calculation absent manifest error shall be final and binding on all parties.

          (e) As used herein, "Utilization Fee" shall mean (i) a percentage per annum equal to 0.250% for any date on which the sum of (A) the Aggregate Credit Exposure plus (B) the "Aggregate Credit Exposure," as defined under the Five-Year Revolving Credit Facility Agreement, plus (C) the aggregate principal amount of outstanding Competitive Loans under the Five-Year Revolving Credit Facility Agreement, is equal to or exceeds 33% of the sum of
(X) the Total Commitment and (Y) the "Total Commitment" as defined under the Five-Year Revolving Credit Facility Agreement, and (ii) a percentage per annum equal to 0.000% for any other date.

          Section 2.07 Default Interest. If a Borrower shall default in the payment of the principal of or interest on any of its Loans or any other amount becoming due hereunder, whether by scheduled maturity, notice of prepayment, acceleration or otherwise, such Borrower shall on demand from time to time from the Administrative Agent pay interest, to the extent permitted by law, on such defaulted amount up to (but not including) the date of actual payment (after as well as before judgment) at a rate per annum equal to the rate of interest applicable thereto at maturity or due date plus 2%.

          Section 2.08 Alternate Rate of Interest. In the event, and on each occasion, that on the day two Business Days prior to the commencement of any Interest Period for a Eurodollar Borrowing the Administrative Agent shall have determined in good faith that dollar deposits in the principal amounts of the Eurodollar Loans comprising such Borrowing are not generally available in the London interbank market, or that the rates at which such dollar deposits are being offered will not adequately and fairly reflect the cost to the Required Lenders of making or maintaining their Eurodollar Loans during such Interest Period, or that reasonable means do not exist for ascertaining the Eurodollar Rate, the Administrative Agent shall, as soon as practicable thereafter, give written notice of such determination to the Borrowers and the Lenders. In the event of any such determination, until the Administrative Agent shall have advised the Borrowers and the Lenders that the circumstances giving rise to such notice no longer exist, (i) any request by the Borrowers for a Eurodollar Borrowing pursuant to Section 2.02 shall be deemed to be a request for a Base Rate Borrowing, and (ii) any request by the Borrowers for a conversion to or a continuation of a Eurodollar Borrowing pursuant to Section 2.03 shall be deemed to be a request for a conversion to a Base Rate Borrowing. Each determination by the Administrative Agent hereunder shall be conclusive absent manifest error.

          Section 2.09 Termination, Reduction and Extension of Commitments.
(a) The unused Commitments of each Lender shall be automatically terminated on the Revolver Termination Date, and, if the Term Loan Conversion is elected, the remaining Commitments of each Lender shall be automatically terminated on the Termination Date.

          (b) Subject to Section 2.10(b), upon at least three Business Days' prior irrevocable written notice to the Administrative Agent, the Borrowers may at any time in whole permanently terminate, or from time to time in part permanently reduce, the Total Commitment; provided, however, that (i) each partial reduction shall be in an integral multiple of $1,000,000 and in a minimum principal amount of $25,000,000 and (ii) no such termination or reduction shall be made which would reduce the Total Commitment to an amount less than the sum of the aggregate outstanding principal amount of Loans.

          (c) The Total Commitment shall be automatically and permanently reduced on each date on which prepayment thereof is required to be made pursuant to Section 2.10(b)(i) in the amount of such prepayment. In addition, the Total Commitment shall be automatically and permanently reduced on each date on which prepayment thereof is required to be made pursuant to Section 2.10(b)(i) in an amount equal to the applicable Reduction Amount. "Reduction Amount" shall mean, with respect to any sale, lease, transfer or other disposition of any assets of Weyerhaeuser or any of its Subsidiaries (other than Excluded Sales), on any date, the Net Cash Proceeds received with respect thereto on such date less (i) any amounts applied with respect thereto to prepay any outstanding amounts under the Senior Bank Financing pursuant to

Section 2.10(b) (including the amounts required to be cash collateralized pursuant to Section 2.04(i) of the Five-Year Revolving Credit Facility Agreement), (ii) any amounts applied to reduce Commitments under the Bridge Facility or the Five-Year Revolving Credit Facility Agreement, and (iii) the portion of such Net Cash Proceeds that constitutes Reinvestment Proceeds.

          (d) Subject to Section 2.18, each reduction in the Total Commitment hereunder shall be made ratably among the Lenders in accordance with their respective Commitments. The Borrowers jointly and severally agree to pay to the Administrative Agent for the account of the Lenders, on the date of each termination or reduction, the Facility Fees on the amount of the Commitments so terminated or reduced accrued through the date of such termination or reduction.

          Section 2.10 Prepayment. (a) Voluntary Prepayments. Each of the Borrowers shall have the right at any time and from time to time to prepay any of its respective Revolving Borrowings or Term Borrowings, in whole or in part, upon giving written notice (or telephone notice promptly confirmed by written notice) to the Administrative Agent: (i) before 12:00 noon, New York City time, three Business Days prior to prepayment, in the case of Eurodollar Loans and (ii) before 12:00 noon, New York City time, one Business Day prior to prepayment, in the case of Base Rate Loans; provided, however, that each partial prepayment shall be in an amount which is an integral multiple of $1,000,000 and not less than $25,000,000.

          (b) Mandatory Prepayments. (i) The Borrowers shall, within three Business Days of the date of receipt of the Net Cash Proceeds by Weyerhaeuser or any of its Domestic Subsidiaries from the sale, lease, transfer or other disposition of any assets of Weyerhaeuser or any of its Subsidiaries (other than any Excluded Sales), prepay any amounts outstanding under the Senior Bank Financing in an amount equal to the lesser of the amount of such Net Cash Proceeds and the amount so outstanding (including the amounts required to be cash collateralized pursuant to Section 2.04(i) of the Five-Year Revolving Credit Facility Agreement). Each such prepayment shall be applied first to any principal amounts outstanding pursuant to the Bridge Facility in accordance with the terms and conditions for prepayment set forth therein, second to any amounts outstanding or to be cash collateralized pursuant to the Five-Year Revolving Credit Facility Agreement in accordance with the terms and conditions set forth therein, and third to any principal amounts outstanding pursuant to this Agreement in accordance with the terms and conditions for prepayment set forth herein; provided that neither Borrower shall be required to make any prepayments pursuant to this Section 2.10(b)(i) if Weyerhaeuser or any of its Subsidiaries shall apply any of the Net Cash Proceeds it received from the sale, lease, transfer or other disposition of its assets for reinvestment in its business within 180 days after receipt thereof by Weyerhaeuser or any of its Subsidiaries (any such Net Cash Proceeds so reinvested, the "Reinvestment Proceeds"); provided further that Weyerhaeuser shall have notified the Administrative Agent of its intent to so reinvest such Net Cash Proceeds.

          (ii) On the date of any termination or reduction of the Commitments pursuant to Section 2.09, the Borrowers shall pay or prepay so much of their respective Borrowings as shall be necessary in order that the aggregate principal amount of Loans outstanding not exceed the Total Commitment, after giving effect to such termination or reduction.

          (iii) The amount remaining (if any) after the prepayment in full of the Loans may be retained by the Borrowers to the extent not required to be applied in accordance with clause (i) above, and the Commitments shall be permanently reduced in accordance with Section 2.09(c).

          (c) Each notice of prepayment under paragraph (a) above shall specify the prepayment date and the principal amount of each Borrowing (or portion thereof) to be prepaid, shall be irrevocable and shall commit the applicable Borrower to prepay such Borrowing (or portion thereof) by the amount stated therein on the date stated therein. All prepayments under this
Section 2.10 shall be subject to Section 2.13 but otherwise without premium or penalty. All prepayments under this Section 2.10 shall be accompanied by accrued interest on the principal amount being prepaid to the date of payment.

          Section 2.11 Reserve Requirements; Change in Circumstances. (a) It is understood that the cost to each Lender (including the Administrative Agent) of making or maintaining any of the Eurodollar Loans may fluctuate as a result of the applicability of reserve requirements imposed by the Board at the ratios provided for in Regulation D on the date hereof. Each Borrower agrees to pay to each of such Lenders from time to time, as provided in paragraph (d) below, such amounts as shall be necessary to compensate such Lender for the portion of the cost of making or maintaining Eurodollar Loans to such Borrower resulting from any such reserve requirements provided for in Regulation D as in effect on the date hereof, it being understood that the rates of interest applicable to Eurodollar Loans have been determined on the assumption that no such reserve requirements exist or will exist and that such rates do not reflect costs imposed on the Lenders in connection with such reserve requirements. It is agreed that for purposes of this paragraph (a) the Eurodollar Loans made hereunder shall be deemed to constitute Eurocurrency Liabilities as defined in Regulation D and to be subject to the reserve requirements of Regulation D without the benefit of or credit for proration, exemptions or offsets which might otherwise be available to the Lenders from time to time under Regulation D.

          (b) Notwithstanding any other provision herein, if after the date of this Agreement any change in applicable law or regulation or in the interpretation or administration thereof by any governmental authority charged with the interpretation or administration thereof (whether or not having the force of law) shall change the basis of taxation of any payments to any Lender (including the Administrative Agent) of the principal of or interest on any Eurodollar Loan made by such Lender, or any Fees or other amounts payable hereunder (other than changes in respect of taxes imposed on the overall net income of such Lender by the jurisdiction in which such Lender has its principal office or by any political subdivision or taxing authority therein), or shall impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or for the account of or credit extended by such Lender, or shall impose on such Lender or the London interbank market any other condition affecting this Agreement, any Eurodollar Loan made by such Lender hereunder, and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Eurodollar Loan or to reduce the amount of any sum received or receivable by such Lender hereunder (whether of principal, interest or otherwise) in respect thereof by an amount deemed by such Lender to be material, then the applicable Borrower will pay to such Lender upon demand such additional amount or amounts as will compensate such Lender for such additional costs actually incurred or reduction actually suffered.

          (c) If after the date hereof any Lender (including the Administrative Agent) shall have determined that the general applicability of any law, rule, regulation or guideline adopted pursuant to or arising out of the July 1988 report of the Basle Committee on Banking Regulations and Supervisory Practices entitled "International Convergence of Capital Measurement and Capital Standards," or the adoption after the date hereof of any other generally applicable law, rule, regulation or guideline regarding capital adequacy, or any change in any of the foregoing or in the interpretation or administration of any of the foregoing by any governmental authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by any Lender (or any lending office of such Lender) or any Lender's holding company with any request or directive regarding capital adequacy (whether or not having the force of law) of any such authority, central bank or comparable agency, has or would have the effect of reducing the rate of return on such Lender's capital or on the capital of such Lender's holding company, if any, as a consequence of this Agreement, the Loans made by such Lender pursuant hereto to a level below that which such Lender or such Lender's holding company could have achieved but for such adoption, change or compliance (taking into consideration such Lender's policies and the policies of such Lender's holding company with respect to capital adequacy) by an amount deemed by such Lender to be material, then from time to time, the applicable Borrower shall pay to such Lender such additional amount or amounts as will compensate such Lender or such Lender's holding company for any such reduction suffered.

          (d) A certificate of a Lender (including the Administrative Agent) setting forth a reasonably detailed explanation of such amount or amounts as shall be necessary to compensate such Lender (or participating banks or other entities pursuant to Section 9.04) as specified in paragraph (a), (b) or (c) above, as the case may be, shall be delivered to the Borrowers and shall be conclusive absent manifest error. The Borrowers shall pay each Lender the amount shown as due on any such certificate delivered by it within 10 days after the receipt of the same.

          (e) Failure on the part of any Lender to demand compensation for any increased costs or reduction in amounts received or receivable or reduction in return on capital with respect to any period shall not constitute a waiver of such Lender's right to demand compensation with respect to such period or any other period; provided that the Borrowers shall not be required to compensate a Lender pursuant to this Section 2.11 for any increased costs or reductions incurred more than 180 days prior to the date that such Lender notifies the Borrowers of such increased costs or reductions in accordance with paragraph
(d) above and of such Lender's intention to claim compensation thereof; provided further that, if the circumstances giving rise to such increased costs or reductions is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof.

          Notwithstanding any other provision of this Section 2.11, no Lender shall demand compensation for any increased costs or reduction referred to above if it shall not be the general policy or practice of such Lender to demand such compensation in similar circumstances under comparable provisions of other credit agreements, if any (it being understood that this sentence shall not in any way limit the discretion of any Lender to waive the right to demand such compensation in any given case).

          Section 2.12 Change in Legality. (a) Notwithstanding any other provision herein contained, if any change in any law or regulation or in the interpretation thereof by any governmental authority charged with the administration or interpretation thereof shall make it unlawful for any Lender (including the Administrative Agent) to make or maintain any Eurodollar Loan or to give effect to its obligations as contemplated hereby with respect to any Eurodollar Loan, then, by written notice to the Borrowers and to the Administrative Agent, such Lender may:

          (i) declare that Eurodollar Loans will not thereafter be made by such Lender hereunder and any request by either Borrower for or a conversion to or continuation of a Eurodollar Borrowing shall, as to such Lender only, be deemed a request for a Base Rate Loan unless such declaration shall be subsequently withdrawn; and

          (ii) require that all outstanding Eurodollar Loans made by it be converted into Base Rate Loans, in which event all such Eurodollar Loans shall be automatically converted into Base Rate Loans as of the effective date of such notice as provided in paragraph (b) below.

In the event any Lender shall exercise its rights under (i) or (ii) above, all payments and prepayments of principal which would otherwise have been applied to repay the Eurodollar Loans that would have been made by such Lender or the converted Eurodollar Loans of such Lender shall instead be applied to repay the Base Rate Loans made by such Lender in lieu of, or resulting from the conversion of, such Eurodollar Loans.

          (b) For purposes of this Section 2.12, a notice to a Borrower by any Lender shall be effective as to each Eurodollar Loan, if lawful, on the last day of the Interest Period currently applicable to such Eurodollar Loan; in all other cases such notice shall be effective on the date of receipt by such Borrower.

          Section 2.13 Indemnity. Each Borrower shall indemnify each Lender against any loss or expense which such Lender sustains or incurs as a consequence of (a) any failure by such Borrower to fulfill on the date of any borrowing hereunder the applicable conditions set forth in Article IV, (b) any failure by such Borrower to borrow or continue any Loan hereunder after irrevocable notice of such borrowing or continuation has been given pursuant to Section 2.02 or 2.03, as applicable, (c) any payment, prepayment or conversion of a Eurodollar Loan required by any other provision of this Agreement or otherwise made or deemed made to or by such Borrower on a date other than the last day of the Interest Period applicable thereto; provided that such Borrower shall not be required to indemnify a Lender pursuant to this clause (c) for any loss or expense to the extent any such loss or expense shall have been incurred pursuant to (i) Section 2.11, 2.12 or 2.17 or (ii)
Section 2.10(a) more than six months prior to the date that the applicable Lender shall have notified such Borrower of its intention to claim compensation therefor, (d) any default in payment or prepayment of the principal amount of any Loan to such Borrower or any part thereof or interest accrued thereon, as and when due and payable (at the due date thereof, whether by scheduled maturity, acceleration, irrevocable notice of prepayment or otherwise), or (e) the occurrence of any Event of Default on the part of such Borrower, including, in each such case, any loss or reasonable expense sustained or incurred or to be sustained or incurred in liquidating or employing deposits from third parties acquired to effect or maintain such Loan or any part thereof as a Eurodollar Loan. Such loss or reasonable expense shall include an amount equal to the excess, if any, as reasonably determined by such Lender, of (i) its cost of obtaining the funds for the Loan being paid, prepaid, converted or not borrowed (based on the Eurodollar Rate) for the period from the date of such payment, prepayment or conversion or failure to borrow to the last day of the Interest Period for such Loan (or, in the case of a failure to borrow, the Interest Period for such Loan which would have commenced on the date of such failure) over (ii) the amount of interest (as reasonably determined by such Lender) that would be realized by such Lender in reemploying the funds so paid, prepaid or converted or not borrowed for such period or Interest Period, as the case may be. A certificate of any Lender setting forth a reasonably detailed explanation of any amount or amounts which such Lender is entitled to receive pursuant to this Section shall be delivered to such Borrower and shall be conclusive absent manifest error.

          Section 2.14 Pro Rata Treatment. Except as required under Sections
2.12 or 2.18, each Revolving Borrowing, each payment or prepayment of principal of any Revolving Borrowing, each payment of interest on the Revolving Loans, each payment of the Facility Fees, each reduction of the Commitments and each conversion of any Revolving Borrowing to a Borrowing of any Type, shall be allocated pro rata among the Lenders in accordance with their respective Commitments (or, if such Commitments shall have expired or been terminated, in accordance with the respective principal amounts of their outstanding Revolving Loans). Each payment of principal of any Term Borrowing shall be allocated pro rata among the Lenders participating in such Borrowing in accordance with the respective principal amounts of their outstanding Term Loans comprising such Borrowing. Each payment of interest on any Term Borrowing shall be allocated pro rata among the Lenders participating in such Borrowing in accordance with the respective amounts of accrued and unpaid interest on their outstanding Term Loans comprising such Borrowing. Each Lender agrees that in computing such Lender's portion of any Borrowing to be made hereunder, the Administrative Agent may, in its discretion, round each Lender's percentage of such Borrowing to the next higher or lower whole dollar amount.

          Section 2.15 Sharing of Setoffs. Each Lender agrees that if it shall, through the exercise of a right of banker's lien, setoff or counterclaim against a Borrower, or pursuant to a secured claim under Section 506 of Title 11 of the United States Code or other security or interest arising from, or in lieu of, such secured claim, received by such Lender under any applicable bankruptcy, insolvency or other similar law or otherwise, or by any other means, obtain payment (voluntary or involuntary) in respect of any Loans (other than pursuant to Sections 2.09, 2.11 and 2.12) as a result of which the unpaid principal portion of its Loans shall be proportionately less than the unpaid principal portion of the Loans of any other Lender, it shall be deemed simultaneously to have purchased from such other Lender at face value, and shall promptly pay to such other Lender the purchase price for, a participation in the Loans of such other Lender, so that the aggregate unpaid principal amount of the Loans and participations in the Loans held by each Lender shall be in the same proportion to the aggregate unpaid principal amount of all Loans then outstanding as the principal amount of its Loans prior to such exercise of banker's lien, setoff or counterclaim or other event was to the principal amount of all Loans outstanding prior to such exercise of banker's lien, setoff or counterclaim or other event; provided, however, that, if any such purchase or purchases or adjustments shall be made pursuant to this Section 2.15 and the payment giving rise thereto shall thereafter be recovered, such purchase or purchases or adjustments shall be rescinded to the extent of such recovery and the purchase price or prices or adjustment restored without interest. Each Borrower expressly consents to the foregoing arrangements and agrees that any Lender holding a participation in a Loan deemed to have been so purchased may exercise any and all rights of banker's lien, setoff or counterclaim with respect to any and all moneys owing by such Borrower to such Lender by reason thereof as fully as if such Lender had made a Loan directly to such Borrower in the amount of such participation.

          Section 2.16 Payments. (a) The Borrowers shall make each payment (including principal of or interest on any Borrowing or any Fees or other amounts payable) hereunder and under any other Loan Document without setoff, counterclaim or deduction of any kind not later than 12:00 (noon), New York City time, on the date when due in dollars to the Administrative Agent at its offices at 270 Park Avenue, New York, New York, in immediately available funds.

          (b) Whenever any payment (including principal of or interest on any Borrowing or any Fees or other amounts payable) hereunder or under any other Loan Document shall become due, or otherwise would occur, on a day that is not a Business Day, such payment may be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of interest or Fees, if applicable.

          Section 2.17 Taxes. (a) Any and all payments by a Borrower hereunder shall be made, in accordance with Section 2.17, free and clear of and without deduction for any and all present or future taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto, excluding any income, franchise, branch profits or similar tax imposed on or measured by the net income or net profits of the Administrative Agent or any Lender (or any transferee or assignee that acquires a Loan (any such entity a "Transferee")) by the United States or any jurisdiction under the laws of which it is organized or doing business or any political subdivision thereof (all such nonexcluded taxes, levies, imposts, deductions, charges, withholdings and liabilities being hereinafter referred to as "Taxes"). If either Borrower shall be required by law to deduct any Taxes from or in respect of any sum payable hereunder to the Lenders (or any Transferee) or the Administrative Agent, (i) the sum payable shall be increased by the amount necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 2.17) such Lender (or Transferee) or the Administrative Agent (as the case may be) shall receive an amount equal to the sum it would have received had no such deductions been made, (ii) such Borrower shall make such deductions and (iii) such Borrower shall pay the full amount deducted to the relevant taxing authority or other Governmental Authority in accordance with applicable law.

          (b) In addition, each Borrower agrees to pay any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies which arise from any payment made by such Borrower hereunder or under any other Loan Document or from the execution, delivery or registration of or performance under this Agreement or any other Loan Document, or otherwise with respect to such Borrower's role in this Agreement or any other Loan Document (hereinafter referred to as "Other Taxes").

          (c) Each Borrower will indemnify each Lender (or Transferee) and the Administrative Agent for the full amount of Taxes and Other Taxes (including any Taxes or

Other Taxes imposed by any jurisdiction on amounts payable by such Borrower under this Section 2.17) paid by such Lender (or Transferee) or the Administrative Agent, as the case may be, and any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, whether or not such Taxes or Other Taxes were correctly or legally asserted by the relevant taxing authority or other Governmental Authority. Each Borrower shall also indemnify each Lender (or any Transferee) and the Administrative Agent for the full amount of taxes imposed on or measured by the net income or receipts of such Lender (or any Transferee) or the Administrative Agent as the case may be, as such Lender (or Transferee) or the Administrative Agent shall determine are payable in respect of amounts paid by such Borrower to or on behalf of such Lender (or any Transferee) or the Administrative Agent, as the case may be, pursuant to this Section 2.17. Such indemnification shall be made within 30 days after the date any Lender (or Transferee) or the Administrative Agent, as the case may be, makes written demand therefor. If any Lender (or Transferee) or the Administrative Agent becomes entitled to a refund of Taxes or Other Taxes for which such Lender (or Transferee) or the Administrative Agent has received payment from a Borrower hereunder, such Lender (a Transferee) or Administrative Agent, as the case may be, shall, at the expense of such Borrower, use its reasonable efforts (consistent with internal policy, and legal and regulatory restrictions) to obtain such refund. If a Lender (or Transferee) or the Administrative Agent receives a refund or is entitled to claim a tax credit in respect of any Taxes or Other Taxes for which such Lender (or Transferee) or the Administrative Agent has received payment from a Borrower hereunder it shall promptly notify such Borrower of such refund or credit and shall, within 30 days after receipt of a request by such Borrower (or promptly upon receipt, if such Borrower has requested application for such refund or credit pursuant hereto), repay such refund or amount of credit to such Borrower, net of all out-of-pocket expenses of such Lender and without interest; provided that each Borrower, upon the request of such Lender (or Transferee) or the Administrative Agent, agrees to return such refund or amount of credit (plus penalties, interest or other charges) to such Lender (or Transferee) or the Administrative Agent in the event such Lender (or Transferee) or the Administrative Agent is required to repay such refund or such credit is denied or subsequently determined to be unavailable.

          (d) Within 30 days after the date of any payment of Taxes or Other Taxes withheld by either Borrower in respect of any payment to any Lender (or Transferee) or the Administrative Agent, such Borrower will furnish to the Administrative Agent, at its address referred to in Section 9.01, the original or a certified copy of a receipt evidencing payment thereof to the proper Governmental Authority.

          (e) Without prejudice to the survival of any other agreement contained herein, the agreements and obligations contained in this Section
2.17 shall survive the payment in full of the principal of and interest on all Loans made hereunder.

          (f) Each Lender (or Transferee), which is organized under the laws of a jurisdiction outside the United States shall, on or prior to the date of its execution and delivery of this Agreement or, in the case of a Transferee, on the date on which it becomes a Lender, and in the case of any Lender, on or prior to the date such Lender changes its funding office, and from time to time thereafter as requested in writing by either Borrower (but only so long thereafter as such Lender remains lawfully able to do so), shall deliver to the Borrowers and the

Administrative Agent such certificates, documents or other evidence, as required by the Code or Treasury Regulations issued pursuant thereto, including Internal Revenue Service Form W-8BEN or Form W-8ECI and any other certificate or statement of exemption required by Treasury Regulation Section 1.1441-4(a) or 1.1441-6(c) or any subsequent version thereof, properly completed and duly executed by such Lender (or Transferee) establishing that any payment under the Loan Documents is (i) not subject to withholding under the Code because such payment is effectively connected with the conduct by such Lender (or Transferee) of a trade or business in the United States, or
(ii) fully or partially exempt from United States tax under a provision of an applicable tax treaty, or (iii) not subject to withholding under the portfolio interest exception under Section 881(c) of the Code (and, if such Lender (or Transferee) delivers a Form W-8BEN claiming the benefits of exemption from United States withholding tax under Section 881(c), a certificate representing that such Lender (or Transferee) is not a "bank" for purposes of Section 881(c) of the Code, is not a 10-percent shareholder (within the meaning of Section 871(h)(3)(B) of the Code) of either Borrower and is not a controlled foreign corporation related to either Borrower (within the meaning of Section 864(d)(4) of the Code). Unless the Borrowers and the Administrative Agent have received forms or other documents reasonably satisfactory to them indicating that payments hereunder are not subject to United States withholding tax or are subject to such tax at a rate reduced by an applicable tax treaty, each applicable Borrower or the Administrative Agent shall withhold taxes from such payments at the applicable statutory rate in the case of payments to or for any Lender (or Transferee) organized under the laws of a jurisdiction outside the United States. If a Lender (or Transferee) is unable to deliver one of these forms or if the forms provided by a Lender (or Transferee), at the time such Lender (or Transferee), first becomes a party to this Agreement or at the time a Lender (or Transferee), changes its funding office (other than at the request of a Borrower) indicate a United States interest withholding tax rate in excess of zero, withholding tax at such rate shall be considered excluded from Taxes unless and until such Lender (or Transferee), provides the appropriate forms certifying that a lesser rate applies, whereupon withholding tax at such lesser rate only shall be considered excluded from Taxes for periods governed by such appropriate forms; provided, however, that if, at the effective date of a transfer pursuant to which a Lender (or Transferee) becomes a party to this Agreement, the Lender (or Transferee) assignor was entitled to payments under Section 2.17(a) in respect of United States withholding tax with respect to interest paid at such date, then, to such extent, the term Taxes shall include (in addition to withholding taxes that may be imposed in the future or other amounts otherwise includable in Taxes) United States withholding tax, if any, applicable with respect to the Lender (or Transferee), assignee on such date.

          (g) The Borrowers shall not be required to pay any additional amounts to any Lender (or Transferee) in respect of United States withholding tax pursuant to paragraph (a) above for any period in respect of which the obligation to pay such additional amounts would not have arisen but for a failure by such Lender (or Transferee), to comply with the provisions of paragraph (f) above unless such failure results from (i) a change in applicable law, regulation or official interpretation thereof or (ii) an amendment, modification or revocation of any applicable tax treaty or a change in official position regarding the application or interpretation thereof, in each case after the Closing Date (and, in the case of a Transferee, after the date of assignment or transfer).

          (h) Any Lender (or Transferee) claiming any additional amounts payable pursuant to this Section 2.17 shall use reasonable efforts (consistent with internal policy, and legal and regulatory restrictions) to file any certificate or document requested by the Borrowers or to change the jurisdiction of its applicable lending office if the making of such a filing or change would avoid the need for or reduce the amount of any such additional amounts which may thereafter accrue and would not, in the reasonable determination of such Lender (or Transferee) be materially disadvantageous to such Lender (or Transferee) or require the disclosure of information that the Lender (or Transferee) reasonably considers to be confidential.

          Section 2.18 Mitigation Obligations; Replacement of Lenders. (a) If any Lender (including the Administrative Agent) requests compensation under
Section 2.11, or if it becomes unlawful for any Lender (including the Administrative Agent) to make or maintain Eurodollar Loans under Section 2.12, or if a Borrower is required to pay any additional amount to any Lender, the Administrative Agent or any Governmental Authority for the account of any Lender or the Administrative Agent pursuant to Section 2.17, then such Lender or the Administrative Agent shall, at the request of such Borrower, use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender or the Administrative Agent, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.11 or 2.17 or no longer make it unlawful for such Lender or the Administrative Agent to make or maintain Eurodollar Loans under Section 2.12, as the case may be, in the future and (ii) would not subject such Lender or the Administrative Agent to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender or the Administrative Agent. The Borrowers hereby agree, jointly and severally, to pay all reasonable costs and expenses incurred by any Lender or the Administrative Agent in connection with any such designation or assignment.

          (b) If any Lender requests compensation under Section 2.11, or if it becomes unlawful for any Lender to make or maintain Eurodollar Loans under
Section 2.12, or if a Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to
Section 2.17, or if any Lender defaults in its obligation to fund Loans hereunder, then the Borrowers may, at their sole expense and effort, upon notice to such Lender and the Administrative Agent, (i) require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 9.04), all its interests, rights and obligations under this Agreement to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that (x) the Borrowers shall have received the prior written consent of the Administrative Agent, which consent shall not unreasonably be withheld, (y) such assigning Lender shall have received payment of an amount equal to the outstanding principal of its Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder, from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrowers (in the case of all other amounts) and (z) in the case of any such assignment resulting from a claim for compensation under Section 2.11 or payments required to be made pursuant to Section 2.17, such assignment will result in a reduction in such compensation or payments or
(ii) terminate the Commitment of such Lender upon notice given to such Lender within forty-five (45) days of receipt of the notice given by the Lender; provided that such notice shall be accompanied by prepayment in full of all Loans from such Lender, including accrued interest thereon and any breakage costs, accrued fees and all other amounts payable to such Lender, without extension, conversion or continuation. A Lender shall not be required to make any such assignment and delegation under clause (i) above or terminate its Commitment under clause (ii) above if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrowers to require such assignment and delegation or termination of Commitment cease to apply.

          Section 2.19 Term Loan Conversion. (a) Not less than five days and not more than thirty days prior to the Revolver Termination Date, and subject to the conditions set forth in Section 4.03, each Borrower may elect to convert all or a portion of its respective Revolving Borrowings outstanding as of the Revolver Termination Date into Term Borrowings (the "Term Loan Conversion") by delivery of a written notice to that effect to the Administrative Agent, who shall forward a copy of such notice to each of the Lenders. If such notice is given, each Lender severally agrees, on the terms and conditions hereinafter set forth, that each of its outstanding Revolving Loans that are part of the Borrowings subject to the election to convert will be converted into a term loan (each, a "Term Loan" and collectively, the "Term Loans") having the same terms as the converted loan on the Revolver Termination Date. Any amount of any Lender's Term Loans repaid may not be reborrowed, and the Term Loans so elected shall commence on the Revolver Termination Date and shall be payable on the Termination Date.

          (b) In order to elect the Term Loan Conversion, and in addition to the notice set forth in Section 2.19(a) above, the Borrower electing the Term Loan Conversion shall hand deliver or telecopy to the Administrative Agent a request (i) in the case of a Term Borrowing consisting of a Eurodollar Borrowing, not later than 11:00 a.m., New York City time, three Business Days before the Revolver Termination Date, (ii) in the case of a Term Borrowing consisting of a Base Rate Borrowing, not later than 12:00 noon, New York City time, on the day of the Revolver Termination Date, which request shall be irrevocable and shall in each case specify (x) whether the Term Borrowing then being requested is to consist of a Eurodollar Borrowing or a Base Rate Borrowing; (y) the date of such Borrowing (which shall be the Revolver Termination Date) and the amount thereof (which shall be the amount of Revolving Borrowings of such Borrower outstanding on the Revolver Termination
Date); and (z) if such Borrowing is to be a Eurodollar Borrowing, the Interest Period with respect thereto. If no election as to the Type of Borrowing is specified in any such notice, then the requested Borrowing shall be a Base Rate Borrowing. If no Interest Period with respect to any Eurodollar Borrowing is specified in any such notice, then such Borrower shall be deemed to have selected an Interest Period of one month's duration. The Administrative Agent shall promptly advise the Lenders of any notice given pursuant to this Section
2.19 and of each Lender's portion of the requested Borrowing.

                                 ARTICLE III

                        REPRESENTATIONS AND WARRANTIES

          Each of the Borrowers represents and warrants to each of the Lenders that (it being understood and agreed that the representations and warranties made by the Borrowers on the Closing Date, including, without limitation, for purposes of Sections 4.01(b) and 4.02(d), shall not cover the Company or any of its Subsidiaries, except to the extent the Company or any of its Subsidiaries are expressly referred to in the representations and warranties set forth in this Article
III):

          Section 3.01 Organization; Powers. Such Borrower and each of its Restricted Subsidiaries (a) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization,
(b) has all requisite power and authority to own its property and assets and to carry on its business as now conducted and as proposed to be conducted, (c) is qualified to do business in every jurisdiction where such qualification is required, except where the failure so to qualify would not result in a Material Adverse Effect, and (d) in the case of such Borrower, has the corporate power and authority to execute, deliver and perform its obligations under each of the Loan Documents and each other agreement or instrument contemplated thereby to which it is or will be a party and to borrow hereunder.

          Section 3.02 Authorization. The execution, delivery and performance by such Borrower of each of the Loan Documents and the borrowings hereunder, and the consummation of the Tender Offer, the Acquisition and the Merger and the other transactions contemplated hereby and thereby (collectively, the "Transactions") (a) have been duly authorized by all requisite corporate and, if required, stockholder action and (b) (i) will not violate (A) any provision of law, statute, rule or regulation, (B) of the certificate or articles of incorporation or other constitutive documents or by-laws of such Borrower or any of its Restricted Subsidiaries, (C) any order of any Governmental Authority or (D) any provision of any indenture, agreement or other instrument to which such Borrower or any of its Restricted Subsidiaries is a party or by which any of them or any of their property is or may be bound, (ii) will not be in conflict with, result in a breach of or constitute (alone or with notice or lapse of time or both) a default under any such indenture, agreement or other instrument or (iii) will not result in the creation or imposition of any Lien upon or with respect to any property or assets now owned or hereafter acquired by such Borrower or any of its Restricted Subsidiaries except, in each case other than (i)(B), as could not reasonably be expected to have a Material Adverse Effect.

          Section 3.03 Enforceability. This Agreement has been duly executed and delivered by such Borrower and constitutes, and each other Loan Document when executed and delivered by such Borrower will constitute, a legal, valid and binding obligation of such Borrower enforceable against such Borrower in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

          Section 3.04 Consents and Approvals. No action, consent or approval of, registration or filing with, or any other action by any Governmental Authority or any other third party is or will be required in connection with the Transactions, except as have been made or obtained (without the imposition of any conditions that are not acceptable to the Lenders) and are in full force and effect (other than any action, consent, approval, registration or filing the absence of which could not reasonably be expected, either individually or in the aggregate with any such other consents, approvals, registrations or filings, to result in a Material Adverse Effect). All applicable waiting periods in connection with the Transactions have expired without any action having been taken by any competent authority, and no law or regulation shall be applicable, restraining, preventing or imposing materially adverse conditions upon the Transactions or the rights of the Borrowers, the Company and their respective subsidiaries freely to transfer or otherwise dispose of, or to create any Lien on, any properties now owned or hereafter acquired by any of them except, in each case, as could not reasonably be expected to have a Material Adverse Effect.

          Section 3.05 Financial Statements. (a) Weyerhaeuser has heretofore furnished to the Lenders (i) its consolidated balance sheets and statements of earnings and statements of cash flows, together with the notes thereto, as of and for the fiscal year ended December 31, 2000, audited by and accompanied by the opinion of Arthur Andersen LLP, independent public accountants, and (ii) its unaudited consolidated balance sheets and statements of earnings and statements of cash flows, together with the notes thereto, as of and for the nine month period ended September 30, 2001.

          (b) Weyerhaeuser has heretofore furnished to the Lenders the consolidated pro forma balance sheet of Weyerhaeuser as of the Closing Date, certified by the chief financial officer of Weyerhaeuser, giving effect to the Transactions and such pro forma balance sheet fairly presents the consolidated pro forma financial condition of Weyerhaeuser and its Subsidiaries as at such date, giving effect to the Transactions.

          (c) WRECO has heretofore furnished to the Lenders (i) its consolidated balance sheets and statements of earnings and statements of cash flows, together with the notes thereto, as of and for the fiscal year ended December 31, 2000, audited by and accompanied by the opinion of Arthur Andersen LLP, independent public accountants, and (ii) its unaudited consolidated balance sheets and statements of earnings and statements of cash flows, together with the notes thereto, as of and for the nine month period ended September 30, 2001.

          (d) Such financial statements referred to in Section 3.05(a) and (c) present fairly in all material respects the financial position and results of operations of Weyerhaeuser, WRECO and their respective consolidated subsidiaries as of such dates and for such periods. Such balance sheets and the notes thereto disclose all material liabilities, direct or contingent, of Weyerhaeuser, WRECO and their respective consolidated subsidiaries as of the dates thereof. Such financial statements were prepared in accordance with GAAP applied on a consistent basis.

          Section 3.06 No Material Adverse Change. Other than changes in operating results arising in the ordinary course of business and except as otherwise disclosed publicly or to the Lenders prior to the date hereof, there has been no material adverse change in the business, financial condition, operations or properties of Weyerhaeuser and its subsidiaries, taken as a whole, since September 30, 2001.

          Section 3.07 Title to Properties; Possession Under Leases. (a) Each of such Borrowers and its Restricted Subsidiaries has good and marketable title to, or valid leasehold interests in, all of its material properties and assets, except for defects in title that do not interfere with its ability to conduct its business as currently conducted or to utilize such properties and assets for their intended purposes.

          (b) Each of such Borrowers and its Restricted Subsidiaries (i) has complied with all obligations under all leases to which it is a party, and
(ii) enjoys peaceful and undisturbed possession under all such leases, except where such non-compliance or lack of peaceful and undisturbed possession would not result in a Material Adverse Effect. All leases to which the Borrowers and their respective Restricted Subsidiaries are a party are in full force and effect, except where such lack of force and effect would not result in a Material Adverse Effect.

          Section 3.08 Subsidiaries. Schedule 3.08 Part I for Weyerhaeuser,
Schedule 3.08 Part II for WRECO and Schedule 3.08 Part III for the Company (i) set forth as of the Closing Date a list of all subsidiaries of Weyerhaeuser, WRECO and the Company and the percentage ownership interest of Weyerhaeuser, WRECO or the Company therein, as applicable, and (ii) for Weyerhaeuser and WRECO, designate those Subsidiaries which are Unrestricted Subsidiaries; provided that Schedule 3.08 Part III shall have been prepared by Weyerhaeuser in reliance on information provided by the Company in the Disclosure Letter.

          Section 3.09 Litigation; Compliance with Laws. (a) Except as otherwise disclosed publicly prior to December 13, 2001, there are no actions, suits, investigations, litigations or proceedings pending or, to the knowledge of the Borrowers, threatened against or affecting the Borrowers or any of their Restricted Subsidiaries in any court or before any arbitrator or Governmental Authority that could reasonably be expected to have a Material Adverse Effect.

          (b) Except as disclosed in Weyerhaeuser's Report on Form 10-Q for the fiscal quarter ended September 30, 2001, neither such Borrower nor any of its Restricted Subsidiaries is in violation of any law, rule or regulation, or in default with respect to any judgment, writ, injunction or decree of any Governmental Authority, where such violation or default could reasonably be expected to result in a Material Adverse Effect.

          (c) Based on the information provided by the Company in the Disclosure Letter and except as disclosed in the Company's Report on Form 10-K for the fiscal year ended December 31, 2000, or in the Disclosure Letter, there are no actions, suits, investigations or proceedings pending or threatened against or affecting the Company or any of its subsidiaries in any court or before any arbitrator or Governmental Authority that could reasonably be expected to have a Material Adverse Effect.

          (d) Based on the information provided by the Company in the Disclosure Letter and except as disclosed in the Company's Report on Form 10-K for the fiscal year ended December 31, 2000, or in the Disclosure Letter, neither the Company nor any of its subsidiaries is in violation of any law, rule or regulation, or in default with respect to any judgment, writ, injunction or decree of any Governmental Authority, where such violation or default could reasonably be expected to result in a Material Adverse Effect.

          Section 3.10 Agreements. (a) Neither such Borrower nor any of its Restricted Subsidiaries is a party to any agreement or instrument or subject to any corporate restriction that has resulted in a Material Adverse Effect.

          (b) Neither such Borrower nor any of its Restricted Subsidiaries is in default in any manner under any material agreement or instrument (except for any indenture or other agreement or instrument evidencing Indebtedness) to which it is a party or by which it or any of its properties or assets are or may be bound, where such default could reasonably be expected to result in a Material Adverse Effect.

          Section 3.11 Federal Reserve Regulations. (a) Neither such Borrower nor any of its Restricted Subsidiaries is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying Margin Stock.

          (b) No part of the proceeds of any Loan will be used, whether directly or indirectly, whether immediately, incidentally or ultimately, for any purpose which entails a violation of, or which is inconsistent with, the provisions of the Regulations of the Board, including Regulation T, U or X.

          Section 3.12 Investment Company Act; Public Utility Holding Company Act. Neither such Borrower nor any of its Restricted Subsidiaries is (a) an "investment company" as defined in, or subject to regulation under, the Investment Company Act of 1940 or (b) a "holding company" as defined in, or subject to regulation under, the Public Utility Holding Company Act of 1935.

          Section 3.13 Tax Returns. Each of such Borrower and its Subsidiaries has filed or caused to be filed all material Federal, state and local tax returns required to have been filed by it and has paid or caused to be paid all material taxes shown to be due and payable on such returns or on any assessments received by it, except taxes that are being contested in good faith by appropriate proceedings and for which such Borrower or Subsidiary, as the case may be, shall have set aside on its books appropriate reserves.

          Section 3.14 No Material Misstatements. Neither the Confidential Information Memorandum, nor any information, report, financial statement, exhibit or schedule furnished by or on behalf of such Borrower to the Administrative Agent or any Lender in connection with the negotiation of any Loan Document or included therein or delivered pursuant thereto, when taken together with the reports and other filings with the SEC, contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

          Section 3.15 Compliance with ERISA. Except as would not have a Material Adverse Effect, subject to the following sentences of this Section 3.15, each Plan subject to ERISA or the Code, as applicable, is in compliance with ERISA and the Code; no Reportable Event has occurred with respect to a Plan, no Plan is insolvent or in reorganization; no Plan has an Unfunded Current Liability in excess of $40,000,000, and all Plans collectively do not have Unfunded Current Liabilities in excess of $91,000,000 in the aggregate, and no Plan subject to ERISA or the Code, as applicable, has an accumulated or waived funding deficiency, has permitted decreases in its funding standard account or has applied for an extension of any amortization period within the meaning of Section 412 of the Code; neither such Borrower nor any ERISA Affiliate has incurred any liability to or on account of a Plan pursuant to
Section 409, 502(i), 502(l), 515, 4062, 4063, 4064, 4069, 4201 or 4204 of
ERISA or Section 4975 of the Code
or expects to incur any material liability under any of the foregoing Sections with respect to any such Plan; no condition exists which presents a risk to such Borrower or any ERISA Affiliate of incurring a liability to or on account of a Plan pursuant to the foregoing provisions of ERISA and the Code; no proceedings have been instituted to terminate any Plan; no lien imposed under the Code or ERISA on the assets of such Borrower or any ERISA Affiliate exists or is likely to arise on account of any Plan; such Borrower and its Subsidiaries do not maintain or contribute to any "welfare plan" (within the meaning of Section 3(1) of ERISA) which provides life insurance or health benefits to retirees (other than as required by Section 601 of ERISA) the obligations with respect to which could reasonably be expected to have a Material Adverse Effect.

          Section 3.16 Environmental Matters. (a) Except as disclosed in Weyerhaeuser's Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the SEC, (a) neither Borrower nor any of its Subsidiaries has failed to comply with any Federal, state, local and other statutes, ordinances, orders, judgments, rulings and regulations relating to environmental pollution or to environmental regulation or control, where any such failure to comply, alone or together with any other such noncompliance, could result in a Material Adverse Effect; (b) neither Borrower nor any of its Subsidiaries has received notice of any failure so to comply which alone or together with any other such failure could result in a Material Adverse Effect; and (c) the Borrowers' and their respective Subsidiaries' plants have not managed any hazardous wastes, hazardous substances, hazardous materials, toxic substances or toxic pollutants, as those terms are used in the Resource Conservation and Recovery Act, the Comprehensive Environmental Response Compensation and Liability Act, the Hazardous Materials Transportation Act, the Toxic Substance Control Act, the Clean Air Act, the Clean Water Act or any other Environmental Law, in violation of any regulations promulgated pursuant thereto or in any other applicable law where such violation could reasonably result, individually or together with other violations, in a Material Adverse Effect.

          (b) Except as disclosed in the Company's Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission, (a) neither the Company nor any of its subsidiaries has failed to comply with any Federal, state, local and other statutes, ordinances, orders, judgments, rulings and regulations relating to environmental pollution or to environmental regulation or control, where any such failure to comply, alone or together with any other such noncompliance, could result in a Material Adverse Effect; (b) neither the Company nor any of its subsidiaries has received notice of any failure so to comply which alone or together with any other such failure could result in a Material Adverse Effect; and (c) the Company's and its subsidiaries' plants have not managed any hazardous wastes, hazardous substances, hazardous materials, toxic substances or toxic pollutants, as those terms are used in the Resource Conservation and Recovery Act, the Comprehensive Environmental Response Compensation and Liability Act, the Hazardous Materials Transportation Act, the Toxic Substance Control Act, the Clean Air Act, the Clean Water Act or any other Environmental Law, in violation of any regulations promulgated pursuant thereto or in any other applicable law where such violation could reasonably be expected to result, individually or together with other violations, in a Material Adverse Effect.

          Section 3.17 Maintenance of Insurance. Such Borrower and each of its Restricted Subsidiaries maintains insurance (which may be self insurance) for all of its insurable properties: (a) by financially sound and reputable insurers to the extent of insurance obtained from third party insurers; (b) to such extent and against such risks, including fire and other risks insured against by extended coverage, as is customary with companies in the same or similar businesses, including public liability insurance against claims for personal injury or death or property damage occurring upon, in, about or in connection with the use of any properties owned, occupied or controlled by such Borrower or such Restricted Subsidiaries; and (c) as may be required by law.

          Section 3.18 Existing Senior Credit Facilities. Schedule 3.18 sets forth, as of the Closing Date, a complete and accurate list of the Existing Senior Credit Facilities of each Borrower, the Company and their respective subsidiaries (other than the Surviving Senior Credit Facilities), showing as of the Closing Date the obligor and the principal amount outstanding thereunder.

          Section 3.19 Surviving Senior Credit Facilities. Schedule 3.19 sets forth, as of the Closing Date, a complete and accurate list of the Surviving Senior Credit Facilities of each Borrower, the Company and their respective subsidiaries, showing as of the Closing Date the obligor and the principal amount outstanding thereunder.

          Section 3.20 Non-Material Loans. Except as disclosed on Schedule 3.19, there shall not be more than $50,000,000 of Non-Material Loans of Weyerhaeuser and its Restricted Subsidiaries and the Company and its Subsidiaries in the aggregate outstanding as of the Closing Date.

                                  ARTICLE IV

                             CONDITIONS OF LENDING

          The obligations of the Lenders to make Loans hereunder are subject to the satisfaction of the following conditions:

          Section 4.01 All Borrowings and Issuances. On the date of each
Borrowing:

          (a) Notice. The Administrative Agent shall have received from the applicable Borrower a notice of such Borrowing as required by Section 2.02 or 2.03, as applicable.

          (b) Representations. The representations and warranties of the Borrowers set forth in Sections 3.01, 3.02, 3.03, 3.04, 3.07, 3.10(b), 3.11
and 3.12 shall be true and correct in all material respects on and as of such date with the same effect as though made on and as of such date at the time of and immediately after such Borrowing.

          (c) Compliance, etc. The Borrowers shall be in compliance with all the terms and provisions set forth herein and in each other Loan Document on their part to be observed or performed, and, as applicable, at the time of and immediately after such Borrowing, no Event of Default or Default shall have occurred and be continuing (it being understood and agreed that, for the purpose of determining the satisfaction of the conditions set forth in this Section 4.01(c) and Section 4.02(d) on the Closing Date, the affirmative and negative covenants and the Events of Default set forth in this Agreement shall not cover the Company or any of its Subsidiaries).

          Each Borrowing shall be deemed to constitute a representation and warranty by the Borrowers on the date of such Borrowing, as to the matters specified in paragraphs (b) and (c) of this Section 4.01.

          Section 4.02 Closing Date. On the date of the initial Borrowing:

          (a) Opinions. The Administrative Agent shall have received a favorable written opinion of (i) Cravath, Swaine & Moore, special counsel for the Borrowers, dated the Closing Date and addressed to the Lenders, in form and substance reasonably satisfactory to the Administrative Agent and (ii) Lorrie Scott, Esq., Senior Legal Counsel to Weyerhaeuser, as counsel for Weyerhaeuser, dated the Closing Date and addressed to the Lenders, in form and substance reasonably satisfactory to the Administrative Agent.

          (b) Legal Matters. All legal matters (including any documentation) related to this Agreement and the Transactions shall be satisfactory to the Lenders and to Shearman & Sterling, special counsel for the Administrative Agent. In addition, the Acquisition and the Tender Offer shall have been consummated or shall be consummated on or before the Closing Date in accordance in all material respects with the terms and conditions of the Tender Offer Statement, without any waiver or amendment not consented to by the Lenders of any material term, condition or provision set forth therein, and in compliance in all material respects with all applicable laws, and Weyerhaeuser shall have acquired sufficient shares of capital stock of the Company, to enable the Purchaser, voting without any other shareholder of the Company, to approve the Merger.

          (c) Articles, etc. The Administrative Agent shall have received (i) a copy of the certificate or articles of incorporation, including all amendments thereto, of each of the Borrowers, certified as of a recent date by the Secretary of State of their respective States of incorporation, and certificates as to the good standing of each of the Borrowers, as of a recent date, from each such Secretary of State; (ii) a certificate from each of the Borrowers of their respective Secretary or Assistant Secretary dated the Closing Date and certifying (A) that attached thereto is a true and complete copy of the by-laws of such Borrower as in effect on the Closing Date and at all times since a date prior to the date of the resolutions described in clause (B) below, (B) that attached thereto is a true and complete copy of resolutions duly adopted by the Board of Directors of such Borrower authorizing the execution, delivery and performance of such Borrower of any and all documents and agreements to be entered into with respect to the Transactions, including, without limitation, as to each such Borrower, the Loan Documents and the borrowings to be made thereunder, and that such resolutions have not been modified, rescinded or amended and are in full force and effect, (C) that the certificate or articles of incorporation of such Borrower have not been amended since the date of the last amendment thereto shown on the certificates of good standing furnished pursuant to clause (i) above, and (D) as to the incumbency and specimen signature of each officer executing any Loan Document or any other document or agreement delivered in connection with the Transactions on behalf of such Borrower; (iii) a certification of another officer as to the incumbency and specimen signature of the Secretary or Assistant Secretary executing the certificate pursuant to
(ii) above; and (iv) such other documents as the Lenders or Shearman & Sterling, special counsel for the Administrative Agent, may reasonably request.

          (d) Officers' Certificates. The Administrative Agent shall have received a certificate from each Borrower, dated the Closing Date and signed by a Financial Officer of such Borrower, confirming (i) compliance with the condition precedent set forth in paragraph (c) of Section 4.01, and (ii) that the representations and warranties of such Borrower set forth herein are true and correct in all material respects on and as of the Closing Date (except for representations and warranties expressly stated to relate to a specific earlier date, in which case such representations and warranties are true and correct in all material respects as of such earlier date), immediately prior to, and after giving effect to, the initial Borrowing.

          (e) Fees. The Administrative Agent and the Lenders shall have received all Fees and other amounts due and payable on or prior to the Closing Date.

          (f) Loan Documents. The Administrative Agent shall have received a fully executed counterpart of this Agreement, and an executed copy of each Loan Document (other than this Agreement).

          (g) Termination of Existing Senior Credit Facilities. On the Closing Date the Administrative Agent shall have received written evidence reasonably satisfactory to it that either (i) all Existing Senior Credit Facilities, other than the Surviving Senior Credit Facilities, have been prepaid, redeemed or defeased in full or otherwise satisfied and extinguished or (ii) arrangements reasonably satisfactory to the Administrative Agent and the Lenders for such prepayment, redemption, defeasance, satisfaction or extinguishment have been made; and all Surviving Senior Credit Facilities shall be on terms and conditions reasonably satisfactory to the Administrative Agent and the Lenders.

          (h) Documentation. The Administrative Agent and the Lenders shall be reasonably satisfied with the final terms and conditions (including any modifications made thereto from time to time) of the Tender Offer, including, without limitation, the price per share and number of shares to be acquired (unless it consists of at least sufficient shares of the Company's outstanding common stock (including the related preferred stock purchase rights) to enable the Purchaser, voting without any other shareholder of the Company, to consummate a Merger of the Purchaser, Weyerhaeuser or one of its wholly owned subsidiaries, with the Company), and with the proposed terms and conditions (including any modifications made thereto from time to time) of the Merger, if any; the Administrative Agent and the Lenders shall be reasonably satisfied with all legal and tax aspects of the Tender Offer and the Merger, if any; and all documentation relating to the Tender Offer and the Merger, if any, including, without limitation, the offer to purchase the Company's outstanding common stock (including the related preferred stock purchase rights) and the Merger Agreement, if any, and the

Disclosure Letter, shall be in form and substance reasonably satisfactory to the Administrative Agent and the Lenders.

          (i) Rating. The Rating of Weyerhaeuser's Senior Unsecured Long-Term Debt shall be at least Baa3 by Moody's and at least BBB- by S&P and, if Weyerhaeuser is rated in the above referenced lowest categories by both Moody's and S&P, shall not have been placed on credit watch by either Moody's or S&P with negative implications, as of the Closing Date.

          (j) Regulation U. The Administrative Agent shall have received the Federal Reserve Forms U-1 provided for in Regulation U, the statements made in which shall be such as to permit the Transactions contemplated hereby in accordance with Regulation U.

          (k) No Material Adverse Change. Other than changes in operating results arising in the ordinary course of business and except as otherwise disclosed publicly or to the Lenders prior to the date hereof, there has been no material adverse change in the business, financial condition, operations or properties of the Company and its subsidiaries, taken as a whole, since September 30, 2001.

          Section 4.03 Term Loan Conversion Conditions. On the date any Term Loan Conversion is effective:

          (a) Representations. The representations and warranties of the Borrower electing such Term Loan Conversion shall be true and correct in all material respects on and as of such date with the same effect as though made on and as of such date (except for representations and warranties expressly stated to relate to a specific earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date).

          (b) Compliance, etc. The Borrower electing such Term Loan Conversion shall be in compliance with all the terms and provisions set forth herein and in each other Loan Document on its part to be observed or performed, and at the time of and immediately after the Term Loan Conversion, no Event of Default or Default shall have occurred and be continuing.

                                  ARTICLE V

                             AFFIRMATIVE COVENANTS

          Each Borrower covenants and agrees with each Lender and the Administrative Agent that, so long as this Agreement shall remain in effect or the principal of or interest on any Loan, any Fees or any other expenses or amounts payable under any Loan Document shall be unpaid, unless the Required Lenders (or, where indicated, the Lenders) shall otherwise consent in writing, each Borrower will, and will cause each of its Restricted Subsidiaries (except in the case of Sections 5.03 (which applies to Weyerhaeuser), 5.06 (which applies to Weyerhaeuser, WRECO and their respective ERISA Affiliates) and 5.09 (which applies to Weyerhaeuser, WRECO and all of their respective Subsidiaries)) to:

          Section 5.01 Existence; Businesses and Properties. (a) Do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence, except as otherwise expressly permitted under
Section 6.01(c) (with respect to Weyerhaeuser) and Section 6.02(d) (with respect to WRECO) and, with respect to Restricted Subsidiaries, where the failure to do so could not reasonably be expected to have a Material Adverse Effect, provided, however, that such Borrower may liquidate or dissolve any of its Subsidiaries to the extent the assets of such Subsidiary are transferred to Weyerhaeuser or any of its Restricted Subsidiaries.

          (b) Except in each case where the failure to do so could not reasonably be expected to result in a Material Adverse Effect, (i) do or cause to be done all things necessary to obtain, preserve, renew, extend and keep in full force and effect the rights, licenses, permits, franchises, authorizations, patents, copyrights, trademarks and trade names necessary in the conduct of its business; (ii) maintain and operate such business in substantially the manner in which it is presently conducted and operated;
(iii) comply with all applicable laws, rules, regulations and orders of any Governmental Authority, whether now in effect or hereafter enacted; and (iv) at all times maintain and preserve all property necessary in the conduct of such business and keep such property in good repair, working order and condition and from time to time make, or cause to be made, all necessary and proper repairs, renewals, additions, improvements and replacements thereto necessary in order that the business carried on in connection therewith may be properly conducted at all times.

          (c) Maintain compliance with each of its loans, contracts, leases and other obligations (other than Indebtedness) except such as are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established, and except for such noncompliance as could not reasonably be expected to have, in any case or in the aggregate, a Material Adverse Effect.

          Section 5.02 Insurance. (a) Keep such of its insurable properties as are insured with third-party insurers insured at all times by financially sound and reputable insurers; and (b) maintain (i) insurance (which may include self insurance), to such extent and against such risks, including fire and other risks insured against by extended coverage, as is customary with companies in the same or similar businesses, including public liability insurance against claims for personal injury or death or property damage occurring upon, in, about or in connection with the use of any properties owned, occupied or controlled by it; and (ii) such insurance as may be required by law.

          Section 5.03 Obligations and Taxes. Pay its obligations (other than Indebtedness) promptly and in accordance with their terms and pay and discharge promptly when due all taxes, assessments and governmental charges or levies imposed upon it or upon its income or profits or in respect of its property, before the same shall become delinquent or in default, as well as all lawful claims for labor, materials and supplies or otherwise which, if unpaid, might give rise to a Lien upon such properties or any part thereof; provided, however, that such payment and discharge shall not be required (i) with respect to any such tax, assessment, charge, levy or claim so long as the validity or amount thereof shall be contested in good faith by appropriate proceedings and such Borrower or such Subsidiary shall have set aside on its books appropriate reserves with respect thereto or (ii) if the failure to make such payments or to discharge such Liens is not, in any case or in the aggregate, reasonably likely to have a Material Adverse Effect.

          Section 5.04 Financial Statements, Reports, etc. In the case of each Borrower, furnish to the Administrative Agent (which shall promptly furnish to each Lender):

          (a) within 95 days after the end of each fiscal year, its consolidated balance sheets and related statements of earnings and statements of cash flows, together with the notes thereto, showing the financial position of such Borrower and its consolidated Subsidiaries as of the close of such fiscal year and the results of their operations and the operations of such subsidiaries during such year, all audited by Arthur Andersen LLP or other independent public accountants of recognized national standing acceptable to the Required Lenders and accompanied by an opinion of such accountants (which shall not be qualified in any material respect) to the effect that such consolidated financial statements fairly present the financial position and results of operations of each such Borrower and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, except as therein noted;

          (b) within 50 days after the end of each of the first three fiscal quarters of each fiscal year, its consolidated balance sheets and related statements of earnings and, with respect to Weyerhaeuser, statements of cash flows, showing the financial position of Weyerhaeuser and its consolidated Subsidiaries as of the close of such fiscal quarter and the results of its operations and the operations of such consolidated Subsidiaries during such fiscal quarter and the then elapsed portion of the fiscal year, all certified (in the form of Exhibits D-1 and D-2, with respect to Weyerhaeuser and WRECO, respectively) by one of its Financial Officers as fairly presenting the financial position and results of operations of each such Borrower and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, except as therein noted, subject to appropriate year-end audit adjustments;

          (c) concurrently with any delivery of financial statements under (a) or (b) above, a certificate (in the form of Exhibits D-3 and D-4, with respect to Weyerhaeuser and WRECO, respectively) of the accounting firm or Financial Officer of such Borrower opining on or certifying such statements (which certificate, when furnished by an accounting firm, may be limited to accounting matters and disclaim responsibility for legal interpretations) (i) certifying that no Event of Default or Default has occurred or, if such an Event of Default or Default has occurred, specifying the nature and extent thereof and any corrective action taken or proposed to be taken with respect thereto, (ii) in the case of Weyerhaeuser setting forth computations in reasonable detail satisfactory to the Administrative Agent demonstrating compliance with the covenants contained in Sections 6.01(d) and 6.01(e) and (iii) including a reconciliation setting forth adjustments made to such financial statements in order to make the calculations set forth in clause (ii) above;

          (d) promptly after the same become publicly available, copies of all periodic and other reports, proxy statements and other materials filed by it or any of its Subsidiaries with the SEC, or with any national securities exchange, or distributed to its shareholders, as the case may be;

          (e) as soon as practicable, copies of such further financial statements and reports as such Borrower shall send to banks with which it has lines of credit, and all such financial statements and reports as such Borrower shall send to its shareholders (unless all of the outstanding shares of capital stock of such Borrower are held by one Person);

          (f) promptly, from time to time, such other information regarding the operations, business affairs and financial condition of such Borrower or any of its Subsidiaries, or compliance with the terms of any Loan Document, as the Administrative Agent or any Lender may reasonably request (it being understood that neither Borrower shall be required to provide any information or documents which are subject to confidentiality provisions the nature of which prohibit such disclosure);

          (g) promptly, and in any event within 2 days, upon becoming aware thereof, notice of any proposed or actual down-grade, suspension or withdrawal of the rating provided by S&P or Moody's to Weyerhaeuser in respect of its Senior Unsecured Long-Term Debt; and

          (h) information required to be delivered pursuant to paragraphs (a),
     (b), (d) and (e) shall be deemed to have been delivered on the date on which Weyerhaeuser provides notice to the Administrative Agent that such information has been posted on Weyerhaeuser 's website on the internet at the website address listed on the signature pages thereof, at www.sec.gov or at another website identified in such notice and accessible by the Lenders without charge; provided that Weyerhaeuser shall deliver paper copies of the reports and financial statements referred to in paragraphs
     (a), (b), (d) and (e) of this Section 5.04 to the Administrative Agent or any Lender who requests Weyerhaeuser to deliver such paper copies until written notice to cease delivering paper copies is given by such Administrative Agent or Lender to Weyerhaeuser.

          Section 5.05 Litigation and Other Notices. Furnish to the Administrative Agent (which shall promptly furnish to each Lender) prompt written notice of the following:

          (a) any Event of Default or Default, specifying the nature and extent thereof and the corrective action (if any) proposed to be taken with respect thereto;

          (b) the filing or commencement of, or any threat or notice of intention of any person to file or commence, any action, suit or proceeding, whether at law or in equity or by or before any Governmental Authority, against Weyerhaeuser, WRECO or any of their respective Affiliates which, if adversely determined, could reasonably be expected to result in a Material Adverse Effect;

          (c) any development that has resulted in a Material Adverse Effect;
     and

          (d) the issuance by any Governmental Authority of any injunction, order, decision or other restraint prohibiting, or having the effect of prohibiting, the making of the Loans or the initiation of any litigation or similar proceeding seeking any such injunction, order or other restraint;

provided that in each case no Borrower shall be required to provide separate notice of any event disclosed in any report promptly filed with the SEC.

          Section 5.06 ERISA. As soon as possible and, in any event, within 10 Business Days after Weyerhaeuser knows of the occurrence of any of the following events which individually or in the aggregate could reasonably be expected to have a Material Adverse Effect, Weyerhaeuser will deliver to the Administrative Agent a certificate of the Financial Officer of Weyerhaeuser setting forth details as to such occurrence and such action, if any, which Weyerhaeuser or an ERISA Affiliate is required or proposes to take, together with any notices required or proposed to be given to or filed with or by Weyerhaeuser or such ERISA Affiliate, the PBGC, a Plan participant or the Plan administrator with respect thereto: (a) that a Reportable Event has occurred,
(b) that an accumulated funding deficiency has been incurred or an application has been made to the Secretary of the Treasury for a waiver or modification of the minimum funding standard (including any required installment payments) or an extension of any amortization period under Section 412 of the Code with respect to a Plan, (c) that a Plan has been or is in the process of being terminated, reorganized, partitioned or declared insolvent under Title IV of ERISA, (d) that a Plan has an Unfunded Current Liability, (e) that proceedings have been instituted to terminate a Plan, (f) that a proceeding has been instituted pursuant to Section 515 of ERISA to collect a delinquent contribution to a Plan, or (g) that Weyerhaeuser or any ERISA Affiliate will or is reasonably likely to incur any liability (including any contingent or secondary liability) to or on account of the termination of or withdrawal from a Plan under Section 4062, 4063, 4064, 4069, 4201 or 4204 of ERISA or with respect to a Plan under Section 4975 of the Code or Section 409, 502(i) or 502(l) of ERISA. Weyerhaeuser will, upon written request, deliver to the Administrative Agent a complete copy of the annual report (Form 5500) of each Plan required to be filed with the Internal Revenue Service. In addition to any certificates or notices delivered to the Administrative Agent pursuant to the first sentence hereof, copies of annual reports and any other notices received by Weyerhaeuser or any ERISA Affiliate required to be delivered to the Administrative Agent hereunder shall be delivered to the Administrative Agent no later than 10 Business Days after the later of the date such report or notice has been filed with the Internal Revenue Service or the PBGC, given to Plan participants, received by Weyerhaeuser or such ERISA Affiliate or requested in writing by the Administrative Agent.

          Section 5.07 Maintaining Records; Access to Properties and Inspections. Maintain appropriate, accurate and complete financial records and permit any representatives designated by the Administrative Agent to visit and inspect the financial records and the properties of each such Borrower or any of its Restricted Subsidiaries at reasonable times and, with reasonable prior notice given to Weyerhaeuser, as often as requested and until a Default has occurred at the expense of the Administrative Agent and to make extracts from and copies of such financial records, and permit any representatives designated by any Lender or the Administrative Agent to discuss the affairs, finances and condition of Weyerhaeuser, WRECO or any such Restricted Subsidiary with the officers thereof and independent accountants (so long as a representative of Weyerhaeuser is present, or Weyerhaeuser has consented to the absence of such a representative) therefor (in each case subject to Weyerhaeuser's obligations under applicable confidentiality provisions).

          Section 5.08 Use of Proceeds. Use the proceeds of the Loans only for the purposes set forth in the recitals to this Agreement.

          Section 5.09 Environmental Matters. (a) (i) Comply in all material respects with all Environmental Laws applicable to the ownership or use of any real property owned or leased by such Borrower or any of its Subsidiaries, except where such noncompliance is not, in any case or in the aggregate, reasonably likely to have a Material Adverse Effect, (ii) include in all material contracts with tenants and other persons occupying such real property provisions to ensure such tenants' compliance in all material respects with all such Environmental Laws, and diligently enforce and prosecute its rights with respect to such provisions, (iii) pay or cause to be paid in the case of sole liability, or, in the case of joint liability, to seek contribution or compensation in respect of, all costs and expenses incurred in connection with such compliance, except in respect to costs and expenses that are being contested in good faith and for which such Borrower or such Subsidiary, as the case may be, shall have set aside on its books appropriate reserves, and except where failures to make such payments are not, in any case or in the aggregate, reasonably likely to have a Material Adverse Effect, and (iv) use its best efforts to keep or cause to be kept all such real property free and clear of any liens imposed pursuant to any Environmental Laws, except in respect to liens that are being contested in good faith, and except in respect to liens the existence of which is not, in any case or in the aggregate, reasonably likely to have a Material Adverse Effect.

          (b) Neither such Borrower, nor any of its Subsidiaries will generate, use, treat, store, Release, or permit the generation, use, treatment, storage or Release of Hazardous Materials on any real property owned or leased by such Borrower or any of its Subsidiaries, or transport or permit the transportation of Hazardous Materials to or from any such real property, except for quantities generated, used, treated, stored, or Released on, or transported to or from, such real property in the ordinary course of business in material compliance with all applicable Environmental Laws and, except for such generation, use, treatment or storage on, or transportation to or from, any such real property of Hazardous Materials as is not, in any case or in the aggregate, reasonably likely to have a Material Adverse Effect.

          (c) If the Administrative Agent receives any notice from such Borrower pursuant to subsection (d) of this Section 5.09 or if the Administrative Agent otherwise acquires knowledge of any Environmental Claim which in the sole determination of the Required Lenders would have a Material Adverse Effect with respect to such Borrower then upon the written request of the Required Lenders, such Borrower will provide, at its sole cost and expense, an environmental site assessment report concerning any real property owned or leased by such Borrower or an affected Subsidiary prepared by an environmental consulting firm approved by the Required Lenders, indicating the presence or absence of Hazardous Materials and the potential costs of any removal or remedial action in connection with any Hazardous Materials on any real property owned or leased by such Borrower or any of its Subsidiaries.

          (d) Such Borrower will immediately advise the Administrative Agent in writing of any of the following:

          (i) Any pending or threatened Environmental Claim against such Borrower or any of its Subsidiaries or any real property owned or leased by such Borrower or any of its Subsidiaries which if determined adversely to such Borrower or any of its Subsidiaries would be reasonably likely to have a Material Adverse Effect;

          (ii) Any condition or occurrence on any real property owned or leased by such Borrower or any of its Subsidiaries that (A) results in noncompliance by such Borrower or any of its Subsidiaries with any applicable Environmental Law which noncompliance is reasonably likely to have a Material Adverse Effect, or (B) could reasonably be anticipated to form the basis of an Environmental Claim against such Borrower or any of its Subsidiaries or any real property owned or leased by such Borrower or any of its Subsidiaries and which if determined adversely to such Borrower or any of its Subsidiaries would be reasonably likely to have a Material Adverse Effect;

          (iii) Any condition or occurrence on any real property owned or leased by such Borrower or any of its Subsidiaries or, to the actual knowledge of such Borrower or any of its Subsidiaries, any property adjoining or in the vicinity thereof that could reasonably be anticipated to cause such real property to be subject to any restrictions on the ownership, occupancy, use, or transferability thereof under any Environmental Law which restrictions, in any case or in the aggregate, are reasonably likely to have a Material Adverse Effect; and

          (iv) The taking of any removal or remedial action in response to the actual or alleged presence of any Hazardous Materials on any real property owned or leased by such Borrower or any of its Subsidiaries the taking of which, in any case or in the aggregate, is reasonably likely to have a Material Adverse Effect.

All such notices shall describe in reasonable detail the nature of the claim, investigation, condition, occurrence, or removal or remedial action and the action which such Borrower or any of its Subsidiaries proposes to take in response thereto.

          Section 5.10 Performance of Transaction Agreements. Perform and observe all of the material terms and provisions of the agreements to be performed or observed by it with respect to the Transactions.

          Section 5.11 OCBM Agreement. With respect to Weyerhaeuser, perform, observe and comply with each of its covenants and agreements in the OCBM Agreement, and do or cause to be done all things necessary to keep the OCBM Agreement in full force and effect.

          Section 5.12 Further Assurances. Promptly cause to be taken, executed, acknowledged or delivered, at the sole expense of such Borrower, all such further acts, documents and assurances as the Required Lenders may from time to time reasonably request in order for such Borrower to carry out its obligations hereunder and under the other Loan Documents.

          Section 5.13 Guarantee. On or prior to March 31, 2003, cause the Company either (i) to merge with and into Weyerhaeuser (with Weyerhaeuser being the surviving corporation) or (ii) to execute for the benefit of the Administrative Agent and the Lenders a Guarantee, in form and substance reasonably satisfactory to the Administrative Agent, pursuant to which the Company shall guarantee the obligations of Weyerhaeuser arising under this Agreement and the other Loan Documents; provided that the obligations of the Company under such Guarantee shall rank in right of payment at least pari passu with all other unsecured senior Indebtedness of the Company; and provided, further, that such Guarantee shall be limited to an amount that would not render the Company insolvent. In addition, to the extent the Company guarantees any obligations of Weyerhaeuser with respect to an issuance by Weyerhaeuser of Indebtedness pursuant to a public offering registered with the SEC, a Rule 144A or Regulation S private placement or any other similar offering on an underwritten or placement-agent basis, Weyerhaeuser shall cause the Company to execute, promptly but in any case no later than forty-five days after the date of such issuance, for the benefit of the Administrative Agent and the Lenders, a Guarantee, in form and substance reasonably satisfactory to the Administrative Agent, pursuant to which the Company shall equally and ratably guarantee the obligations of Weyerhaeuser arising under this Agreement and the other Loan Documents; provided that such Guarantee shall be limited to an amount that would not render the Company insolvent.

                                  ARTICLE VI

                              NEGATIVE COVENANTS

          Section 6.01 Covenants of Weyerhaeuser. Weyerhaeuser covenants and agrees with each Lender and the Administrative Agent that, so long as this Agreement shall remain in effect or the principal of or interest on any Loan, any Fees or any other expenses or amounts payable under any Loan Document shall be unpaid, unless the Required Lenders shall otherwise consent in writing, it will not, either directly or indirectly:

          (a) Secured Indebtedness. (i) Issue, assume or guarantee, or permit any of its Restricted Subsidiaries to issue, assume or guarantee, any indebtedness for money borrowed (hereinafter in this Section 6.01(a) referred to as "debt"), if such debt is secured by a deed of trust, mortgage, pledge, security interest or other lien or encumbrance (any deed of trust, mortgage, pledge, security interest or other lien or encumbrance being hereinafter in this Section 6.01(a) referred to as a "mortgage" or collectively "mortgages") upon or with respect to any timber or timberlands of Weyerhaeuser or such Restricted Subsidiary located in the States of Washington, Oregon, Arkansas, Oklahoma, Mississippi or North Carolina, or upon or with respect to any principal manufacturing plant of Weyerhaeuser or such Restricted Subsidiary located anywhere in the United States of America, in either case now owned or hereafter acquired, without in any such case effectively providing, concurrently with the issuance, assumption or guarantee of any such debt, that the Loans (together with, if Weyerhaeuser shall so determine, any other indebtedness of or guarantee by Weyerhaeuser or such Restricted Subsidiary ranking equally with the Loans and then existing or thereafter created) shall be secured equally and ratably with (or prior to) such debt; provided, however, that the foregoing restrictions shall not be applicable to:

               (1) mortgages upon or with respect to any property of any of its Restricted Subsidiaries securing debt of such Restricted Subsidiary to Weyerhaeuser or another Restricted Subsidiary of Weyerhaeuser;

               (2) mortgages upon or with respect to any property acquired, constructed or improved by Weyerhaeuser or any of its Restricted Subsidiaries after the date of this Agreement which are created, incurred or assumed contemporaneously with, or within 90 days after, such acquisition, construction or improvement, to secure or provide for the payment of any part of the purchase price of such property or the cost of such construction or improvement, or mortgages upon or with respect to any property existing at the time of acquisition thereof; provided, however, that in the case of any such construction or improvement the mortgage shall not apply to any property theretofore owned by Weyerhaeuser or any of its Restricted Subsidiaries other than any theretofore unimproved real property on which the property so constructed, or the improvement, is located;

               (3) any extension, renewal or replacement of any mortgage referred to in clause (2) above or clause (4) below; provided, however, that the principal amount of indebtedness secured thereby shall not exceed the principal amount of indebtedness so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or part of the same property which secured the mortgage so extended, renewed or replaced; and

               (4) any mortgage existing on any timber or timberlands of any Person or upon or with respect to any principal manufacturing plant of any Person at the time of acquisition by the Borrower or any of its Restricted Subsidiaries of such Person.

               (ii) Notwithstanding the provisions of paragraph (a)(i) of this
          Section 6.01, Weyerhaeuser or any of its Restricted Subsidiaries may issue, assume or guarantee secured debt which would otherwise be subject to the foregoing restrictions in an aggregate amount which, together with all other such debt of Weyerhaeuser and its Restricted Subsidiaries and the Attributable Debt in respect of Sale and Lease-Back Transactions (as defined in Section 6.01(b)) existing at such time (other than Sale and Lease-Back Transactions permitted because Weyerhaeuser would be entitled to incur debt secured by a mortgage on the property to be leased without equally and ratably securing the Loans pursuant to paragraph (a)(i) of this Section 6.01, and other than Sale and Lease-Back Transactions the proceeds of which have been applied in accordance with clause (ii) of Section 6.01(b)), does not at the time exceed five percent (5%) of Shareholders' Interest in Weyerhaeuser and its Restricted Subsidiaries (as hereinafter defined). The term "Attributable Debt" as used in this paragraph shall mean, as of any particular time, the present value of the obligation of the lessee for rental payments during the remaining term of any lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

               (iii) For purposes of this Section 6.01(a), (A) the term "principal manufacturing plant" shall not include any manufacturing plant which, in the reasonable opinion of the Board of Directors of Weyerhaeuser, is not a principal manufacturing plant of Weyerhaeuser and its Restricted Subsidiaries; (B) the following types of transactions shall not be deemed to create debt secured by a mortgage: (1) the sale, mortgage or other transfer of timber in connection with an arrangement under which Weyerhaeuser or any of its Restricted Subsidiaries is obligated to cut such timber or a portion thereof in order to provide the transferee with a specified amount of money however determined; (2) the mortgage of any property of Weyerhaeuser or any of its Restricted Subsidiaries in favor of the United States, or any State, or any department, agency or instrumentality of either, to secure partial, progress, advance or other payments to Weyerhaeuser or any of its Restricted Subsidiaries pursuant to the provisions of any contract or statute and (3) liens existing on property at the time of acquisition of such property; and (C) the term "Shareholders' Interest in Weyerhaeuser and its Restricted Subsidiaries" shall mean the aggregate of capital and surplus, including surplus resulting from the March 1, 1913 revaluation of timber and timberlands, of Weyerhaeuser and its Restricted Subsidiaries, after deducting the cost of shares of Weyerhaeuser held in treasury.

               (b) Sale and Lease-Back. Enter into any arrangement, or permit any Restricted Subsidiary to enter into any arrangement, with any Person providing for the leasing by Weyerhaeuser or any of its Restricted Subsidiaries of any real property in the United States (except for temporary leases for a term of not more than three years), which property has been or is to be sold or transferred by Weyerhaeuser or such Restricted Subsidiary to such Person (herein referred to as a "Sale and Lease-Back Transaction"), unless (i) Weyerhaeuser or such Restricted Subsidiary would be entitled to incur debt secured by a mortgage on the property to be leased without equally or ratably securing the Loans pursuant to Section 6.01(a), or (ii) Weyerhaeuser applies an amount equal to the fair value (as determined by the Board of Directors of Weyerhaeuser) of the property so leased to the retirement (other than any mandatory retirement), within 90 days of the effective date of any such Sale and Lease-Back Transaction, of indebtedness for borrowed money incurred or assumed by Weyerhaeuser which by its terms matures at, or is extendible or renewable at the option of the obligor to, a date more than 12 months after the date of the creation of such debt.

               (c) Merger, Consolidation, etc. Be a party to a merger or consolidation or sell, transfer or otherwise dispose of all or substantially all of its properties or assets in a single transaction or in a series of related transactions unless (i) such merger, consolidation, sale, transfer or disposition is made with respect to another corporation incorporated and doing business primarily within the United States of America which shall expressly assume, in form and substance reasonably satisfactory to the Required Lenders, the obligations of Weyerhaeuser under the Loan Documents and Weyerhaeuser's Loans, and (ii) immediately after giving effect to such merger, consolidation, sale, transfer or disposition, no Default or Event of Default hereunder shall have occurred and be continuing.

               (d) Debt Ratio. Permit Total Funded Indebtedness to exceed (i) on or after the Closing Date, 72% of the sum of Weyerhaeuser's Total Adjusted Shareholders' Interest and Total Funded Indebtedness, (ii) on or after December 31, 2003, 69% of such sum and (iii) on or after June 30, 2005, 65% of such sum.

               (e) Net Worth. At any time permit Weyerhaeuser's Total Adjusted Shareholders' Interest to be less than $4,955,000,000.

               (f) Change in Business. Engage in, or permit any Restricted Subsidiary to engage in, any material business activities or operations substantially different from, or unrelated to, the business activities and operations conducted by it as of the date hereof, except for reasonable extensions, developments and modifications thereof.

          Section 6.02 Covenants with respect to WRECO. WRECO covenants and agrees with each Lender and the Administrative Agent that, so long as this Agreement shall remain in effect or the principal of or interest on any Loan, any Fees or any other expenses or amounts payable under any Loan Document shall be unpaid, unless the Required Lenders shall otherwise consent in writing, it will not, either directly or indirectly:

          (a) Capital Base. Have a Capital Base less than $100,000,000.


          (b) Limitation on Indebtedness. Create, issue, guarantee, assume or otherwise become liable, directly or indirectly, or permit any of its Restricted Subsidiaries to create, issue, guarantee, assume or otherwise become liable, directly or indirectly, in respect of any (i) Senior Debt of WRECO or Indebtedness of any of its Restricted Subsidiaries if, immediately after giving effect to the incurrence thereof and to the application of the proceeds thereof, the aggregate principal amount of all consolidated Senior Debt of WRECO and its Restricted Subsidiaries then outstanding would exceed 80% of the sum of (x) the Capital Base plus (y) the aggregate principal amount of Senior Debt of WRECO and its Restricted Subsidiaries then outstanding; or
(ii) Subordinated Debt of WRECO if, immediately after giving effect to the incurrence thereof and to the application of the proceeds thereof, the aggregate principal amount of Subordinated Debt of WRECO then outstanding would exceed 100% of Adjusted Net Worth. For purposes of this Section and
Section 6.02(c), Indebtedness of a Person which becomes a Restricted Subsidiary on any date shall be deemed to have been issued or incurred as of such date.

          (c) Limitation on Mortgages and Liens. Create, incur or permit to exist any mortgage, pledge, encumbrance, lien, security interest or charge of any kind (including liens or charges upon properties acquired or to be acquired under conditional sales agreements or other title retention devices) on its property or assets, whether now owned or hereafter acquired, or upon any income or profits thereof, or permit any of its Restricted Subsidiaries to do any of the foregoing, except:

               (i) liens, charges, encumbrances and priority claims incidental to the conduct of the business or the ownership of properties and assets (including warehousemen's, attorneys' and statutory landlords' liens) and liens, pledges or deposits in connection with workmen's compensation, unemployment insurance, old age benefit or social security obligations, taxes, assessments, statutory obligations or other similar charges, liens of contractors, mechanics and materialmen, good faith deposits in connection with tenders, contracts or leases to which WRECO or any of its Restricted Subsidiaries is a party or other deposits required to be made in the ordinary course of business and not in connection with the borrowing of money, easements, rights of way, restrictions and other similar encumbrances that, in the aggregate, are not substantial in amount and that do not in any case materially detract from the value of the property subject thereto or substantially interfere with the ordinary conduct of WRECO's business; provided in each case the obligation secured is not overdue or, if overdue, is being contested in good faith by appropriate proceedings;

               (ii) provided that no Default or Event of Default has occurred and is continuing, the pledge of assets for the purpose of securing any appeal or stay or discharge in the course of any legal proceeding and liens on or resulting from judgments or awards in respect of which WRECO or any of its Restricted Subsidiaries shall in good faith be prosecuting an appeal or proceeding for review;

               (iii) mortgages, liens or security interests existing as of the date of this Agreement securing obligations of WRECO or any of its Restricted Subsidiaries outstanding on such date and all renewals, extensions or refundings thereof (without increase in the principal amount remaining unpaid at the time of any such renewal, extension or refunding);

               (iv) mortgages, liens or security interests securing Indebtedness of a Restricted Subsidiary of WRECO to another Restricted Subsidiary of WRECO or to WRECO;

               (v) mortgages, conditional sale contracts, security interests or other arrangements for the retention of title (including financing leases), in addition to those permitted under subparagraphs (iii), (iv), (vi) and (vii) hereof, given to secure the payment of the purchase price incurred in connection with the acquisition of property useful and intended to be used in carrying on the business of WRECO or any of its Restricted Subsidiaries, and liens existing on such property at the time of acquisition thereof or at the time of acquisition by WRECO or a Restricted Subsidiary of any Person then owning such property whether or not such existing liens were given to secure the payment of the purchase price of the property to which they attach; provided that the lien or charge shall attach solely to the property acquired or purchased and any improvements then or thereafter placed thereon;

               (vi) mortgages, security interests and other encumbrances or liens on Real Estate Assets, incurred or created in the ordinary course of the business of WRECO and its Restricted Subsidiaries; provided that the aggregate principal amount of all Indebtedness so secured and at any one time outstanding shall not exceed 10% of the Capital Base at such time; and

               (vii) mortgages, conditional sale contracts, security interests or other arrangements for the retention of title (including financing leases), in addition to those specifically permitted by foregoing subparagraphs (i) through (vi) hereof, given to secure the payment of Senior Debt of WRECO or any of its Restricted Subsidiaries, and any renewal, extension or refunding of any such Senior Debt; provided that the aggregate principal amount of all Senior Debt of WRECO and its Restricted Subsidiaries so secured and at any one time outstanding shall not exceed 10% of the Capital Base at such time.

          In the event that any property is subjected to a lien or other encumbrance in violation of this Section 6.02(c), WRECO will make or cause to be made effective provision whereby the Loans shall be secured equally and ratably with all other obligations secured thereby (provided, however, that such violation shall constitute a default under this Agreement whether or not such provision is made) and, if such provision is not made, an equitable lien, so equally and ratably securing the Loans, shall (to the extent permitted by law) exist on such property.

          (d) Limitation on Mergers and Consolidations. Be a party to any merger or consolidation unless (i) WRECO or a Weyerhaeuser Subsidiary (as defined below) having substantially all of its assets and doing business primarily in the United States of America shall be the surviving or resulting corporation of any such merger or consolidation and immediately after giving effect to any such merger or consolidation such successor corporation, whether or not WRECO, shall be entitled to incur at least $1 of additional Senior Debt under Section 6.02(b); (ii) if the surviving or resulting corporation is not WRECO, the surviving or resulting corporation shall be a Weyerhaeuser Subsidiary incorporated within the United States of America and shall expressly assume the obligations of WRECO under this Agreement and the other Loan Documents to which it is a party by supplemental agreement reasonably satisfactory to the Administrative Agent; (iii) immediately after giving effect to any such merger or consolidation, no Default or Event of Default shall have occurred and be continuing; and (d) WRECO shall have delivered to the Administrative Agent a certificate signed by two of WRECO's officers stating that such merger or consolidation and, if a supplemental agreement is required in connection therewith as aforesaid, such supplemental agreement comply with the provisions described in this paragraph. Upon the consummation of any merger or consolidation in which the surviving or resulting corporation is not WRECO in accordance with the foregoing provisions, the surviving or resulting corporation shall succeed to and be substituted for, and may exercise every right and power of and shall be subject to all of the obligations of, WRECO under this Agreement and the other Loan Documents to which it is a party, with the same effect as if it had been named as WRECO therein. As used in this paragraph, the term "Weyerhaeuser Subsidiary" means a corporation at least 79% of whose issued and outstanding shares of capital stock at the time outstanding and having ordinary voting power for the election of a majority of the directors of such corporation shall be owned and controlled by Weyerhaeuser or a wholly owned Subsidiary of Weyerhaeuser.

          (e) Limitation on Sale of Assets. Sell, transfer or otherwise dispose of all or substantially all of its properties and assets in a single transaction or in a series of related transactions unless (i) the consideration received therefor shall consist of cash, securities or other properties having an aggregate fair value (as determined in good faith by the Board of Directors of WRECO) equal to not less than the aggregate fair value (as determined in good faith by the Board of Directors of WRECO) of the properties and assets so sold, transferred or otherwise disposed of; (ii) immediately after giving effect thereto WRECO shall be entitled to incur at least $1 of additional Senior Debt under
     Section 6.02(b); (iii) immediately after giving effect thereto, no Default or Event of Default shall have occurred and be continuing; and
     (iv) WRECO shall have delivered to the Administrative Agent a certificate signed by two of WRECO's officers stating that such transaction complies with the provisions described in this paragraph.

                                 ARTICLE VII

                               EVENTS OF DEFAULT

          Section 7.01 Events of Default. In case of the happening of any of the events under Sections 7.01(a) through 7.01(l) below (an "Event of Default"):

          (a) default shall be made in the payment by a Borrower of any principal of any Loan, when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or by acceleration thereof or otherwise;

          (b) default shall be made in the payment by a Borrower of any interest on any Loan or any Fee or any other amount (other than an amount referred to in Section 7.01(a) above) due under any Loan Document, when and as the same shall become due and payable, and such default shall continue unremedied for a period of five days;

          (c) any representation or warranty made or deemed made by a Borrower in or in connection with any Loan Document or the Borrowings hereunder, or any representation, warranty, statement or information contained in any report, certificate, financial statement or other instrument furnished in connection with or pursuant to any Loan Document, shall prove to have been false or misleading in any material respect when so made, deemed made or furnished;

          (d) default shall be made in the due observance or performance by a Borrower or any of its Subsidiaries (or its respective Restricted Subsidiaries, if such covenant, condition or agreement applies only to Restricted Subsidiaries) of any covenant, condition or agreement contained in Section 5.01(a), Section 5.05(a), Section 5.13 or in Article VI;

          (e) default shall be made in the due observance or performance by a Borrower or any of its Subsidiaries (or its Restricted Subsidiaries, if such covenant, condition or agreement applies only to Restricted Subsidiaries) of any covenant, condition or agreement contained in any Loan Document (other than those specified in Sections 7.01(a), 7.01(b), 7.01(c) or 7.01(d)) and such default shall continue unremedied for a period of thirty days after notice thereof from the Administrative Agent or any Lender to such Borrower;

          (f) a Borrower or any of its Restricted Subsidiaries shall (i) fail to pay, when and as the same shall become due and payable (and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument related to such Indebtedness) any principal or interest, regardless of amount, due in respect of Indebtedness in an aggregate principal amount in excess of $100,000,000, or (ii) fail to observe or perform any other terms, covenants, conditions or agreements contained in any agreements or instruments evidencing or governing Indebtedness in an aggregate principal amount in excess of $100,000,000 (and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument related to such Indebtedness), if the effect of any failure or failures referred to in this Section 7.01(f)(ii) is to cause or permit the holder or holders of such Indebtedness or a trustee on its or their behalf (with or without the giving of notice) to cause, such Indebtedness to become due prior to its stated; provided that any Transaction-Related Event of Default that, but for this proviso, would be a Default or an Event of Default pursuant to this Section 7.01(f) prior to November 11, 2002, shall be deemed to be neither a Default nor an Event of Default;

          (g) an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking (i) relief in respect of a Borrower or any of its Restricted Subsidiaries, or of a substantial part of the property or assets of such Borrower or any of its Restricted Subsidiaries, under Title 11 of the United States Code, as now constituted or hereafter amended, or any other Federal or state bankruptcy, insolvency, receivership or similar law, (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for such Borrower or any of its Restricted Subsidiaries or for a substantial part of the property or assets of such Borrower or any of its Restricted Subsidiaries or (iii) the winding-up or liquidation of such Borrower or any of its Restricted Subsidiaries; and such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered;

          (h) a Borrower or any of its Restricted Subsidiaries shall (i) voluntarily commence any proceeding or file any petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, or any other Federal or state bankruptcy, insolvency, receivership or similar law, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or the filing of any petition described in Section 7.01(g) above, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for such Borrower or any of its Restricted Subsidiaries or for a substantial part of the property or assets of such Borrower or any of its Restricted Subsidiaries, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors, (vi) become unable, admit in writing its inability or fail generally to pay its debts as they become due or (vii) take any action for the purpose of effecting any of the foregoing;

          (i) one or more judgments for the payment of money in an aggregate amount in excess of $100,000,000 shall be rendered against a Borrower or any of its Restricted Subsidiaries or any combination thereof and the same shall remain undischarged for a period of 30 consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to levy upon assets or properties of such Borrower or any of its Restricted Subsidiaries to enforce any such judgment;

          (j) any Plan shall fail to satisfy the minimum funding standard required for any plan year or a waiver of such standard or extension of any amortization period is sought or granted under Section 412 of the Code, any Plan is, shall have been or is likely to be terminated or the subject of termination proceedings under ERISA, any Plan shall have an Unfunded Current Liability, or Weyerhaeuser has incurred or is likely to incur a liability to or on account of a Plan under Sections 409, 502(i), 502(l), or 515 of ERISA or Section 4975 of the Code, or Weyerhaeuser or any ERISA Affiliate has incurred or is likely to incur a liability to or on account of a Plan under Sections 4062, 4063, 4064, 4069, 4201 or 4204 of ERISA; and there shall result from any such event or events referred to in this Section 7.01(j) the imposition of a lien upon the assets of Weyerhaeuser or any ERISA Affiliate, the granting of a security interest, a liability or a material risk of incurring a liability to the PBGC or the Internal Revenue Service or a Plan or a trustee appointed under ERISA or a liability or a material risk of incurring a liability under Sections 409, 502(i) or 502(l) of ERISA or under Sections 4971 or 4975 of the Code; which, in the good faith determination of the Required Lenders, will have a Material Adverse Effect;

          (k) there shall have occurred a Change in Control of a Borrower; or

          (l) the OCBM Agreement shall cease, for any reason, to be in full force and effect, or Weyerhaeuser shall contest the validity or enforceability thereof or otherwise fail to comply with its obligations thereunder;

then, and in every such event (other than an event with respect to a Borrower described in Section 7.01(g) or 7.01(h) above), and at any time thereafter during the continuance of such event, the Administrative Agent, at the request of the Required Lenders, shall, by notice to the Borrowers, take any or all of the following actions, at the same or different times: (i) terminate forthwith the Commitments of the Lenders, (ii) declare the Loans then outstanding to the Borrowers to be forthwith due and payable in whole or in part, whereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and any unpaid accrued Fees and all other liabilities of the Borrowers accrued hereunder and under any other Loan Document, shall become forthwith due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Borrowers, anything contained herein or in any other Loan Document to the contrary notwithstanding; and in any event with respect to a Borrower described in Sections 7.01(g) or 7.01(h) above, the Commitments of the Lenders shall automatically terminate and the principal of the Loans then outstanding, together with accrued interest thereon and any unpaid accrued Fees and all other liabilities of the Borrowers accrued hereunder and under any other Loan Document, shall automatically become due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Borrowers, anything contained herein or in any other Loan Document to the contrary notwithstanding.


                                 ARTICLE VIII

                           THE ADMINISTRATIVE AGENT

          Section 8.01 The Administrative Agent. In order to expedite the transactions contemplated by this Agreement, JPMorgan Chase Bank is hereby appointed to act as Administrative Agent on behalf of the Lenders. Each of the Lenders, and each assignee thereof, hereby irrevocably authorizes the Administrative Agent to take such actions on behalf of such Lender and to exercise such powers as are specifically delegated to the Administrative Agent by the terms and provisions hereof, together with such actions and powers as are reasonably incidental thereto.

          The Administrative Agent is hereby expressly authorized by the Lenders, without hereby limiting any implied authority, (a) to receive on behalf of the Lenders, all payments of principal of and interest on the Loans and all other amounts due to the Lenders hereunder, and promptly to distribute to each Lender its proper share of each payment so received; (b) to give prompt notice on behalf of each of the Lenders to the Borrowers of any Event of Default specified in this Agreement of which the Administrative Agent has actual knowledge acquired in connection with its agency hereunder; and (c) to distribute promptly to each Lender copies of all notices, financial statements and other materials delivered by the Borrowers pursuant to this Agreement as received by the Administrative Agent.

          Neither the Administrative Agent nor any of its directors, officers, employees or agents shall be liable as such to any Lender for any action taken or omitted by any of them except for its or his own gross negligence or willful misconduct, or be responsible for any statement, warranty or representation herein or the contents of any document delivered in connection herewith, or be required to ascertain or to make any inquiry concerning the performance or observance by the Borrowers of any of the terms, conditions, covenants or agreements contained in any Loan Document. The Administrative Agent shall not be responsible to the Lenders for (i) the due execution, genuineness, validity, enforceability or effectiveness of this Agreement or any other Loan Documents or other instruments or agreements or (ii) the satisfaction of any condition set forth in any Loan Document, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent. The duties of the Administrative Agent shall be mechanical and administrative in nature; the Administrative Agent shall not have by reason of this Agreement or any other Loan Document a fiduciary relationship in respect of any Lender. The Administrative Agent shall in all cases be fully protected in acting, or refraining from acting, in accordance with written instructions signed by the Required Lenders or the Lenders, as the case may be, and, except as otherwise specifically provided herein, such instructions and any action or inaction pursuant thereto shall be binding on all of the Lenders. The Administrative Agent shall, in the absence of knowledge to the contrary, be entitled to rely on any instrument or document believed by it to be genuine and correct and to have been signed or sent by the proper person or persons. The Administrative Agent may also rely upon any statement made to it orally or by telephone and believed to be made by the proper Person, and shall not incur any liability for relying thereon.

          Neither the Administrative Agent nor any of its directors, officers, employees or agents shall have any responsibility to the Borrowers on account of the failure of or delay in performance or breach by any Lender of any of its obligations hereunder or to any Lender on account of the failure of or delay in performance or breach by any other Lender or the Borrowers of any of their respective obligations hereunder or under any other Loan Document or in connection herewith or therewith. The foregoing shall not limit the obligations of JPMorgan Chase Bank (or its successors and assigns) in its capacity as Lender hereunder. The Administrative Agent may execute any and all duties hereunder by or through agents or employees and shall be entitled to rely upon the advice of legal counsel (who may be counsel for a Borrower), independent accountants and other experts selected by it with respect to all matters arising hereunder and shall not be liable for any action taken or suffered in good faith by it in accordance with the advice of such counsel. The exculpatory provisions of this Article VIII shall apply to any such agent or employee, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent.

          The Administrative Agent shall not have any duties or obligations except those expressly set forth herein. Without limiting the generality of the foregoing, the Lenders hereby acknowledge that (a) the Administrative Agent shall not be subject to any fiduciary or other implied duties, regardless of whether a Default or Event of Default has occurred and is continuing, (b) the Administrative Agent shall be under no duty to take any discretionary action permitted to be taken by it pursuant to the provisions of this Agreement unless it shall be requested in writing to do so by the Required Lenders or the Lenders, as the case may be, and (c) except as expressly set forth herein, the Administrative Agent shall not have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrowers or any of their respective Subsidiaries that is communicated to or obtained by the Administrative Agent or any of its Affiliates in any capacity.

          Subject to the appointment and acceptance of a successor Administrative Agent as provided below, the Administrative Agent may resign at any time by notifying the Lenders and the Borrowers. Upon any such resignation, the Required Lenders shall have the right to appoint a successor. If no successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may, on behalf of the Lenders, appoint a successor Administrative Agent which shall be a bank with an office in New York, New York, having a combined capital and surplus of at least $500,000,000 or an Affiliate of any such bank. Upon the acceptance of any appointment as Administrative Agent hereunder by a successor bank, such successor shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder. After the Administrative Agent's resignation hereunder, the provisions of this Article and Section 9.05 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as Administrative Agent.

          With respect to the Loans made by it hereunder, the Administrative Agent in its individual capacity and not as Administrative Agent shall have the same rights and powers as any other Lender and may exercise the same as though it were not the Administrative Agent, and the Administrative Agent and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Borrowers or any of their respective Subsidiaries or other Affiliate thereof as if it were not the Administrative Agent.

          Each of the Lenders agrees (i) to reimburse the Administrative Agent, on demand, in the amount of its pro rata share (based on its Commitment hereunder) of any expenses incurred for the benefit of the Lenders by the Administrative Agent, including counsel fees and compensation of agents and employees paid for services rendered on behalf of the Lenders, which shall not have been reimbursed by the Borrowers and (ii) to indemnify and hold harmless the Administrative Agent and any of its directors, officers, employees or agents, on demand, in the amount of such pro rata share, from and against any and all liabilities, taxes, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against it in its capacity as the Administrative Agent or any of them in any way relating to or arising out of this Agreement or any other Loan Document or any action taken or omitted by it or any of them under this Agreement or any other Loan Document, to the extent the same shall not have been reimbursed by the Borrowers; provided that no Lender shall be liable to the Administrative Agent for any portion of such liabilities, taxes, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the gross negligence or willful misconduct of the Administrative Agent or any of its directors, officers, employees, or agents.

          Each of the Lenders acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each of the Lenders also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement or any other Loan Document, any related agreement or any document furnished hereunder or thereunder.

          Section 8.02 Other Agents. Each of the Lenders and each of the Borrowers acknowledges (A) that each of the Lead Arrangers, the Joint Book Runners, the Syndication Agent and the Co-Documentation Agents, in their capacity as, respectively, Lead Arranger, Joint Book Runner, Syndication Agent and the Co-Documentation Agent, do not have any responsibility or liability hereunder, and (B) that the titles "Lead Arranger," "Joint Book Runner," "Syndication Agent" and "Co-Documentation Agent" are purely honorary in nature.

                                  ARTICLE IX

                                 MISCELLANEOUS

          Section 9.01 Notices. Notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed or sent by telecopy to the address specified below, or such other address as such party shall hereafter have specified by written notice to the Administrative Agent and the Borrowers:

          (a) if to a Borrower by hand or courier service, to such Borrower at 33663 Weyerhaeuser Way South, Federal Way, Washington, or by facsimile to
     (253) 924-3543, in each case to the Attention of Vice President and Treasurer with a copy to Secretary;

          (b) if to the Administrative Agent or a Lender, to it at its address (or telecopy number) set forth in Schedule 9.01 or in the Assignment and Acceptance pursuant to which such Lender became a party hereto.

          All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt if delivered by hand or overnight courier service or sent by telecopy or other telegraphic communications equipment of the sender, in each case delivered, sent or mailed (properly addressed) to such party as provided in this Section 9.01 or in accordance with the latest unrevoked direction from such party given in accordance with this Section 9.01.

          Section 9.02 Survival of Agreement. All covenants, agreements, representations and warranties made by the Borrowers herein and in the certificates or other instruments prepared or delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the Lenders and shall survive the making of the Loans regardless of any investigation made by the Lenders or on their behalf, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any Fee or any other amount payable under this Agreement or any other Loan Document is outstanding and unpaid and so long as the Commitments hereunder have not been terminated. The Commitment Letter shall terminate on the Closing Date.

          Section 9.03 Binding Effect. This Agreement shall become effective when it shall have been executed by the Borrowers and the Administrative Agent and when the Administrative Agent shall have received copies hereof which, when taken together, bear the signatures of each Lender and thereafter shall be binding upon and inure to the benefit of the Borrowers, the Administrative Agent, each Lender, and their respective successors and assigns, except that, other than as provided in Section 6.01(c) and Section 6.02(d), neither Borrower shall have the right to assign or delegate its rights or obligations hereunder or any interest herein without the prior consent of all the Lenders.

          Section 9.04 Successors and Assigns. (a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that, other than as provided in Section 6.01(c) and Section 6.02(d), neither Borrower may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by a Borrower without such consent shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

          (b) Any Lender may assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans at the time owing to it); provided that (i) except in the case of an assignment to a Lender or a Lender Affiliate, each of the Borrowers and the Administrative Agent must give their prior written consent to such assignment (which consent shall not be unreasonably withheld or delayed), (ii) except in the case of an assignment to a Lender or a Lender Affiliate or an assignment of the entire remaining amount of the assigning Lender's Commitment, the amount of the Commitment of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Acceptance with respect to such assignment is delivered to the Administrative Agent) shall not be less than $5,000,000 unless each of the Borrowers and the Administrative Agent otherwise consent, (iii) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender's rights and obligations under this Agreement, (iv) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Acceptance, together with a processing and recordation fee of $3,500, and
(v) the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire; and provided further that any consent of a Borrower otherwise required under this paragraph shall not be required if a Default or Event of Default has occurred and is continuing. Subject to acceptance and recording thereof pursuant to paragraph
(d) of this Section, from and after the effective date specified in each Assignment and Acceptance the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Acceptance, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Acceptance, be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.11, 2.13, 2.17 and 9.05). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (e) of this Section.

          (c) The Administrative Agent, acting for this purpose as an agent of the Borrowers, shall maintain at one of its offices in The City of New York a copy of each Assignment and Acceptance delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitment of, and principal amount of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the "Register"). The entries in the Register shall be conclusive, and the Borrowers, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrowers and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

          (d) Upon its receipt of a duly completed Assignment and Acceptance executed by an assigning Lender and an assignee, the assignee's completed Administrative Questionnaire

(unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in paragraph (b) of this Section and any written consent to such assignment required by paragraph (b) of this Section, if any, the Administrative Agent shall accept such Assignment and Acceptance and record the information contained therein in the Register. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.

          (e) Any Lender may, without the consent of the Borrowers, sell participations to one or more banks or other entities (a "Participant") in all or a portion of such Lender's rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans owing to it); provided that (i) such Lender's obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrowers, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to Section 9.08(b) that affects such Participant. Subject to paragraph (f) of this Section, the Borrowers agree that each Participant shall be entitled to the benefits of Sections 2.11, 2.13 and 2.17 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 9.06 as though it were a Lender, provided such Participant agrees to be subject to Section 2.15 as though it were a Lender.

          (f) A Participant shall not be entitled to receive any greater payment under Section 2.11 or 2.17 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrowers' prior written consent.

          (g) Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement and the other Loan Documents (including, without limitation, any notes held by it pursuant to Section 2.05(e)) to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank, without notice to, or consent of the Borrower or the Administrative Agent, and this Section shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

          (h) Weyerhaeuser authorizes each Lender to disclose to any Participant or assignee and any prospective Participant or assignee any and all financial information in such Lender's possession concerning Weyerhaeuser or any Subsidiary of Weyerhaeuser which has been delivered to such Lender by a Borrower in connection with such Lender's credit evaluation of a Borrower prior to entering into this Agreement; provided that such Participant or assignee or prospective Participant or assignee agrees to treat any such information which is not public as confidential in accordance with the terms of the Agreement.

          Section 9.05 Expenses; Indemnity. (a) The Borrowers jointly and severally agree to pay all reasonable out-of-pocket expenses incurred by the Administrative Agent in connection with the preparation of this Agreement and the other Loan Documents or in connection with any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions hereby contemplated shall be consummated) or incurred by the Administrative Agent or any Lender in connection with the enforcement or protection of their rights in connection with this Agreement and the other Loan Documents or in connection with the Loans made, including the fees and disbursements of Shearman & Sterling, special counsel for the Administrative Agent, and, in connection with any such amendment, modification or waiver made in connection with any such enforcement or protection, the fees and disbursements of any other counsel for the Administrative Agent or any Lender. The Borrowers further agree jointly and severally that they shall indemnify the Lenders from and hold them harmless against any documentary taxes, assessments or charges made by any Governmental Authority by reason of the execution and delivery of this Agreement or any of the other Loan Documents.

          (b) Each Borrower will indemnify the Administrative Agent, each Lender, and its directors, officers, employees and agents (each such person being called an "Indemnitee") against, and to hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including reasonable counsel fees and expenses, incurred by or asserted against any Indemnitee arising out of, in any way connected with, or as a result of (i) the execution or delivery by such Borrower of this Agreement or any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties thereto of their respective obligations thereunder or the consummation of the Transactions and the other transactions contemplated hereby and thereby, (ii) the use of the proceeds of the Loans by such Borrower or (iii) any claim, litigation, investigation or proceeding relating to any of the foregoing, whether or not any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses have resulted from the gross negligence or willful misconduct of such Indemnitee.

          (c) It is understood and agreed that, to the extent not precluded by a conflict of interest, each Indemnitee shall endeavor to work cooperatively with Weyerhaeuser with a view toward minimizing the legal and other expenses associated with any defense and any potential settlement or judgment. To the extent reasonably practicable and not disadvantageous to any Indemnitee, it is anticipated that a single counsel selected by Weyerhaeuser may be used. Settlement of any claim or litigation involving any material indemnified amount will require the approval of Weyerhaeuser (not to be unreasonably withheld).

          (d) The provisions of this Section 9.05 shall remain operative and in full force and effect regardless of the expiration of the term of this Agreement, the consummation of the transactions contemplated hereby, the repayment of any of the Loans, the invalidity or unenforceability of any term or provision of this Agreement or any other Loan Document, or any investigation made by or on behalf of the Administrative Agent or any Lender. All amounts due under this Section 9.05 shall be payable on written demand therefor.

          Section 9.06 Right of Setoff. If any Event of Default shall have occurred and be continuing, each Lender is hereby authorized at any time and from time to time, without notice to such Borrower (any such notice being expressly waived by such Borrower), to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by such Lender or any of its respective Affiliates to or for the credit or the account of such Borrower against any of and all the obligations of such Borrower now or hereafter existing under this Agreement and any other Loan Documents held by such Lender, irrespective of whether or not such Lender shall have made any demand under this Agreement or such other Loan Document and although such obligations may be unmatured. The rights of each Lender under this Section 9.06 are in addition to other rights and remedies (including other rights of setoff) which such Lender may have.

          Section 9.07 Applicable Law. THIS AGREEMENT, THE OTHER LOAN DOCUMENTS AND THE RIGHTS AND OBLIGATIONS THEREUNDER OF THE PARTIES THERETO SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.

          Section 9.08 Waivers; Amendment. (a) No failure or delay of the Administrative Agent or any Lender in exercising any power or right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Administrative Agent and the Lenders hereunder and under the other Loan Documents are cumulative and are not exclusive of any rights or remedies which they would otherwise have. No waiver of any provision of this Agreement or any other Loan Document or consent to any departure by the Borrowers therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) below, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice or demand on the Borrowers in any case shall entitle the Borrowers to any other or further notice or demand in similar or other circumstances.

          (b) Neither this Agreement nor any provision hereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Borrowers and the Required Lenders; provided, however, that no such agreement shall (i) change the principal amount of, or extend or advance the maturity of or any date for the scheduled payment of any principal of or interest on, any Loan, or waive or excuse any such scheduled payment or any part thereof, or decrease the rate of interest on any Loan, without the prior written consent of each Lender affected thereby, (ii) change the Commitment or decrease or extend any date for the payment of the Facility Fees of any Lender without the prior written consent of such Lender, or (iii) amend or modify the provisions of Section 2.14, the provisions of Section 2.19, the provisions of this Section 9.08 or the definition of "Termination Date" or "Required Lenders," without the prior written consent of each Lender; provided further that no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent hereunder without the prior written consent of the Administrative Agent. Each Lender shall be bound by any waiver, amendment or modification authorized by this Section 9.08, and


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

any consent by any Lender pursuant to this Section 9.08 shall bind any person subsequently acquiring a Loan from it.

          Section 9.09 Interest Rate Limitation. Notwithstanding anything herein to the contrary, if at any time the applicable interest rate, together with all fees and charges which are treated as interest under applicable law (collectively the "Charges"), as provided for herein or in any other Loan Document, or otherwise contracted for, charged, received, taken or reserved by any Lender, shall exceed the maximum lawful rate (the "Maximum Rate") which may be contracted for, charged, taken, received or reserved by such Lender in accordance with applicable law, the rate of interest payable with respect to each Loan owing to each Lender, together with all Charges payable to such Lender, shall be limited to the Maximum Rate.

          Section 9.10 Entire Agreement. This Agreement and the other Loan Documents and the letter agreements referred to in Section 2.04(b) (with respect to the payment of fees only) constitute the entire contract between the parties relative to the subject matter hereof. Any previous agreement among the parties with respect to the subject matter hereof is superseded by this Agreement and the other Loan Documents. Nothing in this Agreement or in the other Loan Documents, expressed or implied, is intended to confer upon any party other than the parties hereto and thereto any rights, remedies, obligations or liabilities under or by reason of this Agreement or the other Loan Documents.

          Section 9.11 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

          Section 9.12 Severability. In the event any one or more of the provisions contained in this Agreement or in any other Loan Document should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby. The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

          Section 9.13 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall constitute an original but all of which when taken together shall constitute but one contract, and shall become effective as provided in Section 9.03.


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

          Section 9.14 Headings. The cover page, the Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement.

          Section 9.15 Jurisdiction; Consent to Service of Process. (a) Each of the Borrowers hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the other Loan Documents, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that any Lender or the Administrative Agent may otherwise have to bring any action or proceeding relating to this Agreement or the other Loan Documents against either Borrower or its properties in the courts of any jurisdiction.

          (b) Each of the Borrowers hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the other Loan Documents in any New York State or Federal court located in New York City. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

          (c) Each of the Borrowers hereby irrevocably designates, appoints and empowers CT Corporation System, Inc. presently located at 111 Eighth Avenue, New York, New York 10011, as its designee, appointee and attorney-in-fact to receive, accept and acknowledge for and on its behalf, and in respect of its property, service of any and all legal process, summons, notices and documents which may be served in any such action or proceeding. If for any reason such designee, appointee and attorney-in-fact shall cease to be available to act as such, each Borrower agrees to designate a new designee, appointee and attorney-in-fact in New York City on the terms and for purposes of this provision satisfactory to the Administrative Agent. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.01. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

          Section 9.16 Domicile of Loans. Each Lender may transfer and carry its Loans at, to or for the account of any office, subsidiary or Affiliate of such Lender.

          Section 9.17 Restricted and Unrestricted Subsidiaries. (a) Set forth on Schedule 3.08 Part I is a list of all of the Restricted Subsidiaries and Unrestricted Subsidiaries of Weyerhaeuser as of the Closing Date.


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

          (b) Set forth on Schedule 3.08 Part II is a list of all of the Restricted Subsidiaries and Unrestricted Subsidiaries of WRECO as of the Closing Date.

          (c) After the Closing Date, a Financial Officer of Weyerhaeuser may, provided that no Default or Event of Default has occurred and is continuing, designate a Restricted Subsidiary as an Unrestricted Subsidiary by notice sent to all of the Lenders, provided that (i) no such designation shall be effective unless immediately after giving effect thereto there would exist no Default or Event of Default; (ii) any such designation shall be effective not less than five Business Days after written notice thereof shall have been provided to each Lender; and (iii) upon such designation, Schedule 3.08 Part I shall be deemed to be amended to reflect such designation. Any Person that becomes a Subsidiary (by formation, acquisition, merger or otherwise) after the Closing Date shall automatically be deemed to be a Restricted Subsidiary of Weyerhaeuser as of the date it becomes a Subsidiary unless designated as an Unrestricted Subsidiary pursuant to the terms hereof.

          (d) After the Closing Date, a Financial Officer of Weyerhaeuser may, provided that no Default or Event of Default has occurred and is continuing, designate an Unrestricted Subsidiary as a Restricted Subsidiary by notice sent to all of the Lenders, provided that (w) no such designation shall be effective unless immediately after giving effect thereto there would exist no Default or Event of Default; (x) no such designation shall be effective unless immediately after giving effect thereto Weyerhaeuser is in compliance with Sections 6.01(d) and 6.01(e); (y) any such designation shall be effective not less than five Business Days after written notice thereof shall have been provided to each Lender; and (z) upon such designation, Schedule 3.08 Part I shall be deemed to be amended to reflect such designation.

          (e) After the Closing Date, any Subsidiary of WRECO (i) which is organized and existing under the laws of the United States or any state of the United States, Puerto Rico or the Dominion of Canada or any province thereof and (ii) of which substantially all of the physical properties are located, and substantially all of the business is carried on, in the United States of America, Puerto Rico or Canada may, provided that no Default or Event of Default has occurred and is continuing, be designated as a Restricted Subsidiary by WRECO, subject to the limitations described in Subsection 9.17(f) below. Any Person that becomes a Subsidiary of WRECO (by formation, acquisition, merger or otherwise) after the Closing Date shall automatically be deemed to be an Unrestricted Subsidiary of WRECO as of the date it becomes a Subsidiary unless designated as a Restricted Subsidiary pursuant to the terms hereof.

          (f) After the Closing Date, Weyerhaeuser may, provided that no Default or Event of Default has occurred and is continuing, cause a Financial Officer of WRECO to designate an Unrestricted Subsidiary as a Restricted Subsidiary by notice sent to all of the Lenders, provided that (v) such Subsidiary satisfies the requirements of Subsection 9.17(e) above; (w) no such designation shall be effective unless immediately after giving effect thereto there would exist no Default or Event of Default; (x) WRECO could incur at least $1 of additional Senior Debt under Subsection 6.02(b); (y) any such designation shall be effective not less than five Business Days after written notice thereof shall have been provided to each Lender; and (z) upon such designation, Schedule 3.08 Part II shall be deemed to be amended to reflect such designation.

          (g) After the Closing Date, Weyerhaeuser may, provided that no Default or Event of Default has occurred and is continuing, cause a Financial Officer of WRECO to designate a Restricted Subsidiary as an Unrestricted Subsidiary by notice sent to all of the Lenders, provided that (v) no such designation shall be effective unless immediately after giving effect thereto there would exist no Default or Event of Default; (w) WRECO could incur at least $1 of additional Senior Debt under Subsection 6.02(b); (x) the aggregate amount of Real Estate Assets owned by all Subsidiaries of WRECO, determined on a consolidated basis, which have been or are to be, as the case may be, designated as Unrestricted Subsidiaries during the 365 consecutive days ending on and including the effective date of such proposed designation, shall not exceed 15% of the aggregate amount of Real Estate Assets owned by WRECO and its Restricted Subsidiaries as of the beginning of such 365 day period; (y) any such designation shall be effective not less than five Business Days after written notice thereof shall have been provided to each Lender; and (z) upon such designation, Schedule 3.08 Part II shall be deemed to be amended to reflect such designation.



                 [Remainder of page intentionally left blank.]

          IN WITNESS WHEREOF, the Borrowers, the Administrative Agent, the Syndication Agent, the Co-Documentation Agents and the Lenders have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                                        WEYERHAEUSER COMPANY, as Borrower,


                                        By:   /s/ JEFFREY W. NITTA
                                             ---------------------------
                                             Name:  Jeffrey W. Nitta
                                             Title: Vice President and
                                                    Treasurer

                                        WEYERHAEUSER REAL ESTATE COMPANY,
                                        as Borrower,


                                        By:    /s/ JEFFREY W. NITTA
                                             ---------------------------
                                             Name:  Jeffrey W. Nitta
                                             Title: Vice President and
                                                    Treasurer

                                        JPMORGAN CHASE BANK,
                                        individually and as Administrative
                                        Agent,


                                        By:  /s/ WILLIAM P. RINDFUSS
                                             ---------------------------
                                             Name:  William P. Rindfuss
                                             Title: Vice President

                                        MORGAN STANLEY SENIOR FUNDING, INC.,
                                        individually and as Syndication
                                        Agent,


                                        By:   /s/ LUCY K. GALBRAITH
                                             ---------------------------
                                             Name:  Lucy K. Galbraith
                                             Title: Vice President

                                        THE BANK OF TOKYO-MITSUBISHI, LTD.,
                                        PORTLAND BRANCH,
                                        individually and as Co-Documentation
                                        Agent,


                                        By:   /s/ JUNJI BAN
                                             ---------------------------
                                             Name:  Junji Ban
                                             Title: General Manager

                                        DEUTSCHE BANC ALEX. BROWN INC.,
                                        as Co-Documentation Agent,


                                        By:   /s/ CHRISTIAN DALLWITZ
                                             ---------------------------
                                             Name:  Christian Dallwitz
                                             Title: Vice President



                                        By:   /s/ STEPHAN G PEETZEN
                                             ---------------------------
                                             Name:  Stephan G Peetzen
                                             Title: Director



                                        DEUTSCHE BANK AG NEW YORK BRANCH,
                                        as Lender,


                                        By:   /s/ CHRISTIAN DALLWITZ
                                             ---------------------------
                                             Name:  Christian Dallwitz
                                             Title: Vice President



                                        By:   /s/ STEPHAN G PEETZEN
                                             ---------------------------
                                             Name:  Stephan G Peetzen
                                             Title: Director

                               TABLE OF CONTENTS
                                                                          Page
                                   ARTICLE I

                                  DEFINITIONS

Section 1.01 Defined Terms..................................................1
Section 1.02 Terms Generally...............................................16
Section 1.03 Accounting Terms; GAAP........................................16


                                  ARTICLE II

                                  THE CREDITS

Section 2.01 Commitments...................................................16
Section 2.02 Loans.........................................................17
Section 2.03 Conversion and Continuation of Loans..........................18
Section 2.04 Fees..........................................................20
Section 2.05 Repayment of Loans; Evidence of Debt..........................21
Section 2.06 Interest on Loans.............................................22
Section 2.07 Default Interest..............................................23
Section 2.08 Alternate Rate of Interest....................................23
Section 2.09 Termination, Reduction and Extension of Commitments...........23
Section 2.10 Prepayment....................................................24
Section 2.11 Reserve Requirements; Change in Circumstances.................25
Section 2.12 Change in Legality............................................27
Section 2.13 Indemnity.....................................................28
Section 2.14 Pro Rata Treatment............................................28
Section 2.15 Sharing of Setoffs............................................29
Section 2.16 Payments......................................................29
Section 2.17 Taxes.........................................................30
Section 2.18 Mitigation Obligations; Replacement of Lenders................32
Section 2.19 Term Loan Conversion..........................................33


                                  ARTICLE III

                        REPRESENTATIONS AND WARRANTIES

Section 3.01 Organization; Powers..........................................34
Section 3.02 Authorization.................................................35
Section 3.03 Enforceability................................................35
Section 3.04 Consents and Approvals........................................35
Section 3.05 Financial Statements..........................................36
Section 3.06 No Material Adverse Change....................................36
Section 3.07 Title to Properties; Possession Under Leases..................36
Section 3.08 Subsidiaries..................................................37

Section 3.09 Litigation; Compliance with Laws..............................37
Section 3.10 Agreements....................................................37
Section 3.11 Federal Reserve Regulations...................................38
Section 3.12 Investment Company Act; Public Utility Holding Company Act....38
Section 3.13 Tax Returns...................................................38
Section 3.14 No Material Misstatements.....................................38
Section 3.15 Compliance with ERISA.........................................38
Section 3.16 Environmental Matters.........................................39
Section 3.17 Maintenance of Insurance......................................40
Section 3.18 Existing Senior Credit Facilities.............................40
Section 3.19 Surviving Senior Credit Facilities............................40
Section 3.20 Non-Material Loans............................................40


                                  ARTICLE IV

                             CONDITIONS OF LENDING

Section 4.01 All Borrowings and Issuances..................................41
Section 4.02 Closing Date..................................................41
Section 4.03 Term Loan Conversion Conditions...............................43


                                   ARTICLE V

                             AFFIRMATIVE COVENANTS

Section 5.01 Existence; Businesses and Properties..........................44
Section 5.02 Insurance.....................................................45
Section 5.03 Obligations and Taxes.........................................45
Section 5.04 Financial Statements, Reports, etc............................45
Section 5.05 Litigation and Other Notices..................................47
Section 5.06 ERISA.........................................................47
Section 5.07 Maintaining Records; Access to Properties and Inspections.....48
Section 5.08 Use of Proceeds...............................................48
Section 5.09 Environmental Matters.........................................48
Section 5.10 Performance of Transaction Agreements.........................50
Section 5.11 OCBM Agreement................................................50
Section 5.12 Further Assurances............................................50
Section 5.13 Guarantee.....................................................50

                                   ARTICLE VI

                               NEGATIVE COVENANTS

Section 6.01 Covenants of Weyerhaeuser.....................................51
Section 6.02 Covenants with respect to WRECO...............................54

                                 ARTICLE VII

                               EVENTS OF DEFAULT

Section 7.01 Events of Default.............................................57


                                 ARTICLE VIII

                           THE ADMINISTRATIVE AGENT

Section 8.01 The Administrative Agent......................................60
Section 8.02 Other Agents..................................................62


                                  ARTICLE IX

                                 MISCELLANEOUS

Section 9.01 Notices.......................................................63
Section 9.02 Survival of Agreement.........................................63
Section 9.03 Binding Effect................................................63
Section 9.04 Successors and Assigns........................................63
Section 9.05 Expenses; Indemnity...........................................66
Section 9.06 Right of Setoff...............................................67
Section 9.07 Applicable Law................................................67
Section 9.08 Waivers; Amendment............................................67
Section 9.09 Interest Rate Limitation......................................68
Section 9.10 Entire Agreement..............................................68
Section 9.11 WAIVER OF JURY TRIAL..........................................68
Section 9.12 Severability..................................................69
Section 9.13 Counterparts..................................................69
Section 9.14 Headings......................................................69
Section 9.15 Jurisdiction; Consent to Service of Process...................69
Section 9.16 Domicile of Loans.............................................70
Section 9.17 Restricted and Unrestricted Subsidiaries......................70


                                   EXHIBITS

Exhibit A       Form of Revolving Borrowing Request
Exhibit B       Administrative Questionnaire
Exhibit C       Form of Assignment and Acceptance
Exhibit D-1     Form of Certification of Financial Statements for Weyerhaeuser
Exhibit D-2     Form of Certification of Financial Statements for WRECO
Exhibit D-3     Form of Compliance Certificate for Weyerhaeuser Exhibit
D-4             Form of Compliance Certificate for WRECO
Exhibit E       Form of Subordinated Debt

Exhibit F       Form of Promissory Note


                                   SCHEDULES

Schedule 2.01   Commitments
Schedule 3.08   Subsidiaries of Weyerhaeuser, WRECO and the Company
Schedule 3.18   Existing Senior Credit Facilities
Schedule 3.19   Surviving Senior Credit Facilities
Schedule 7.01   Specified Indebtedness
Schedule 9.01   Notices

                                                                 Exhibit (b)(6)


                                                               EXECUTION COPY

============================================================================


                                $4,000,000,000

                  BRIDGE REVOLVING CREDIT FACILITY AGREEMENT

                         Dated as of February 8, 2002

                                     among

                      WEYERHAEUSER COMPANY, as Borrower,

                           THE LENDERS NAMED HEREIN,

                 JPMORGAN CHASE BANK, as Administrative Agent,

          MORGAN STANLEY SENIOR FUNDING, INC., as Syndication Agent,

                                      and

                    THE BANK OF TOKYO-MITSUBISHI, LTD., and

                        DEUTSCHE BANC ALEX. BROWN INC.,

                          as Co-Documentation Agents


============================================================================

     J.P. MORGAN SECURITIES INC. and MORGAN STANLEY SENIOR FUNDING, INC.,

                   as Lead Arrangers and Joint Book Runners

          BRIDGE REVOLVING CREDIT FACILITY AGREEMENT dated as of February8, 2002, among WEYERHAEUSER COMPANY, a Washington corporation (the "Borrower"), the lenders listed in Schedule 2.01 (together with each assignee that becomes a party hereto pursuant to Section 9.04, a "Lender," and collectively, the "Lenders"), JPMORGAN CHASE BANK, a New York banking corporation, as administrative agent for the Lenders (in such capacity, and its successors in such capacity, the "Administrative Agent"), MORGAN STANLEY SENIOR FUNDING, INC., as syndication agent (in such capacity, the "Syndication Agent"), and THE BANK OF TOKYO-MITSUBISHI, LTD. and DEUTSCHE BANC ALEX. BROWN INC. as co-documentation agents (each, individually, a "Co-Documentation Agent," and collectively, the "Co-Documentation Agents").

                             W I T N E S S E T H:

          WHEREAS, the Borrower has requested that the Lenders extend credit to the Borrower to enable it (a) to finance the acquisition (the "Acquisition") by the Borrower of the outstanding shares of common stock, including the related preferred stock purchase rights, of Willamette Industries, Inc., an Oregon corporation (the "Company"), (b) to pay costs and expenses related to such Acquisition and the financing thereof, (c) to refinance certain existing indebtedness of the Borrower, the Company and their respective subsidiaries (as hereinafter defined), and (d) to provide the Borrower and its Subsidiaries (as hereinafter defined) with financing for general corporate purposes.

          WHEREAS, the Lenders are willing to extend such credit on the terms and subject to the conditions herein set forth.

          WHEREAS, Weyerhaeuser Real Estate Company, a Washington corporation and a wholly owned subsidiary of the Borrower will derive a substantial benefit from the credit extended to the Borrower.

          NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements contained herein, the parties hereto hereby agree as follows:

                                  ARTICLE I

                                 DEFINITIONS

          Section 1.01 Defined Terms. As used in this Agreement, the following terms shall have the meanings specified below:

          "Acquisition" shall have the meaning given such term in the preliminary statements hereto.

          "Adjusted Net Worth" shall mean, as of the date of any computation thereof, the aggregate amount of capital stock (less treasury stock), surplus and retained earnings of WRECO and its Restricted Subsidiaries, after deducting (i) goodwill, patents, trade names, trademarks, unamortized debt discount and expense, deferred assets (other than prepaid taxes and insurance), experimental or organizational expense, any reappraisal, revaluation or write-up assets, and such other assets as are properly classified as "intangible assets" of WRECO and its Restricted Subsidiaries in accordance with GAAP, (ii) all minority interests in the capital stock and surplus of the Restricted Subsidiaries of WRECO, (iii) all Investments in Unrestricted Subsidiaries of WRECO, and (iv) all Investments of WRECO and its Restricted Subsidiaries in any joint venture, partnership or similar entity (not including any Investments in any Restricted Subsidiary of WRECO) entered into for the purpose of acquiring, developing, constructing, owning, operating, selling or leasing any Real Estate Assets.

          "Administrative Agent Fees" shall have the meaning given such term in Section 2.04(b).

          "Administrative Questionnaire" shall mean an Administrative Questionnaire in the form of Exhibit B hereto.

          "Affiliate" shall mean, when used with respect to a specified person, another person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the person specified.

          "Aggregate Credit Exposure" shall mean the aggregate amounts of the Lenders' Credit Exposures.

          "Agreement" shall mean this Bridge Revolving Credit Facility Agreement, together with all amendments, supplements and modifications hereof.

          "Applicable Margin" shall have the meaning given such term in
Section 2.06(d).

          "Applicable Percentage" of any Lender at any time shall mean the percentage of the Total Commitment represented by such Lender's Commitment. In the event the Commitments shall have expired or been terminated, the Applicable Percentage shall be determined on the basis of the Commitments most recently in effect, but giving effect to assignments pursuant to Section 9.04.

          "Assignment and Acceptance" shall mean an assignment and acceptance entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 9.04), and accepted by the Administrative Agent, which acceptance shall be governed by the terms of Section 9.04, in the form of Exhibit C.

          "Base Rate" shall mean, for any day, a rate per annum equal to the higher of (i) the Prime Rate and (ii) 1/2 of 1% plus the Federal Funds Rate, each as in effect from time to time. If for any reason the Administrative Agent shall have determined (which determination shall be conclusive absent manifest error) that it is unable to ascertain the Federal Funds Rate, including the inability or failure of the Administrative Agent to obtain sufficient quotations in accordance with the terms thereof, the Base Rate shall be determined without regard to clause (ii) of the first sentence of this definition, until the circumstances giving rise to such inability no longer exist. Any change in the Base Rate due to a change in the Prime Rate or the Federal Funds Rate shall be effective on the effective date of such change in the Prime Rate or the Federal Funds Rate, respectively.

          "Base Rate Borrowing" shall mean a Borrowing comprised of Base Rate Loans.

          "Base Rate Loan" shall mean any Loan bearing interest at a rate determined by reference to the Base Rate in accordance with the provisions of
Article II.

          "Board" shall mean the Board of Governors of the Federal Reserve System of the United States.

          "Borrower" shall have the meaning given such term in the introductory paragraph hereto.

          "Borrowing" shall mean a group of Loans of a single Type made by the Lenders on a single date and as to which a single Interest Period is in effect.

          "Business Day" shall mean any day (other than a day which is a Saturday, Sunday or legal holiday in the State of New York) on which banks are open for business in New York City; provided, however, that, when used in connection with a Eurodollar Loan, the term "Business Day" shall also exclude any day on which banks are not open for dealings in dollar deposits in the London interbank market.

          "Capital Base" shall mean, as of the date of any computation thereof, the sum of (i) Adjusted Net Worth plus (ii) the amount of WRECO/Weyerhaeuser Subordinated Debt then outstanding not to exceed Adjusted Net Worth.

          "Capital Lease Obligations" of any person shall mean the obligations of such person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such person under GAAP and, for purposes of this Agreement, the amount of such obligations at any time shall be the capitalized amount thereof at such time determined in accordance with GAAP.

          A "Change in Control" shall be deemed to have occurred with respect to (a) the Borrower if, (i) any person or group (within the meaning of Rule 13d-5 of the SEC as in effect on the date hereof) shall own directly or indirectly, beneficially or of record, shares representing more than 20% of the aggregate ordinary voting power represented by the issued and outstanding capital stock of the Borrower; (ii) a majority of the seats (other than vacant seats) on the board of directors of the Borrower shall at any time have been occupied by persons who were neither (A) nominated by the management of the Borrower in accordance with its charter and by-laws, nor (B) appointed by directors so nominated; or (iii) any person or group shall otherwise directly or indirectly Control the Borrower, and (b) WRECO if the Borrower shall fail to own directly or indirectly, beneficially or of record, shares representing at least 79% of the aggregate ordinary voting power represented by the issued and outstanding capital stock of WRECO.

          "Closing Date" shall mean the first date on which the conditions set forth in Article IV shall have been satisfied.

          "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated and rulings issued thereunder. Section references to the

Code are to the Code, as in effect at the date of this Agreement and any subsequent provisions of the Code, amendatory thereof, supplemental thereto or substituted therefor.

          "Commitment" shall mean, with respect to each Lender, the commitment of such Lender hereunder as set forth in Schedule 2.01 or in the Assignment and Acceptance pursuant to which such Lender shall have assumed its Commitment, as applicable, as such Lender's Commitment may be permanently reduced, increased or terminated from time to time pursuant to Section 2.09,
Section 2.18, Article VII or Section 9.04.

          "Commitment Letter" shall mean that commitment letter and term sheet dated December 13, 2001 from JPMorgan Chase Bank, J.P. Morgan Securities Inc. and Morgan Stanley Senior Funding, Inc. to the Borrower.

          "Company" shall have the meaning given such term in the preliminary statements hereto.

          "Confidential Information Memorandum" shall mean, the confidential information memorandum dated February 2002 and used by the Administrative Agent and the Lead Arrangers in connection with the syndication of the Commitments.

          "Control" shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of voting securities or by contract, and "Controlling" and "Controlled" shall have meanings correlative thereto.

          "Control Date" shall mean the date on which both (i) persons designated or approved by the Borrower or the Purchaser shall constitute a majority of the board of directors of the Company and (ii) securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power of the Company are owned, controlled or held by the Purchaser, the Borrower and/or one of its wholly owned subsidiaries.

          "Credit Exposure" shall mean, with respect to each Lender, at any time, the aggregate principal amount at such time of all outstanding Loans of such Lender to the Borrower.

          "Default" shall mean any event or condition which upon notice, lapse of time or both would constitute an Event of Default.

          "Disclosure Letter" shall mean the Company Disclosure Letter of the Company to the Borrower and Company Holdings, Inc. ("Holdings"), as contemplated by the Agreement and Plan of Merger dated as of January 28, 2002, among the Borrower, Holdings and the Company.

          "Dollars," "dollars" or "$" shall mean lawful money of the United States of America.

          "Domestic Subsidiary" shall mean any subsidiary organized under the laws of any State of the United States of America, substantially all the assets of which are located, and substantially all the business of which is conducted, in the United States of America.

          "Environmental Claims" shall mean any and all administrative, regulatory, or judicial actions, suits, demand letters, claims, liens, notices of noncompliance or violation, investigations, or proceedings relating in any way to any Environmental Law (hereinafter referred to as "claims") or any permit issued under any such Environmental Law, including without limitation
(a) any and all claims by Governmental Authorities for enforcement, cleanup, removal, response, remedial, or other actions or damages pursuant to any applicable Environmental Law, and (b) any and all claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation, or injunctive relief resulting from Hazardous Materials or arising from alleged injury or threat of injury to health, safety, or the environment.

          "Environmental Laws" shall mean any and all Federal, state, local and foreign statutes, laws, regulations, ordinances, codes, rules (including rules of common law), judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or other governmental restrictions now or hereafter in effect relating to the environment, health, safety, Hazardous Materials (including, without limitation, the manufacture, processing, distribution, use, treatment, storage, Release, and transportation thereof) or to industrial hygiene or the environmental conditions on, under or about real property, including, without limitation, soil, groundwater, and indoor and outdoor ambient air conditions.

          "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations promulgated and rulings issued thereunder. Section references to ERISA are to ERISA, as in effect at the date of this Agreement and any subsequent provisions of ERISA, amendatory thereof, supplemental thereto or substituted therefor. "ERISA Affiliate" shall mean any trade or business (whether or not incorporated) that, together with the Borrower or WRECO, is treated as a single employer under Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under
Section 414(b), (c), (m) or (o) of the Code.

          "Equity Interests" shall mean shares of capital stock, partnership interests, membership interests in a limited liability company or other equity ownership interests in a Person.

          "Eurodollar Borrowing" shall mean a Borrowing comprised of Eurodollar Loans.

          "Eurodollar Loan" shall mean any Loan bearing interest at a rate determined by reference to the Eurodollar Rate in accordance with the provisions of Article II.

          "Eurodollar Rate" shall mean, with respect to any Eurodollar Borrowing for any Interest Period, the rate appearing on Page 3750 of the Telerate Service (or on any successor or substitute page of such Service, or any successor to or substitute for such Service, providing rate quotations comparable to those currently provided on such page of such Service, as determined by the Administrative Agent from time to time for purposes of providing quotations of interest rates applicable to dollar deposits in the London interbank market) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period, as the rate for dollar deposits with a maturity comparable to such Interest Period. In the event that such rate is not available at such time for any reason, then the "Eurodollar Rate" with respect to such Eurodollar Borrowing for such Interest Period shall be the rate at which dollar deposits of $5,000,000 and for a maturity comparable to such Interest Period are offered by the principal London office of the Administrative Agent in immediately available funds in the London interbank market at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period.

          "Event of Default" shall have the meaning given such term in
Article VII.

          "Excluded Sales" shall mean (a) the sale by the Borrower or any of its Subsidiaries in the ordinary course of its business of inventory and timberlands, (b) sales of accounts, receivables or other payment intangibles as part of a securitization transaction and (c) sales to the Borrower or any of its subsidiaries.

          "Existing Senior Credit Facilities" shall mean (i) material senior funded Indebtedness of the Borrower and its subsidiaries and (ii) publicly disclosed material senior funded Indebtedness of the Company and its subsidiaries, in each case outstanding immediately before giving effect to the consummation of the Transactions. For purposes of this definition, no single loan shall be considered material unless the aggregate principal amount outstanding exceeds $15,000,000.

          "Facility Fees" shall have the meaning given such term in
Section 2.04(a).

          "Federal Funds Rate" shall mean, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day which is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for the day of such transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by it.

          "Fees" shall mean the Facility Fees and the Administrative Agent
Fees.

          "Financial Officer" of any corporation shall mean the chief financial officer, principal accounting officer, treasurer or controller of such corporation.

          "Five-Year Revolving Credit Facility Agreement" shall mean the Competitive Advance and Revolving Credit Facility Agreement dated as of even date herewith, entered into by and among the Borrower, the lenders, the swing line bank and the fronting bank party thereto from time to time, the Syndication Agent, the Administrative Agent and the Co-Documentation Agents, as such agreement may be amended, restated, supplemented or otherwise modified from time to time.

          "GAAP" shall mean generally accepted accounting principles, applied on a consistent basis.

          "Governmental Authority" shall mean the government of the United States of America, any other nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

          "Guarantee" of or by any person shall mean any obligation, contingent or otherwise, of such person guaranteeing or having the economic effect of guaranteeing any Indebtedness of any other person (the "primary obligor") in any manner, whether directly or indirectly, and including any obligation of such person, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Indebtedness, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness of the payment of such Indebtedness, (c) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or obligation; provided, however, that the term Guarantee shall not include endorsements for collection or deposit, in either case in the ordinary course of business.

          "Hazardous Materials" shall mean (a) any petroleum or petroleum products, flammable substances, explosives, radioactive materials, hazardous wastes, substances or contaminants, toxic wastes, substances or contaminants, or any other wastes, substances, contaminants or pollutants prohibited, limited or regulated by any Governmental Authority; (b) asbestos in any form that is or could become friable, urea formaldehyde foam insulation, transformers or other equipment that contains dielectric fluid containing levels of polychlorinated biphenyls or radon gas; (c) any chemicals, materials or substances defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants," "contaminants," or "pollutants," or words of similar import, under any applicable Environmental Law; and (d) any other chemical, material, or substance, exposure to which is prohibited, limited, or regulated by any Governmental Authority.

          "Indebtedness" of any person shall mean, without duplication,
(a) all obligations of such person for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such person upon which interest charges are customarily paid, (d) all obligations of such person under conditional sale or other title retention agreements relating to property or assets purchased by such person, (e) all obligations of such person issued or assumed as the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business), (f) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such person, whether or not the obligations secured thereby have been assumed,
(g) all Guarantees by such person of Indebtedness of others, (h) all Capital Lease Obligations of such person, and (i) all obligations of such person as an account party in respect of letters of credit, letters of guaranty and bankers' acceptances. The

Indebtedness of any person shall include the Indebtedness of any partnership in which such person is a general partner.

          "Interest Period" shall mean, as to any Eurodollar Borrowing, the period commencing on the date of such Borrowing or on the date of conversion of a Borrowing of a different Type to a Eurodollar Borrowing or on the last day of the immediately preceding Interest Period applicable to such Borrowing or conversion thereof, as the case may be, and ending on the numerically corresponding day (or, if there is no numerically corresponding day, on the last day) in the calendar month that is 1, 2, 3 or 6 months thereafter, as the Borrower may elect; provided, however, that if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless, in the case of Eurodollar Loans, such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day; provided further that no Interest Period for any Loan shall extend beyond the Termination Date; provided, even further, that for a period of three months after the Closing Date the Borrower shall only be entitled to select an Interest Period of one month. Interest shall accrue from and including the first day of an Interest Period to but excluding the last day of such Interest Period.

          "Investments" shall mean all investments in any Person, computed in accordance with GAAP, made by stock purchase, capital contribution, loan, advance, extension of credit, or creation or assumption of any other contingent liability or Guarantee in respect of any obligation of such Person, or otherwise; provided, however, that in computing any investment in any Person (i) all expenditures for such investment shall be taken into account at the actual amounts thereof in the case of expenditures of cash and at the fair value thereof (as determined in good faith by the Board of Directors of WRECO) or depreciated cost thereof (in accordance with GAAP), whichever is greater, in the case of expenditures of property, (ii) there shall not be included any Real Estate Assets, or any account or note receivable from such other Person arising from transactions in the ordinary course of business, and (iii) a Guarantee or other contingent liability of any kind in respect of any Indebtedness or other obligation of such Person shall be deemed an Investment equal to the amount of such Indebtedness or obligation.

          "Lead Arrangers" shall mean, collectively, Morgan Stanley Senior Funding, Inc., and J.P. Morgan Securities Inc.

          "Lender" and "Lenders" shall have the respective meanings given such terms in the introductory paragraph hereto.

          "Lender Affiliate" shall mean, (a) with respect to any Lender, (i) an Affiliate of such Lender or (ii) any entity (whether a corporation, partnership, trust or otherwise) that is engaged in making, purchasing, holding or otherwise investing in bank loans and similar extensions of credit in the ordinary course of its business and is administered or managed by a Lender or an Affiliate of such Lender and (b) with respect to any Lender that is a fund which invests in bank loans and similar extensions of credit, any other fund that invests in bank loans and similar extensions of credit and is managed by the same investment advisor as such Lender or by an Affiliate of such investment advisor.

          "Lien" shall mean, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, encumbrance, charge or security interest in or on such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement relating to such asset and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.

          "Loan" shall mean a Revolving Loan.

          "Loan Documents" shall mean this Agreement, the OCBM Agreement and any notes issued in accordance with Section 2.05 and any Guarantee entered into by the Company in accordance with Section 5.13.

          "Margin Stock" shall have the meaning given such term under Regulation U.

          "Material Adverse Effect" shall mean (a) a materially adverse effect on the business, financial condition, operations or properties of (1) when used on the Closing Date, the Company and its subsidiaries, taken as a whole, or (2) the Borrower and its Subsidiaries, taken as a whole, (b) a materially adverse effect on the ability of the Borrower or any of its Subsidiaries to perform its obligations under any Loan Documents to which it is or will be a party, (c) a materially adverse effect on the rights and remedies available to the Administrative Agent and the Lenders under the Loan Documents or (d) a materially adverse effect on the Transactions.

          "Merger" shall mean the merger of the Purchaser, the Borrower or one of its wholly owned Restricted Subsidiaries with the Company, contemplated to occur as soon as practicable after the closing of the Tender Offer.

          "Moody's" shall mean Moody's Investors Service, Inc., a corporation organized and existing under the laws of the State of Delaware, and its successors and assigns, and if such corporation shall for any reason no longer perform the functions of a securities rating agency, "Moody's" shall be deemed to refer to any other nationally recognized rating agency designated by the Borrower and the Required Lenders.

          "Net Cash Proceeds" shall mean, with respect to any sale, lease, transfer or other disposition of any asset by any Person or the incurrence or issuance of any Indebtedness or the sale or issuance of any Equity Interest (including, without limitation, any capital contribution) by any Person, the aggregate amount of cash received from time to time (whether as initial consideration or through payment or disposition of deferred consideration) by or on behalf of such Person in connection with such transaction after deducting therefrom only (without duplication) (a) the costs associated with such transaction (including reasonable and customary brokerage fees and commissions, underwriting discounts and commissions, placement fees, accountants' fees, legal fees and other similar fees and commissions), (b) the amount of taxes payable in connection with or as a result of such transaction,
(c) with regard to any sale, lease, transfer or other disposition of any asset by any Person, the amount of any Indebtedness secured by a Lien on such asset that, by the terms of the agreement or instrument governing such Indebtedness, is required to be repaid upon disposition and (d) reserves for purchase price adjustments and retained fixed liabilities that are payable by such Person in cash to the extent required under GAAP in connection with such sale, lease, transfer or disposition (it being understood that immediately upon expiration of the retention period for such reserves, amounts held as reserves must be paid as a mandatory prepayment pursuant to Section 2.10(b)), in each case to the extent, but only to the extent, that the amounts so deducted are (in the cases of (a) and (c) above, at the time of receipt of such cash), actually paid to a Person that is not an Affiliate of such Person or the Borrower or any of its Subsidiaries or any Affiliate of the Borrower or any of its Subsidiaries and are properly attributable to such transaction or to the asset that is the subject thereof; provided, however, that Net Cash Proceeds shall not include, (i) with respect to any sale, lease, transfer or other disposition of any asset by any Person, any cash receipts received from the sale of worn, damaged, or obsolete equipment, (ii) any cash receipts received from proceeds of insurance, condemnation awards (or payments in lieu thereof) or indemnity payments to the extent that such proceeds, awards or payments in respect of loss or damage to the assets are applied (or in respect of which expenditures were previously incurred) to replace or repair the assets in respect of which such proceeds were received, so long as such application is made within 180 days after the occurrence of such damage or loss and (iii) any rental payments received in connection with the lease of an asset in the ordinary course of business. In addition, no proceeds realized with regard to any sale, lease, transfer or other disposition of any asset by any Person in a single transaction or series of related transactions shall constitute Net Cash Proceeds except for the portion (if any) of such proceeds in excess of $25,000,000. "Non-Material Loans" shall mean any senior obligations for borrowed money of any Person outstanding in an amount not in excess of $15,000,000.

          "OCBM Agreement" shall mean the Ownership and Capital Base Maintenance Agreement, dated as of the date hereof, and entered into by the Borrower.

          "PBGC" shall mean the Pension Benefit Guaranty Corporation established pursuant to Section 4002 of ERISA, or any successor thereto. "Person" shall mean any natural person, corporation, business trust, joint venture, joint stock company, trust, unincorporated organization, association, company, partnership or government, or any agency or political subdivision thereof. "Plan" shall mean any multiemployer or single-employer plan as defined in Section 4001 of ERISA covered by Title IV of ERISA, which is maintained or contributed to by (or to which there is an obligation to contribute of), or at any time during the five calendar years preceding the date of this Agreement was maintained or contributed to by (or to which there was an obligation to contribute of), the Borrower or an ERISA Affiliate.

          "Prime Rate" shall mean the rate of interest per annum publicly announced from time to time by the Administrative Agent as its prime in effect at its principal office in New York City; each change in the Prime Rate shall be effective on the date such change is publicly announced as effective. The Prime Rate is a reference rate and does not necessarily represent the lowest or best rate actually charged to any customer.

          "Purchaser" shall mean Company Holdings, Inc., a Washington corporation and a wholly owned subsidiary of the Borrower.

          "Rating" shall mean, as of any date, the rating by Moody's and S&P in effect on such date, of the Senior Unsecured Long-Term Debt of the Borrower, provided that such ratings shall take into effect (a) the Tender Offer, (b) the Acquisition, (c) the Merger and (d) the incurrence by the Borrower and its Subsidiaries of the Indebtedness under the Senior Bank Financing, including, without limitation, any refinancing of existing Indebtedness of the Borrower, the Company, and their respective subsidiaries.

          "Real Estate Assets" shall mean all assets of WRECO and its Restricted Subsidiaries (determined, unless the context otherwise requires, on a consolidated basis for WRECO and its Restricted Subsidiaries) of the types described below, acquired and held for the purpose of, and arising out of, the development and/or sale or rental thereof in the ordinary course of business:
(i) improved and unimproved land, buildings and other structures and improvements and fixtures located thereon, and (ii) contracts, mortgages, notes receivables and other choses in action.

          "Reduction Amount" shall have the meaning given such term in
Section 2.09(c).

          "Register" shall have the meaning given such term in
Section 9.04(d). "Regulation D" shall mean Regulation D of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

          "Regulation T" shall mean Regulation T of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

          "Regulation U" shall mean Regulation U of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

          "Regulation X" shall mean Regulation X of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

          "Reinvestment Proceeds" shall have the meaning given such term in
Section 2.10(b).

          "Related Parties" shall mean, with respect to any specified Person, such Person's Affiliates and the respective directors, officers, employees, agents and advisors of such Person and such Person's Affiliates.

          "Release" shall mean disposing, discharging, injecting, spilling, leaking, dumping, emitting, escaping, emptying, seeping, placing, and the like, into or upon any land or water or air, or otherwise entering into the environment.

          "Reportable Event" shall mean an event described in Section 4043(c) of ERISA with respect to a Plan as to which the 30-day notice requirement has not been waived by statute, regulation or otherwise.

          "Required Lenders" shall mean, at any time, Lenders having Credit Exposures and unused Commitments representing more than 50% of the sum of the Aggregate Credit Exposure and unused Commitments at such time.

          "Restricted Subsidiary" shall mean, (i) with respect to the Borrower, each Subsidiary that has not been designated as an Unrestricted Subsidiary on Schedule 3.08 Part I and thereafter not designated by a Financial Officer of the Borrower as an Unrestricted Subsidiary after the Closing Date pursuant to Section 9.17 and (ii) with respect to WRECO, each Subsidiary that has not been designated as an Unrestricted Subsidiary on
Schedule 3.08 Part II or thereafter designated by a Financial Officer of WRECO as an Unrestricted Subsidiary after the Closing Date pursuant to Section 9.17; provided that, until the Control Date has occurred, neither the Company nor any of its subsidiaries shall be considered a Restricted Subsidiary. Upon the occurrence of the Control Date, the Company and its subsidiaries shall be deemed Restricted Subsidiaries unless a Financial Officer of the Borrower shall have designated any of such entities as an Unrestricted Subsidiary after the Closing Date pursuant to Section 9.17.

          "Revolving Borrowing" shall mean a Borrowing consisting of Revolving Loans.

          "Revolving Borrowing Request" shall mean a request made pursuant to
Section 2.02(e) in the form of Exhibit A.

          "Revolving Loan" shall mean a Loan made by the Lenders to the Borrower pursuant to Section 2.02.

          "S&P" shall mean Standard & Poor's Corporation, a corporation organized and existing under the laws of the State of New York, and its successors and assigns, and if such corporation shall for any reason no longer perform the functions of a securities rating agency, "S&P" shall be deemed to refer to any other nationally recognized rating agency designated by the Borrower and the Required Lenders.

          "SEC" shall mean the Securities and Exchange Commission or any successor.

          "Senior Bank Financing" shall mean the credit facilities contemplated by (a) this Agreement, (b) the Five-Year Revolving Credit Facility Agreement and (c) the 364-Day Revolving Credit Facility Agreement.

          "Senior Debt" shall mean all Indebtedness of any Person (other than WRECO) which is not expressed to be subordinate and junior in right of payment to any other Indebtedness of such Person, and, with respect to WRECO, shall mean all Indebtedness of WRECO other than Subordinated Debt.

          "Senior Unsecured Long-Term Debt" shall mean the unsecured bonds, debentures, notes or other Indebtedness of the Borrower, designated on its financial statements as senior long-term indebtedness. In the event more than one issue of Senior Unsecured Long-Term Debt shall be outstanding at any relevant time and different credit ratings shall have been issued by S&P or Moody's for such issues, Senior Unsecured Long-Term Debt shall be deemed to refer to the lowest rated issue.

          "Specified Indebtedness" shall mean the Indebtedness set forth in
Schedule 7.01 hereto.

          "Specified Issuance" shall have the meaning given such term in
Section 2.10(b)(ii).

          "Statutory Reserves" shall mean a fraction (expressed as a decimal), the numerator of which is the number one, and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the Board and any other banking authority to which the Administrative Agent is subject with respect to the Eurodollar Rate, for eurocurrency funding (currently referred to as "Eurocurrency Liabilities" in Regulation D of the Board). Such reserve percentages shall include those imposed pursuant to such Regulation D. Eurodollar Loans shall be deemed to constitute eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D or any comparable regulation. The Statutory Reserves shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

          "Subordinated Debt" shall mean and include (i) Subordinated Promissory Notes of WRECO, in substantially the form annexed as Exhibit E hereto, and (ii) any other Indebtedness of WRECO now or hereafter created, issued or assumed which at all times is evidenced by a written instrument or instruments containing or having applicable thereto subordination provisions substantially the same as those in said Exhibit E hereto, providing for the subordination of such Indebtedness to such other Indebtedness of WRECO as shall be specified or characterized in such subordination provisions.

          "subsidiary" shall mean, with respect to any Person (herein referred to as the "parent"), any corporation, partnership, association or other business entity (a) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power to elect a majority of the board of directors or more than 50% of the general partnership interests are, at the time any determination is being made, owned, controlled or held, or (b) which is, at the time any determination is made, otherwise Controlled, by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent.

          "Subsidiary" shall mean any subsidiary of the Borrower or WRECO, provided that neither the Company nor any of its subsidiaries shall be considered a Subsidiary until the Control Date has occurred, and provided further that there shall be excluded from this definition (i) Nelson Forests Joint Venture, a joint venture formed under the laws of New Zealand, (ii) Wapawekka Lumber Ltd., a limited partnership formed under the laws of Saskatchewan, and (iii) Monterra Lumber Mills Limited, a limited partnership formed under the laws of Ontario, for so long as such business entities shall not be Controlled by the Borrower or any of its subsidiaries.

          "Surviving Senior Credit Facilities" shall mean the Existing Senior Credit Facilities outstanding immediately before and after giving effect to the consummation of the Transactions.

          "Tender Offer" shall mean the offer by Purchaser to acquire through a tender offer for cash all of the outstanding shares of common stock of the Company, including the related preferred stock purchase rights of the Company, as more specifically set forth in the Tender Offer Statement.

          "Tender Offer Statement" shall mean the offering memorandum dated November 29, 2000 setting forth the terms and conditions of the Tender Offer, as such offering memorandum may be amended, supplemented or otherwise modified from time to time.

          "Termination Date" shall mean the date which occurs 18 months after the Closing Date.

          "364-Day Revolving Credit Facility Agreement" shall mean the 364-Day Revolving Credit Facility Agreement dated as of even date herewith, entered into by and among the Borrower, WRECO, the lenders party thereto from time to time, the Syndication Agent, the Administrative Agent and the Co-Documentation Agents, as such agreement may be amended, restated, supplemented or otherwise modified from time to time.

          "Total Adjusted Shareholders' Interest" shall mean, at any time, the amount of the preferred, preference and common shares accounts plus (or minus in the case of a deficit) the amount of other capital and retained earnings, in accordance with GAAP, of the Borrower and its consolidated Subsidiaries, less treasury common shares and the aggregate net book value (after deducting any reserves applicable thereto) of all items of the following character which are included in the consolidated assets of the Borrower and its consolidated
Subsidiaries:

          (a) investments in Unrestricted Subsidiaries; and

          (b) without duplication, investments by the Borrower and its consolidated Subsidiaries in WRECO and its consolidated Subsidiaries.

No effect shall be given for any increases or decreases attributable to unrealized foreign exchange gains or losses resulting from the application of FASB Statement 52.

          "Total Commitment" shall mean at any time the aggregate amount of the Commitments as in effect at such time, and on the date hereof shall mean $4,000,000,000.

          "Total Funded Indebtedness" with respect to the Borrower shall mean, at any time, the aggregate principal amount of all Indebtedness (other than Guarantees by such Person of Indebtedness of others) for borrowed money or for the deferred purchase price of property and Capital Lease Obligations of the Borrower and its consolidated Subsidiaries, excluding (a) the Indebtedness of Unrestricted Subsidiaries, and (b) without duplication, the Indebtedness of WRECO and its consolidated Subsidiaries.

          "Transaction-Related Event of Default" shall mean any default or event of default under any indentures, agreements or other documentation evidencing the Specified Indebtedness, provided that such default or event of default shall have occurred or be continuing solely by reason of the consummation by the Borrower or any of its Subsidiaries of any of the Transactions.

          "Transactions" shall have the meaning given such term in
Section 3.02.

          "Transferee" shall have the meaning given such term in Section 2.17.

          "Type," when used in respect of any Loan or Borrowing, shall refer to the Rate by reference to which interest on such Loan or on the Loans comprising such Borrowing is determined. For purposes hereof, "Rate" shall include the Eurodollar Rate and the Base Rate.

          "Unfunded Current Liability" of any Plan shall mean the amount, if any, by which the present value of the accrued benefits under the Plan as of the close of its most recent plan year, determined in accordance with Statement of Financial Accounting Standards No. 35, based upon the actuarial assumptions used by the Plan's actuary in the most recent annual valuation of the Plan, exceeds the fair market value of the assets allocable thereto, determined in accordance with Section 412 of the Code.

          "Unrestricted Subsidiary" shall mean, (i) with respect to the Borrower, each Subsidiary that has been designated as an Unrestricted Subsidiary on Schedule 3.08 Part I and any Subsidiary which has been designated by a Financial Officer of the Borrower as an Unrestricted Subsidiary after the Closing Date pursuant to Section 9.17, and (ii) with respect to WRECO, each Subsidiary that has been designated as an Unrestricted Subsidiary on Schedule 3.08 Part II and any Subsidiary which has been designated by a Financial Officer of WRECO as an Unrestricted Subsidiary after the Closing Date pursuant to Section 9.17.

          "Utilization Fee" shall have the meaning given such term in Section 2.06(e).

          "WRECO shall mean Weyerhaeuser Real Estate Company, a Washington corporation.

          "WRECO/Weyerhaeuser Subordinated Debt" shall mean the Subordinated Promissory Notes issued by WRECO to Weyerhaeuser described in clause (i) of the definition of "Subordinated Debt."

          Section 1.02 Terms Generally. The definitions in Section 1.01 shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation". All references herein to Articles, Sections, Exhibits and Schedules shall be deemed references to Articles and Sections of, and Exhibits and Schedules to, this Agreement unless the context shall otherwise require.

          Section 1.03 Accounting Terms; GAAP. Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time; provided that, if the Borrower notifies the Administrative Agent that the Borrower requests an amendment to any provision hereof to eliminate the effect of any change occurring after the date hereof in GAAP or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Borrower that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application

16 thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith.

                                  ARTICLE II

                                  THE CREDITS

          Section 2.01 Commitments. Subject to the terms and conditions and relying upon the representations and warranties herein set forth, each Lender agrees, severally and not jointly, to make Loans to the Borrower upon request, at any time and from time to time on and after the date hereof and until the earlier of the Termination Date and the termination of the Commitments of such Lender, for such Lender in an aggregate principal amount at any time outstanding not to exceed such Lender's Commitment at such time, subject, however, to the conditions that:

          (a) at no time shall the outstanding aggregate principal amount of all Loans made by all Lenders exceed the Total Commitment; and

          (b) at all times the outstanding aggregate principal amount of all Revolving Loans made by each Lender shall equal the product of (i) the Applicable Percentage times (ii) the outstanding aggregate principal amount of all Revolving Loans made pursuant to Section 2.02.

          Each Lender's Commitments are set forth opposite its name in
Schedule 2.01, or in the case of each assignee that becomes a party hereto pursuant to Section 9.04, on the Register maintained by the Administrative Agent pursuant to Section 9.04(c).

          Within the foregoing limits, the Borrower may borrow, pay or prepay and reborrow hereunder, on and after the Closing Date and prior to the Termination Date, subject to the terms, conditions and limitations set forth herein.

          Section 2.02 Revolving Loans. (a) Each Revolving Loan shall be made as part of a Revolving Borrowing consisting of Revolving Loans made by the Lenders ratably in accordance with their respective Commitments; provided, however, that the failure of any Lender to make any Revolving Loan shall not in and of itself relieve any other Lender of its obligation to lend hereunder (it being understood, however, that no Lender shall be responsible for the failure of any other Lender to make any Revolving Loan required to be made by such other Lender). The Revolving Loans comprising any Revolving Borrowing shall be in an aggregate principal amount which is an integral multiple of $1,000,000 and not less than $25,000,000 (or an aggregate principal amount equal to the remaining balance of the available Revolving Commitments).

          (b) Each Revolving Borrowing shall be comprised entirely of Eurodollar Loans or Base Rate Loans, as the Borrower may request pursuant to paragraph (f) hereof. Each Lender may at its option make any Eurodollar Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan; provided that any exercise of such option shall not

(i) affect the obligation of the Borrower to repay such Loan in accordance with the terms of this Agreement and (ii) entitle such Lender to any amounts related to Sections 2.11 or 2.12 to which amounts such Lender would not be entitled if such Lender had made such Loan itself through its domestic branch. Revolving Borrowings of more than one Type may be outstanding at the same time; provided, however, that the Borrower shall not be entitled to request any Revolving Borrowing which, if made, would result in an aggregate of more than twenty (20) separate Revolving Loans from any Lender being outstanding hereunder at any one time. For purposes of the foregoing, Revolving Loans (other than Base Rate Loans) having different Interest Periods, regardless of whether they commence on the same date, shall be considered separate Revolving Loans.

          (c) Each Lender shall make each Revolving Loan to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds to the Administrative Agent in New York, New York, not later than 12:00 noon (or in the case of Base Rate Loans, 2:00 p.m.), New York City time, and the Administrative Agent shall by 3:00 p.m., New York City time, credit the amounts so received to the general deposit account of the Borrower maintained with the Administrative Agent or, if a Revolving Borrowing shall not occur on such date because any condition precedent herein specified shall not have been met, return the amounts so received to the respective Lenders. Unless the Administrative Agent shall have received notice from a Lender prior to the date of any Revolving Borrowing that such Lender will not make available to the Administrative Agent such Lender's portion of such Borrowing, the Administrative Agent may assume that such Lender has made such portion available to the Administrative Agent on the date of such Revolving Borrowing in accordance with this paragraph (c) and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount. If and to the extent that such Lender shall not have made such portion available to the Administrative Agent, such Lender and the Borrower agree to repay to the Administrative Agent forthwith on demand such corresponding amount together with interest thereon, for each day from the date such amount is made available to the Borrower until the date such amount is repaid to the Administrative Agent at (i) in the case of the Borrower, the interest rate applicable at the time to the Revolving Loans comprising such Borrowing and (ii) in the case of such Lender, the Federal Funds Rate. If such Lender shall repay to the Administrative Agent such corresponding amount, such amount shall constitute such Lender's Revolving Loan as part of such Revolving Borrowing for purposes of this Agreement.

          (d) Notwithstanding any other provision of this Agreement, the Borrower shall not be entitled to request any Revolving Borrowing with an Interest Period ending after the Termination Date.

          (e) In order to request a Revolving Borrowing, the Borrower shall hand deliver or telecopy to the Administrative Agent a Revolving Borrowing Request in the form of Exhibit A (a) in the case of a Eurodollar Borrowing, not later than 12:00 noon, New York City time, three Business Days before a proposed borrowing and (b) in the case of a Base Rate Borrowing, not later than 12:00 noon, New York City time, on the day of a proposed borrowing. Such notice shall be irrevocable and shall in each case specify (i) whether the Revolving Borrowing then being requested is to be a Eurodollar Borrowing or a Base Rate Borrowing; (ii) the date of such Revolving Borrowing (which shall be a Business Day) and the amount thereof; and (iii) if such

Revolving Borrowing is to be a Eurodollar Borrowing, the Interest Period with respect thereto. If no election as to the Type of Revolving Borrowing is specified in any such notice, then the requested Revolving Borrowing shall be a Base Rate Borrowing. If no Interest Period with respect to any Eurodollar Borrowing is specified in any such notice, then the Borrower shall be deemed to have selected an Interest Period of one month's duration. The Administrative Agent shall promptly advise the Lenders of any notice given pursuant to this Section 2.02(e) and of each Lender's portion of the requested Borrowing.

          Section 2.03 Conversion and Continuation of Revolving Loans.
(a) The Borrower shall, with respect to its Revolving Borrowings, have the right at any time, upon prior irrevocable written notice to the Administrative Agent given in the manner and at the times specified in Section 2.02(e), with respect to the Type of Revolving Borrowing into which conversion or continuation is to be made, to convert any of its Revolving Borrowings into a Revolving Borrowing of a different Type and to continue any of its Eurodollar Borrowings into a subsequent Interest Period of any permissible duration, subject to the terms and conditions of this Agreement and to the following:

          (i) each conversion or continuation shall be made pro rata among the Lenders in accordance with the respective principal amounts of Revolving Loans comprising the converted or continued Revolving Borrowing;

          (ii) if less than all the outstanding principal amount of any Revolving Borrowing shall be converted or continued, the aggregate principal amount of such Revolving Borrowing converted and/or continued shall in each case not be less than the minimum amount set forth in
     Section 2.02;

          (iii) if a Eurodollar Borrowing is converted at any time other than on the last day of the Interest Period applicable thereto, the Borrower shall pay any amount due pursuant to Section 2.13;

          (iv) with respect to a Revolving Borrowing, if such Revolving Borrowing is to be converted into a Eurodollar Borrowing or if a Eurodollar Borrowing is to be continued, no Interest Period selected shall extend beyond the Termination Date; and

          (v) interest accrued to the day immediately preceding each date of conversion or continuation shall be payable on each Revolving Borrowing that is converted or continued concurrently with such conversion or continuation.

          (b) Each notice given pursuant to Section 2.03(a) shall be irrevocable and shall refer to this Agreement and specify (i) the identity and the amount of the Revolving Borrowing that the Borrower requests to be converted or continued; (ii) whether such Borrowing (or any part thereof) is to be converted or continued as a Base Rate Borrowing or a Eurodollar Borrowing; (iii) if such notice requests a conversion, the date of such conversion (which shall be a Business Day); and (iv) if such Borrowing (or any part thereof) is to be converted into or continued as a Eurodollar Borrowing, the Interest Period with respect thereto. If no Interest Period is specified in any such notice with respect to any conversion to or continuation as a Eurodollar Borrowing, then the Borrower shall be deemed to have selected an Interest Period of one month's duration, in the case of a Eurodollar Borrowing. The Administrative Agent shall advise the Lenders of any notice given pursuant to
Section 2.03(a) and of each Lender's portion of any converted or continued Borrowing.

          (c) If the Borrower shall not have given notice in accordance with this Section 2.03 to continue any Eurodollar Borrowing into a subsequent Interest Period (and shall not otherwise have given notice in accordance with this Section 2.03 to convert such Eurodollar Borrowing), such Eurodollar Borrowing shall automatically be converted into a Base Rate Borrowing. In the event of the occurrence and continuation of a Default or an Event of Default
(i) all Eurodollar Borrowings of the Borrower shall be converted into Base Rate Borrowings on the last day of the Interest Period then in effect, and
(ii) no Base Rate Borrowing may be converted into a Borrowing of another Type so long as a Default or Event of Default continues to exist.

          Section 2.04 Fees. (a) The Borrower agrees to pay to each Lender, through the Administrative Agent, on each March 31, June 30, September 30 and December 31 and on the date on which the Commitment of such Lender shall be terminated as provided herein, a facility fee (each, a "Facility Fee," and collectively, the "Facility Fees"), calculated as specified below, on the amount of the Commitment of such Lender, whether used or unused, during the preceding quarter (or shorter period commencing with the Closing Date or ending with the Termination Date applicable to such Lender or any date on which the Commitment of such Lender shall be terminated). All facility fees shall be computed on the basis of a year of 365 or 366 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day). The Facility Fee due to each Lender shall commence to accrue on the Closing Date and shall cease to accrue on the earlier of the Termination Date applicable to such Lender and the termination of the Commitment of such Lender as provided herein.

          The Facility Fee for each Lender shall be calculated as a per annum rate in an amount equal to the product of such Lender's Commitment hereunder and the applicable percentage specified in the table below, to be determined based upon the Ratings received from S&P and Moody's by the Borrower:

------- ---------------  -------------- ------------- --------------- ------------
            Level 1         Level 2        Level 3        Level 4        Level 5
S&P:      A- or better        BBB+           BBB            BBB-        Below BBB-
Moody's:  A3 or better        Baa1           Baa2           Baa3        Below Baa3
--------- -------------  -------------  ------------- --------------- ------------
--------- -------------  -------------  ------------- --------------- ------------
              0.1000%         0.1250%         0.1500%        0.2000%       0.2500%
--------- ------------- -------------- -------------- --------------- ------------

          The Facility Fees shall change effective as of the date on which the applicable rating agency announces any change in its Ratings. In the event either S&P or Moody's shall withdraw or suspend its Ratings, the remaining Rating announced by either S&P or Moody's, as the case may be, shall apply. In the event neither agency shall provide a Rating, the Facility Fees shall be based on the lowest rating provided above. If the Ratings by S&P and Moody's are split so that two consecutive Levels (as defined in the table above) apply, the higher of those Ratings shall determine the applicable percentage to calculate the Facility Fee. If the Ratings by S&P and Moody's are split so that the applicable Levels in the table above are separated by only one intermediate Level, then such intermediate Level shall determine the applicable percentage to calculate the Facility Fee. If the Ratings by S&P and Moody's are split so that the applicable Levels in the table above are separated by two intermediate Levels, then the intermediate Level representing the lowest Rating shall determine the applicable percentage to calculate the Facility Fee. The Facility Fees shall be calculated by the Administrative Agent, which calculation absent manifest error shall be final and binding on all parties.

          (b) The Borrower agrees to pay the Administrative Agent, for its own account, the administration fees (the "Administrative Agent Fees") at the times and in the amounts agreed upon in the letter agreement dated as of December 13, 2001, among the Borrower, Morgan Stanley Senior Funding, Inc., J.P. Morgan Securities Inc. and the Administrative Agent.

          (c) All Fees shall be paid on the dates due, in immediately available funds, to the Administrative Agent for prompt distribution, if and as appropriate, among the Lenders. Once paid, none of the Fees shall be refundable under any circumstances.

          Section 2.05 Repayment of Loans; Evidence of Debt. (a) The outstanding principal balance of each Revolving Loan shall be payable on the Termination Date. Each Loan shall bear interest from the date thereof on the outstanding principal balance thereof as set forth in Section 2.06.

          (b) Each Lender shall, and is hereby authorized by the Borrower to, maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrower to such Lender resulting from each Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

          (c) The Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Loan made hereunder, the Type thereof and the Interest Period applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder and (iii) the amount of any sum received by the Administrative Agent hereunder for the account of the Lenders and each Lender's share thereof.

          (d) The entries made in the accounts maintained pursuant to paragraph (b) or (c) of this Section shall be prima facie evidence of the existence and amounts of the obligations recorded therein; provided that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrower to repay its Loans in accordance with the terms of this Agreement.

          (e) Any Lender may request that Loans made by it be evidenced by a promissory note, substantially in the form of Exhibit E attached hereto. In such event, the Borrower shall promptly, and in no event more than ten (10) Business Days after a request therefor, prepare, execute and deliver to such Lender a promissory note payable to the order of such Lender (or, if requested by such Lender, to such Lender and its registered assigns). Thereafter, the Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 9.04) be represented by one or more promissory notes in such form payable to the order of the payee named therein (or, if such promissory note is a registered note, to such payee and its registered assigns).

          Section 2.06 Interest on Loans. (a) Subject to the provisions of
Section 2.07, the Loans comprising each Eurodollar Borrowing shall bear interest (computed on the basis of the actual number of days elapsed over a year of 360 days) at a rate per annum equal to the Eurodollar Rate for the Interest Period in effect for such Borrowing plus the Applicable Margin, determined pursuant to paragraph (d) below.

          (b) Subject to the provisions of Section 2.07 the Loans comprising each Base Rate Borrowing shall bear interest (computed on the basis of the actual number of days elapsed over a year of 365 or 366 days, as the case may
be) at a rate per annum equal to the Base Rate plus the Applicable Margin.

          (c) Interest on each Eurodollar Loan shall, except as otherwise provided in this Agreement, be payable on the last day of the Interest Period applicable thereto and, in case of a Eurodollar Loan with an Interest Period of more than three months' duration, each day that would have been an Interest Payment Date for such Loan had successive Interest Periods of three months' duration been applicable to such Loan. Interest on each Base Rate Loan shall be payable quarterly in arrears on the last Business Day of each March, June, September and December, except as otherwise provided in this Agreement. The applicable Eurodollar Rate or Base Rate for each Interest Period or day within an Interest Period, as the case may be, shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.

          (d) As used herein, "Applicable Margin" shall mean the sum of (i) the applicable percentage per annum specified in the table below, to be determined based upon the Ratings received from S&P and Moody's by the Borrower, and (ii) the Utilization Fee. The applicable percentage referred to in clause (i) of the immediately preceding sentence shall be determined based upon the Ratings, as follows:

---------------------- ---------------- ------------------- ----------------- ------------------ -------------------
                           Level 1           Level 2            Level 3            Level 4            Level 5
                           -------           -------            -------            -------            -------
S&P:                    A- or better           BBB+               BBB               BBB-             Below BBB-
Moody's:                A3 or better           Baa1               Baa2              Baa3             Below Baa3
---------------------- ---------------- ------------------- ----------------- ------------------ -------------------
Eurodollar Loan:       0.5250%          0.6250%             0.8500%           1.0500%            1.5000%
---------------------- ---------------- ------------------- ----------------- ------------------ -------------------
Base Rate Loan:        0.0000%          0.0000%             0.0000%           0.0500%            0.5000%
---------------------- ---------------- ------------------- ----------------- ------------------ -------------------

          The Applicable Margin shall change effective as of the date on which the applicable rating agency announces any change in its Ratings. In the event either S&P or Moody's shall withdraw or suspend its Ratings, the remaining Rating announced by either S&P or Moody's, as the case may be, shall apply. In the event neither agency shall provide a Rating, the Applicable Margin shall be based on the lowest rating provided above. If the Ratings by S&P and Moody's are split so that two consecutive Levels (as defined in the table above) apply, the higher of those Ratings shall determine the Applicable Margin. If the Ratings by S&P and Moody's are split so that the applicable Levels in the table above are separated by only one intermediate Level, then such intermediate Level shall determine the Applicable Margin. If the Ratings by S&P and Moody's are split so that the applicable Levels in the table above are separated by two intermediate Levels, then the intermediate Level representing the lowest Rating shall determine the Applicable Margin. The Applicable Margin shall be calculated by the Administrative Agent, which calculation absent manifest error shall be final and binding on all parties.

          (e) As used herein, "Utilization Fee" shall mean (i) a percentage per annum equal to 0.250% for any date on which the Aggregate Credit Exposure is equal to or exceeds 33% of the Total Commitment and (ii) a percentage per annum equal to 0.000% for any other date.

          Section 2.07 Default Interest. If the Borrower shall default in the payment of the principal of or interest on any of its Loans or any other amount becoming due hereunder, whether by scheduled maturity, notice of prepayment, acceleration or otherwise, the Borrower shall on demand from time to time from the Administrative Agent pay interest, to the extent permitted by law, on such defaulted amount up to (but not including) the date of actual payment (after as well as before judgment) at a rate per annum equal to the rate of interest applicable thereto at maturity or due date plus 2%.

          Section 2.08 Alternate Rate of Interest. In the event, and on each occasion, that on the day two Business Days prior to the commencement of any Interest Period for a Eurodollar Borrowing the Administrative Agent shall have determined in good faith that dollar deposits in the principal amounts of the Eurodollar Loans comprising such Borrowing are not generally available in the London interbank market, or that the rates at which such dollar deposits are being offered will not adequately and fairly reflect the cost to the Required Lenders of making or maintaining their Eurodollar Loans during such Interest Period, or that reasonable means do not exist for ascertaining the Eurodollar Rate, the Administrative Agent shall, as soon as practicable thereafter, give written notice of such determination to the Borrower and the Lenders. In the event of any such determination, until the Administrative Agent shall have advised the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist, (i) any request by the Borrower for a Eurodollar Borrowing pursuant to Section 2.02 shall be deemed to be a request for a Base Rate Borrowing, and (ii) any request by the Borrower for a conversion to or a continuation of a Eurodollar Borrowing pursuant to Section 2.03 shall be deemed to be a request for a conversion to a Base Rate Borrowing. Each determination by the Administrative Agent hereunder shall be conclusive absent manifest error.

          Section 2.09 Termination, Reduction and Extension of Commitments.
(a) The unused Commitments of each Lender shall be automatically terminated on the Termination Date.

          (b) Subject to Section 2.10(b), upon at least three Business Days' prior irrevocable written notice to the Administrative Agent, the Borrower may at any time in whole permanently terminate, or from time to time in part permanently reduce, the Total Commitment; provided, however, that (i) each partial reduction shall be in an integral multiple of $1,000,000 and in a minimum principal amount of $25,000,000 and (ii) no such termination or reduction shall be made which would reduce the Total Commitment to an amount less than the sum of the aggregate outstanding principal amount of Loans.

          (c) The Total Commitment shall be automatically and permanently reduced on each date on which prepayment thereof is required to be made pursuant to Section 2.10(b)(i) or (ii) in the amount of such prepayment. In addition, the Total Commitment shall be automatically and permanently reduced on each date on which prepayment thereof is required to be made pursuant to Section 2.10(b)(i) in an amount equal to the applicable Reduction Amount. "Reduction Amount" shall mean, with respect to any sale, lease, transfer or other disposition of any assets of the Borrower or any of its Subsidiaries (other than Excluded Sales), on any date, the Net Cash Proceeds received with respect thereto on such date less (i) any amounts applied with respect thereto to prepay any outstanding amounts under the Senior Bank Financing pursuant to Section 2.10(b) (including the amounts required to be cash collateralized pursuant to Section 2.04(i) of the Five-Year Revolving Credit Agreement), (ii) any amounts applied to reduce Commitments under the Five-Year Revolving Credit Facility Agreement or the 364-Day Revolving Credit Facility Agreement, and (iii) the portion of such Net Cash Proceeds that constitutes Reinvestment Proceeds.

          (d) Subject to Section 2.18, each reduction in the Total Commitment hereunder shall be made ratably among the Lenders in accordance with their respective Commitments. The Borrower agrees to pay to the Administrative Agent for the account of the Lenders, on the date of each termination or reduction, the Facility Fees on the amount of the Commitments so terminated or reduced accrued through the date of such termination or reduction.

          Section 2.10 Prepayment. (a) Voluntary Prepayments. The Borrower shall have the right at any time and from time to time to prepay any of its Borrowings, in whole or in part, upon giving written notice (or telephone notice promptly confirmed by written notice) to the Administrative Agent: (i) before 12:00 noon, New York City time, three Business Days prior to prepayment, in the case of Eurodollar Loans and (ii) before 12:00 noon, New York City time, one Business Day prior to prepayment, in the case of Base Rate Loans; provided, however, that each partial prepayment shall be in an amount which is an integral multiple of $1,000,000 and not less than $25,000,000.

          (b) Mandatory Prepayments. (i) The Borrower shall, within three Business Days of the date of receipt of the Net Cash Proceeds by the Borrower or any of its Domestic Subsidiaries from the sale, lease, transfer or other disposition of any assets of the Borrower or any of its Subsidiaries (other than any Excluded Sales), prepay any amounts outstanding under the Senior Bank Financing in an amount equal to the lesser of the amount of such Net Cash Proceeds and the amount so outstanding (including the amounts required to be cash collateralized pursuant to Section 2.04(i) of the Five-Year Revolving Credit Facility Agreement). Each such prepayment shall be applied first to any principal amounts outstanding pursuant to this Agreement in accordance with the terms and conditions for prepayment set forth herein, second to any principal amounts outstanding or to be cash collateralized pursuant to the Five-Year Revolving Credit Facility Agreement in accordance with the terms and conditions for prepayment set forth therein, and third to any principal amounts outstanding pursuant to the 364-Day Revolving Credit Facility Agreement in accordance with the terms and conditions for prepayment set forth therein; provided that the Borrower shall not be required to make any prepayments pursuant to this Section 2.10(b)(i) if the Borrower or any of its Subsidiaries shall apply any of the Net Cash Proceeds it received from the sale, lease, transfer or other disposition of its assets for reinvestment in its business within 180 days after receipt thereof by the Borrower or any of its Subsidiaries (any such Net Cash Proceeds so reinvested, the "Reinvestment Proceeds"); provided, further, that the Borrower shall have notified the Administrative Agent of its intent to so reinvest such Net Cash Proceeds.

          (ii) The Borrower shall, within three Business Days of receipt of the Net Cash Proceeds by the Borrower or any of its Domestic Subsidiaries from any Specified Issuance, prepay an aggregate principal amount of the Loans comprising part of the same Borrowing in an amount equal to the amount of such Net Cash Proceeds. "Specified Issuance" shall mean (A) any issuance by the Borrower or any of its Domestic Subsidiaries of any Equity Interest pursuant to a public offering registered with the SEC, a Rule 144A or Regulation S private placement or any other similar offering on an underwritten or placement-agent basis, other than (1) issuances to, and capital contributions from, the Borrower or any of its Subsidiaries and (2) issuances to present or former employees, officers or directors of the Borrower or any of its Subsidiaries, including, without limitation, upon the exercise of stock options, and (B) any issuance by the Borrower or any of its Domestic Subsidiaries of any Indebtedness (other than commercial paper) referred to in clause (a) or (b) of the definition of the term "Indebtedness" pursuant to (x) a public offering registered with the SEC, a Rule 144A or Regulation S private placement or any other similar offering on an underwritten or placement-agent basis, or (y) a syndicated bank loan facility, other than issuances to the Borrower or any of its Subsidiaries.

          (iii) On the date of any termination or reduction of the Commitments pursuant to Section 2.09, the Borrower shall pay or prepay so much of its Borrowings as shall be necessary in order that the aggregate principal amount of Loans outstanding not exceed the Total Commitment, after giving effect to such termination or reduction.

          (iv) Prepayments required to be made pursuant to clause (i) or (ii) above to amounts due hereunder shall be applied to prepay Revolving Loans then outstanding until such Loans are paid in full. The amount remaining (if any) after the prepayment in full of the Loans may be retained by the Borrower to the extent not required to be applied in accordance with clause (i) or (ii) above, and the Commitments shall be permanently reduced in accordance with
Section 2.09(c).

          (c) Each notice of prepayment under paragraph (a) above shall specify the prepayment date and the principal amount of each Borrowing (or portion thereof) to be prepaid, shall be irrevocable and shall commit the Borrower to prepay such Borrowing (or portion thereof) by the amount stated therein on the date stated therein. All prepayments under this Section 2.10 shall be subject to Section 2.13 but otherwise without premium or penalty. All prepayments under this Section 2.10 shall be accompanied by accrued interest on the principal amount being prepaid to the date of payment.

          Section 2.11 Reserve Requirements; Change in Circumstances. (a) It is understood that the cost to each Lender (including the Administrative Agent) of making or maintaining any of the Eurodollar Loans may fluctuate as a result of the applicability of reserve requirements imposed by the Board at the ratios provided for in Regulation D on the date hereof. The Borrower agrees to pay to each of such Lenders from time to time, as provided in paragraph (d) below, such amounts as shall be necessary to compensate such Lender for the portion of the cost of making or maintaining Eurodollar Loans to the Borrower resulting from any such reserve requirements provided for in Regulation D as in effect on the date hereof, it being understood that the rates of interest applicable to Eurodollar Loans have been determined on the assumption that no such reserve requirements exist or will exist and that such rates do not reflect costs imposed on the Lenders in connection with such reserve requirements. It is agreed that for purposes of this paragraph (a) the Eurodollar Loans made hereunder shall be deemed to constitute Eurocurrency Liabilities as defined in Regulation D and to be subject to the reserve requirements of Regulation D without the benefit of or credit for proration, exemptions or offsets which might otherwise be available to the Lenders from time to time under Regulation D.

          (b) Notwithstanding any other provision herein, if after the date of this Agreement any change in applicable law or regulation or in the interpretation or administration thereof by any governmental authority charged with the interpretation or administration thereof (whether or not having the force of law) shall change the basis of taxation of any payments to any Lender (including the Administrative Agent) of the principal of or interest on any Eurodollar Loan made by such Lender, or of any payments related to any Fees or other amounts payable hereunder (other than changes in respect of taxes imposed on the overall net income of such Lender by the jurisdiction in which such Lender has its principal office or by any political subdivision or taxing authority therein), or shall impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or for the account of or credit extended by such Lender, or shall impose on such Lender or the London interbank market any other condition affecting this Agreement, any Eurodollar Loan made by such Lender, and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Eurodollar Loan or to reduce the amount of any sum received or receivable by such Lender hereunder (whether of principal, interest or otherwise) in respect thereof by an amount deemed by such Lender to be material, then the Borrower will pay to such Lender upon demand such additional amount or amounts as will compensate such Lender for such additional costs actually incurred or reduction actually suffered.

          (c) If after the date hereof any Lender (including the Administrative Agent) shall have determined that the general applicability of any law, rule, regulation or guideline adopted pursuant to or arising out of the July 1988 report of the Basle Committee on Banking Regulations and Supervisory Practices entitled "International Convergence of Capital Measurement and Capital Standards," or the adoption after the date hereof of any other generally applicable law, rule, regulation or guideline regarding capital adequacy, or any change in any of the foregoing or in the interpretation or administration of any of the foregoing by any governmental authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by any Lender (or any lending office of such Lender) or any Lender's holding company with any request or directive regarding capital adequacy (whether or not having the force of law) of any such authority, central bank or comparable agency, has or would have the effect of reducing the rate of return on such Lender's capital or on the capital of such Lender's holding company, if any, as a consequence of this Agreement, the Loans made by such Lender pursuant hereto to a level below that which such Lender or such Lender's holding company could have achieved but for such adoption, change or compliance (taking into consideration such Lender's policies and the policies of such Lender's holding company with respect to capital adequacy) by an amount deemed by such Lender to be material, then from time to time, the Borrower shall pay to such Lender such additional amount or amounts as will compensate such Lender or such Lender's holding company for any such reduction suffered.

          (d) A certificate of a Lender (including the Administrative Agent) setting forth a reasonably detailed explanation of such amount or amounts as shall be necessary to compensate such Lender (or participating banks or other entities pursuant to Section 9.04) as specified in paragraph (a), (b) or (c) above, as the case may be, shall be delivered to the Borrower and shall be conclusive absent manifest error. The Borrower shall pay each Lender the amount shown as due on any such certificate delivered by it within 10 days after the receipt of the same.

          (e) Failure on the part of any Lender to demand compensation for any increased costs or reduction in amounts received or receivable or reduction in return on capital with respect to any period shall not constitute a waiver of such Lender's right to demand compensation with respect to such period or any other period; provided that the Borrower shall not be required to compensate a Lender pursuant to this Section for any increased costs or reductions incurred more than 180 days prior to the date that such Lender notifies the Borrower of such increased costs or reductions in accordance with paragraph (d) above and of such Lender's intention to claim compensation thereof; provided further that, if the circumstances giving rise to such increased costs or reductions is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof.

          (f) Notwithstanding any other provision of this Section 2.11, no Lender shall demand compensation for any increased costs or reduction referred to above if it shall not be the general policy or practice of such Lender to demand such compensation in similar circumstances under comparable provisions of other credit agreements, if any (it being understood that this sentence shall not in any way limit the discretion of any Lender to waive the right to demand such compensation in any given case).

          Section 2.12 Change in Legality. (a) Notwithstanding any other provision herein contained, if any change in any law or regulation or in the interpretation thereof by any governmental authority charged with the administration or interpretation thereof shall make it unlawful for any Lender (including the Administrative Agent) to make or maintain any Eurodollar Loan or to give effect to its obligations as contemplated hereby with respect to any Eurodollar Loan, then, by written notice to the Borrower and to the Administrative Agent, such Lender may:

               (i) declare that Eurodollar Loans will not thereafter be made by such Lender hereunder and any request by the Borrower for or a conversion to or continuation of a Eurodollar Borrowing shall, as to such Lender only, be deemed a request for a Base Rate Loan unless such declaration shall be subsequently withdrawn; and

               (ii) require that all outstanding Eurodollar Loans made by it be converted into Base Rate Loans, in which event all such Eurodollar Loans shall be automatically converted into Base Rate Loans as of the effective date of such notice as provided in paragraph (b) below.

In the event any Lender shall exercise its rights under (i) or (ii) above, all payments and prepayments of principal which would otherwise have been applied to repay the Eurodollar Loans that would have been made by such Lender or the converted Eurodollar Loans of such Lender shall instead be applied to repay the Base Rate Loans made by such Lender in lieu of, or resulting from the conversion of, such Eurodollar Loans.

          (b) For purposes of this Section 2.12, a notice to the Borrower by any Lender shall be effective as to each Eurodollar Loan, if lawful, on the last day of the Interest Period currently applicable to such Eurodollar Loan; in all other cases such notice shall be effective on the date of receipt by the Borrower.

          Section 2.13 Indemnity. The Borrower shall indemnify each Lender against any loss or expense which such Lender sustains or incurs as a consequence of (a) any failure by the Borrower to fulfill on the date of any borrowing hereunder the applicable conditions set forth in Article IV, (b) any failure by the Borrower to borrow or continue any Loan hereunder after irrevocable notice of such borrowing or continuation has been given pursuant to Section 2.02 or 2.03, as applicable, (c) any payment, prepayment or conversion of a Eurodollar Loan required by any other provision of this Agreement or otherwise made or deemed made to or by the Borrower on a date other than the last day of the Interest Period applicable thereto; provided that the Borrower shall not be required to indemnify a Lender pursuant to this clause (c) for any loss or expense to the extent any such loss or expense shall have been incurred pursuant to (i) Section 2.11, 2.12 or 2.17 or (ii)
Section 2.10(a) more than six months prior to the date that the applicable Lender shall have notified the Borrower of its intention to claim compensation therefor, (d) any default in payment or prepayment of the principal amount of any Loan to the Borrower or any part thereof or interest accrued thereon, as and when due and payable (at the due date thereof, whether by scheduled maturity, acceleration, irrevocable notice of prepayment or otherwise), or (e) the occurrence of any Event of Default on the part of the Borrower, including, in each such case, any loss or reasonable expense sustained or incurred or to be sustained or incurred in liquidating or employing deposits from third parties acquired to effect or maintain such Loan or any part thereof as a Eurodollar Loan. Such loss or reasonable expense shall include an amount equal to the excess, if any, as reasonably determined by such Lender, of (i) its cost of obtaining the funds for the Loan being paid, prepaid, converted or not borrowed (based on the Eurodollar Rate) for the period from the date of such payment, prepayment or conversion or failure to borrow to the last day of the Interest Period for such Loan (or, in the case of a failure to borrow, the Interest Period for such Loan which would have commenced on the date of such failure) over (ii) the amount of interest (as reasonably determined by such Lender) that would be realized by such Lender in reemploying the funds so paid, prepaid or converted or not borrowed for such period or Interest Period, as the case may be. A certificate of any Lender setting forth a reasonably detailed explanation of any amount or amounts which such Lender is entitled to receive pursuant to this Section shall be delivered to the Borrower and shall be conclusive absent manifest error.

          Section 2.14 Pro Rata Treatment. Except as required under Sections
2.12 or 2.18, each Borrowing, each payment or prepayment of principal of any Borrowing, each payment of interest on the Loans, each payment of the Facility Fees, each reduction of the Commitments and each conversion of any Borrowing to a Borrowing of any Type, shall be allocated pro rata among the Lenders in accordance with their respective Commitments (or, if such Commitments shall have expired or been terminated, in accordance with the respective principal amounts of their outstanding Loans). Each Lender agrees that in computing such Lender's portion of any Borrowing to be made hereunder, the Administrative Agent may, in its discretion, round each Lender's percentage of such Borrowing to the next higher or lower whole dollar amount.

          Section 2.15 Sharing of Setoffs. Each Lender agrees that if it shall, through the exercise of a right of banker's lien, setoff or counterclaim against the Borrower, or pursuant to a secured claim under
Section 506 of Title 11 of the United States Code or other security or interest arising from, or in lieu of, such secured claim, received by such Lender under any applicable bankruptcy, insolvency or other similar law or otherwise, or by any other means, obtain payment (voluntary or involuntary) in respect of any Loans (other than pursuant to Sections 2.09, 2.11 and 2.12) as a result of which the unpaid principal portion of its Loans shall be proportionately less than the unpaid principal portion of the Loans of any other Lender, it shall be deemed simultaneously to have purchased from such other Lender at face value, and shall promptly pay to such other Lender the purchase price for, a participation in the Loans of such other Lender, so that the aggregate unpaid principal amount of the Loans and participations in the Loans held by each Lender shall be in the same proportion to the aggregate unpaid principal amount of all Loans then outstanding as the principal amount of its Loans prior to such exercise of banker's lien, setoff or counterclaim or other event was to the principal amount of all Loans outstanding prior to such exercise of banker's lien, setoff or counterclaim or other event; provided, however, that, if any such purchase or purchases or adjustments shall be made pursuant to this Section 2.15 and the payment giving rise thereto shall thereafter be recovered, such purchase or purchases or adjustments shall be rescinded to the extent of such recovery and the purchase price or prices or adjustment restored without interest. The Borrower expressly consents to the foregoing arrangements and agrees that any Lender holding a participation in a Loan deemed to have been so purchased may exercise any and all rights of banker's lien, setoff or counterclaim with respect to any and all moneys owing by the Borrower to such Lender by reason thereof as fully as if such Lender had made a Loan directly to the Borrower in the amount of such participation.

          Section 2.16 Payments. (a) The Borrower shall make each payment (including principal of or interest on any Borrowing or any Fees or other amounts payable) hereunder and under any other Loan Document without setoff, counterclaim or deduction of any kind not later than 12:00 (noon), New York City time, on the date when due in dollars to the Administrative Agent at its offices at 270 Park Avenue, New York, New York, in immediately available funds.

          (b) Whenever any payment (including principal of or interest on any Borrowing or any Fees or other amounts) hereunder or under any other Loan Document shall become due, or otherwise would occur, on a day that is not a Business Day, such payment may be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of interest or Fees, if applicable.

          Section 2.17 Taxes. (a) Any and all payments by the Borrower hereunder shall be made, in accordance with Section 2.16, free and clear of and without deduction for any and all present or future taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto, excluding any income, franchise, branch profits or similar tax imposed on or measured by the net income or net profits of the Administrative Agent or any Lender (or any transferee or assignee that acquires a Loan (any such entity a "Transferee")) by the United States or any jurisdiction under the laws of which it is organized or doing business or any political subdivision thereof (all such nonexcluded taxes, levies, imposts, deductions, charges, withholdings and liabilities being hereinafter referred to as "Taxes"). If the Borrower shall be required by law to deduct any Taxes from or in respect of any sum payable hereunder to the

Lenders (or any Transferee) or the Administrative Agent, (i) the sum payable shall be increased by the amount necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 2.17) such Lender (or Transferee) or the Administrative Agent (as the case may be) shall receive an amount equal to the sum it would have received had no such deductions been made, (ii) the Borrower shall make such deductions and (iii) the Borrower shall pay the full amount deducted to the relevant taxing authority or other Governmental Authority in accordance with applicable law.

          (b) In addition, the Borrower agrees to pay any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies which arise from any payment made by the Borrower hereunder or under any other Loan Document or from the execution, delivery or registration of or performance under this Agreement or any other Loan Document, or otherwise with respect to the Borrower's role in this Agreement or any other Loan Document (hereinafter referred to as "Other Taxes").

          (c) The Borrower will indemnify each Lender (or Transferee) and the Administrative Agent for the full amount of Taxes and Other Taxes (including any Taxes or Other Taxes imposed by any jurisdiction on amounts payable by the Borrower under this Section 2.17) paid by such Lender (or Transferee) or the Administrative Agent, as the case may be, and any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, whether or not such Taxes or Other Taxes were correctly or legally asserted by the relevant taxing authority or other Governmental Authority. The Borrower shall also indemnify each Lender (or any Transferee) and the Administrative Agent for the full amount of taxes imposed on or measured by the net income or receipts of such Lender (or any Transferee) or the Administrative Agent, as the case may be, as such Lender (or Transferee) or the Administrative Agent shall determine are payable in respect of amounts paid by the Borrower to or on behalf of such Lender (or any Transferee) or the Administrative Agent, as the case may be, pursuant to this Section 2.17. Such indemnification shall be made within 30 days after the date any Lender (or Transferee) or the Administrative Agent, as the case may be, makes written demand therefor. If any Lender (or Transferee) or the Administrative Agent becomes entitled to a refund of Taxes or Other Taxes for which such Lender (or Transferee) or the Administrative Agent has received payment from the Borrower hereunder, such Lender (or Transferee) or Administrative Agent, as the case may be, shall, at the expense of the Borrower, use its reasonable efforts (consistent with internal policy, and legal and regulatory restrictions) to obtain such refund. If a Lender (or Transferee) or the Administrative Agent receives a refund or is entitled to claim a tax credit in respect of any Taxes or Other Taxes for which such Lender (or Transferee) or the Administrative Agent has received payment from the Borrower hereunder it shall promptly notify the Borrower of such refund or credit and shall, within 30 days after receipt of a request by the Borrower (or promptly upon receipt, if the Borrower has requested application for such refund or credit pursuant hereto), repay such refund or amount of credit to the Borrower, net of all out-of-pocket expenses of such Lender and without interest; provided that the Borrower, upon the request of such Lender (or Transferee) or the Administrative Agent, agrees to return such refund or amount of credit (plus penalties, interest or other charges) to such Lender (or Transferee) or the Administrative Agent in the event such Lender (or Transferee) or the Administrative Agent is required to repay such refund or such credit is denied or subsequently determined to be unavailable.

          (d) Within 30 days after the date of any payment of Taxes or Other Taxes withheld by the Borrower in respect of any payment to any Lender (or Transferee) or the Administrative Agent, the Borrower will furnish to the Administrative Agent, at its address referred to in Section 9.01, the original or a certified copy of a receipt evidencing payment thereof to the proper Governmental Authority.

          (e) Without prejudice to the survival of any other agreement contained herein, the agreements and obligations contained in this Section
2.17 shall survive the payment in full of the principal of and interest on all Loans made hereunder.

          (f) Each Lender (or Transferee) which is organized under the laws of a jurisdiction outside the United States shall, on or prior to the date of its execution and delivery of this Agreement or, in the case of a Transferee, on the date on which it becomes a Lender, and in the case of any Lender, on or prior to the date such Lender changes its funding office, and from time to time thereafter as requested in writing by the Borrower (but only so long thereafter as such Lender remains lawfully able to do so), shall deliver to the Borrower and the Administrative Agent such certificates, documents or other evidence, as required by the Code or Treasury Regulations issued pursuant thereto, including Internal Revenue Service Form W-8BEN or Form W-8ECI and any other certificate or statement of exemption required by Treasury Regulation Section 1.1441-4(a) or Section 1.1441-6(c) or any subsequent version thereof, properly completed and duly executed by such Lender (or Transferee) establishing that any payment under the Loan Documents is (i) not subject to withholding under the Code because such payment is effectively connected with the conduct by such Lender (or Transferee) of a trade or business in the United States, or (ii) fully or partially exempt from United States tax under a provision of an applicable tax treaty, or (iii) not subject to withholding under the portfolio interest exception under Section 881(c) of the Code (and, if such Lender (or Transferee) delivers a Form W-8BEN claiming the benefits of exemption from United States withholding tax under
Section 881(c), a certificate representing that such Lender (or Transferee) is not a "bank" for purposes of Section 881(c) of the Code, is not a 10-percent shareholder (within the meaning of Section 871(h)(3)(B) of the Code) of the Borrower and is not a controlled foreign corporation related to the Borrower (within the meaning of Section 864(d)(4) of the Code). Unless the Borrower and the Administrative Agent have received forms or other documents reasonably satisfactory to them indicating that payments hereunder are not subject to United States withholding tax or are subject to such tax at a rate reduced by an applicable tax treaty, the Borrower or the Administrative Agent shall withhold taxes from such payments at the applicable statutory rate in the case of payments to or for any Lender (or Transferee) organized under the laws of a jurisdiction outside the United States. If a Lender (or Transferee) is unable to deliver one of these forms or if the forms provided by a Lender (or Transferee) at the time such Lender (or Transferee) first becomes a party to this Agreement or at the time a Lender (or Transferee) changes its funding office (other than at the request of the Borrower) indicate a United States interest withholding tax rate in excess of zero, withholding tax at such rate shall be considered excluded from Taxes unless and until such Lender (or Transferee) provides the appropriate forms certifying that a lesser rate applies, whereupon withholding tax at such lesser rate only shall be considered excluded from Taxes for periods governed by such appropriate forms; provided, however, that if, at the effective date of a transfer pursuant to which a Lender (or Transferee) becomes a party to this Agreement, the Lender (or Transferee) assignor was entitled to payments under Section 2.17(a) in respect of United States withholding tax with respect to interest paid at such date, then, to such extent, the term Taxes shall include (in addition to withholding taxes that may be imposed in the future or other amounts otherwise includable in Taxes) United States withholding tax, if any, applicable with respect to the Lender (or Transferee) assignee on such date.

          (g) The Borrower shall not be required to pay any additional amounts to any Lender (or Transferee) in respect of United States withholding tax pursuant to paragraph (a) above for any period in respect of which the obligation to pay such additional amounts would not have arisen but for a failure by such Lender (or Transferee) to comply with the provisions of paragraph (f) above unless such failure results from (i) a change in applicable law, regulation or official interpretation thereof or (ii) an amendment, modification or revocation of any applicable tax treaty or a change in official position regarding the application or interpretation thereof, in each case after the Closing Date (and, in the case of a Transferee, after the date of assignment or transfer).

          (h) Any Lender (or Transferee) claiming any additional amounts payable pursuant to this Section 2.17 shall use reasonable efforts (consistent with internal policy, and legal and regulatory restrictions) to file any certificate or document requested by the Borrower or to change the jurisdiction of its applicable lending office if the making of such a filing or change would avoid the need for or reduce the amount of any such additional amounts which may thereafter accrue and would not, in the reasonable determination of such Lender (or Transferee) be materially disadvantageous to such Lender (or Transferee) or require the disclosure of information that the Lender (or Transferee) reasonably considers to be confidential.

          Section 2.18 Mitigation Obligations; Replacement of Lenders. (a) If any Lender (including the Administrative Agent) requests compensation under
Section 2.11, or if it becomes unlawful for any Lender (including the Administrative) to make or maintain Eurodollar Loans under Section 2.12, or if the Borrower is required to pay any additional amount to any Lender, the Administrative Agent or any Governmental Authority for the account of any Lender or the Administrative Agent pursuant to Section 2.17, then such Lender or the Administrative Agent shall, at the request of the Borrower, use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender or the Administrative Agent, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.11 or 2.17 or no longer make it unlawful for such Lender or the Administrative Agent to make or maintain Eurodollar Loans under Section 2.12, as the case may be, in the future and (ii) would not subject such Lender or the Administrative Agent to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender or the Administrative Agent. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender or the Administrative Agent in connection with any such designation or assignment.

          (b) If any Lender requests compensation under Section 2.11, or if it becomes unlawful for any Lender to make or maintain Eurodollar Loans under
Section 2.12, or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.17, or if any Lender defaults in its obligation to fund Loans hereunder, then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, (i) require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 9.04), all its interests, rights and obligations under this Agreement to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that (x) the Borrower shall have received the prior written consent of the Administrative Agent, which consent shall not unreasonably be withheld, (y) such assigning Lender shall have received payment of an amount equal to the outstanding principal of its Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder, from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts) and (z) in the case of any such assignment resulting from a claim for compensation under Section 2.11 or payments required to be made pursuant to Section 2.17, such assignment will result in a reduction in such compensation or payments or
(ii) terminate the Commitment of such Lender upon notice given to such Lender within forty-five (45) days of receipt of the notice given by the Lender; provided that such notice shall be accompanied by prepayment in full of all Loans from such Lender, including accrued interest thereon and any breakage costs, accrued fees and all other amounts payable to such Lender, without extension, conversion or continuation. A Lender shall not be required to make any such assignment and delegation under clause (i) above or terminate its Commitment under clause (ii) above if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation or termination of Commitment cease to apply.

                                 ARTICLE III

                        REPRESENTATIONS AND WARRANTIES

          The Borrower represents and warrants to each of the Lenders that (it being understood and agreed that the representations and warranties made by the Borrower on the Closing Date, including, without limitation, for purposes of Sections 4.01(b) and 4.02(d), shall not cover the Company or any of its Subsidiaries, except to the extent the Company or any of its Subsidiaries are expressly referred to in the representations and warranties set forth in this
Article III):

          Section 3.01 Organization; Powers. The Borrower and each of its Restricted Subsidiaries (a) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization,
(b) has all requisite power and authority to own its property and assets and to carry on its business as now conducted and as proposed to be conducted, (c) is qualified to do business in every jurisdiction where such qualification is required, except where the failure so to qualify would not result in a Material Adverse Effect, and (d) in the case of the Borrower, has the corporate power and authority to execute, deliver and perform its obligations under each of the Loan Documents and each other agreement or instrument contemplated thereby to which it is or will be a party and to borrow hereunder.

          Section 3.02 Authorization. The execution, delivery and performance by the Borrower of each of the Loan Documents and the borrowings hereunder, and the consummation of the Tender Offer, the Acquisition and the Merger and the other transactions contemplated hereby and thereby (collectively, the "Transactions") (a) have been duly authorized by all requisite corporate and, if required, stockholder action and
(b) (i) will not violate (A) any provision of law, statute, rule or regulation, (B) the certificate or articles of incorporation or other constitutive documents or by-laws of the Borrower or any of its Restricted Subsidiaries, (C) any order of any Governmental Authority or (D) any provision of any indenture, agreement or other instrument to which the Borrower or any of its Restricted Subsidiaries is a party or by which any of them or any of their property is or may be bound, (ii) will not be in conflict with, result in a breach of or constitute (alone or with notice or lapse of time or both) a default under any such indenture, agreement or other instrument or (iii) will not result in the creation or imposition of any Lien upon or with respect to any property or assets now owned or hereafter acquired by the Borrower or any of its Restricted Subsidiaries except, in each case other than (i)(B), as could not reasonably be expected to have a Material Adverse Effect.

          Section 3.03 Enforceability. This Agreement has been duly executed and delivered by the Borrower and constitutes, and each other Loan Document when executed and delivered by the Borrower will constitute, a legal, valid and binding obligation of the Borrower enforceable against the Borrower in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

          Section 3.04 Consents and Approvals. No action, consent or approval of, registration or filing with, or any other action by any Governmental Authority or any other third party is or will be required in connection with the Transactions, except as have been made or obtained (without the imposition of any conditions that are not acceptable to the Lenders) and are in full force and effect (other than any action, consent, approval, registration or filing the absence of which could not reasonably be expected, either individually or in the aggregate with any such other consents, approvals, registrations or filings, to result in a Material Adverse Effect). All applicable waiting periods in connection with the Transactions have expired without any action having been taken by any competent authority, and no law or regulation shall be applicable, restraining, preventing or imposing materially adverse conditions upon the Transactions or the rights of the Borrower, the Company and their respective subsidiaries freely to transfer or otherwise dispose of, or to create any Lien on, any properties now owned or hereafter acquired by any of them except, in each case, as could not reasonably be expected to have a Material Adverse Effect.

          Section 3.05 Financial Statements. (a) The Borrower has heretofore furnished to the Lenders (i) its consolidated balance sheets and statements of earnings and statements of cash flows, together with the notes thereto, as of and for the fiscal year ended December 31, 2000, audited by and accompanied by the opinion of Arthur Andersen LLP, independent public accountants, and (ii) its unaudited consolidated balance sheets and statements of earnings and statements of cash flows, together with the notes thereto, as of and for the nine month period ended September 30, 2001.

          (b) The Borrower has heretofore furnished to the Lenders the consolidated pro forma balance sheet of the Borrower as of the Closing Date, certified by the chief financial officer of the Borrower, giving effect to the Transactions and such pro forma balance sheet fairly presents the consolidated pro forma financial condition of the Borrower and its Subsidiaries as at such date, giving effect to the Transactions.

          (c) WRECO has heretofore furnished to the Lenders (i) its consolidated balance sheets and statements of earnings and statements of cash flows, together with the notes thereto, as of and for the fiscal year ended December 31, 2000, audited by and accompanied by the opinion of Arthur Andersen LLP, independent public accountants, and (ii) its unaudited consolidated balance sheets and statements of earnings and statements of cash flows, together with the notes thereto, as of and for the nine month period ended September 30, 2001.

          (d) Such financial statements referred to in Section 3.05 (a) and
(c) present fairly in all material respects the financial position and results of operations of the Borrower, WRECO and their respective consolidated subsidiaries as of such dates and for such periods. Such balance sheets and the notes thereto disclose all material liabilities, direct or contingent, of the Borrower, WRECO and their respective consolidated subsidiaries as of the dates thereof. Such financial statements were prepared in accordance with GAAP applied on a consistent basis.

          Section 3.06 No Material Adverse Change. Other than changes in operating results arising in the ordinary course of business and except as otherwise disclosed publicly or to the Lenders prior to the date hereof, there has been no material adverse change in the business, financial condition, operations or properties of the Borrower and its subsidiaries, taken as a whole, since September 30, 2001.

          Section 3.07 Title to Properties; Possession Under Leases. (a) Each of the Borrower and its Restricted Subsidiaries has good and marketable title to, or valid leasehold interests in, all of its material properties and assets, except for defects in title that do not interfere with its ability to conduct its business as currently conducted or to utilize such properties and assets for their intended purposes.

          (b) Each of the Borrower and its Restricted Subsidiaries (i) has complied with all obligations under all leases to which it is a party, and
(ii) enjoys peaceful and undisturbed possession under all such leases, except where such non-compliance or lack of peaceful and undisturbed possession would not result in a Material Adverse Effect. All leases to which the Borrower and its Restricted Subsidiaries is a party are in full force and effect, except where such lack of force and effect would not result in a Material Adverse Effect.

          Section 3.08 Subsidiaries. Schedule 3.08 Part I for the Borrower,
Schedule 3.08 Part II for WRECO and Schedule 3.08 Part III for the Company (i) set forth as of the Closing Date a list of all subsidiaries of the Borrower, WRECO and the Company and the percentage ownership interest of the Borrower, WRECO or the Company therein, as applicable, and (ii) for the Borrower and WRECO, designate those Subsidiaries which are Unrestricted Subsidiaries; provided, that Schedule 3.08 Part III shall have been prepared by the Borrower in reliance on information provided by the Company in the Disclosure Letter.

          Section 3.09 Litigation; Compliance with Laws. (a) Except as otherwise disclosed publicly prior to December 13, 2001, there are no actions, suits, investigations, litigations or proceedings pending or, to the knowledge of the Borrower, threatened against or affecting the Borrower or any of its Restricted Subsidiaries in any court or before any arbitrator or Governmental Authority that could reasonably be expected to have a Material Adverse Effect.

          (b) Except as disclosed in the Borrower's Report on Form 10-Q for the fiscal quarter ended September 30, 2001, neither the Borrower nor any of its Restricted Subsidiaries is in violation of any law, rule or regulation, or in default with respect to any judgment, writ, injunction or decree of any Governmental Authority, where such violation or default could reasonably be expected to result in a Material Adverse Effect.

          (c) Based on the information provided by the Company in the Disclosure Letter and except as disclosed in the Company's Report on Form 10-K for the fiscal year ended December 31, 2000, or in the Disclosure Letter, there are no actions, suits, investigations, litigations or proceedings pending or threatened against or affecting the Company or any of its Restricted Subsidiaries in any court or before any arbitrator or Governmental Authority that could reasonably be expected to be have a Material Adverse Effect.

          (d) Based on the information provided by the Company in the Disclosure Letter and except as disclosed in the Company's Report on Form 10-K for the fiscal year ended December 31, 2000, or in the Disclosure Letter, neither the Company nor any of its subsidiaries is in violation of any law, rule or regulation, or in default with respect to any judgment, writ, injunction or decree of any Governmental Authority, where such violation or default could reasonably be expected to result in a Material Adverse Effect.

          Section 3.10 Agreements. (a) Neither the Borrower nor any of its Restricted Subsidiaries is a party to any agreement or instrument or subject to any corporate restriction that has resulted in a Material Adverse Effect.

          (b) Neither the Borrower nor any of its Restricted Subsidiaries is in default in any manner under any material agreement or instrument (except for any indenture or other agreement or instrument evidencing Indebtedness) to which it is a party or by which it or any of its properties or assets are or may be bound, where such default could reasonably be expected to result in a Material Adverse Effect.

          Section 3.11 Federal Reserve Regulations. (a) Neither the Borrower nor any of its Restricted Subsidiaries is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying Margin Stock.

          (b) No part of the proceeds of any Loan will be used, whether directly or indirectly, whether immediately, incidentally or ultimately, for any purpose which entails a violation of, or which is inconsistent with, the provisions of the Regulations of the Board, including Regulation T, U or X.

          Section 3.12 Investment Company Act; Public Utility Holding Company Act. Neither the Borrower nor any of its Restricted Subsidiaries is (a) an "investment company" as defined in, or subject to regulation under, the Investment Company Act of 1940 or (b) a "holding company" as defined in, or subject to regulation under, the Public Utility Holding Company Act of 1935.

          Section 3.13 Tax Returns. Each of the Borrower and its Subsidiaries has filed or caused to be filed all material Federal, state and local tax returns required to have been filed by it and has paid or caused to be paid all material taxes shown to be due and payable on such returns or on any assessments received by it, except taxes that are being contested in good faith by appropriate proceedings and for which such Borrower or Subsidiary, as the case may be, shall have set aside on its books appropriate reserves.

          Section 3.14 No Material Misstatements. Neither the Confidential Information Memorandum, nor any information, report, financial statement, exhibit or schedule furnished by or on behalf of the Borrower to the Administrative Agent or any Lender in connection with the negotiation of any Loan Document or included therein or delivered pursuant thereto, when taken together with the reports and other filings with the SEC, contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

          Section 3.15 Compliance with ERISA. Except as would not have a Material Adverse Effect, subject to the following sentences of this Section 3.15, each Plan subject to ERISA or the Code, as applicable, is in compliance with ERISA and the Code; no Reportable Event has occurred with respect to a Plan, no Plan is insolvent or in reorganization; no Plan has an Unfunded Current Liability in excess of $40,000,000, and all Plans collectively do not have Unfunded Current Liabilities in excess of $91,000,000 in the aggregate, and no Plan subject to ERISA or the Code, as applicable, has an accumulated or waived funding deficiency, has permitted decreases in its funding standard account or has applied for an extension of any amortization period within the meaning of Section 412 of the Code; neither the Borrower nor any ERISA Affiliate has incurred any liability to or on account of a Plan pursuant to
Section 409, 502(i), 502(l), 515, 4062, 4063, 4064, 4069, 4201 or 4204 of
ERISA or Section 4975 of the Code or expects to incur any material liability under any of the foregoing Sections with respect to any such Plan; no condition exists which presents a risk to the Borrower or any ERISA Affiliate of incurring a liability to or on account of a Plan pursuant to the foregoing provisions of ERISA and the Code; no proceedings have been instituted to terminate any Plan; no lien imposed under the Code or ERISA on the assets of the Borrower or any ERISA Affiliate exists or is likely to arise on account of any Plan; the Borrower and its Subsidiaries do not maintain or contribute to any "welfare plan" (within the meaning of Section 3(1) of ERISA) which provides life insurance or health benefits to retirees (other than as required by Section 601 of ERISA) the obligations with respect to which could reasonably be expected to have a Material Adverse Effect.

          Section 3.16 Environmental Matters. (a) Except as disclosed in the Borrower's Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the SEC, (a) neither the Borrower nor any of its Subsidiaries has failed to comply with any Federal, state, local and other statutes, ordinances, orders, judgments, rulings and regulations relating to environmental pollution or to environmental regulation or control, where any such failure to comply, alone or together with any other such noncompliance, could result in a Material Adverse Effect; (b) neither the Borrower nor any of its Subsidiaries has received notice of any failure so to comply which alone or together with any other such failure could result in a Material Adverse Effect; and (c) the Borrower's and its Subsidiaries' plants have not managed any hazardous wastes, hazardous substances, hazardous materials, toxic substances or toxic pollutants, as those terms are used in the Resource Conservation and Recovery Act, the Comprehensive

Environmental Response Compensation and Liability Act, the Hazardous Materials Transportation Act, the Toxic Substance Control Act, the Clean Air Act, the Clean Water Act or any other Environmental Law, in violation of any regulations promulgated pursuant thereto or in any other applicable law where such violation could reasonably result, individually or together with other violations, in a Material Adverse Effect.

          (b) Except as disclosed in the Company's Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission, (a) neither the Company nor any of its subsidiaries has failed to comply with any Federal, state, local and other statutes, ordinances, orders, judgments, rulings and regulations relating to environmental pollution or to environmental regulation or control, where any such failure to comply, alone or together with any other such noncompliance, could result in a Material Adverse Effect; (b) neither the Company nor any of its subsidiaries has received notice of any failure so to comply which alone or together with any other such failure could result in a Material Adverse Effect; and (c) the Company's and its subsidiaries' plants have not managed any hazardous wastes, hazardous substances, hazardous materials, toxic substances or toxic pollutants, as those terms are used in the Resource Conservation and Recovery Act, the Comprehensive Environmental Response Compensation and Liability Act, the Hazardous Materials Transportation Act, the Toxic Substance Control Act, the Clean Air Act, the Clean Water Act or any other Environmental Law, in violation of any regulations promulgated pursuant thereto or in any other applicable law where such violation could reasonably be expected to result, individually or together with other violations, in a Material Adverse Effect.

          Section 3.17 Maintenance of Insurance. The Borrower and each of its Restricted Subsidiaries maintains insurance (which may be self insurance) for all of its insurable properties: (a) by financially sound and reputable insurers to the extent of insurance obtained from third party insurers; (b) to such extent and against such risks, including fire and other risks insured against by extended coverage, as is customary with companies in the same or similar businesses, including public liability insurance against claims for personal injury or death or property damage occurring upon, in, about or in connection with the use of any properties owned, occupied or controlled by the Borrower or such Restricted Subsidiaries; and (c) as may be required by law.

          Section 3.18 Existing Senior Credit Facilities. Schedule 3.18 sets forth, as of the Closing Date, a complete and accurate list of the Existing Senior Credit Facilities of the Borrower, the Company and their respective subsidiaries (other than the Surviving Senior Credit Facilities), showing as of the Closing Date the obligor and the principal amount outstanding thereunder.

          Section 3.19 Surviving Senior Credit Facilities. Schedule 3.19 sets forth, as of the Closing Date, a complete and accurate list of the Surviving Senior Credit Facilities of the Borrower, the Company and their respective subsidiaries, showing as of the Closing Date the obligor and the principal amount outstanding thereunder.

          Section 3.20 Non-Material Loans. Except as disclosed on Schedule 3.19, there shall not be more than $50,000,000 of Non-Material Loans of the Borrower and its Restricted

Subsidiaries and the Company and its Subsidiaries in the aggregate outstanding as of the Closing Date.

                                  ARTICLE IV

                             CONDITIONS OF LENDING


          The obligations of the Lenders to make Loans hereunder are subject to the satisfaction of the following conditions:

          Section 4.01 All Borrowings. On the date of each Borrowing:

               (a) Notice. The Administrative Agent shall have received from the Borrower a notice of such Borrowing as required by Section 2.02.

               (b) Representations. The representations and warranties of the Borrower set forth in Sections 3.01, 3.02, 3.03, 3.04, 3.07, 3.10(b), 3.11 and 3.12 shall be true and correct in all material respects on and as of such date with the same effect as though made on and as of such date at the time of and immediately after such Borrowing.

               (c) Compliance, etc. The Borrower shall be in compliance with all the terms and provisions set forth herein and in each other Loan Document on their part to be observed or performed, and, as applicable, at the time of and immediately after such Borrowing, no Event of Default or Default shall have occurred and be continuing (it being understood and agreed that, for the purposes of determining the satisfaction of the conditions set forth in this
          Section 4.01(c) and Section 4.02(d) on the Closing Date, the affirmative and negative covenants and the Events of Default set forth in this Agreement shall not cover the Company or any of its Subsidiaries).

          Each Borrowing shall be deemed to constitute a representation and warranty by the Borrower on the date of such Borrowing as to the matters specified in paragraphs (b) and (c) of this Section 4.01.

          Section 4.02 Closing Date. On the date of the initial Borrowing:

               (a) Opinions. The Administrative Agent shall have received a favorable written opinion of (i) Cravath, Swaine & Moore, special counsel for the Borrower, dated the Closing Date and addressed to the Lenders, in form and substance reasonably satisfactory to the Administrative Agent and (ii) Lorrie Scott, Esq., Senior Legal Counsel to the Borrower, as counsel for the Borrower, dated the Closing Date and addressed to the Lenders, in form and substance reasonably satisfactory to the Administrative Agent.

               (b) Legal Matters. All legal matters (including any documentation) related to this Agreement and the Transactions shall be satisfactory to the Lenders and to Shearman & Sterling, special counsel for the Administrative Agent. In addition, the Acquisition and the Tender Offer shall have been consummated or shall be consummated on or before the Closing Date in accordance in all material respects with the terms and conditions of the Tender Offer Statement, without any waiver or amendment not consented to by the Lenders of any material term, condition or provision set forth therein, and in compliance in all material respects with all applicable laws, and the Borrower shall have acquired sufficient shares of capital stock of the Company, to enable the Purchaser, voting without any other shareholder of the Company, to approve the Merger.

               (c) Articles, etc. The Administrative Agent shall have received
          (i) a copy of the certificate or articles of incorporation, including all amendments thereto, of the Borrower, certified as of a recent date by the Secretary of State of its State of incorporation, and a certificate as to the good standing of the Borrower, as of a recent date, from such Secretary of State; (ii) a certificate from the Borrower of its Secretary or Assistant Secretary dated the Closing Date and certifying (A) that attached thereto is a true and complete copy of the by-laws of the Borrower as in effect on the Closing Date and at all times since a date prior to the date of the resolutions described in clause (B) below, (B) that attached thereto is a true and complete copy of resolutions duly adopted by the Board of Directors of the Borrower authorizing the execution, delivery and performance of the Borrower of any and all documents and agreements to be entered into with respect to the Transactions, including without limitation, the Loan Documents and the borrowings to be made thereunder, and that such resolutions have not been modified, rescinded or amended and are in full force and effect, (C) that the certificate or articles of incorporation of the Borrower have not been amended since the date of the last amendment thereto shown on the certificate of good standing furnished pursuant to clause (i) above, and (D) as to the incumbency and specimen signature of each officer executing any Loan Document or any other document or agreement delivered in connection with the Transactions on behalf of the Borrower; (iii) certification of another officer as to the incumbency and specimen signature of the Secretary or Assistant Secretary executing the certificate pursuant to (ii) above; and (iv) such other documents as the Lenders or Shearman & Sterling, special counsel for the Administrative Agent, may reasonably request.

               (d) Officers' Certificates. The Administrative Agent shall have received a certificate from the Borrower, dated the Closing Date and signed by a Financial Officer of the Borrower, confirming (i) compliance with the condition precedent set forth in paragraph (c) of Section 4.01, and (ii) that the representations and warranties of the Borrower set forth herein are true and correct in all material respects on and as of the Closing Date (except for representations and warranties expressly stated to relate to a specific earlier date, in which case such representations and warranties are true and correct in all material respects as of such earlier date), immediately prior to, and after giving effect to, the initial Borrowing hereunder.

               (e) Fees. The Administrative Agent and the Lenders shall have received all Fees and other amounts due and payable on or prior to the Closing Date.

               (f) Loan Documents. The Administrative Agent shall have received a fully executed counterpart of this Agreement, and an executed copy of each Loan Document (other than this Agreement).

               (g) Termination of Existing Senior Credit Facilities. On the Closing Date the Administrative Agent shall have received written evidence reasonably satisfactory to it that either (i) all Existing Senior Credit Facilities, other than the Surviving Senior Credit Facilities, have been prepaid, redeemed or defeased in full or otherwise satisfied and extinguished or (ii) arrangements reasonably satisfactory to the Administrative Agent and the Lenders for such prepayment, redemption, defeasance, satisfaction or extinguishment have been made; and all Surviving Senior Credit Facilities shall be on terms and conditions reasonably satisfactory to the Administrative Agent and the Lenders.

               (h) Documentation. The Administrative Agent and the Lenders shall be reasonably satisfied with the final terms and conditions (including any modifications made thereto from time to time) of the Tender Offer, including, without limitation, the price per share and number of shares to be acquired (unless it consists of at least sufficient shares of the Company's outstanding common stock (including the related preferred stock purchase rights) to enable the Purchaser, voting without any other shareholder of the Company to consummate a Merger of the Purchaser, the Borrower or one of its wholly owned subsidiaries, with the Company), and with the proposed terms and conditions (including any modifications made thereto from time to time) of the Merger, if any; the Administrative Agent and the Lenders shall be reasonably satisfied with all legal and tax aspects of the Tender Offer and the Merger, if any; and all documentation relating to the Tender Offer and the Merger, if any, including, without limitation, the offer to purchase the Company's outstanding common stock (including the related preferred stock purchase rights), the Merger Agreement, if any, and the Disclosure Letter, shall be in form and substance reasonably satisfactory to the Administrative Agent and the Lenders.

               (i) Rating. The Rating of the Borrower's Senior Unsecured Long-Term Debt, shall be at least Baa3 by Moody's and at least BBB-by S&P and, if the Borrower is rated in the above referenced lowest categories by both Moody's and S&P, shall not have been placed on credit watch by either Moody's or S&P with negative implications, as of the Closing Date.

               (j) Regulation U. The Administrative Agent shall have received the Federal Reserve Forms U-1 provided for in Regulation U, the statements made in which shall be such as to permit the Transactions contemplated hereby in accordance with Regulation U.

               (k) No Material Adverse Change. Other than changes in operating results arising in the ordinary course of business and except as otherwise disclosed publicly or to the Lenders prior to the date hereof, there has been no material adverse change in the business, financial condition, operations or properties of the Company and its subsidiaries, taken as a whole since September 30, 2001.

                                  ARTICLE V

                             AFFIRMATIVE COVENANTS

          The Borrower covenants and agrees with each Lender and the Administrative Agent that, so long as this Agreement shall remain in effect or the principal of or interest on any Loan, any Fees or any other expenses or amounts payable under any Loan Document shall be unpaid, unless the Required Lenders (or, where indicated, the Lenders) shall otherwise consent in writing, the Borrower will, and will cause each of its Restricted Subsidiaries and WRECO and each of the Restricted Subsidiaries of WRECO (except in the case of Sections 5.03 (which applies to the Borrower), 5.06 (which applies to the Borrower, WRECO and their respective ERISA Affiliates) and 5.09 (which applies to the Borrower, WRECO and all of their respective Subsidiaries)) to:

          Section 5.01 Existence; Businesses and Properties. (a) Do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence, except as otherwise expressly permitted under
Section 6.01(c) (with respect to the Borrower) and Section 6.02(d) (with respect to WRECO) and, with respect to Restricted Subsidiaries, where the failure to do so could not reasonably be expected to have a Material Adverse Effect, provided, however, that the Borrower may liquidate or dissolve any of its Subsidiaries to the extent the assets of such Subsidiary are transferred to the Borrower or any of its Restricted Subsidiaries.

          (b) Except in each case where the failure to do so could not reasonably be expected to result in a Material Adverse Effect, (i) do or cause to be done all things necessary to obtain, preserve, renew, extend and keep in full force and effect the rights, licenses, permits, franchises, authorizations, patents, copyrights, trademarks and trade names necessary in the conduct of its business; (ii) maintain and operate such business in substantially the manner in which it is presently conducted and operated;
(iii) comply with all applicable laws, rules, regulations and orders of any Governmental Authority, whether now in effect or hereafter enacted; and (iv) at all times maintain and preserve all property necessary in the conduct of such business and keep such property in good repair, working order and condition and from time to time make, or cause to be made, all necessary and proper repairs, renewals, additions, improvements and replacements thereto necessary in order that the business carried on in connection therewith may be properly conducted at all times.

          (c) Maintain compliance with each of its loans, contracts, leases and other obligations (other than Indebtedness) except such as are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established, and except for such noncompliance as could not reasonably be expected to have, in any case or in the aggregate, a Material Adverse Effect.

          Section 5.02 Insurance. (a) Keep such of its insurable properties as are insured with third-party insurers insured at all times by financially sound and reputable insurers; and (b) maintain (i) insurance (which may include self insurance), to such extent and against such risks, including fire and other risks insured against by extended coverage, as is customary with companies in the same or similar businesses, including public liability insurance against claims for personal injury or death or property damage occurring upon, in, about or in connection with the use of any properties owned, occupied or controlled by it; and (ii) such insurance as may be required by law.

          Section 5.03 Obligations and Taxes. Pay its obligations (other than Indebtedness) promptly and in accordance with their terms and pay and discharge promptly when due all taxes, assessments and governmental charges or levies imposed upon it or upon its income or profits or in respect of its property, before the same shall become delinquent or in default, as well as all lawful claims for labor, materials and supplies or otherwise which, if unpaid, might give rise to a Lien upon such properties or any part thereof; provided, however, that such payment and discharge shall not be required (i) with respect to any such tax, assessment, charge, levy or claim so long as the validity or amount thereof shall be contested in good faith by appropriate proceedings and the Borrower, WRECO or such Subsidiary shall have set aside on its books appropriate reserves with respect thereto or (ii) if the failure to make such payments or to discharge such Liens is not, in any case or in the aggregate, reasonably likely to have a Material Adverse Effect.

          Section 5.04 Financial Statements, Reports, Etc. In the case of the Borrower or WRECO, furnish to the Administrative Agent (which shall promptly furnish to each Lender):

               (a) within 95 days after the end of each fiscal year, its consolidated balance sheets and related statements of earnings and statements of cash flows, together with the notes thereto, showing the financial position of the Borrower, WRECO and their respective consolidated Subsidiaries as of the close of such fiscal year and the results of their operations and the operations of such subsidiaries during such year, all audited by Arthur Andersen LLP or other independent public accountants of recognized national standing acceptable to the Required Lenders and accompanied by an opinion of such accountants (which shall not be qualified in any material respect) to the effect that such consolidated financial statements fairly present the financial position and results of operations of the Borrower, WRECO and their respective consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, except as therein noted;

               (b) within 50 days after the end of each of the first three fiscal quarters of each fiscal year, its consolidated balance sheets and related statements of earnings and, with respect to the Borrower, statements of cash flows, showing the financial position of the Borrower and its consolidated Subsidiaries as of the close of such fiscal quarter and the results of its operations and the operations of such consolidated Subsidiaries during such fiscal quarter and the then elapsed portion of the fiscal year, all certified (in the form of Exhibits D-1 and D-2, with respect to the Borrower and WRECO, respectively) by one of its Financial Officers as fairly presenting the financial position and results of operations of the Borrower, WRECO and their respective consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, except as therein noted, subject to appropriate year-end audit adjustments;

               (c) concurrently with any delivery of financial statements under (a) or (b) above, a certificate (in the form of Exhibits D-3 and D-4, with respect to the Borrower and WRECO, respectively) of the accounting firm or Financial Officer of the Borrower or WRECO opining on or certifying such statements (which certificate, when furnished by an accounting firm, may be limited to accounting matters and disclaim responsibility for legal interpretations) (i) certifying that no Event of Default or Default has occurred or, if such an Event of Default or Default has occurred, specifying the nature and extent thereof and any corrective action taken or proposed to be taken with respect thereto, (ii) in the case of the Borrower, setting forth computations in reasonable detail satisfactory to the Administrative Agent demonstrating compliance with the covenants contained in Sections 6.01(d) and 6.01(e) and (iii) including a reconciliation setting forth adjustments made to such financial statements in order to make the calculations set forth in clause (ii) above;

          (d) promptly after the same become publicly available, copies of all periodic and other reports, proxy statements and other materials filed by it or any of its Subsidiaries with the SEC, or with any national securities exchange, or distributed to its shareholders, as the case may be;

          (e) as soon as practicable, copies of such further financial statements and reports as the Borrower or WRECO shall send to banks with which it has lines of credit, and all such financial statements and reports as the Borrower or WRECO shall send to its shareholders (unless all of the outstanding shares of capital stock of the Borrower or WRECO are held by one Person);

          (f) promptly, from time to time, such other information regarding the operations, business affairs and financial condition of the Borrower or WRECO or any of their respective Subsidiaries, or compliance with the terms of any Loan Document, as the Administrative Agent or any Lender may reasonably request (it being understood that the Borrower shall not be required to provide any information or documents which are subject to confidentiality provisions the nature of which prohibit such disclosure);

          (g) promptly, and in any event within 2 days, upon becoming aware thereof, notice of any proposed or actual down-grade, suspension or withdrawal of the rating provided by S&P or Moody's to the Borrower in respect of its Senior Unsecured Long-Term Debt; and

          (h) information required to be delivered pursuant to paragraphs (a),
          (b), (d) and (e) shall be deemed to have been delivered on the date on which the Borrower provides notice to the Administrative Agent that such information has been posted on the Borrower's website on the internet at the website address listed on the signature pages thereof, at www.sec.gov or at another website identified in such notice and accessible by the Lenders without charge; provided that the Borrower shall deliver paper copies of the reports and financial statements referred to in paragraphs (a), (b), (d) and (e) of this
          Section 5.04 to the Administrative Agent or any Lender who requests the Borrower to deliver such paper copies until written notice to cease delivering paper copies is given by such Administrative Agent or Lender to the Borrower.

          Section 5.05 Litigation and Other Notices. Furnish to the Administrative Agent (which shall promptly furnish to each Lender) prompt written notice of the following:

               (a) any Event of Default or Default, specifying the nature and extent thereof and the corrective action (if any) proposed to be taken with respect thereto;

               (b) the filing or commencement of, or any threat or notice of intention of any person to file or commence, any action, suit or proceeding, whether at law or in equity or by or before any Governmental Authority, against the Borrower, WRECO or any of their respective Affiliates which, if adversely determined, could reasonably be expected to result in a Material Adverse Effect;

               (c) any development that has resulted in a Material Adverse Effect; and

               (d) the issuance by any Governmental Authority of any injunction, order, decision or other restraint prohibiting, or having the effect of prohibiting, the making of the Loans or the initiation of any litigation or similar proceeding seeking any such injunction, order or other restraint;

provided, that in each case the Borrower shall not be required to provide separate notice of any event disclosed in any report promptly filed with the SEC.

          Section 5.06 ERISA. As soon as possible and, in any event, within 10 Business Days after the Borrower knows of the occurrence of any of the following events which individually or in the aggregate could reasonably be expected to have a Material Adverse Effect, the Borrower will deliver to the Administrative Agent a certificate of the Financial Officer of the Borrower setting forth details as to such occurrence and such action, if any, which the Borrower or an ERISA Affiliate is required or proposes to take, together with any notices required or proposed to be given to or filed with or by the Borrower or such ERISA Affiliate, the PBGC, a Plan participant or the Plan administrator with respect thereto: (a) that a Reportable Event has occurred,
(b) that an accumulated funding deficiency has been incurred or an application has been made to the Secretary of the Treasury for a waiver or modification of the minimum funding standard (including any required installment payments) or an extension of any amortization period under Section 412 of the Code with respect to a Plan, (c) that a Plan has been or is in the process of being terminated, reorganized, partitioned or declared insolvent under Title IV of ERISA, (d) that a Plan has an Unfunded Current Liability, (e) that proceedings have been instituted to terminate a Plan, (f) that a proceeding has been instituted pursuant to Section 515 of ERISA to collect a delinquent contribution to a Plan, or (g) that the Borrower or any ERISA Affiliate will or is reasonably likely to incur any liability (including any contingent or secondary liability) to or on account of the termination of or withdrawal from a Plan under Section 4062, 4063, 4064, 4069, 4201 or 4204 of ERISA or with respect to a Plan under Section 4975 of the Code or Section 409, 502(i) or 502(l) of ERISA. The Borrower will, upon written request, deliver to the Administrative Agent a complete copy of the annual report (Form 5500) of each Plan required to be filed with the Internal Revenue Service. In addition to any certificates or notices delivered to the Administrative Agent pursuant to the first sentence hereof, copies of annual reports and any other notices received by the Borrower or any ERISA Affiliate required to be delivered to the Administrative Agent hereunder shall be delivered to the Administrative Agent no later than 10 Business Days after the later of the date such report or notice has been filed with the Internal Revenue Service or the PBGC, given to Plan participants, received by the Borrower or such ERISA Affiliate or requested in writing by the Administrative Agent.

          Section 5.07 Maintaining Records; Access to Properties and Inspections. Maintain appropriate, accurate and complete financial records and permit any representatives designated by the Administrative Agent to visit and inspect the financial records and the properties of the Borrower, WRECO or any of their Restricted Subsidiaries at reasonable times, with reasonable prior notice given to the Borrower, as often as requested and until a Default has occurred at the expense of the Administrative Agent, and to make extracts from and copies of such financial records, and permit any representatives designated by any Lender or the Administrative Agent to discuss the affairs, finances and condition of the Borrower, WRECO or any such Restricted Subsidiary with the officers thereof and independent accountants (so long as a representative of the Borrower is present, or the Borrower has consented to the absence of such a representative) therefor (in each case subject to the Borrower's obligations under applicable confidentiality provisions).

          Section 5.08 Use of Proceeds. Use the proceeds of the Loans only for the purposes set forth in the recitals to this Agreement.

          Section 5.09 Environmental Matters. (a) (i) Comply in all material respects with all Environmental Laws applicable to the ownership or use of any real property owned or leased by the Borrower, WRECO or any of their respective Subsidiaries, except where such noncompliance is not, in any case or in the aggregate, reasonably likely to have a Material Adverse Effect, (ii) include in all material contracts with tenants and other persons occupying such real property provisions to ensure such tenants' compliance in all material respects with all such Environmental Laws, and diligently enforce and prosecute its rights with respect to such provisions, (iii) pay or cause to be paid in the case of sole liability, or, in the case of joint liability, to seek contribution or compensation in respect of, all costs and expenses incurred in connection with such compliance, except in respect to costs and expenses that are being contested in good faith and for which the Borrower, WRECO or such Subsidiary, as the case may be, shall have set aside on its books appropriate reserves, and except where failures to make such payments are not, in any case or in the aggregate, reasonably likely to have a Material Adverse Effect, and (iv) use its best efforts to keep or cause to be kept all such real property free and clear of any liens imposed pursuant to any Environmental Laws, except in respect to liens that are being contested in good faith, and except in respect to liens the existence of which is not, in any case or in the aggregate, reasonably likely to have a Material Adverse Effect.

          (b) None of the Borrowers, WRECO or any of their respective Subsidiaries will generate, use, treat, store, Release, or permit the generation, use, treatment, storage or Release of Hazardous Materials on any real property owned or leased by the Borrower, WRECO or any of their respective Subsidiaries, or transport or permit the transportation of Hazardous Materials to or from any such real property, except for quantities generated, used, treated, stored, or Released on, or transported to or from, such real property in the ordinary course of business in material compliance with all applicable Environmental Laws and, except for such generation, use, treatment or storage on, or transportation to or from, any such real property of Hazardous Materials as is not, in any case or in the aggregate, reasonably likely to have a Material Adverse Effect.

          (c) If the Administrative Agent receives any notice from the Borrower or WRECO pursuant to subsection (d) of this Section 5.09 or if the Administrative Agent otherwise acquires knowledge of any Environmental Claim which in the sole determination of the Required Lenders would have a Material Adverse Effect with respect to the Borrower or WRECO, then upon the written request of the Required Lenders, the Borrower or WRECO, as applicable, will provide, at its sole cost and expense, an environmental site assessment report concerning any real property owned or leased by the Borrower, WRECO or an affected Subsidiary prepared by an environmental consulting firm approved by the Required Lenders, indicating the presence or absence of Hazardous Materials and the potential costs of any removal or remedial action in connection with any Hazardous Materials on any real property owned or leased by the Borrower, WRECO or any of their respective Subsidiaries.

          (d) The Borrower or WRECO, as applicable, will immediately advise the Administrative Agent in writing of any of the following:

               (i) Any pending or threatened Environmental Claim against the Borrower, WRECO or any of their respective Subsidiaries or any real property owned or leased by the Borrower, WRECO or any of their respective Subsidiaries which if determined adversely to the Borrower, WRECO or any of their respective Subsidiaries would be reasonably likely to have a Material Adverse Effect;

               (ii) Any condition or occurrence on any real property owned or leased by the Borrower, WRECO or any of their respective Subsidiaries that (A) results in noncompliance by the Borrower, WRECO or any of their respective Subsidiaries with any applicable Environmental Law which noncompliance is reasonably likely to have a Material Adverse Effect, or (B) could reasonably be anticipated to form the basis of an Environmental Claim against the Borrower, WRECO or any of their respective Subsidiaries or any real property owned or leased by the Borrower, WRECO or any of their respective Subsidiaries and which if determined adversely to the Borrower, WRECO or any of their respective Subsidiaries would be reasonably likely to have a Material Adverse Effect;

               (iii) Any condition or occurrence on any real property owned or leased by the Borrower, WRECO or any of their respective Subsidiaries or, to the actual knowledge of the Borrower, WRECO or any of their respective Subsidiaries, any property adjoining or in the vicinity thereof that could reasonably be anticipated to cause such real property to be subject to any restrictions on the ownership, occupancy, use, or transferability thereof under any Environmental Law which restrictions, in any case or in the aggregate, are reasonably likely to have a Material Adverse Effect; and

               (iv) The taking of any removal or remedial action in response to the actual or alleged presence of any Hazardous Materials on any real property owned or leased by the Borrower, WRECO or any of their respective Subsidiaries the taking of which, in any case or in the aggregate, is reasonably likely to have a Material Adverse Effect.

All such notices shall describe in reasonable detail the nature of the claim, investigation, condition, occurrence, or removal or remedial action and the action which the Borrower, WRECO or any of their respective Subsidiaries proposes to take in response thereto.

          Section 5.10 Performance of Transaction Agreements. Perform and observe all of the material terms and provisions of the agreements to be performed or observed by it with respect to the Transactions.

          Section 5.11 OCBM Agreement. With respect to the Borrower, perform, observe and comply with each of its covenants and agreements in the OCBM Agreement, and do or cause to be done all things necessary to keep the OCBM Agreement in full force and effect.

          Section 5.12 Further Assurances. Promptly cause to be taken, executed, acknowledged or delivered, at the sole expense of the Borrower or WRECO, as applicable, all such further acts, documents and assurances as the Required Lenders may from time to time reasonably request in order for the Borrower or WRECO to carry out its obligations hereunder and under the other Loan Documents.

          Section 5.13 Guarantee. On or prior to March 31, 2003, cause the Company either (i) to merge with and into the Borrower (with the Borrower being the surviving corporation) or (ii) to execute for the benefit of the Administrative Agent and the Lenders a Guarantee, in form and substance reasonably satisfactory to the Administrative Agent, pursuant to which the Company shall guarantee the obligations of the Borrower arising under this Agreement and the other Loan Documents; provided that the obligations of the Company under such Guarantee shall rank in right of payment at least pari passu with all other unsecured senior Indebtedness of the Company; and provided, further, that such Guarantee shall be limited to an amount that would not render the Company insolvent. In addition, to the extent the Company guarantees any obligations of the Borrower with respect to an issuance by the Borrower of Indebtedness pursuant to a public offering registered with the SEC, a Rule 144A or Regulation S private placement or any other similar offering on an underwritten or placement-agent basis, the Borrower shall cause the Company to execute, promptly but in any case no later than forty-five days after the date of such issuance, for the benefit of the Administrative Agent and the Lenders, a Guarantee, in form and substance reasonably satisfactory to the Administrative Agent, pursuant to which the Company shall equally and ratably guarantee the obligations of the Borrower arising under this Agreement and the other Loan Documents; provided that such Guarantee shall be limited to an amount that would not render the Company insolvent.

                                  ARTICLE VI

                              NEGATIVE COVENANTS

          Section 6.01 Covenants of the Borrower. The Borrower covenants and agrees with each Lender and the Administrative Agent that, so long as this Agreement shall remain in effect or the principal of or interest on any Loan, any Fees or any other expenses or amounts payable under any Loan Document shall be unpaid, unless the Required Lenders shall otherwise consent in writing, it will not, either directly or indirectly:

               (a) Secured Indebtedness. (i) Issue, assume or guarantee, or permit any of its Restricted Subsidiaries to issue, assume or guarantee, any indebtedness for money borrowed (hereinafter in this Section 6.01(a) referred to as "debt"), if such debt is secured by a deed of trust, mortgage, pledge, security interest or other lien or encumbrance (any deed of trust, mortgage, pledge, security interest or other lien or encumbrance being hereinafter in this Section 6.01(a) referred to as a "mortgage" or collectively "mortgages") upon or with respect to any timber or timberlands of the Borrower or such Restricted Subsidiary located in the States of Washington, Oregon, Arkansas, Oklahoma, Mississippi or North Carolina, or upon or with respect to any principal manufacturing plant of the Borrower or such Restricted Subsidiary located anywhere in the United States of America, in either case now owned or hereafter acquired, without in any such case effectively providing, concurrently with the issuance, assumption or guarantee of any such debt, that the Loans (together with, if the Borrower shall so determine, any other indebtedness of or guarantee by the Borrower or such Restricted Subsidiary ranking equally with the Loans and then existing or thereafter created) shall be secured equally and ratably with (or prior to) such debt; provided, however, that the foregoing restrictions shall not be applicable to:

               (1) mortgages upon or with respect to any property of any of its Restricted Subsidiaries securing debt of such Restricted Subsidiary to the Borrower or another Restricted Subsidiary of the Borrower;

               (2) mortgages upon or with respect to any property acquired, constructed or improved by the Borrower or any of its Restricted Subsidiaries after the date of this Agreement which are created, incurred or assumed contemporaneously with, or within 90 days after, such acquisition, construction or improvement, to secure or provide for the payment of any part of the purchase price of such property or the cost of such construction or improvement, or mortgages upon or with respect to any property existing at the time of acquisition thereof; provided, however, that in the case of any such construction or improvement the mortgage shall not apply to any property theretofore owned by the Borrower or any of its Restricted Subsidiaries other than any theretofore unimproved real property on which the property so constructed, or the improvement, is located;

               (3) any extension, renewal or replacement of any mortgage referred to in clause (2) above or clause (4) below; provided, however, that the principal amount of indebtedness secured thereby shall not exceed the principal amount of indebtedness so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or part of the same property which secured the mortgage so extended, renewed or replaced; and

               (4) any mortgage existing on any timber or timberlands of any Person or upon or with respect to any principal manufacturing plant of any Person at the time of acquisition by the Borrower or any of its Restricted Subsidiaries of such Person.

          (ii) Notwithstanding the provisions of paragraph (a)(i) of this
Section 6.01, the Borrower or any of its Restricted Subsidiaries may issue, assume or guarantee secured debt which would otherwise be subject to the foregoing restrictions in an aggregate amount which, together with all other such debt of the Borrower and its Restricted Subsidiaries and the Attributable Debt in respect of Sale and Lease-Back Transactions (as defined in Section 6.01(b)) existing at such time (other than Sale and Lease-Back Transactions permitted because the Borrower would be entitled to incur debt secured by a mortgage on the property to be leased without equally and ratably securing the Loans pursuant to paragraph
(a)(i) of this Section 6.01, and other than Sale and Lease-Back Transactions the proceeds of which have been applied in accordance with clause (ii) of
Section 6.01(b)), does not at the time exceed five percent (5%) of Shareholders' Interest in the Borrower and its Restricted Subsidiaries (as hereinafter defined). The term "Attributable Debt" as used in this paragraph shall mean, as of any particular time, the present value of the obligation of the lessee for rental payments during the remaining term of any lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

          (iii) For the purposes of this Section 6.01(a), (A) the term "principal manufacturing plant" shall not include any manufacturing plant which, in the reasonable opinion of the Board of Directors of the Borrower, is not a principal manufacturing plant of the Borrower and its Restricted Subsidiaries; (B) the following types of transactions shall not be deemed to create debt secured by a mortgage: (1) the sale, mortgage or other transfer of timber in connection with an arrangement under which the Borrower or any of its Restricted Subsidiaries is obligated to cut such timber or a portion thereof in order to provide the transferee with a specified amount of money however determined; (2) the mortgage of any property of the Borrower or any of its Restricted Subsidiaries in favor of the United States, or any State, or any department, agency or instrumentality of either, to secure partial, progress, advance or other payments to the Borrower or any of its Restricted Subsidiaries pursuant to the provisions of any contract or statute and (3) liens existing on property at the time of acquisition of such property; and
(C) the term "Shareholders' Interest in the Borrower and its Restricted Subsidiaries" shall mean the aggregate of capital and surplus, including surplus resulting from the March 1, 1913 revaluation of timber and timberlands, of the Borrower and its Restricted Subsidiaries, after deducting the cost of shares of the Borrower held in treasury.

               (b) Sale and Lease-Back. Enter into any arrangement, or permit any Restricted Subsidiary to enter into any arrangement, with any Person providing for the leasing by the Borrower or any of its Restricted Subsidiaries of any real property in the United States (except for temporary leases for a term of not more than three years), which property has been or is to be sold or transferred by the Borrower or such Restricted Subsidiary to such Person (herein referred to as a "Sale and Lease-Back Transaction"), unless (i) the Borrower or such Restricted Subsidiary would be entitled to incur debt secured by a mortgage on the property to be leased without equally or ratably securing the Loans pursuant to Section 6.01(a), or (ii) the Borrower applies an amount equal to the fair value (as determined by the Board of Directors of the Borrower) of the property so leased to the retirement (other than any mandatory retirement), within 90 days of the effective date of any such Sale and Lease-Back Transaction, of indebtedness for borrowed money incurred or assumed by the Borrower which by its terms matures at, or is extendible or renewable at the option of the obligor to, a date more than 12 months after the date of the creation of such debt.

               (c) Merger, Consolidation, etc. Be a party to a merger or consolidation or sell, transfer or otherwise dispose of all or substantially all of its properties or assets in a single transaction or in a series of related transactions unless (i) such merger, consolidation, sale, transfer or disposition is made with respect to another corporation incorporated and doing business primarily within the United States of America which shall expressly assume, in form and substance reasonably satisfactory to the Required Lenders, the obligations of the Borrower under the Loan Documents and the Borrower's Loans, and (ii) immediately after giving effect to such merger, consolidation, sale, transfer or disposition no Default or Event of Default hereunder shall have occurred and be continuing.

               (d) Debt Ratio. Permit Total Funded Indebtedness to exceed (i) on or after the Closing Date, 72% of the sum of the Borrower's Total Adjusted Shareholders' Interest and Total Funded Indebtedness, (ii) on or after December 31, 2003, 69% of such sum and (iii) on or after June 30, 2005, 65% of such sum.

               (e) Net Worth. At any time permit the Borrower's Total Adjusted Shareholders' Interest to be less than $4,955,000,000.

               (f) Change in Business. Engage in, or permit any Restricted Subsidiary to engage in, any material business activities or operations substantially different from, or unrelated to, the business activities and operations conducted by it as of the date hereof, except for reasonable extensions, developments and modifications thereof.

          Section 6.02 Covenants with respect to WRECO. The Borrower covenants and agrees with each Lender and the Administrative Agent that, so long as this Agreement shall remain in effect or the principal of or interest on any Loan, any Fees or any other expenses or amounts payable under any Loan Document shall be unpaid, unless the Required Lenders shall otherwise consent in writing, the Borrower will not, either directly or indirectly, permit WRECO to:

               (a) Capital Base. Have a Capital Base less than $100,000,000.

               (b) Limitation on Indebtedness. Create, issue, guarantee, assume or otherwise become liable, directly or indirectly, or permit any Restricted Subsidiary of WRECO to create, issue, guarantee, assume or otherwise become liable, directly or indirectly, in respect of any (i) Senior Debt of WRECO or Indebtedness of any Restricted Subsidiary of WRECO if, immediately after giving effect to the incurrence thereof and to the application of the proceeds thereof, the aggregate principal amount of all consolidated Senior Debt of WRECO and its Restricted Subsidiaries then outstanding would exceed 80% of the sum of (x) the Capital Base plus (y) the aggregate principal amount of Senior Debt of WRECO and its Restricted Subsidiaries then outstanding; or (ii) Subordinated Debt of WRECO if, immediately after giving effect to the incurrence thereof and to the application of the proceeds thereof, the aggregate principal amount of Subordinated Debt of WRECO then outstanding would exceed 100% of Adjusted Net Worth. For purposes of this Section and Section 6.02(c), Indebtedness of a Person which becomes a Restricted Subsidiary on any date shall be deemed to have been issued or incurred as of such date.

               (c) Limitation on Mortgages and Liens. Create, incur or permit to exist any mortgage, pledge, encumbrance, lien, security interest or charge of any kind (including liens or charges upon properties acquired or to be acquired under conditional sales agreements or other title retention devices) on its property or assets, whether now owned or hereafter acquired, or upon any income or profits thereof, or permit any of its Restricted Subsidiaries to do any of the foregoing, except:

                    (i) liens, charges, encumbrances and priority claims
               incidental to the conduct of the business or the ownership of properties and assets (including warehousemen's, attorneys' and statutory landlords' liens) and liens, pledges or deposits in connection with workmen's compensation, unemployment insurance, old age benefit or social security obligations, taxes, assessments, statutory obligations or other similar charges, liens of contractors, mechanics and materialmen, good faith deposits in connection with tenders, contracts or leases to which WRECO or any of its Restricted Subsidiaries is a party or other deposits required to be made in the ordinary course of business and not in connection with the borrowing of money easements, rights of way, restrictions and other similar encumbrances that, in the aggregate, are not substantial in amount and that do not in any case materially detract from the value of the property subject thereto or substantially interfere with the ordinary conduct of WRECO's business; provided in each case the obligation secured is not overdue or, if overdue, is being contested in good faith by appropriate proceedings;

                    (ii) provided that no Default or Event of Default has
               occurred and is continuing, the pledge of assets for the purpose of securing any appeal or stay or discharge in the course of any legal proceeding and liens on or resulting from judgments or awards in respect of which WRECO or any of its Restricted Subsidiaries shall in good faith be prosecuting an appeal or proceeding for review;

                    (iii) mortgages, liens or security interests existing as
               of the date of this Agreement securing obligations of WRECO or any of its Restricted Subsidiaries outstanding on such date and all renewals, extensions or refundings thereof (without increase in the principal amount remaining unpaid at the time of any such renewal, extension or refunding);

                    (iv) mortgages, liens or security interests securing
               Indebtedness of a Restricted Subsidiary of WRECO to another Restricted Subsidiary of WRECO or to WRECO;

                    (v) mortgages, conditional sale contracts, security
               interests or other arrangements for the retention of title (including financing leases), in addition to those permitted under subparagraphs (iii), (iv), (vi) and (vii) hereof, given to secure the payment of the purchase price incurred in connection with the acquisition of property useful and intended to be used in carrying on the business of WRECO or a Restricted Subsidiary of WRECO, and liens existing on such property at the time of acquisition thereof or at the time of acquisition by WRECO or a Restricted Subsidiary of any Person then owning such property whether or not such existing liens were given to secure the payment of the purchase price of the property to which they attach; provided that the lien or charge shall attach solely to the property acquired or purchased and any improvements then or thereafter placed thereon;

               (vi) mortgages, security interests and other encumbrances or liens on Real Estate Assets, incurred or created in the ordinary course of the business of WRECO and its Restricted Subsidiaries; provided that the aggregate principal amount of all Indebtedness so secured and at any one time outstanding shall not exceed 10% of the Capital Base at such time; and

               (vii) mortgages, conditional sale contracts, security interests or other arrangements for the retention of title (including financing leases), in addition to those specifically permitted by foregoing subparagraphs (i) through (vi) hereof, given to secure the payment of Senior Debt of WRECO or any of its Restricted Subsidiaries, and any renewal, extension or refunding of any such Senior Debt; provided that the aggregate principal amount of all Senior Debt of WRECO and its Restricted Subsidiaries so secured and at any one time outstanding shall not exceed 10% of the Capital Base at such time.

               In the event that any property is subjected to a lien or other encumbrance in violation of this Section 6.02(c), WRECO will make or cause to be made effective provision whereby the Loans shall be secured equally and ratably with all other obligations secured thereby (provided, however, that such violation shall constitute a default under this Agreement whether or not such provision is made) and, if such provision is not made, an equitable lien, so equally and ratably securing the Loans, shall (to the extent permitted by law) exist on such property.

               (d) Limitation on Mergers and Consolidations. Be a party to any merger or consolidation unless (i) WRECO or a Weyerhaeuser Subsidiary (as defined below) having substantially all of its assets and doing business primarily in the United States of America shall be the surviving or resulting corporation of any such merger or consolidation and immediately after giving effect to any such merger or consolidation such successor corporation, whether or not WRECO, shall be entitled to incur at least $1 of additional Senior Debt under Section 6.02(b); (ii) if the surviving or resulting corporation is not WRECO, the surviving or resulting corporation shall be a Weyerhaeuser Subsidiary incorporated within the United States of America and shall expressly assume the obligations of WRECO under this Agreement and the other Loan Documents to which it is a party by supplemental agreement reasonably satisfactory to the Administrative Agent; (iii) immediately after giving effect to any such merger or consolidation, no Default or Event of Default shall have occurred and be continuing; and (iv) WRECO shall have delivered to the Administrative Agent a certificate signed by two of WRECO's officers stating that such merger or consolidation and, if a supplemental agreement is required in connection therewith as aforesaid, such supplemental agreement comply with the provisions described in this paragraph. Upon the consummation of any merger or consolidation in which the surviving or resulting corporation is not WRECO in accordance with the foregoing provisions, the surviving or resulting corporation shall succeed to and be substituted for, and may exercise every right and power of and shall be subject to all of the obligations of, WRECO under this Agreement and the other Loan Documents to which it is a party, with the same effect as if it had been named as WRECO therein. As used in this paragraph, the term "Weyerhaeuser Subsidiary" means a corporation at least 79% of whose issued and outstanding shares of capital stock at the time outstanding and having ordinary voting power for the election of a majority of the directors of such corporation shall be owned and controlled by the Borrower or a wholly owned Subsidiary of the Borrower.

               (e) Limitation on Sale of Assets. Sell, transfer or otherwise dispose of all or substantially all of its properties and assets in a single transaction or in a series of related transactions unless
          (i) the consideration received therefor shall consist of cash, securities or other properties having an aggregate fair value (as determined in good faith by the Board of Directors of WRECO) equal to not less than the aggregate fair value (as determined in good faith by the Board of Directors of WRECO) of the properties and assets so sold, transferred or otherwise disposed of; (ii) immediately after giving effect thereto WRECO shall be entitled to incur at least $1 of additional Senior Debt under Section 6.02(b);
          (iii) immediately after giving effect thereto, no Default or Event of Default shall have occurred and be continuing; and (iv) WRECO shall have delivered to the Administrative Agent a certificate signed by two of WRECO's officers stating that such transaction complies with the provisions described in this paragraph.

                                 ARTICLE VII

                               EVENTS OF DEFAULT

          Section 7.01 Events of Default. In case of the happening of any of the events under Sections 7.01(a) through 7.01(l) below (an "Event of Default"):

               (a) default shall be made in the payment by the Borrower of any principal of any Loan, when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or by acceleration thereof or otherwise;

               (b) default shall be made in the payment by the Borrower of any interest on any Loan or any Fee or any other amount (other than an amount referred to in Section 7.01(a) above) due under any Loan Document, when and as the same shall become due and payable, and such default shall continue unremedied for a period of five days;

               (c) any representation or warranty made or deemed made by the Borrower in or in connection with any Loan Document or the borrowings hereunder, or any representation, warranty, statement or information contained in any report, certificate, financial statement or other instrument furnished in connection with or pursuant to any

          Loan Document, shall prove to have been false or misleading in any material respect when so made, deemed made or furnished;

               (d) default shall be made in the due observance or performance by the Borrower, WRECO or any of their respective Subsidiaries (or their respective Restricted Subsidiaries, if such covenant, condition or agreement applies only to Restricted Subsidiaries) of any covenant, condition or agreement contained in Section 5.01(a),
          Section 5.05(a), Section 5.13 or in Article VI;

               (e) default shall be made in the due observance or performance by the Borrower, WRECO or any of their respective Subsidiaries (or their respective Restricted Subsidiaries, if such covenant, condition or agreement applies only to Restricted Subsidiaries) of any covenant, condition or agreement contained in any Loan Document (other than those specified in Sections 7.01(a), 7.01(b), 7.01(c) or 7.01(d)) and such default shall continue unremedied for a period of thirty days after notice thereof from the Administrative Agent or any Lender to the Borrower or WRECO;

               (f) the Borrower, WRECO or any of their respective Restricted Subsidiaries shall (i) fail to pay, when and as the same shall become due and payable (and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument related to such Indebtedness) any principal or interest, regardless of amount, due in respect of Indebtedness in an aggregate principal amount in excess of $100,000,000, or (ii) fail to observe or perform any other terms, covenants, conditions or agreements contained in any agreements or instruments evidencing or governing Indebtedness in an aggregate principal amount in excess of 100,000,000 (and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument related to such Indebtedness), if the effect of any failure or failures referred to in this Section 7.01(f)(ii) is to cause or permit the holder or holders of such Indebtedness or a trustee on its or their behalf (with or without the giving of notice) to cause such Indebtedness to become due prior to its stated maturity; provided that any Transaction-Related Event of Default that, but for this proviso, would be a Default or an Event of Default pursuant to this Section 7.01 (f) prior to November 11, 2002, shall be deemed to be neither a Default nor an Event of Default;

               (g) an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking (i) relief in respect of the Borrower, WRECO or any of their respective Restricted Subsidiaries, or of a substantial part of the property or assets of the Borrower, WRECO or any of their respective Restricted Subsidiaries, under Title 11 of the United States Code, as now constituted or hereafter amended, or any other Federal or state bankruptcy, insolvency, receivership or similar law, (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Borrower, WRECO or any of their respective Restricted Subsidiaries or for a substantial part of the property or assets of the Borrower, WRECO or any of their respective Restricted Subsidiaries or (iii) the winding-up or liquidation of the Borrower, WRECO or any of their respective Restricted Subsidiaries; and such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered;

               (h) the Borrower, WRECO or any of their respective Restricted Subsidiaries shall (i) voluntarily commence any proceeding or file any petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, or any other Federal or state bankruptcy, insolvency, receivership or similar law, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or the filing of any petition described in Section 7.01(g) above, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Borrower, WRECO or any of their respective Restricted Subsidiaries or for a substantial part of the property or assets of the Borrower, WRECO or any of their respective Restricted Subsidiaries, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors, (vi) become unable, admit in writing its inability or fail generally to pay its debts as they become due or (vii) take any action for the purpose of effecting any of the foregoing;

               (i) one or more judgments for the payment of money in an aggregate amount in excess of $100,000,000 shall be rendered against the Borrower, WRECO, any of their respective Restricted Subsidiaries or any combination thereof and the same shall remain undischarged for a period of 30 consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to levy upon assets or properties of the Borrower, WRECO or any of their respective Restricted Subsidiaries to enforce any such judgment;

               (j) any Plan shall fail to satisfy the minimum funding standard required for any plan year or a waiver of such standard or extension of any amortization period is sought or granted under Section 412 of the Code, any Plan is, shall have been or is likely to be terminated or the subject of termination proceedings under ERISA, any Plan shall have an Unfunded Current Liability, or the Borrower has incurred or is likely to incur a liability to or on account of a Plan under Sections 409, 502(i), 502(l), or 515 of ERISA or Section 4975 of the Code, or the Borrower or any ERISA Affiliate has incurred or is likely to incur a liability to or on account of a Plan under Sections 4062, 4063, 4064, 4069, 4201 or 4204 of ERISA;
          and there shall result from any such event or events referred to in this Section 7.01(j) the imposition of a lien upon the assets of the Borrower or any ERISA Affiliate, the granting of a security interest, a liability or a material risk of incurring a liability to the PBGC or the Internal Revenue Service or a Plan or a trustee appointed under ERISA or a liability or a material risk of incurring a liability under Sections 409, 502(i) or 502(l) of ERISA or under Sections 4971 or 4975 of the Code; which, in the good faith determination of the Required Lenders, will have a Material Adverse Effect;

               (k) there shall have occurred a Change in Control of the Borrower or WRECO; or

               (l) the OCBM Agreement shall cease, for any reason, to be in full force and effect, or the Borrower shall contest the validity or enforceability thereof or otherwise fail to comply with its obligations thereunder;

then, and in every such event (other than an event with respect to the Borrower or WRECO described in Section 7.01(g) or 7.01(h) above), and at any time thereafter during the continuance of such event, the Administrative Agent, at the request of the Required Lenders, shall, by notice to the Borrower, take any or all of the following actions, at the same or different times: (i) terminate forthwith the Commitments of the Lenders, (ii) declare the Loans then outstanding to the Borrower to be forthwith due and payable in whole or in part, whereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and any unpaid accrued Fees and all other liabilities of the Borrower accrued hereunder and under any other Loan Document, shall become forthwith due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Borrower, anything contained herein or in any other Loan Document to the contrary notwithstanding; and in any event with respect to the Borrower described in Sections 7.01(g) or 7.01(h) above, the Commitments of the Lenders shall automatically terminate and the principal of the Loans then outstanding, together with accrued interest thereon and any unpaid accrued Fees and all other liabilities of the Borrower accrued hereunder and under any other Loan Document, shall automatically become due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Borrower, anything contained herein or in any other Loan Document to the contrary notwithstanding.

                                 ARTICLE VIII

                           THE ADMINISTRATIVE AGENT

          Section 8.01 The Administrative Agent. In order to expedite the transactions contemplated by this Agreement, JPMorgan Chase Bank is hereby appointed to act as Administrative Agent on behalf of the Lenders. Each of the Lenders, and each assignee thereof, hereby irrevocably authorizes the Administrative Agent to take such actions on behalf of such Lender and to exercise such powers as are specifically delegated to the Administrative Agent by the terms and provisions hereof, together with such actions and powers as are reasonably incidental thereto.

          The Administrative Agent is hereby expressly authorized by the Lenders, without hereby limiting any implied authority, (a) to receive on behalf of the Lenders, all payments of principal of and interest on the Loans and all other amounts due to the Lenders hereunder, and promptly to distribute to each Lender its proper share of each payment so received; (b) to give prompt notice on behalf of each of the Lenders to the Borrower of any Event of Default specified in this Agreement of which the Administrative Agent has actual knowledge acquired in connection with its agency hereunder; and (c) to distribute promptly to each Lender copies of all notices, financial statements and other materials delivered by the Borrower and WRECO pursuant to this Agreement as received by the Administrative Agent.

          Neither the Administrative Agent nor any of its directors, officers, employees or agents shall be liable as such to any Lender for any action taken or omitted by any of them except for its or his own gross negligence or willful misconduct, or be responsible for any statement, warranty or representation herein or the contents of any document delivered in connection herewith, or be required to ascertain or to make any inquiry concerning the performance or observance by the Borrower or WRECO of any of the terms, conditions, covenants or agreements contained in any Loan Document. The Administrative Agent shall not be responsible to the Lenders for (i) the due execution, genuineness, validity, enforceability or effectiveness of this Agreement or any other Loan Documents or other instruments or agreements or
(ii) the satisfaction of any condition set forth in any Loan Document, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent. The duties of the Administrative Agent shall be mechanical and administrative in nature; the Administrative Agent shall not have by reason of this Agreement or any other Loan Document a fiduciary relationship in respect of any Lender. The Administrative Agent shall in all cases be fully protected in acting, or refraining from acting, in accordance with written instructions signed by the Required Lenders or the Lenders, as the case may be, and, except as otherwise specifically provided herein, such instructions and any action or inaction pursuant thereto shall be binding on all of the Lenders. The Administrative Agent shall, in the absence of knowledge to the contrary, be entitled to rely on any instrument or document believed by it to be genuine and correct and to have been signed or sent by the proper person or persons. The Administrative Agent may also rely upon any statement made to it orally or by telephone and believed to be made by the proper Person, and shall not incur any liability for relying thereon.

          Neither the Administrative Agent nor any of its directors, officers, employees or agents shall have any responsibility to the Borrower or WRECO on account of the failure of or delay in performance or breach by any Lender of any of its obligations hereunder or to any Lender on account of the failure of or delay in performance or breach by any other Lender or the Borrower or WRECO of any of their respective obligations hereunder or under any other Loan Document or in connection herewith or therewith. The foregoing shall not limit the obligations of JPMorgan Chase Bank (or its successors and assigns) in its capacity as Lender hereunder. The Administrative Agent may execute any and all duties hereunder by or through agents or employees and shall be entitled to rely upon the advice of legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it with respect to all matters arising hereunder and shall not be liable for any action taken or suffered in good faith by it in accordance with the advice of such counsel. The exculpatory provisions of this Article VIII shall apply to any such agent or employee, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent.

          The Administrative Agent shall not have any duties or obligations except those expressly set forth herein. Without limiting the generality of the foregoing, the Lenders hereby acknowledge that (a) the Administrative Agent shall not be subject to any fiduciary or other implied duties, regardless of whether a Default or Event of Default has occurred and is continuing, (b) the Administrative Agent shall be under no duty to take any discretionary action permitted to be taken by it pursuant to the provisions of this Agreement unless it shall be requested in writing to do so by the Required Lenders or the Lenders, as the case may be, and (c) except as expressly set forth herein, the Administrative Agent shall not have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower, WRECO or any of their respective Subsidiaries that is communicated to or obtained by the Administrative Agent or any of its Affiliates in any capacity.

          Subject to the appointment and acceptance of a successor Administrative Agent as provided below, the Administrative Agent may resign at any time by notifying the Lenders and the Borrower. Upon any such resignation, the Required Lenders shall have the right to appoint a successor. If no successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may, on behalf of the Lenders, appoint a successor Administrative Agent which shall be a bank with an office in New York, New York, having a combined capital and surplus of at least $500,000,000 or an Affiliate of any such bank. Upon the acceptance of any appointment as Administrative Agent hereunder by a successor bank, such successor shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder. After the Administrative Agent's resignation hereunder, the provisions of this Article and Section 9.05 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as Administrative Agent.

          With respect to the Loans made by it hereunder, the Administrative Agent in its individual capacity and not as Administrative Agent shall have the same rights and powers as any other Lender and may exercise the same as though it were not the Administrative Agent, and the Administrative Agent and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Borrower, WRECO or any of their respective Subsidiaries or other Affiliate thereof as if it were not the Administrative Agent.

          Each of the Lenders agrees (i) to reimburse the Administrative Agent, on demand, in the amount of its pro rata share (based on its Commitment hereunder) of any expenses incurred for the benefit of the Lenders by the Administrative Agent, including counsel fees and compensation of agents and employees paid for services rendered on behalf of the Lenders, which shall not have been reimbursed by the Borrower and (ii) to indemnify and hold harmless the Administrative Agent and any of its directors, officers, employees or agents, on demand, in the amount of such pro rata share, from and against any and all liabilities, taxes, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against it in its capacity as the Administrative Agent or any of them in any way relating to or arising out of this Agreement or any other Loan Document or any action taken or omitted by it or any of them under this Agreement or any other Loan Document, to the extent the same shall not have been reimbursed by the Borrower; provided that no Lender shall be liable to the Administrative Agent for any portion of such liabilities, taxes, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the gross negligence or willful misconduct of the Administrative Agent or any of its directors, officers, employees, or agents.

          Each of the Lenders acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each of the Lenders also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement or any other Loan Document, any related agreement or any document furnished hereunder or thereunder.

          Section 8.02 Other Agents. Each of the Lenders and the Borrower acknowledges that (A) each of the Lead Arrangers, the Joint Book Runners, the Syndication Agent and the Co-Documentation Agents, in their capacity as, respectively, Lead Arranger, Joint Book Runner, Syndication Agent and Co-Documentation Agent, do not have any responsibility or liability hereunder, and (B) the titles "Lead Arranger," "Joint Book Runner," "Syndication Agent" and "Co-Documentation Agent" are purely honorary in nature.

                                  ARTICLE IX

                                 MISCELLANEOUS

          Section 9.01 Notices. Notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed or sent by telecopy to the address specified below, or such other address as such party shall hereafter have specified by written notice to the Administrative Agent and the Borrower:

               (a) if to the Borrower by hand or courier service, to it at 33663 Weyerhaeuser Way South, Federal Way, Washington, or by facsimile to (253) 924-3543, in each case to the Attention of Vice President and Treasurer with a copy to Secretary;

               (b) if to the Administrative Agent or a Lender, to it at its address (or telecopy number) set forth in Schedule 9.01 or in the Assignment and Acceptance pursuant to which such Lender became a party hereto.

          All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt if delivered by hand or overnight courier service or sent by telecopy or other telegraphic communications equipment of the sender, in each case delivered, sent or mailed (properly addressed) to such party as provided in this Section 9.01 or in accordance with the latest unrevoked direction from such party given in accordance with this Section 9.01.

          Section 9.02 Survival of Agreement. All covenants, agreements, representations and warranties made by the Borrower herein and in the certificates or other instruments prepared or delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the Lenders and shall survive the making of the Loans regardless of any investigation made by the Lenders or on their behalf, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any Fee or any other amount payable under this Agreement or any other Loan Document is outstanding and unpaid and so long as the Commitments hereunder have not been terminated. The Commitment Letter shall terminate on the Closing Date.

          Section 9.03 Binding Effect. This Agreement shall become effective when it shall have been executed by the Borrower and the Administrative Agent and when the Administrative Agent shall have received copies hereof which, when taken together, bear the


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                                      60


signatures of each Lender and thereafter shall be binding upon and inure to the benefit of the Borrower, the Administrative Agent and each Lender and their respective successors and assigns, except that other than as provided in
Section 6.01(c), the Borrower shall not have the right to assign or delegate its rights or obligations hereunder or any interest herein without the prior consent of all the Lenders.

          Section 9.04 Successors and Assigns. (a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that, other than as provided in Section 6.01(c), the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

          (b) Any Lender may assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans at the time owing to it); provided that (i) except in the case of an assignment to a Lender or a Lender Affiliate, the Borrower and the Administrative Agent must give their prior written consent to such assignment (which consent shall not be unreasonably withheld or delayed),
(ii) except in the case of an assignment to a Lender or a Lender Affiliate or an assignment of the entire remaining amount of the assigning Lender's Commitment, the amount of the Commitment of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Acceptance with respect to such assignment is delivered to the Administrative Agent) shall not be less than $5,000,000 unless each of the Borrower and the Administrative Agent otherwise consent, (iii) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender's rights and obligations under this Agreement, (iv) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Acceptance, together with a processing and recordation fee of $3,500, and
(v) the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire; and provided further that any consent of the Borrower otherwise required under this paragraph shall not be required if a Default or Event of Default has occurred and is continuing. Subject to acceptance and recording thereof pursuant to paragraph
(d) of this Section, from and after the effective date specified in each Assignment and Acceptance the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Acceptance, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Acceptance, be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.11, 2.13, 2.17 and 9.05). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (e) of this Section.

          (c) The Administrative Agent, acting for this purpose as an agent of the Borrower, shall maintain at one of its offices in The City of New York a copy of each Assignment and Acceptance delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitment of, and principal amount of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the "Register"). The entries in the Register shall be conclusive, and the Borrower, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

          (d) Upon its receipt of a duly completed Assignment and Acceptance executed by an assigning Lender and an assignee, the assignee's completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in paragraph (b) of this Section, if any, and any written consent to such assignment required by paragraph (b) of this Section, the Administrative Agent shall accept such Assignment and Acceptance and record the information contained therein in the Register. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.

          (e) Any Lender may, without the consent of the Borrower, sell participations to one or more banks or other entities (a "Participant") in all or a portion of such Lender's rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans owing to it); provided that (i) such Lender's obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrower, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to Section 9.08(b) that affects such Participant. Subject to paragraph (f) of this Section, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.11, 2.13 and 2.17 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 9.06 as though it were a Lender, provided such Participant agrees to be subject to Section 2.15 as though it were a Lender.

          (f) A Participant shall not be entitled to receive any greater payment under Section 2.11 or 2.17 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower's prior written consent.

          (g) Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement and the other Loan Documents (including, without


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                                      62


limitation, any notes held by it pursuant to Section 2.05(e)) to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank, without notice to, or consent of, the Borrower or the Administrative Agent, and this Section shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

          (h) The Borrower authorizes each Lender to disclose to any Participant or assignee and any prospective Participant or assignee any and all financial information in such Lender's possession concerning the Borrower or any Subsidiary of the Borrower which has been delivered to such Lender by the Borrower pursuant to this Agreement or which has been delivered to such Lender by the Borrower in connection with such Lender's credit evaluation of the Borrower prior to entering into this Agreement; provided that such Participant or assignee or prospective Participant or assignee agrees to treat any such information which is not public as confidential in accordance with the terms of is Agreement.

          Section 9.05 Expenses; Indemnity. (a) The Borrower agrees to pay all reasonable out-of-pocket expenses incurred by the Administrative Agent in connection with the preparation of this Agreement and the other Loan Documents or in connection with any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions hereby contemplated shall be consummated) or incurred by the Administrative Agent or any Lender in connection with the enforcement or protection of their rights in connection with this Agreement and the other Loan Documents or in connection with the Loans made, including the fees and disbursements of Shearman & Sterling, special counsel for the Administrative Agent, and, in connection with any such amendment, modification or waiver made in connection with any such enforcement or protection, the fees and disbursements of any other counsel for the Administrative Agent or any Lender. The Borrower further agrees that it shall indemnify the Lenders from and hold them harmless against any documentary taxes, assessments or charges made by any Governmental Authority by reason of the execution and delivery of this Agreement or any of the other Loan Documents.

          (b) The Borrower will indemnify the Administrative Agent and each Lender and its directors, officers, employees and agents (each such person being called an "Indemnitee") against, and to hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including reasonable counsel fees and expenses, incurred by or asserted against any Indemnitee arising out of, in any way connected with, or as a result of (i) the execution or delivery by the Borrower of this Agreement or any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties thereto of their respective obligations thereunder or the consummation of the Transactions and the other transactions contemplated hereby and thereby, (ii) the use of the proceeds of the Loans by the Borrower or (iii) any claim, litigation, investigation or proceeding relating to any of the foregoing, whether or not any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses have resulted from the gross negligence or willful misconduct of such Indemnitee.

          (c) It is understood and agreed that, to the extent not precluded by a conflict of interest, each Indemnitee shall endeavor to work cooperatively with the Borrower with a view toward minimizing the legal and other expenses associated with any defense and any potential settlement or judgment. To the extent reasonably practicable and not disadvantageous to any Indemnitee, it is anticipated that a single counsel selected by the Borrower may be used. Settlement of any claim or litigation involving any material indemnified amount will require the approval of the Borrower (not to be unreasonably withheld).

          (d) The provisions of this Section 9.05 shall remain operative and in full force and effect regardless of the expiration of the term of this Agreement, the consummation of the transactions contemplated hereby, the repayment of any of the Loans, the invalidity or unenforceability of any term or provision of this Agreement or any other Loan Document, or any investigation made by or on behalf of the Administrative Agent or any Lender. All amounts due under this Section 9.05 shall be payable on written demand therefor.

          Section 9.06 Right of Setoff. If any Event of Default shall have occurred and be continuing, each Lender is hereby authorized at any time and from time to time, without notice to the Borrower (any such notice being expressly waived by the Borrower), to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by such Lender or any of its Affiliates to or for the credit or the account of the Borrower against any of and all the obligations of the Borrower now or hereafter existing under this Agreement and any other Loan Documents held by such Lender, irrespective of whether or not such Lender shall have made any demand under this Agreement or such other Loan Document and although such obligations may be unmatured. The rights of each Lender under this
Section 9.06 are in addition to other rights and remedies (including other rights of setoff) which such Lender may have.

          Section 9.07 Applicable Law. THIS AGREEMENT, THE OTHER LOAN DOCUMENTS AND THE RIGHTS AND OBLIGATIONS THEREUNDER OF THE PARTIES THERETO SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.

          Section 9.08 Waivers; Amendment. (a) No failure or delay of the Administrative Agent or any Lender in exercising any power or right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Administrative Agent and the Lenders hereunder and under the other Loan Documents are cumulative and are not exclusive of any rights or remedies which they would otherwise have. No waiver of any provision of this Agreement or any other Loan Document or consent to any departure by the Borrower therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) below, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice or demand on the Borrower in any case shall entitle the Borrower to any other or further notice or demand in similar or other circumstances.

          (b) Neither this Agreement nor any provision hereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Borrower and the Required Lenders; provided, however, that no such agreement shall (i) change the principal amount of, or extend or advance the maturity of or any date for the payment of any scheduled principal of or interest on, any Loan, or waive or excuse any such scheduled payment or any part thereof, or decrease the rate of interest on any Loan, without the prior written consent of each Lender affected thereby, (ii) change the Commitment or decrease or extend any date for the payment of the Facility Fees of any Lender without the prior written consent of such Lender, or (iii) amend or modify the provisions of Section 2.14, the provisions of this Section 9.08 or the definition of "Termination Date" or "Required Lenders," without the prior written consent of each Lender; provided further that no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent hereunder without the prior written consent of the Administrative Agent. Each Lender shall be bound by any waiver, amendment or modification authorized by this Section 9.08, and any consent by any Lender pursuant to this Section 9.08 shall bind any person subsequently acquiring a Loan from it.

          Section 9.09 Interest Rate Limitation. Notwithstanding anything herein to the contrary, if at any time the applicable interest rate, together with all fees and charges which are treated as interest under applicable law (collectively the "Charges"), as provided for herein or in any other Loan Document, or otherwise contracted for, charged, received, taken or reserved by any Lender, shall exceed the maximum lawful rate (the "Maximum Rate") which may be contracted for, charged, taken, received or reserved by such Lender in accordance with applicable law, the rate of interest payable with respect to each Loan owing to each Lender, together with all Charges payable to such Lender, shall be limited to the Maximum Rate.

          Section 9.10 Entire Agreement. This Agreement and the other Loan Documents and the letter agreements referred to in Section 2.04(b) (with respect to the payment of fees only) constitute the entire contract between the parties relative to the subject matter hereof. Any previous agreement among the parties with respect to the subject matter hereof is superseded by this Agreement and the other Loan Documents. Nothing in this Agreement or in the other Loan Documents, expressed or implied, is intended to confer upon any party other than the parties hereto and thereto any rights, remedies, obligations or liabilities under or by reason of this Agreement or the other Loan Documents.

          Section 9.11 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

          Section 9.12 Severability. In the event any one or more of the provisions contained in this Agreement or in any other Loan Document should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby. The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

          Section 9.13 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall constitute an original but all of which when taken together shall constitute but one contract, and shall become effective as provided in Section 9.03.

          Section 9.14 Headings. The cover page, the Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement.

          Section 9.15 Jurisdiction; Consent to Service of Process. (a) The Borrower hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the other Loan Documents, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that any Lender or the Administrative Agent may otherwise have to bring any action or proceeding relating to this Agreement or the other Loan Documents against the Borrower or its properties in the courts of any jurisdiction.

          (b) The Borrower hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the other Loan Documents in any New York State or Federal court located in New York City. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

          (c) The Borrower hereby irrevocably designates, appoints and empowers CT Corporation System, Inc. presently located at 111 Eighth Avenue, New York, New York 10011, as its designee, appointee and attorney-in-fact to receive, accept and acknowledge for and on its behalf, and in respect of its property, service of any and all legal process, summons, notices and documents which may be served in any such action or proceeding. If for any reason such designee, appointee and attorney-in-fact shall cease to be available to act as such, the Borrower agrees to designate a new designee, appointee and attorney-in-fact in New York City on the terms and for purposes of this provision satisfactory to the Administrative Agent. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.01. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law. Section 9.16 Domicile of Loans. Each Lender may transfer and carry its Loans at, to or for the account of any office, subsidiary or Affiliate of such Lender.

          Section 9.17 Restricted and Unrestricted Subsidiaries. (a) Set forth on Schedule 3.08 Part I is a list of all of the Restricted Subsidiaries and Unrestricted Subsidiaries of the Borrower as of the Closing Date.

          (b) Set forth on Schedule 3.08 Part II is a list of all of the Restricted Subsidiaries and Unrestricted Subsidiaries of WRECO as of the Closing Date.

          (c) After the Closing Date, a Financial Officer of the Borrower may, provided that no Default or Event of Default has occurred and is continuing, designate a Restricted Subsidiary as an Unrestricted Subsidiary by notice sent to all of the Lenders, provided that (i) no such designation shall be effective unless immediately after giving effect thereto there would exist no Default or Event of Default; (ii) any such designation shall be effective not less than five Business Days after written notice thereof shall have been provided to each Lender; and (iii) upon such designation, Schedule 3.08 Part I shall be deemed to be amended to reflect such designation. Any Person that becomes a Subsidiary (by formation, acquisition, merger or otherwise) after the Closing Date shall automatically be deemed to be a Restricted Subsidiary of the Borrower as of the date it becomes a Subsidiary unless designated as an Unrestricted Subsidiary pursuant to the terms hereof.

          (d) After the Closing Date, a Financial Officer of the Borrower may, provided that no Default or Event of Default has occurred and is continuing, designate an Unrestricted Subsidiary as a Restricted Subsidiary by notice sent to all of the Lenders, provided that (w) no such designation shall be effective unless immediately after giving effect thereto there would exist no Default or Event of Default; (x) no such designation shall be effective unless immediately after giving effect thereto the Borrower is in compliance with Sections 6.01(d) and 6.01(e); (y) any such designation shall be effective not less than five Business Days after written notice thereof shall have been provided to each Lender; and (z) upon such designation, Schedule 3.08 Part I shall be deemed to be amended to reflect such designation.

          (e) After the Closing Date, any Subsidiary of WRECO (i) which is organized and existing under the laws of the United States or any state of the United States, Puerto Rico or the Dominion of Canada or any province thereof and (ii) of which substantially all of the physical properties are located, and substantially all of the business is carried on, in the United States of America, Puerto Rico or Canada may, provided that no Default or Event of Default has occurred and is continuing, be designated as a Restricted Subsidiary by WRECO, subject to the limitations described in Subsection 9.17(f) below. Any Person that becomes a Subsidiary of WRECO (by formation, acquisition, merger or otherwise) after the Closing Date shall automatically be deemed to be an Unrestricted Subsidiary of WRECO as of the date it becomes a Subsidiary unless designated as a Restricted Subsidiary pursuant to the terms hereof.

          (f) After the Closing Date, the Borrower may, provided that no Default or Event of Default has occurred and is continuing, cause a Financial Officer of WRECO to designate an Unrestricted Subsidiary as a Restricted Subsidiary by notice sent to all of the Lenders, provided that (v) such Subsidiary satisfies the requirements of Subsection 9.17(e) above; (w) no such designation shall be effective unless immediately after giving effect thereto there would exist no Default or Event of Default; (x) WRECO could incur at least $1 of additional Senior Debt under Subsection 6.02(b); (y) any such designation shall be effective not less than five Business Days after written notice thereof shall have been provided to each Lender; and (z) upon such designation, Schedule 3.08 Part II shall be deemed to be amended to reflect such designation.

          (g) After the Closing Date, the Borrower may, provided that no Default or Event of Default has occurred and is continuing, cause a Financial Officer of WRECO to designate a Restricted Subsidiary as an Unrestricted Subsidiary by notice sent to all of the Lenders, provided that (v) no such designation shall be effective unless immediately after giving effect thereto there would exist no Default or Event of Default; (w) WRECO could incur at least $1 of additional Senior Debt under Subsection 6.02(b); (x) the aggregate amount of Real Estate Assets owned by all Subsidiaries of WRECO, determined on a consolidated basis, which have been or are to be, as the case may be, designated as Unrestricted Subsidiaries during the 365 consecutive days ending on and including the effective date of such proposed designation, shall not exceed 15% of the aggregate amount of Real Estate Assets owned by WRECO and its Restricted Subsidiaries as of the beginning of such 365 day period; (y) any such designation shall be effective not less than five Business Days after written notice thereof shall have been provided to each Lender; and (z) upon such designation, Schedule 3.08 Part II shall be deemed to be amended to reflect such designation.



                 [Remainder of page intentionally left blank.]

          IN WITNESS WHEREOF, the Borrower, the Administrative Agent, the Syndication Agent, the Co-Documentation Agents and the Lenders have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                                   WEYERHAEUSER COMPANY, as Borrower,


                                   By:    /s/ JEFFREY W. NITTA
                                       ---------------------------
                                       Name:  Jeffrey W. Nitta
                                       Title: Vice President and
                                              Treasurer

                                   JPMORGAN CHASE BANK,
                                   individually and as Administrative Agent,


                                   By:   /s/ WILLIAM P. RINDFUSS
                                        -----------------------------
                                        Name:  William P. Rindfuss
                                        Title: Vice President

                                   MORGAN STANLEY SENIOR FUNDING, INC.,
                                   individually and as Syndication Agent,


                                   By:   /s/ LUCY K. GALBRAITH
                                        -----------------------------
                                        Name: Lucy K. Galbraith
                                        Title: Vice President

                                   THE BANK OF TOKYO-MITSUBISHI, LTD.,
                                   PORTLAND BRANCH,
                                   individually and as Co-Documentation Agent,


                                   By:   /s/ JUNJI BAN
                                        ---------------------------
                                        Name:  Junji Ban
                                        Title: General Manager

                                  DEUTSCHE BANC ALEX. BROWN INC.,
                                  as Co-Documentation Agent,


                                  By:   /s/ CHRISTIAN DALLWITZ
                                       ---------------------------
                                       Name:  Christian Dallwitz
                                       Title: Vice President



                                  By:   /s/ STEPHAN G PEETZEN
                                       ---------------------------
                                       Name:  Stephan G Peetzen
                                       Title: Director



                                  DEUTSCHE BANK AG NEW YORK BRANCH,
                                  as Lender,


                                  By:   /s/ CHRISTIAN DALLWITZ
                                       ---------------------------
                                       Name:  Christian Dallwitz
                                       Title: Vice President



                                  By:   /s/ STEPHAN G PEETZEN
                                       ---------------------------
                                       Name:  Stephan G Peetzen
                                       Title: Director

                               TABLE OF CONTENTS
                                                                          Page

                                   ARTICLE I

                                  DEFINITIONS

   Section 1.01 Defined Terms...............................................1
   Section 1.02 Terms Generally............................................15
   Section 1.03 Accounting Terms; GAAP.....................................15

                                  ARTICLE II

                                  THE CREDITS

   Section 2.01 Commitments................................................16
   Section 2.02 Revolving Loans............................................16
   Section 2.03 Conversion and Continuation of Revolving Loans.............18
   Section 2.04 Fees.......................................................19
   Section 2.05 Repayment of Loans; Evidence of Debt.......................20
   Section 2.06 Interest on Loans..........................................21
   Section 2.07 Default Interest...........................................22
   Section 2.08 Alternate Rate of Interest.................................22
   Section 2.09 Termination, Reduction and Extension of Commitments........23
   Section 2.10 Prepayment.................................................23
   Section 2.11 Reserve Requirements; Change in Circumstances..............25
   Section 2.12 Change in Legality.........................................26
   Section 2.13 Indemnity..................................................27
   Section 2.14 Pro Rata Treatment.........................................28
   Section 2.15 Sharing of Setoffs.........................................28
   Section 2.16 Payments...................................................29
   Section 2.17 Taxes......................................................29
   Section 2.18 Mitigation Obligations; Replacement of Lenders.............32

                                  ARTICLE III

                        REPRESENTATIONS AND WARRANTIES

   Section 3.01 Organization; Powers.......................................33
   Section 3.02 Authorization..............................................33
   Section 3.03 Enforceability.............................................34
   Section 3.04 Consents and Approvals.....................................34
   Section 3.05 Financial Statements.......................................34
   Section 3.06 No Material Adverse Change.................................35
   Section 3.07 Title to Properties; Possession Under Leases...............35
   Section 3.08 Subsidiaries...............................................35
   Section 3.09 Litigation; Compliance with Laws...........................35

   Section 3.10 Agreements.................................................36
   Section 3.11 Federal Reserve Regulations................................36
   Section 3.12 Investment Company Act; Public Utility Holding Company Act.36
   Section 3.13 Tax Returns................................................37
   Section 3.14 No Material Misstatements..................................37
   Section 3.15 Compliance with ERISA......................................37
   Section 3.16 Environmental Matters......................................37
   Section 3.17 Maintenance of Insurance...................................38
   Section 3.18 Existing Senior Credit Facilities..........................38
   Section 3.19 Surviving Senior Credit Facilities.........................39
   Section 3.20 Non-Material Loans.........................................39

                                  ARTICLE IV

                             CONDITIONS OF LENDING

   Section 4.01 All Borrowings.............................................39
   Section 4.02 Closing Date...............................................40

                                   ARTICLE V

                             AFFIRMATIVE COVENANTS

   Section 5.01 Existence; Businesses and Properties.......................42
   Section 5.02 Insurance..................................................43
   Section 5.03 Obligations and Taxes......................................43
   Section 5.04 Financial Statements, Reports, Etc.........................43
   Section 5.05 Litigation and Other Notices...............................45
   Section 5.06 ERISA......................................................45
   Section 5.07 Maintaining Records; Access to Properties and Inspections..46
   Section 5.08 Use of Proceeds............................................46
   Section 5.09 Environmental Matters......................................46
   Section 5.10 Performance of Transaction Agreements......................48
   Section 5.11 OCBM Agreement.............................................48
   Section 5.12 Further Assurances.........................................48
   Section 5.13 Guarantee..................................................49

                                  ARTICLE VI

                              NEGATIVE COVENANTS

   Section 6.01 Covenants of the Borrower..................................49
   Section 6.02 Covenants with respect to WRECO............................52

                                  ARTICLE VII

                               EVENTS OF DEFAULT

   Section 7.01 Events of Default..........................................55

                                 ARTICLE VIII

                           THE ADMINISTRATIVE AGENT

   Section 8.01 The Administrative Agent...................................58
   Section 8.02 Other Agents...............................................60

                                  ARTICLE IX

                                 MISCELLANEOUS

   Section 9.01 Notices....................................................61
   Section 9.02 Survival of Agreement......................................61
   Section 9.03 Binding Effect.............................................61
   Section 9.04 Successors and Assigns.....................................62
   Section 9.05 Expenses; Indemnity........................................64
   Section 9.06 Right of Setoff............................................65
   Section 9.07 Applicable Law.............................................65
   Section 9.08 Waivers; Amendment.........................................65
   Section 9.09 Interest Rate Limitation...................................66
   Section 9.10 Entire Agreement...........................................66
   Section 9.11 WAIVER OF JURY TRIAL.......................................66
   Section 9.12 Severability...............................................67
   Section 9.13 Counterparts...............................................67
   Section 9.14 Headings...................................................67
   Section 9.15 Jurisdiction; Consent to Service of Process................67
   Section 9.16 Domicile of Loans..........................................68
   Section 9.17 Restricted and Unrestricted Subsidiaries...................68

                                   EXHIBITS

Exhibit A         Form of Revolving Borrowing Request
Exhibit B         Form of Administrative Questionnaire
Exhibit C         Form of Assignment and Acceptance
Exhibit D-1       Form of Certification of Financial Statements for Weyerhaeuser
Exhibit D-2       Form of Certification of Financial Statements for WRECO
Exhibit D-3       Form of Compliance Certificate for Weyerhaeuser
Exhibit D-4       Form of Compliance Certificate for WRECO
Exhibit E         Form of Subordinated Debt
Exhibit F         Form of Promissory Note

                                   SCHEDULES

Schedule 2.01     Commitments
Schedule 3.08     Subsidiaries of Weyerhaeuser, WRECO and the Company
Schedule 3.18     Existing Senior Credit Facilities
Schedule 3.19     Surviving Senior Credit Facilities
Schedule 7.01     Specified Indebtedness
Schedule 9.01     Notices

                                                                 Exhibit (b)(7)


                                                                EXECUTION COPY

==============================================================================


                                $2,000,000,000

          COMPETITIVE ADVANCE AND REVOLVING CREDIT FACILITY AGREEMENT

                         Dated as of February 8, 2002

                                     among

                      WEYERHAEUSER COMPANY, as Borrower,

         THE LENDERS, SWING LINE BANK and FRONTING BANK NAMED HEREIN,

                 JPMORGAN CHASE BANK, as Administrative Agent,

          MORGAN STANLEY SENIOR FUNDING, INC., as Syndication Agent,

                                      and

                    THE BANK OF TOKYO-MITSUBISHI, LTD., and

                        DEUTSCHE BANC ALEX. BROWN INC.,

                          as Co-Documentation Agents


===============================================================================

     J.P. MORGAN SECURITIES INC. and MORGAN STANLEY SENIOR FUNDING, INC.,

                   as Lead Arrangers and Joint Book Runners

          COMPETITIVE ADVANCE AND REVOLVING CREDIT FACILITY AGREEMENT dated as of February 8, 2002 among WEYERHAEUSER COMPANY, a Washington corporation (the "Borrower"), the lenders listed in Schedule 2.01 (together with each assignee that becomes a party hereto pursuant to Section 9.04, a "Lender", and collectively, the "Lenders"), JPMORGAN CHASE BANK, a New York banking corporation,as swing line bank (in such capacity, the "Swing Line Bank"), JPMORGAN CHASE BANK, as fronting bank (in such capacity, the "Fronting Bank"), JPMORGAN CHASE BANK, as administrative agent for the Lenders (in such capacity, and its successors in such capacity, the "Administrative Agent"), MORGAN STANLEY SENIOR FUNDING, INC., as syndication agent (in such capacity, the "Syndication Agent"), and THE BANK OF TOKYO-MITSUBISHI, LTD. and DEUTSCHE BANC ALEX. BROWN INC., as co-documentation agents (each, individually, a "Co-Documentation Agent," and collectively, the "Co-Documentation Agents").

                            W I T N E S S E T H:
                            - - - - - - - - - -

          WHEREAS, the Borrower has requested that the Lenders, the Swing Line Bank and the Fronting Bank extend credit to the Borrower to enable it
(a) to finance the acquisition (the "Acquisition") by the Borrower of the outstanding shares of common stock, including the related preferred stock purchase rights, of Willamette Industries, Inc., an Oregon corporation (the "Company"), (b) to pay costs and expenses related to such Acquisition and the financing thereof, (c) to refinance certain existing indebtedness of the Borrower, the Company and their respective subsidiaries (as hereinafter defined), (d) to provide the Borrower and its Subsidiaries (as hereinafter defined) with financing for general corporate purposes and (e) to provide for the issuance of Letters of Credit (as hereinafter defined) for the account of the Borrower.

          WHEREAS, the Lenders are willing to extend such credit on the terms and subject to the conditions herein set forth.

          WHEREAS, Weyerhaeuser Real Estate Company, a Washington corporation and a wholly-owned subsidiary of the Borrower will derive a substantial benefit from the credit extended to the Borrower.

          NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements contained herein, the parties hereto hereby agree as follows:

                                 ARTICLE I

                                DEFINITIONS

          Section 1.01 Defined Terms. As used in this Agreement, the following terms shall have the meanings specified below:

          "Acquisition" shall have the meaning given such term in the preliminary statements hereto.

          "Adjusted Net Worth" shall mean, as of the date of any computation thereof, the aggregate amount of capital stock (less treasury stock), surplus and retained earnings of WRECO and its Restricted Subsidiaries, after deducting (i) goodwill, patents, trade names, trademarks, unamortized debt discount and expense, deferred assets (other than prepaid taxes and insurance), experimental or organizational expense, any reappraisal, revaluation or write-up assets, and such other assets as are properly classified as "intangible assets" of WRECO and its Restricted Subsidiaries in accordance with GAAP, (ii) all minority interests in the capital stock and surplus of the Restricted Subsidiaries of WRECO, (iii) all Investments in Unrestricted Subsidiaries of WRECO, and (iv) all Investments of WRECO and its Restricted Subsidiaries in any joint venture, partnership or similar entity (not including any Investments in any Restricted Subsidiary of WRECO) entered into for the purpose of acquiring, developing, constructing, owning, operating, selling or leasing any Real Estate Assets.

          "Administrative Agent Fees" shall have the meaning given such term in Section 2.07(b).

          "Administrative Questionnaire" shall mean an Administrative Questionnaire in the form of Exhibit C hereto.

          "Affiliate" shall mean, when used with respect to a specified person, another person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the person specified.

          "Aggregate Credit Exposure" shall mean the aggregate amounts of the Lenders' Credit Exposures.

          "Agreement" shall mean this Competitive Advance and Revolving Credit Facility Agreement, together with all amendments, supplements and modifications hereof.

          "Applicable Margin" shall have the meaning given such term in
Section 2.09(d).

          "Applicable Percentage" of any Lender at any time shall mean the percentage of the Total Commitment represented by such Lender's Commitment. In the event the Commitments shall have expired or been terminated, the Applicable Percentage shall be determined on the basis of the Commitments most recently in effect, but giving effect to assignments pursuant to
Section 9.04.

          "Assignment and Acceptance" shall mean an assignment and acceptance entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 9.04), and accepted by the Administrative Agent, which acceptance shall be governed by the terms of
Section 9.04, in the form of Exhibit D.

          "Base Rate" shall mean, for any day, a rate per annum equal to the higher of (i) the Prime Rate and (ii) 1/2 of 1% plus the Federal Funds Rate, each as in effect from time to time. If for any reason the Administrative Agent shall have determined (which determination shall be conclusive absent manifest error) that it is unable to ascertain the Federal Funds Rate, including the inability or failure of the Administrative Agent to obtain sufficient quotations in accordance with the terms thereof, the Base Rate shall be determined without regard to clause
(ii)
of the first sentence of this definition, until the circumstances giving rise to such inability no longer exist. Any change in the Base Rate due to a change in the Prime Rate or the Federal Funds Rate shall be effective on the effective date of such change in the Prime Rate or the Federal Funds Rate, respectively.

          "Base Rate Borrowing" shall mean a Borrowing comprised of Base Rate Loans.

          "Base Rate Loan" shall mean any Loan bearing interest at a rate determined by reference to the Base Rate in accordance with the provisions of Article II.

          "Board" shall mean the Board of Governors of the Federal Reserve System of the United States.

          "Borrower" shall have the meaning given such term in the introductory paragraph hereto.

          "Borrowing" shall mean a group of Loans of a single Type made by the Lenders (or, in the case of a Competitive Borrowing, by the Lender or Lenders whose Competitive Bids have been accepted pursuant to Section 2.05) on a single date and as to which a single Interest Period is in effect.

          "Borrowing Request" shall mean a Revolving Borrowing Request and a Swing Line Borrowing Request.

          "Bridge Facility" shall mean the Bridge Revolving Credit Facility Agreement dated as of even date herewith, entered into by and among the Borrower, the lenders party thereto from time to time, the Syndication Agent, the Administrative Agent and the Co-Documentation Agents, as such agreement may be amended, restated, supplemented or otherwise modified from time to time.

          "Business Day" shall mean any day (other than a day which is a Saturday, Sunday or legal holiday in the State of New York) on which banks are open for business in New York City; provided, however, that, when used in connection with a Eurodollar Loan, the term "Business Day" shall also exclude any day on which banks are not open for dealings in dollar deposits in the London interbank market.

          "Capital Base" shall mean, as of the date of any computation thereof, the sum of (i) Adjusted Net Worth plus (ii) the amount of WRECO/Weyerhaeuser Subordinated Debt then outstanding not to exceed Adjusted Net Worth.

          "Capital Lease Obligations" of any person shall mean the obligations of such person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such person under GAAP and, for purposes of this Agreement, the amount of such obligations at any time shall be the capitalized amount thereof at such time determined in accordance with GAAP.

          A "Change in Control" shall be deemed to have occurred with respect to (a) the Borrower if, (i) any person or group (within the meaning of Rule 13d-5 of the SEC as in effect on the date hereof) shall own directly or indirectly, beneficially or of record, shares representing more than 20% of the aggregate ordinary voting power represented by the issued and outstanding capital stock of the Borrower; (ii) a majority of the seats (other than vacant seats) on the board of directors of the Borrower shall at any time have been occupied by persons who were neither (A) nominated by the management of the Borrower in accordance with its charter and by-laws, nor (B) appointed by directors so nominated; or (iii) any person or group shall otherwise directly or indirectly Control the Borrower, and (b) WRECO if the Borrower shall fail to own directly or indirectly, beneficially or of record, shares representing at least 79% of the aggregate ordinary voting power represented by the issued and outstanding capital stock of WRECO.

          "Class", when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, is a Revolving Loan or a Competitive Loan.

          "Closing Date" shall mean the first date on which the conditions set forth in Article IV shall have been satisfied.

          "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated and rulings issued thereunder. Section references to the Code are to the Code, as in effect at the date of this Agreement and any subsequent provisions of the Code, amendatory thereof, supplemental thereto or substituted therefor.

          "Commitment" shall mean, with respect to each Lender, the commitment of such Lender hereunder as set forth in Schedule 2.01 or in the Assignment and Acceptance pursuant to which such Lender shall have assumed its Commitment, as applicable, as such Lender's Commitment may be permanently reduced, increased or terminated from time to time pursuant to
Section 2.12, Section 2.21, Article VII or Section 9.04.

          "Commitment Letter" shall mean that commitment letter and term sheet dated as of December 13, 2001 from JPMorgan Chase Bank, J.P. Morgan Securities Inc. and Morgan Stanley Senior Funding, Inc. to the Borrower.

          "Company" shall have the meaning given such term in the preliminary statements hereto.

          "Competitive Bid" shall mean an offer by a Lender to make a Competitive Loan in accordance with Section 2.05.

          "Competitive Bid Rate" shall mean, with respect to any Competitive Bid, the Margin or the Fixed Rate, as applicable, offered by the Lender making such Competitive Bid.

          "Competitive Bid Request" shall mean a request by the Borrower for Competitive Bids in accordance with Section 2.05.

          "Competitive Borrowing" shall mean a Borrowing consisting of Competitive Loans or concurrent Competitive Loans from the Lender or Lenders whose Competitive Bids for such Borrowing have been accepted by the Borrower under the bidding procedure described in Section 2.05.

          "Competitive Loan" shall mean a Loan made pursuant to Section
2.05.

          "Confidential Information Memorandum" shall mean, the confidential information memorandum dated February 2002 and used by the Administrative Agent and the Lead Arrangers in connection with the syndication of the Commitments.

          "Control" shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of voting securities or by contract, and "Controlling" and "Controlled" shall have meanings correlative thereto.

          "Control Date" shall mean the date on which both (i) persons designated or approved by the Borrower or the Purchaser shall constitute a majority of the board of directors of the Company and (ii) securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power of the Company are owned, controlled or held by the Purchaser, the Borrower and/or one of its wholly owned subsidiaries.

          "Credit Exposure" shall mean, with respect to each Lender, at any time, the aggregate principal amount at such time of all outstanding Revolving Loans of such Lender to the Borrower, plus the aggregate amount at such time of such Lender's L/C Exposure, plus the aggregate amount at such time of such Lender's Swing Line Exposure.

          "Default" shall mean any event or condition which upon notice, lapse of time or both would constitute an Event of Default.

          "Disclosure Letter" shall mean the Company Disclosure Letter of the Company to the Borrower and Company Holdings, Inc. ("Holdings"), as contemplated by the Agreement and Plan of Merger Dated as of January 28, 2002, among the Borrower, Holdings and the Company.

          "Dollars", "dollars" or "$" shall mean lawful money of the United States of America.

          "Domestic Subsidiary" shall mean any subsidiary organized under the laws of any State of the United States of America, substantially all of the assets of which are located, and substantially all of the business of which is conducted, in the United States of America.

          "Environmental Claims" shall mean any and all administrative, regulatory, or judicial actions, suits, demand letters, claims, liens, notices of noncompliance or violation, investigations, or proceedings relating in any way to any Environmental Law (hereinafter referred to as "claims") or any permit issued under any such Environmental Law, including without limitation (a) any and all claims by Governmental Authorities for enforcement, cleanup, removal, response, remedial, or other actions or damages pursuant to any applicable Environmental Law, and (b) any and all claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation, or injunctive relief resulting from Hazardous Materials or arising from alleged injury or threat of injury to health, safety, or the environment.

          "Environmental Laws" shall mean any and all Federal, state, local and foreign statutes, laws, regulations, ordinances, codes, rules (including rules of common law), judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or other governmental restrictions now or hereafter in effect relating to the environment, health, safety, Hazardous Materials (including, without limitation, the manufacture, processing, distribution, use, treatment, storage, Release, and transportation thereof) or to industrial hygiene or the environmental conditions on, under or about real property, including, without limitation, soil, groundwater, and indoor and outdoor ambient air conditions.

          "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations promulgated and rulings issued thereunder. Section references to ERISA are to ERISA, as in effect at the date of this Agreement and any subsequent provisions of ERISA, amendatory thereof, supplemental thereto or substituted therefor.

          "ERISA Affiliate" shall mean any trade or business (whether or not incorporated) that, together with the Borrower or WRECO, is treated as a single employer under Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

          "Eurodollar Borrowing" shall mean a Borrowing comprised of Eurodollar Loans.

          "Eurodollar Loan" shall mean any Loan bearing interest at a rate determined by reference to the Eurodollar Rate in accordance with the provisions of Article II.

          "Eurodollar Rate" shall mean, with respect to any Eurodollar Borrowing for any Interest Period, the rate appearing on Page 3750 of the Telerate Service (or on any successor or substitute page of such Service, or any successor to or substitute for such Service, providing rate quotations comparable to those currently provided on such page of such Service, as determined by the Administrative Agent from time to time for purposes of providing quotations of interest rates applicable to dollar deposits in the London interbank market) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period, as the rate for dollar deposits with a maturity comparable to such Interest Period. In the event that such rate is not available at such time for any reason, then the "Eurodollar Rate" with respect to such Eurodollar Borrowing for such Interest Period shall be the rate at which dollar deposits of $5,000,000 and for a maturity comparable to such Interest Period are offered by the principal London office of the Administrative Agent in immediately available funds in the London interbank market at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period.

          "Event of Default" shall have the meaning given such term in
Article VII.

          "Excluded Sales" shall mean (a) the sale by the Borrower or any of its Subsidiaries in the ordinary course of its business of inventory and timberlands, (b) sales of accounts, receivables or other payment intangibles as part of a securitization transaction and (c) sales to the Borrower or any of its subsidiaries.

          "Existing Senior Credit Facilities" shall mean (i) material senior funded Indebtedness of the Borrower and its subsidiaries and (ii) publicly disclosed, material senior funded Indebtedness of the Company and its subsidiaries, in each case outstanding immediately before giving effect to the consummation of the Transactions. For purposes of this definition, no single loan shall be considered material unless the aggregate principal amount outstanding exceeds $15,000,000.

          "Facility Fees" shall have the meaning given such term in Section 2.07(a).

          "Federal Funds Rate" shall mean, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day which is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for the day of such transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by it.

          "Fees" shall mean the Facility Fees, the Fronting Fee, the L/C Participation Fee and the Administrative Agent Fees.

          "Financial Officer" of any corporation shall mean the chief financial officer, principal accounting officer, treasurer or controller of such corporation.

          "Fixed Rate" shall mean, with respect to any Competitive Loan (other than a Eurodollar Competitive Loan), the fixed rate of interest per annum specified by the Lender making such Competitive Loan in its related Competitive Bid.

          "Fixed Rate Borrowing" shall mean a Borrowing comprised of Fixed Rate Loans.

          "Fixed Rate Loan" shall mean a Competitive Loan bearing interest at a Fixed Rate.

          "Fronting Fee" shall have the meaning given such term in Section 2.06(c).

          "GAAP" shall mean generally accepted accounting principles, applied on a consistent basis.

          "Governmental Authority" shall mean the government of the United States of America, any other nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

          "Guarantee" of or by any person shall mean any obligation, contingent or otherwise, of such person guaranteeing or having the economic effect of guaranteeing any Indebtedness of any other person (the "primary obligor") in any manner, whether directly or indirectly, and including any obligation of such person, direct or indirect, (a) to purchase or pay

(or advance or supply funds for the purchase or payment of) such Indebtedness or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Indebtedness, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness of the payment of such Indebtedness, (c) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or obligation; provided, however, that the term Guarantee shall not include endorsements for collection or deposit, in either case in the ordinary course of business.

          "Hazardous Materials" shall mean (a) any petroleum or petroleum products, flammable substances, explosives, radioactive materials, hazardous wastes, substances or contaminants, toxic wastes, substances or contaminants, or any other wastes, substances, contaminants or pollutants prohibited, limited or regulated by any Governmental Authority; (b) asbestos in any form that is or could become friable, urea formaldehyde foam insulation, transformers or other equipment that contains dielectric fluid containing levels of polychlorinated biphenyls or radon gas; (c) any chemicals, materials or substances defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants," "contaminants," or "pollutants," or words of similar import, under any applicable Environmental Law; and (d) any other chemical, material, or substance, exposure to which is prohibited, limited, or regulated by any Governmental Authority.

          "Indebtedness" of any person shall mean, without duplication, (a) all obligations of such person for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such person upon which interest charges are customarily paid, (d) all obligations of such person under conditional sale or other title retention agreements relating to property or assets purchased by such person, (e) all obligations of such person issued or assumed as the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business), (f) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such person, whether or not the obligations secured thereby have been assumed, (g) all Guarantees by such person of Indebtedness of others, (h) all Capital Lease Obligations of such person, and (i) all obligations of such person as an account party in respect of letters of credit, letters of guaranty and bankers' acceptances. The Indebtedness of any person shall include the Indebtedness of any partnership in which such person is a general partner.

          "Initial Extension of Credit" shall mean the earlier to occur of the initial Borrowing and the initial issuance of a Letter of Credit hereunder.

          "Interest Period" shall mean, (a) as to any Eurodollar Borrowing, the period commencing on the date of such Borrowing or on the date of conversion of a Borrowing of a different Type to a Eurodollar Borrowing or on the last day of the immediately preceding Interest Period applicable to such Borrowing or conversion thereof, as the case may be, and ending on the numerically corresponding day (or, if there is no numerically corresponding day, on the last day) in the calendar month that is 1, 2, 3 or 6 months thereafter, as the Borrower may elect and (b) with respect to any Fixed Rate Borrowing, the period (which shall not be less than seven days or more than 360 days) commencing on the date specified in the applicable Competitive Bid Request; provided, however, that if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless, in the case of Eurodollar Loans, such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day; provided, further, that no Interest Period for any Loan shall extend beyond the Termination Date; provided, even further, that for a period of three months after the Closing Date the Borrower shall only be entitled to select an Interest Period of one month. Interest shall accrue from and including the first day of an Interest Period to but excluding the last day of such Interest Period.

          "Investments" shall mean all investments in any Person, computed in accordance with GAAP, made by stock purchase, capital contribution, loan, advance, extension of credit, or creation or assumption of any other contingent liability or Guarantee in respect of any obligation of such Person, or otherwise; provided, however, that in computing any investment in any Person (i) all expenditures for such investment shall be taken into account at the actual amounts thereof in the case of expenditures of cash and at the fair value thereof (as determined in good faith by the Board of Directors of WRECO) or depreciated cost thereof (in accordance with GAAP), whichever is greater, in the case of expenditures of property, (ii) there shall not be included any Real Estate Assets, or any account or note receivable from such other Person arising from transactions in the ordinary course of business, and (iii) a Guarantee or other contingent liability of any kind in respect of any Indebtedness or other obligation of such Person shall be deemed an Investment equal to the amount of such Indebtedness or obligation.

          "L/C Disbursement" shall mean a payment or disbursement made by the Fronting Bank pursuant to a Letter of Credit.

          "L/C Exposure" shall mean, at any time, the sum of (a) the aggregate undrawn amount of all outstanding Letters of Credit at such time (assuming compliance at such time with all conditions to drawing) plus (b) the aggregate principal amount of all L/C Disbursements that have not yet been reimbursed by the Borrower at such time. The L/C Exposure of any Lender at any time shall mean its Applicable Percentage of the aggregate L/C Exposure at such time.

          "L/C Participation Fee" shall have the meaning given such term in
Section 2.07(c).

          "Lead Arrangers" shall mean, collectively, Morgan Stanley Senior Funding, Inc., and J.P. Morgan Securities Inc.

          "Lender" and "Lenders" shall have the respective meanings given to such terms in the introductory paragraph hereto.

          "Lender Affiliate" means, (a) with respect to any Lender, (i) an Affiliate of such Lender or (ii) any entity (whether a corporation, partnership, trust or otherwise) that is engaged in making, purchasing, holding or otherwise investing in bank loans and similar extensions of credit in the ordinary course of its business and is administered or managed by a Lender or an

Affiliate of such Lender and (b) with respect to any Lender that is a fund which invests in bank loans and similar extensions of credit, any other fund that invests in bank loans and similar extensions of credit and is managed by the same investment advisor as such Lender or by an Affiliate of such investment advisor.

          "Letter of Credit" shall mean any letter of credit issued pursuant to Section 2.04.

          "Lien" shall mean, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, encumbrance, charge or security interest in or on such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement relating to such asset and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.

          "Loan" shall mean a Revolving Loan, a Swing Line Loan or a Competitive Loan.

          "Loan Documents" shall mean this Agreement, the OCBM Agreement, any notes issued in accordance with Section 2.08 and any Guarantee entered into by the Company in accordance with Section 5.13.

          "Margin" means, with respect to any Competitive Loan bearing interest at a rate based on the Eurodollar Rate, the marginal rate of interest, if any, to be added to or subtracted from the Eurodollar Rate to determine the rate of interest applicable to such Loan, and specified by the Lender making such Loan in its related Competitive Bid.

          "Margin Stock" shall have the meaning given such term under Regulation U.

          "Material Adverse Effect" shall mean (a) a materially adverse effect on the business, financial condition, operations or properties of
(1) when used on the Closing Date, the Company and its subsidiaries, taken as a whole, or (2) the Borrower and its Subsidiaries, taken as a whole, (b) a materially adverse effect on the ability of the Borrower or any of its Subsidiaries to perform its obligations under any Loan Documents to which it is or will be a party, (c) a materially adverse effect on the rights and remedies available to the Administrative Agent and the Lenders under the Loan Documents or (d) a materially adverse effect on the Transactions.

          "Merger" shall mean the merger of the Purchaser, the Borrower or one of its wholly owned Restricted Subsidiaries with the Company, contemplated to occur as soon as practicable after the closing of the Tender Offer.

          "Moody's" shall mean Moody's Investors Service, Inc., a corporation organized and existing under the laws of the State of Delaware, and its successors and assigns, and if such corporation shall for any reason no longer perform the functions of a securities rating agency, "Moody's" shall be deemed to refer to any other nationally recognized rating agency designated by the Borrower and the Required Lenders.

          "Net Cash Proceeds" shall mean, with respect to any sale, lease, transfer or other disposition of any asset by any Person, the aggregate amount of cash received from time to time (whether as initial consideration or through payment or disposition of deferred consideration) by or on behalf of such Person in connection with such transaction after deducting therefrom only

(without duplication) (a) the costs associated with such transaction (including reasonable and customary brokerage fees and commissions, legal fees and other similar fees and commissions), (b) the amount of taxes payable in connection with or as a result of such transaction, (c) the amount of any Indebtedness secured by a Lien on such asset that, by the terms of the agreement or instrument governing such Indebtedness, is required to be repaid upon disposition and (d) reserves for purchase price adjustments and retained fixed liabilities that are payable by such Person in cash to the extent required under GAAP in connection with such sale, lease, transfer or disposition (it being understood that immediately upon expiration of the retention period for such reserves, amounts held as reserves must be paid as a mandatory prepayment pursuant to Section 2.13(b)), in each case to the extent, but only to the extent, that the amounts so deducted are (in the cases of (a) and (c) above, at the time of receipt of such cash), actually paid to a Person that is not an Affiliate of such Person or the Borrower or any of its Subsidiaries or any Affiliate of the Borrower or any of its Subsidiaries and are properly attributable to such transaction or to the asset that is the subject thereof; provided, however, that Net Cash Proceeds shall not include, (i) with respect to any sale, lease, transfer or other disposition of any asset by any Person, any cash receipts received from the sale of worn, damaged, or obsolete equipment, (ii) any cash receipts received from proceeds of insurance, condemnation awards (or payments in lieu thereof) or indemnity payments to the extent that such proceeds, awards or payments in respect of loss or damage to the assets are applied (or in respect of which expenditures were previously incurred) to replace or repair the assets in respect of which such proceeds were received, so long as such application is made within 180 days after the occurrence of such damage or loss and (iii) any rental payments received in connection with the lease of an asset in the ordinary course of business. In addition, no proceeds realized in a single transaction or series of related transactions shall constitute Net Cash Proceeds except for the portion (if any) of such proceeds in excess of $25,000,000.

          "Non-Material Loans" shall mean any senior obligations for borrowed money of any Person outstanding in an amount not in excess of $15,000,000.

          "OCBM Agreement" shall mean the Ownership and Capital Base Maintenance Agreement, dated as of the date hereof, and entered into by the Borrower.

          "PBGC" shall mean the Pension Benefit Guaranty Corporation established pursuant to Section 4002 of ERISA, or any successor thereto.

          "Person" shall mean any natural person, corporation, business trust, joint venture, joint stock company, trust, unincorporated organization, association, company, partnership or government, or any agency or political subdivision thereof.

          "Plan" shall mean any multiemployer or single-employer plan as defined in Section 4001 of ERISA covered by Title IV of ERISA, which is maintained or contributed to by (or to which there is an obligation to contribute of), or at any time during the five calendar years preceding the date of this Agreement was maintained or contributed to by (or to which there was an obligation to contribute of), the Borrower or an ERISA Affiliate.

          "Prime Rate" shall mean the rate of interest per annum publicly announced from time to time by the Administrative Agent as its prime rate in effect at its principal office in New

York City; each change in the Prime Rate shall be effective on the date such change is publicly announced as effective. The Prime Rate is a reference rate and does not necessarily represent the lowest or best rate actually charged to any customer.

          "Purchaser" shall mean Company Holdings, Inc., a Washington corporation and a wholly owned subsidiary of the Borrower.

          "Rating" shall mean, as of any date, the rating by Moody's and S&P in effect on such date, of the Senior Unsecured Long-Term Debt of the Borrower, provided that such ratings shall take into effect (a) the Tender Offer, (b) the Acquisition, (c) the Merger and (d) the incurrence by the Borrower and its Subsidiaries of the Indebtedness under the Senior Bank Financing, including, without limitation, any refinancing of existing Indebtedness of the Borrower, the Company, and their respective subsidiaries.

          "Real Estate Assets" shall mean all assets of WRECO and its Restricted Subsidiaries (determined, unless the context otherwise requires, on a consolidated basis for WRECO and its Restricted Subsidiaries) of the types described below, acquired and held for the purpose of, and arising out of, the development and/or sale or rental thereof in the ordinary course of business: (i) improved and unimproved land, buildings and other structures and improvements and fixtures located thereon, and (ii) contracts, mortgages, notes receivables and other choses in action.

          "Reduction Amount" shall have the meaning given such term in
Section 2.12(c).

          "Register" shall have the meaning given such term in Section
9.04(d).

          "Regulation D" shall mean Regulation D of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

          "Regulation T" shall mean Regulation T of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

          "Regulation U" shall mean Regulation U of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

          "Regulation X" shall mean Regulation X of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

          "Reinvestment Proceeds" shall have the meaning given such term in
Section 2.13(b).

          "Related Parties" shall mean, with respect to any specified Person, such Person's Affiliates and the respective directors, officers, employees, agents and advisors of such Person and such Person's Affiliates.

          "Release" shall mean disposing, discharging, injecting, spilling, leaking, dumping, emitting, escaping, emptying, seeping, placing, and the like, into or upon any land or water or air, or otherwise entering into the environment.

          "Reportable Event" shall mean an event described in Section 4043(c) of ERISA with respect to a Plan as to which the 30-day notice requirement has not been waived by statute, regulation or otherwise.

          "Required Lenders" shall mean, at any time, Lenders having Credit Exposures and unused Commitments representing more than 50% of the sum of the Aggregate Credit Exposure and unused Commitments at such time, provided that, for the purpose of declaring the Loans to be due and payable pursuant to Article VII, and for all purposes after the Loans become due and payable pursuant to Article VII or the Commitments expire or terminate, (i) the outstanding Competitive Loans of the Lenders shall be added to their respective Credit Exposures and to the Aggregate Credit Exposure and (ii) notwithstanding Section 2.17, the entire amount of Competitive Loans of each Lender shall reduce the unused Commitment of such Lender and shall not reduce the unused Commitment of any other Lender in determining the Required Lenders.

          "Restricted Subsidiary" shall mean, (i) with respect to the Borrower, each Subsidiary that has not been designated as an Unrestricted Subsidiary on Schedule 3.08 Part I and thereafter not designated by a Financial Officer of the Borrower as an Unrestricted Subsidiary after the Closing Date pursuant to Section 9.17 and (ii) with respect to WRECO, each Subsidiary that has not been designated as an Unrestricted Subsidiary on
Schedule 3.08 Part II or thereafter designated by a Financial Officer of WRECO as an Unrestricted Subsidiary after the Closing Date pursuant to
Section 9.17; provided that, until the Control Date has occurred, neither the Company nor any of its subsidiaries shall be considered a Restricted Subsidiary. Upon the occurrence of the Control Date, the Company and its subsidiaries shall be deemed Restricted Subsidiaries unless a Financial Officer of the Borrower shall have designated any of such entities as an Unrestricted Subsidiary after the Closing Date pursuant to Section 9.17.

          "Revolving Borrowing" shall mean a Borrowing consisting of Revolving Loans.

          "Revolving Borrowing Request" shall mean a request made pursuant to Section 2.02(f) in the form of Exhibit A.

          "Revolving Loan" shall mean a Loan made by the Lenders to the Borrower pursuant to Section 2.01.

          "S&P" shall mean Standard & Poor's Corporation, a corporation organized and existing under the laws of the State of New York, and its successors and assigns, and if such corporation shall for any reason no longer perform the functions of a securities rating agency, "S&P" shall be deemed to refer to any other nationally recognized rating agency designated by the Borrower and the Required Lenders.

          "SEC" shall mean the Securities and Exchange Commission or any successor.

          "Senior Bank Financing" shall mean the credit facilities contemplated by (a) this Agreement, (b) the Bridge Facility and (c) the 364-Day Revolving Credit Facility Agreement.

          "Senior Debt" shall mean all Indebtedness of any Person (other than WRECO) which is not expressed to be subordinate and junior in right of payment to any other Indebtedness of such Person, and, with respect to WRECO, shall mean all Indebtedness of WRECO other than Subordinated Debt.

          "Senior Unsecured Long-Term Debt" shall mean the unsecured bonds, debentures, notes or other Indebtedness of the Borrower, designated on its financial statements as senior long-term indebtedness. In the event more than one issue of Senior Unsecured Long-Term Debt shall be outstanding at any relevant time and different credit ratings shall have been issued by S&P or Moody's for such issues, Senior Unsecured Long-Term Debt shall be deemed to refer to the lowest rated issue.

          "Specified Indebtedness" shall mean the Indebtedness set forth in
Schedule 7.01.

          "Statutory Reserves" shall mean a fraction (expressed as a decimal), the numerator of which is the number one, and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the Board and any other banking authority to which the Administrative Agent is subject with respect to the Eurodollar Rate, for eurocurrency funding (currently referred to as "Eurocurrency Liabilities" in Regulation D of the Board). Such reserve percentages shall include those imposed pursuant to such Regulation D. Eurodollar Loans shall be deemed to constitute eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D or any comparable regulation. The Statutory Reserves shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

          "Subordinated Debt" shall mean and include (i) Subordinated Promissory Notes of WRECO, in substantially the form annexed as Exhibit F hereto, and (ii) any other Indebtedness of WRECO now or hereafter created, issued or assumed which at all times is evidenced by a written instrument or instruments containing or having applicable thereto subordination provisions substantially the same as those in said Exhibit F hereto, providing for the subordination of such Indebtedness to such other Indebtedness of WRECO as shall be specified or characterized in such subordination provisions.

          "subsidiary" shall mean, with respect to any Person (herein referred to as the "parent"), any corporation, partnership, association or other business entity (a) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power to elect a majority of the board of directors or more than 50% of the general partnership interests are, at the time any determination is being made, owned, controlled or held, or (b) which is, at the time any determination is made, otherwise Controlled, by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent.

          "Subsidiary" shall mean any subsidiary of the Borrower or WRECO, provided that neither the Company nor any of its subsidiaries shall be considered a Subsidiary until the Control Date has occurred, and provided further that there shall be excluded from this definition (i) Nelson Forests Joint Venture, a joint venture formed under the laws of New Zealand, (ii) Wapawekka Lumber Ltd., a limited partnership formed under the laws of Saskatchewan, and (iii)

Monterra Lumber Mills Limited, a limited partnership formed under the laws of Ontario, for so long as such business entities shall not be Controlled by the Borrower or any of its subsidiaries.

          "Surviving Senior Credit Facilities" shall mean the Existing Senior Credit Facilities outstanding immediately before and after giving effect to the consummation of the Transactions. "Swing Line Borrowing" shall mean a Borrowing consisting of Swing Line Loans.

          "Swing Line Borrowing Request" shall mean a request made pursuant to Section 2.03(b) in the form of Exhibit B.

          "Swing Line Exposure" shall mean, at any time, the aggregate principal amount of all Swing Line Loans outstanding at such time made by the Swing Line Bank. The Swing Line Exposure of any Lender at any time shall mean its Applicable Percentage of the aggregate Swing Line Exposure at such time.

          "Swing Line Loan" shall mean a Loan made by (i) the Swing Line Bank pursuant to Section 2.03(a), or (ii) any Lender pursuant to Section 2.03(c).

          "Tender Offer" shall mean the offer by Purchaser to acquire through a tender offer for cash all of the outstanding shares of common stock of the Company, including the related preferred stock purchase rights of the Company, as more specifically set forth in the Tender Offer Statement.

          "Tender Offer Statement" shall mean the offering memorandum dated November 29, 2000 setting forth the terms and conditions of the Tender Offer, as such offering memorandum may be amended, supplemented or otherwise modified from time to time.

          "Termination Date" shall mean February 8, 2007.

          "364-Day Revolving Credit Facility Agreement" shall mean the 364-Day Revolving Credit Facility Agreement dated as of even date herewith, entered into by and among the Borrower, WRECO, the lenders party thereto from time to time, the Syndication Agent, the Administrative Agent and the Co-Documentation Agents, as such agreement may be amended, restated, supplemented or otherwise modified from time to time.

          "Total Adjusted Shareholders' Interest" shall mean, at any time, the amount of the preferred, preference and common shares accounts plus (or minus in the case of a deficit) the amount of other capital and retained earnings, in accordance with GAAP, of the Borrower and its consolidated Subsidiaries, less treasury common shares and the aggregate net book value (after deducting any reserves applicable thereto) of all items of the following character which are included in the consolidated assets of the Borrower and its consolidated Subsidiaries:

          (a) investments in Unrestricted Subsidiaries; and

          (b) without duplication, investments by the Borrower and its consolidated Subsidiaries in WRECO and its consolidated Subsidiaries.

No effect shall be given for any increases or decreases attributable to unrealized foreign exchange gains or losses resulting from the application of FASB Statement 52.

          "Total Commitment" shall mean at any time the aggregate amount of the Commitments as in effect at such time, and on the date hereof shall mean $2,000,000,000.

          "Total Funded Indebtedness" with respect to the Borrower shall mean, at any time, the aggregate principal amount of all Indebtedness (other than Guarantees by such Person of Indebtedness of others) for borrowed money or for the deferred purchase price of property and Capital Lease Obligations of the Borrower and its consolidated Subsidiaries, excluding (a) the Indebtedness of Unrestricted Subsidiaries, and (b) without duplication, the Indebtedness of WRECO and its consolidated Subsidiaries.

          "Transaction-Related Event of Default" shall mean any default or event of default under any indentures, agreements or other documentation evidencing the Specified Indebtedness, provided that such default or event of default shall have occurred or be continuing solely by reason of the consummation by the Borrower or any of its Subsidiaries of any of the Transactions.

          "Transactions" shall have the meaning given such term in Section
3.02.

          "Transferee" shall have the meaning given such term in Section
2.20.

          "Type" when used in respect of any Loan or Borrowing, shall refer to the Rate by reference to which interest on such Loan or on the Loans comprising such Borrowing is determined. For purposes hereof, "Rate" shall include the Eurodollar Rate, the Base Rate and the Competitive Bid Rate.

          "Unfunded Current Liability" of any Plan shall mean the amount, if any, by which the present value of the accrued benefits under the Plan as of the close of its most recent plan year, determined in accordance with Statement of Financial Accounting Standards No. 35, based upon the actuarial assumptions used by the Plan's actuary in the most recent annual valuation of the Plan, exceeds the fair market value of the assets allocable thereto, determined in accordance with Section 412 of the Code.

          "Unrestricted Subsidiary" shall mean, (i) with respect to the Borrower, each Subsidiary that has been designated as an Unrestricted Subsidiary on Schedule 3.08 Part I and any Subsidiary which has been designated by a Financial Officer of the Borrower as an Unrestricted Subsidiary after the Closing Date pursuant to Section 9.17, and (ii) with respect to WRECO, each Subsidiary that has been designated as an Unrestricted Subsidiary on Schedule 3.08 Part II and any Subsidiary which has been designated by a Financial Officer of WRECO as an Unrestricted Subsidiary after the Closing Date pursuant to Section 9.17.

          "Utilization Fee" shall have the meaning given such term in
Section 2.09(e).

          "WRECO" shall mean Weyerhaeuser Real Estate Company, a Washington corporation.

          "WRECO/Weyerhaeuser Subordinated Debt" shall mean the Subordinated Promissory Notes issued by WRECO to Weyerhaeuser described in clause (i) of the definition of "Subordinated Debt."

          Section 1.02 Terms Generally. The definitions in Section 1.01 shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation". All references herein to Articles, Sections, Exhibits and Schedules shall be deemed references to Articles and Sections of, and Exhibits and Schedules to, this Agreement unless the context shall otherwise require.

          Section 1.03 Accounting Terms; GAAP. Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time; provided that, if the Borrower notifies the Administrative Agent that the Borrower requests an amendment to any provision hereof to eliminate the effect of any change occurring after the date hereof in GAAP or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Borrower that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith.

                                ARTICLE II

                                THE CREDITS

          Section 2.01 Commitments. Subject to the terms and conditions and relying upon the representations and warranties herein set forth, each Lender agrees, severally and not jointly, to make Revolving Loans to the Borrower upon request, at any time and from time to time on and after the date hereof and until the earlier of the Termination Date and the termination of the Commitments of such Lender, for such Lender in an aggregate principal amount at any time outstanding not to exceed such Lender's Commitment at such time, minus, in each case, the amount by which the Competitive Loans outstanding at such time shall be deemed pursuant to
Section 2.17 to have utilized such Lender's Commitment, subject, however, to the conditions that:

          (a) at no time shall the outstanding aggregate principal amount of all Loans made by all Lenders and the Swing Line Bank plus the L/C Exposure of such Lenders at such time exceed the Total Commitment; and

          (b) at all times the outstanding aggregate principal amount of all Revolving Loans made by each Lender shall equal the product of (i) the Applicable Percentage times (ii) the outstanding aggregate principal amount of all Revolving Loans made pursuant to Section 2.02.

          Each Lender's Commitments are set forth opposite its name in
Schedule 2.01, or in the case of each assignee that becomes a party hereto pursuant to Section 9.04, on the Register maintained by the Administrative Agent pursuant to Section 9.04(c).

          Within the foregoing limits, the Borrower may borrow, pay or prepay and reborrow hereunder, on and after the Closing Date and prior to the Termination Date, subject to the terms, conditions and limitations set forth herein.

          Section 2.02 Loans. (a) Each Revolving Loan shall be made as part of a Revolving Borrowing consisting of Revolving Loans made by the Lenders ratably in accordance with their respective Commitments; provided, however, that the failure of any Lender to make any Revolving Loan shall not in and of itself relieve any other Lender of its obligation to lend hereunder (it being understood, however, that no Lender shall be responsible for the failure of any other Lender to make any Revolving Loan required to be made by such other Lender). Each Competitive Loan shall be made in accordance with the procedures set forth in Section 2.05. The Loans (other than Swing Line Loans) comprising any Borrowing (other than a Swing Line Borrowing) shall be in an aggregate principal amount which is an integral multiple of $1,000,000 and not less than $25,000,000 (or an aggregate principal amount equal to the remaining balance of the available Commitments).

          (b) Each Revolving Borrowing shall be comprised entirely of Eurodollar Loans or Base Rate Loans, as the Borrower may request pursuant to paragraph (f) hereof and each Competitive Borrowing shall be comprised entirely of Eurodollar Loans or Fixed Rate Loans as the Borrower may request in accordance with Section 2.05. Each Lender may at its option make any Eurodollar Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan; provided that any exercise of such option shall not (i) affect the obligation of the Borrower to repay such Loan in accordance with the terms of this Agreement and (ii) entitle such Lender to any amounts related to Sections 2.14 or 2.15 to which amounts such Lender would not be entitled if such Lender had made such Loan itself through its domestic branch. Borrowings of more than one Type may be outstanding at the same time; provided, however, that the Borrower shall not be entitled to request any Revolving Borrowing which, if made, would result in an aggregate of more than twenty (20) separate Revolving Loans from any Lender being outstanding hereunder at any one time. For purposes of the foregoing, Revolving Loans (other than Base Rate Loans) having different Interest Periods, regardless of whether they commence on the same date, shall be considered separate Revolving Loans.

          (c) Each Lender shall make each Loan (other than a Swing Line
Loan) to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds to the Administrative Agent in New York, New York, not later than 12:00 noon (or in the case of Base Rate Loans, 2:00 p.m.), New York City time, and the Administrative Agent shall by 3:00 p.m., New York City time, credit the amounts so received to the general deposit account of the Borrower maintained with the Administrative Agent or, if a Borrowing (other than a Swing Line Borrowing) shall not occur on such date because any condition precedent herein specified shall not have been met, return the amounts so received to the respective Lenders. Competitive

Loans shall be made by the Lender or Lenders whose Competitive Bids therefor are accepted pursuant to Section 2.05 in the amount so accepted, and Revolving Loans shall be made by the Lenders pro rata in accordance with Section 2.17. Unless the Administrative Agent shall have received notice from a Lender prior to the date of any Revolving Borrowing that such Lender will not make available to the Administrative Agent such Lender's portion of such Borrowing, the Administrative Agent may assume that such Lender has made such portion available to the Administrative Agent on the date of such Revolving Borrowing in accordance with this paragraph (c) and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount. If and to the extent that such Lender shall not have made such portion available to the Administrative Agent, such Lender and the Borrower agree to repay to the Administrative Agent forthwith on demand such corresponding amount together with interest thereon, for each day from the date such amount is made available to the Borrower until the date such amount is repaid to the Administrative Agent at (i) in the case of the Borrower, the interest rate applicable at the time to the Revolving Loans comprising such Borrowing and
(ii) in the case of such Lender, the Federal Funds Rate. If such Lender shall repay to the Administrative Agent such corresponding amount, such amount shall constitute such Lender's Revolving Loan as part of such Revolving Borrowing for purposes of this Agreement.

          (d) Notwithstanding any other provision of this Agreement, the Borrower shall not be entitled to request any Revolving Borrowing with an Interest Period ending after the Termination Date.

          (e) If the Fronting Bank shall not have received the payment required to be made by the Borrower pursuant to Section 2.04(e) within the time specified in such Section, the Fronting Bank will promptly notify the Administrative Agent of the L/C Disbursement and the Administrative Agent will promptly notify each Lender of such L/C Disbursement and its Applicable Percentage thereof. Not later than 2:00 p.m., New York City time, on such date (or, if such Lender shall have received such notice later than 12:00 noon, New York City time, on any day, no later than 10:00 a.m., New York City time, on the immediately following Business Day), each Lender will make available the amount of its Applicable Percentage of such L/C Disbursement (it being understood that such amount shall be deemed to constitute a Base Rate Loan of such Lender and such payment shall be deemed to have reduced the L/C Exposure) in immediately available funds, to the Administrative Agent in New York, New York, and the Administrative Agent will promptly pay to the Fronting Bank amounts so received by it from the Lenders. The Administrative Agent will promptly pay to the Fronting Bank any amounts received by it from such Borrower pursuant to Section 2.04(e) prior to the time that any Lender makes any payment pursuant to this paragraph (e), and any such amounts received by the Administrative Agent thereafter will be promptly remitted by the Administrative Agent to the Lenders that shall have made such payments and to the Fronting Bank, as their interests may appear. If any Lender shall not have made its Applicable Percentage of such L/C Disbursement available to the Administrative Agent as provided above, such Lender agrees to pay interest on such amount, for each day from and including the date such amount is required to be paid in accordance with this paragraph to but excluding the date such amount is paid, to the Administrative Agent for the account of the Fronting Bank at, for the first such day, the Federal Funds Rate, and for each day thereafter, the Base Rate.

          (f) In order to request a Revolving Borrowing, the Borrower shall hand deliver or telecopy to the Administrative Agent a Revolving Borrowing Request in the form of Exhibit A (a) in the case of a Eurodollar Borrowing, not later than 12:00 noon, New York City time, three Business Days before a proposed borrowing and (b) in the case of a Base Rate Borrowing, not later than 12:00 noon, New York City time, on the day of a proposed borrowing. Such notice shall be irrevocable and shall in each case specify (i) whether the Revolving Borrowing then being requested is to be a Eurodollar Borrowing or a Base Rate Borrowing; (ii) the date of such Revolving Borrowing (which shall be a Business Day) and the amount thereof; and (iii) if such Revolving Borrowing is to be a Eurodollar Borrowing, the Interest Period with respect thereto. If no election as to the Type of Revolving Borrowing is specified in any such notice, then the requested Revolving Borrowing shall be a Base Rate Borrowing. If no Interest Period with respect to any Eurodollar Borrowing is specified in any such notice, then the Borrower shall be deemed to have selected an Interest Period of one month's duration. The Administrative Agent shall promptly advise the Lenders of any notice given pursuant to this Section 2.02(f) and of each Lender's portion of the requested Borrowing.

          Section 2.03 Swing Line Loans. (a) The Borrower may request the Swing Line Bank to make, and the Swing Line Bank shall make, on the terms and conditions hereinafter set forth, Swing Line Loans to the Borrower from time to time on any Business Day during the period from the date hereof until the Termination Date in an aggregate amount not to exceed at any time outstanding $20,000,000; subject, however, to the condition that at no time shall the outstanding aggregate principal amount of all Loans made by all Lenders and the Swing Line Bank plus the L/C Exposure of such Lenders at such time exceed the Total Commitment. No Swing Line Loan shall be used for the purpose of funding the payment of principal of any other Swing Line Loan. Each Swing Line Borrowing shall be in an amount of $1,000,000 or an integral multiple of $100,000 in excess thereof and shall be made as a Base Rate Loan.

          (b) In order to request a Swing Line Borrowing, the Borrower shall hand deliver or telecopy to the Swing Line Bank and the Administrative Agent a Swing Line Borrowing Request in the form of Exhibit B not later than 3:00 p.m., New York City time, on the day of a proposed borrowing. Such notice shall be irrevocable and shall in each case specify
(i) the date of such Swing Line Borrowing (which shall be a Business Day) and the amount thereof; and (ii) the maturity of such Swing Line Borrowing (which maturity shall be no later than the seventh day after the requested date of such Swing Line Borrowing). The Swing Line Bank will make the amount thereof available to the Administrative Agent on the proposed date thereof by wire transfer of immediately available funds to the Administrative Agent in New York, New York, not later than 4:00 p.m., New York City time, and the Administrative Agent shall by 5:00 p.m., New York City time, credit the amount so received to the general deposit account of the Borrower maintained with the Administrative Agent or, if a Swing Line Borrowing shall not occur on such date because any condition precedent herein specified shall not have been met, return the amount so received to the Swing Line Bank.

          (c) Upon written demand by the Swing Line Bank, with a copy of such demand to the Administrative Agent, each other Lender shall purchase from the Swing Line Bank, and the Swing Line Bank shall sell and assign to each such other Lender, such other Lender's Applicable Percentage of such Swing Line Loan as of the date of such demand, by making available to the Administrative Agent in New York, New York for the account of the Swing Line Bank by wire transfer of immediately available funds, an amount equal to the portion of the outstanding principal amount of such Swing Line Loan to be purchased by such Lender. The Borrower hereby agrees to each such sale and assignment. Each Lender agrees to purchase its Applicable Percentage of an outstanding Swing Line Loan on (i) the Business Day on which demand therefor is made by the Swing Line Bank, provided that notice of such demand is given not later than 12:00 noon, New York City time, on such Business Day or (ii) the first Business Day next succeeding such demand if notice of such demand is given after such time. If and to the extent that any Lender shall not have so made the amount of such Swing Line Loan available to the Administrative Agent, such Lender agrees to pay to the Administrative Agent forthwith on demand such amount together with interest thereon, for each day from the date of demand by the Swing Line Bank until the date such amount is paid to the Administrative Agent, at the Federal Funds Rate. If such Lender shall pay to the Administrative Agent such amount for the account of the Swing Line Bank on any Business Day, such amount so paid in respect of principal shall constitute a Swing Line Loan made by such Lender on such Business Day for purposes of this Agreement, and the outstanding principal amount of the Swing Line Loan made by the Swing Line Bank shall be reduced by such amount on such Business Day.

          Section 2.04 Letters of Credit. (a) General. The Borrower may from time to time request the issuance of Letters of Credit for its own account (for obligations of such Borrower or any of its Subsidiaries), denominated in dollars, in form reasonably acceptable to the Administrative Agent and the Fronting Bank, at any time and from time to time while the Commitments remain in effect. This Section shall not be construed to impose an obligation upon the Fronting Bank to issue any Letter of Credit that is inconsistent with the terms and conditions of this Agreement.

          (b) Notice of Issuance, Amendment, Renewal, Extension; Certain Conditions. In order to request the issuance of a Letter of Credit (or to amend, renew or extend an existing Letter of Credit), the Borrower shall hand deliver or telecopy to the Fronting Bank and the Administrative Agent (reasonably in advance of the requested date of issuance, amendment, renewal or extension) a notice requesting the issuance of a Letter of Credit, or identifying the Letter of Credit to be amended, renewed or extended, the date of issuance, amendment, renewal or extension, the date on which such Letter of Credit is to expire (which shall comply with paragraph (c) below), the amount of such Letter of Credit, the name and address of the beneficiary thereof and such other information as shall be necessary to prepare such Letter of Credit. A Letter of Credit shall be issued, amended, renewed or extended only if, and upon issuance, amendment, renewal or extension of each Letter of Credit the Borrower shall be deemed to represent and warrant that, after giving effect to such issuance, amendment, renewal or extension (A) the L/C Exposure shall not exceed $200,000,000 and (B) the sum of (i) the Aggregate Credit Exposure and (ii) the aggregate principal amount of outstanding Competitive Loans shall not exceed the Total Commitment.

          (c) Expiration Date. Each Letter of Credit shall expire at the close of business on the date that is five Business Days prior to the Termination Date, unless such Letter of Credit expires by its terms on an earlier date.

          (d) Participations. By the issuance of a Letter of Credit and without any further action on the part of the Fronting Bank or the Lenders, the Fronting Bank hereby grants to each

Lender, and each such Lender hereby acquires from the Fronting Bank, a participation in such Letter of Credit equal to such Bank's Applicable Percentage from time to time of the aggregate amount available to be drawn under such Letter of Credit, effective upon the issuance of such Letter of Credit. In consideration and in furtherance of the foregoing, each Lender hereby absolutely and unconditionally agrees to pay to the Administrative Agent, for the account of the Fronting Bank, such Lender's proportionate share of each L/C Disbursement made by the Fronting Bank and not reimbursed by the Borrower forthwith on the date due as provided in Section 2.02(e). Each Lender acknowledges and agrees that its obligation to acquire participations pursuant to this paragraph in respect of Letters of Credit is absolute and unconditional and shall not be affected by any circumstance whatsoever, including the occurrence and continuance of a Default or an Event of Default or the termination of the Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever.

          (e) Reimbursement. If the Fronting Bank shall make any L/C Disbursement in respect of a Letter of Credit, the Borrower shall pay to the Administrative Agent an amount equal to such L/C Disbursement not later than the Business Day after the Borrower shall have received notice from the Fronting Bank that payment of such draft has been made.

          (f) Obligations Absolute. The Borrower's obligations to reimburse L/C Disbursements as provided in paragraph (e) above shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement, under any and all circumstances whatsoever, and irrespective of:

     (i) any lack of validity or enforceability of any Letter of Credit or any Loan Document, or any term or provision therein;

    (ii) any amendment or waiver of or any consent to departure from all or any of the provisions of any Letter of Credit or any Loan Document;

   (iii) the existence of any claim, setoff, defense or other right that the Borrower, any other party guaranteeing, or otherwise obligated with, the Borrower or any subsidiary or other affiliate thereof or any other person may at any time have against the beneficiary under any Letter of Credit, the Fronting Bank, the Administrative Agent or any Lender or any other person, whether in connection with this Agreement, any other Loan Document or any other related or unrelated agreement or transaction;

    (iv) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect;

     (v) payment by the Fronting Bank under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of such Letter of Credit; and

    (vi) any other act or omission to act or delay of any kind of the Fronting Bank, the Lenders, the Administrative Agent or any other person or any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section, constitute a legal or equitable discharge of the Borrower's obligations hereunder.

provided, however, that the foregoing shall not be construed to excuse the Fronting Bank from liability to the Borrower to the extent of any direct damages (as opposed to consequential damages, claims in respect of which are hereby waived by the Borrower to the extent permitted by applicable law) suffered by the Borrower that are caused by the Fronting Bank's gross negligence or willful misconduct in determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof.

          It is understood that the Fronting Bank may accept documents that appear on their face to be in order, without responsibility for further investigation, regardless of any notice or information to the contrary and, in making any payment under any Letter of Credit (i) the Fronting Bank's exclusive reliance on the documents presented to it under such Letter of Credit as to any and all matters set forth therein, including reliance on the amount of any draft presented under such Letter of Credit, whether or not the amount due to the beneficiary thereunder equals the amount of such draft and whether or not any document presented pursuant to such Letter of Credit proves to be insufficient in any respect, if such document on its face appears to be in order, and whether or not any other statement or any other document presented pursuant to such Letter of Credit proves to be forged or invalid or any statement therein proves to be inaccurate or untrue in any respect whatsoever and (ii) any noncompliance in any immaterial respect of the documents presented under such Letter of Credit with the terms thereof shall, in each case, be deemed not to constitute willful misconduct or gross negligence of the Fronting Bank.

          (g) Disbursement Procedures. The Fronting Bank shall, promptly following its receipt thereof, examine all documents purporting to represent a demand for payment under a Letter of Credit. The Fronting Bank shall as promptly as possible give telephonic notification, confirmed by telecopy, to the Administrative Agent and the Borrower of such demand for payment and whether the Fronting Bank has made or will make an L/C Disbursement thereunder; provided that any failure to give or delay in giving such notice shall not relieve the Borrower of its obligation to reimburse the Fronting Bank and the Lenders with respect to any such L/C Disbursement. The Administrative Agent shall promptly give each Lender notice thereof.

          (h) Interim Interest. If the Fronting Bank shall make any L/C Disbursement in respect of a Letter of Credit, then, unless the Borrower shall reimburse such L/C Disbursement in full on the date thereof, the unpaid amount thereof shall bear interest for the account of the Fronting Bank, for each day from and including the date of such L/C Disbursement, to but excluding the earlier of the date of payment by the Borrower or the date on which interest shall commence to accrue on the Base Rate Loans resulting from such L/C Disbursement as provided in Section 2.02(e), at the rate per annum that would apply to such amount if such amount were a Base Rate Loan.

          (i) Cash Collateralization. If any Event of Default shall occur and be continuing, the Borrower shall, on the Business Day it receives notice from the Administrative Agent or the Required Lenders thereof and of the amount to be deposited, deposit in an account with the Administrative Agent, for the benefit of the Lenders, an amount in cash equal to the portion of the L/C Exposure attributable to Letters of Credit issued for the account of the Borrower and outstanding as of such date. Such deposit shall be held by the Administrative Agent as collateral for the payment and performance of the obligations under this Agreement. The Administrative Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such account. Such deposits shall not bear interest. Moneys in such account shall automatically be applied by the Administrative Agent to reimburse the Fronting Bank for L/C Disbursements attributable to Letters of Credit issued for the account of the Borrower depositing such moneys for which the Fronting Bank has not been reimbursed, and any remaining amounts will either (i) be held for the satisfaction of the reimbursement obligations of the Borrower for the L/C Exposure at such time or (ii) if the maturity of the Loans of the Borrower has been accelerated, be applied to satisfy the obligations of such Borrower under this Agreement. If the Borrower is required to provide an amount of cash collateral hereunder as a result of the occurrence of an Event of Default, such amount (to the extent not applied as aforesaid) shall be returned to the Borrower within three Business Days after all Events of Default have been cured or waived.

          Section 2.05 Competitive Bid Procedure. (a) Subject to the terms and conditions set forth herein, from time to time during the period from and including the Closing Date to but excluding the Termination Date, the Borrower may request Competitive Bids and may (but shall not have any obligation to) accept Competitive Bids and borrow Competitive Loans; provided that the sum of (i) the Aggregate Credit Exposure and (ii) the aggregate principal amount of outstanding Competitive Loans at any time shall not exceed the Total Commitment. To request Competitive Bids, the applicable Borrower shall notify the Administrative Agent of such request by telephone, in the case of a Eurodollar Borrowing, not later than 11:00 a.m., New York City time, four Business Days before the date of the proposed Borrowing and, in the case of a Fixed Rate Borrowing, not later than 10:00 a.m., New York City time, one Business Day before the date of the proposed Borrowing. Each such telephonic Competitive Bid Request shall be confirmed promptly by hand delivery or telecopy to the Administrative Agent of a written Competitive Bid Request in a form approved by the Administrative Agent and signed by the Borrower. Each such telephonic and written Competitive Bid Request shall specify the following information in compliance with Section 2.02:

        (iii)  the aggregate amount of the requested Borrowing;

         (iv)  the date of such Borrowing, which shall be a Business Day;

          (v) whether such Borrowing is to be a Eurodollar Borrowing or a Fixed Rate Borrowing;

         (vi) the Interest Period to be applicable to such Borrowing, which shall be a period contemplated by the definition of the term "Interest Period"; and

        (vii) the location and number of the Borrower's account to which funds are to be disbursed.

Promptly following receipt of a Competitive Bid Request in accordance with this Section, the Administrative Agent shall notify the Lenders of the details thereof by telecopy, inviting the Lenders to submit Competitive Bids.

          (b) Each Lender may (but shall not have any obligation to) make one or more Competitive Bids to the applicable Borrower in response to a Competitive Bid Request. Each Competitive Bid by a Lender must be in a form approved by the Administrative Agent and must be received by the Administrative Agent by telecopy, in the case of a Eurodollar Competitive Borrowing, not later than 12:00 noon, New York City time, three Business Days before the proposed date of such Competitive Borrowing, and in the case of a Fixed Rate Borrowing, not later than 12:00 noon, New York City time, on the proposed date of such Competitive Borrowing. Competitive Bids that do not conform substantially to the form approved by the Administrative Agent may be rejected by the Administrative Agent, and the Administrative Agent shall notify the applicable Lender as promptly as practicable. Each Competitive Bid shall specify (i) the principal amount (which shall be a minimum of $5,000,000 and an integral multiple of $1,000,000 and which may equal the entire principal amount of the Competitive Borrowing requested by the Borrower) of the Competitive Loan or Loans that the Lender is willing to make, (ii) the Competitive Bid Rate or Rates at which the Lender is prepared to make such Loan or Loans (expressed as a percentage rate per annum in the form of a decimal to no more than four decimal places) and (iii) the Interest Period applicable to each such Loan and the last day thereof.

          (c) The Administrative Agent shall promptly notify the Borrower by telecopy of the Competitive Bid Rate and the principal amount specified in each Competitive Bid and the identity of the Lender that shall have made such Competitive Bid.

          (d) Subject only to the provisions of this paragraph, the Borrower may accept or reject any Competitive Bid. The Borrower shall notify the Administrative Agent by telephone, confirmed by telecopy in a form approved by the Administrative Agent, whether and to what extent it has decided to accept or reject each Competitive Bid, in the case of a Eurodollar Competitive Borrowing, not later than 1:00 p.m., New York City time, three Business Days before the date of the proposed Competitive Borrowing, and in the case of a Fixed Rate Borrowing, not later than 1:00 p.m., New York City time, on the proposed date of the Competitive Borrowing; provided that (i) the failure of the Borrower to give such notice shall be deemed to be a rejection of each Competitive Bid, (ii) the Borrower shall not accept a Competitive Bid made at a particular Competitive Bid Rate if the Borrower rejects a Competitive Bid made at a lower Competitive Bid Rate, (iii) the aggregate amount of the Competitive Bids accepted by the Borrower shall not exceed the aggregate amount of the requested Competitive Borrowing specified in the related Competitive Bid Request, (iv) to the extent necessary to comply with clause (iii) above, the Borrower may accept Competitive Bids at the same Competitive Bid Rate in part, which acceptance, in the case of multiple Competitive Bids at such Competitive Bid Rate, shall be made pro rata in accordance with the amount of each such Competitive Bid, and (v) except pursuant to clause (iv) above, no Competitive Bid shall be accepted for a Competitive Loan unless such Competitive Loan is in a minimum principal amount of $5,000,000 and an integral multiple of $1,000,000; provided further that if a Competitive Loan must be in an amount less than $5,000,000 because of the provisions of clause (iv) above, such Competitive Loan may be for a minimum of $1,000,000 or any integral multiple thereof, and in calculating the pro rata allocation of acceptances of portions of multiple Competitive Bids at a particular Competitive Bid Rate pursuant to clause (iv) the amounts shall be rounded to integral multiples of $1,000,000 in a manner determined by the Borrower. A notice given by the Borrower pursuant to this paragraph shall be irrevocable.

          (e) The Administrative Agent shall promptly notify each bidding Lender by telecopy whether or not its Competitive Bid has been accepted (and, if so, the amount and Competitive Bid Rate so accepted), and each successful bidder will thereupon become bound, subject to the terms and conditions hereof, to make the Competitive Loan in respect of which its Competitive Bid has been accepted.

          (f) If the Administrative Agent shall elect to submit a Competitive Bid in its capacity as a Lender, it shall submit such Competitive Bid directly to the Borrower at least one quarter of an hour earlier than the time by which the other Lenders are required to submit their Competitive Bids to the Administrative Agent pursuant to paragraph
(b) of this Section.

          (g) The Borrower shall pay, for each Competitive Bid Request submitted pursuant to Section 2.05(a), an auction fee to the Administrative Agent in an amount to be agreed by and between the Borrower and the Administrative Agent. Such auction fee shall be due and owing irrespective of whether any Lender submits a Competitive Bid pursuant to such Competitive Bid Request.

          Section 2.06 Conversion and Continuation of Revolving Loans. (a) The Borrower shall, with respect to its Revolving Borrowings, have the right at any time, upon prior irrevocable written notice to the Administrative Agent given in the manner and at the times specified in
Section 2.02(f), with respect to the Type of Revolving Borrowing into which conversion or continuation is to be made, to convert any of its Revolving Borrowings into a Revolving Borrowing of a different Type and to continue any of its Eurodollar Borrowings into a subsequent Interest Period of any permissible duration, subject to the terms and conditions of this Agreement and to the following:

          (i) each conversion or continuation shall be made pro rata among the Lenders in accordance with the respective principal amounts of Revolving Loans comprising the converted or continued Revolving Borrowing;

          (ii) if less than all the outstanding principal amount of any Revolving Borrowing shall be converted or continued, the aggregate principal amount of such Revolving Borrowing converted and/or continued shall in each case not be less than the minimum amount set forth in Section 2.02;

          (iii) if a Eurodollar Borrowing is converted at any time other than on the last day of the Interest Period applicable thereto, the Borrower shall pay any amount due pursuant to Section 2.16;

          (iv) with respect to a Revolving Borrowing, if such Revolving Borrowing is to be converted into a Eurodollar Borrowing or if a Eurodollar Borrowing is to be continued, no Interest Period selected shall extend beyond the Termination Date;

          (v) interest accrued to the day immediately preceding each date of conversion or continuation shall be payable on each Revolving Borrowing that is converted or continued concurrently with such conversion or continuation; and

          (vi) Competitive Borrowings may not be converted or continued.

          (b) Each notice given pursuant to Section 2.06(a) shall be irrevocable and shall refer to this Agreement and specify (i) the identity and the amount of the Revolving Borrowing that the Borrower requests to be converted or continued; (ii) whether such Borrowing (or any part thereof) is to be converted or continued as a Base Rate Borrowing or a Eurodollar Borrowing; (iii) if such notice requests a conversion, the date of such conversion (which shall be a Business Day); and (iv) if such Borrowing (or any part thereof) is to be converted to or continued as a Eurodollar Borrowing, the Interest Period with respect thereto. If no Interest Period is specified in any such notice with respect to any conversion to or continuation as a Eurodollar Borrowing, then the Borrower shall be deemed to have selected an Interest Period of one month's duration, in the case of a Eurodollar Borrowing. The Administrative Agent shall advise the Lenders of any notice given pursuant to Section 2.06(a) and of each Lender's portion of any converted or continued Borrowing.

          (c) If the Borrower shall not have given notice in accordance with this Section 2.06 to continue any Eurodollar Borrowing into a subsequent Interest Period (and shall not otherwise have given notice in accordance with this Section 2.06 to convert such Eurodollar Borrowing), such Eurodollar Borrowing shall automatically be converted into a Base Rate Borrowing. In the event of the occurrence and continuation of a Default or an Event of Default (i) all Eurodollar Borrowings of the Borrower shall be converted into Base Rate Borrowings on the last day of the Interest Period then in effect, and (ii) no Base Rate Borrowing may be converted into a Borrowing of another Type so long as a Default or Event of Default continues to exist.

          Section 2.07 Fees. (a) The Borrower agrees to pay to each Lender, through the Administrative Agent, on each March 31, June 30, September 30 and December 31 and on the date on which the Commitment of such Lender shall be terminated as provided herein, a facility fee (each, a "Facility Fee," and collectively, the "Facility Fees"), calculated as specified below, on the amount of the Commitment of such Lender, whether used or unused, during the preceding quarter (or shorter period commencing with the Closing Date or ending with the Termination Date applicable to such Lender or any date on which the Commitment of such Lender shall be terminated). All facility fees shall be computed on the basis of a year of 365 or 366 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day). The Facility Fee due to each Lender shall commence to accrue on the Closing Date and shall cease to accrue on the earlier of the Termination Date applicable to such Lender and the termination of the Commitment of such Lender as provided herein.

          The Facility Fee for each Lender shall be calculated as a per annum rate in an amount equal to the product of such Lender's Commitment hereunder and the applicable percentage specified in the table below, to be determined based upon the Ratings received from S&P and Moody's by the
Borrower:

-------------------------------------------------------------------------------
               Level 1      Level 2    Level 3   Level 4      Level 5
               -------      -------    -------   -------      -------
S&P:         A- or better     BBB+       BBB      BBB-       Below BBB-
Moody's:     A3 or better     Baa1       Baa2     Baa3       Below Baa3

-------------------------------------------------------------------------------
               0.1000%      0.1250%    0.1500%   0.2000%      0.2500%
-------------------------------------------------------------------------------

          The Facility Fees shall change effective as of the date on which the applicable rating agency announces any change in its Ratings. In the event either S&P or Moody's shall withdraw or suspend its Ratings, the remaining Rating announced by either S&P or Moody's, as the case may be, shall apply. In the event neither agency shall provide a Rating, the Facility Fees shall be based on the lowest rating provided above. If the Ratings by S&P and Moody's are split so that two consecutive Levels (as defined in the table above) apply, the higher of those Ratings shall determine the applicable percentage to calculate the Facility Fee. If the Ratings by S&P and Moody's are split so that the applicable Levels in the table above are separated by only one intermediate Level, then such intermediate Level shall determine the applicable percentage to calculate the Facility Fee. If the Ratings by S&P and Moody's are split so that the applicable Levels in the table above are separated by two intermediate Levels, then the intermediate Level representing the lowest Rating shall determine the applicable percentage to calculate the Facility Fee. The Facility Fees shall be calculated by the Administrative Agent, which calculation absent manifest error shall be final and binding on all parties.

          (b) The Borrower agrees to pay the Administrative Agent, for its own account, the administration fees (the "Administrative Agent Fees") at the times and in the amounts agreed upon in the letter agreement dated as of December 13, 2001, among the Borrower, Morgan Stanley Senior Funding, Inc., J.P. Morgan Securities Inc. and the Administrative Agent.

          (c) The Borrower agrees to pay (i) to the Administrative Agent for pro rata distribution to each Lender a fee (an "L/C Participation Fee"), for the period from the Closing Date until the Termination Date (or such earlier date as all Letters of Credit shall be canceled or expire and the Total Commitment shall be terminated), on that portion of the average daily L/C Exposure attributable to Letters of Credit issued for the account of the Borrower (excluding the portion thereof attributable to unreimbursed L/C Disbursements), at the rate per annum equal to the Applicable Margin for Eurodollar Loans from time to time in effect for the Borrower and (ii) to the Fronting Bank a fronting fee (a "Fronting Fee"), which shall accrue at the rate of .125% per annum on the average daily amount of the L/C Exposure attributable to Letters of Credit issued for the account of such Borrower (excluding any portion thereof attributable to unreimbursed L/C Disbursements) during the period from and including the Closing Date to but excluding the later of the date of termination of the Revolving Commitments and the date on which there ceases to be any L/C Exposure attributable to Letters of Credit issued for the account of such Borrower, as well as the Fronting Bank's standard fees with respect to the issuance, amendment, renewal or extension of any Letter of Credit or processing of drawings thereunder. L/C Participation Fees and Fronting Fees accrued under this paragraph are payable quarterly in arrears on the last day of each calendar quarter and on the date on which the Total Commitment shall be terminated as provided herein. All L/C Participation Fees and Fronting Fees payable under this paragraph shall be computed on the basis of the number of days actually elapsed over a year of 365 or 366 days.

          (d) All Fees shall be paid on the dates due, in immediately available funds, to the Administrative Agent for prompt distribution, if and as appropriate, among the Lenders. Once paid, none of the Fees shall be refundable under any circumstances.

          Section 2.08 Repayment of Loans; Evidence of Debt. (a) The outstanding principal balance of (i) each Revolving Loan shall be payable on the Termination Date, (ii) each Swing Line Loan shall be payable on the earlier of the maturity date specified in the applicable Swing Line Borrowing Request (which maturity shall be not later than the seventh day after the requested date of such Borrowing) and the Termination Date and
(iii) each Competitive Loan shall be payable on the last day of the Interest Period applicable to such Competitive Loan and on the Termination Date. Each Loan shall bear interest from the date thereof on the outstanding principal balance thereof as set forth in Section 2.09.

          (b) Each Lender shall, and is hereby authorized by the Borrower to, maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrower to such Lender resulting from each Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

          (c) The Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Loan made hereunder, the Class and Type thereof and the Interest Period applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder and (iii) the amount of any sum received by the Administrative Agent hereunder for the account of the Lenders and each Lender's share thereof.

          (d) The entries made in the accounts maintained pursuant to paragraph (b) or (c) of this Section shall be prima facie evidence of the existence and amounts of the obligations recorded therein; provided that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrower to repay its Loans in accordance with the terms of this Agreement.

          (e) Any Lender may request that Loans made by it be evidenced by a promissory note, substantially in the form of Exhibit G attached hereto. In such event, the Borrower shall promptly, and in no event more than ten
(10) Business Days after a request therefor, prepare, execute and deliver to such Lender a promissory note payable to the order of such Lender (or, if requested by such Lender, to such Lender and its registered assigns). Thereafter, the Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 9.04) be represented by one or more promissory notes in such form payable to the order of the payee named therein (or, if such promissory note is a registered note, to such payee and its registered assigns).

          Section 2.09 Interest on Loans. (a) Subject to the provisions of
Section 2.10, the Loans comprising each (i) Eurodollar Borrowing shall bear interest (computed on the basis of the actual number of days elapsed over a year of 360 days) at a rate per annum equal to the Eurodollar Rate for the Interest Period in effect for such Borrowing plus the Applicable Margin, determined pursuant to paragraph (d) below, and (ii) Eurodollar Competitive Loan, at the

Eurodollar Rate for the Interest Period in effect for such Borrowing plus (or minus, as applicable) the Margin applicable to such Loan.

          (b) Subject to the provisions of Section 2.10, the Loans comprising each Base Rate Borrowing shall bear interest (computed on the basis of the actual number of days elapsed over a year of 365 or 366 days, as the case may be) at a rate per annum equal to the Base Rate plus the Applicable Margin.

          (c) Interest on each Eurodollar Loan shall, except as otherwise provided in this Agreement, be payable on the last day of the Interest Period applicable thereto and, in case of a Eurodollar Loan with an Interest Period of more than three months' duration, each day that would have been an Interest Payment Date for such Loan had successive Interest Periods of three months' duration been applicable to such Loan. Interest on each Base Rate Loan shall be payable quarterly in arrears on the last Business Day of each March, June, September and December, except as otherwise provided in this Agreement. The applicable Eurodollar Rate or Base Rate for each Interest Period or day within an Interest Period, as the case may be, shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error. Interest on each Fixed Rate Loan shall be payable on the last day of the Interest Period applicable to the Borrowing of which such Loan is a part and, in the case of a Fixed Rate Borrowing with an Interest Period of more than three months' duration (unless otherwise specified in the applicable Competitive Bid Request), each day prior to the last day of such Interest Period that occurs at intervals of three months' duration after the first day of such Interest Period, and any other dates that are specified in the applicable Competitive Bid Request as interest payment dates with respect to such Borrowing.

          (d) As used herein, "Applicable Margin" shall mean the sum of (i) the applicable percentage per annum specified in the table below, to be determined based upon the Ratings received from S&P and Moody's by the Borrower, and (ii) the Utilization Fee. The applicable percentage referred to in clause (i) of the immediately preceding sentence shall be determined based upon the Ratings, as follows:

-------------------------------------------------------------------------------
                      Level 1       Level 2   Level 3  Level 4   Level 5
                      -------       -------   -------  -------   -------
S&P:               A- or better     BBB+      BBB      BBB-      Below BBB-
Moody's:           A3 or better     Baa1      Baa2     Baa3      Below Baa3
-------------------------------------------------------------------------------
Eurodollar Loan:   0.5250%          0.6250%   0.8500%  1.0500%   1.5000%
-------------------------------------------------------------------------------
Base Rate Loan:    0.0000%          0.0000%   0.0000%  0.0500%   0.5000%
-------------------------------------------------------------------------------

          The Applicable Margin shall change effective as of the date on which the applicable rating agency announces any change in its Ratings. In the event either S&P or Moody's shall withdraw or suspend its Ratings, the remaining Rating announced by either S&P or Moody's, as the case may be, shall apply. In the event neither agency shall provide a Rating, the Applicable Margin shall be based on the lowest rating provided above. If the Ratings by S&P and Moody's are split so that two consecutive Levels (as defined in the table above) apply, the higher of those Ratings shall determine the Applicable Margin. If the Ratings by S&P and Moody's are split so that the applicable Levels in the table above are separated by only one intermediate Level, then such intermediate Level shall determine the Applicable Margin. If the Ratings by S&P and Moody's are split so that the applicable Levels in the table above are separated by two intermediate Levels, then the intermediate Level representing the lowest Rating shall determine the Applicable Margin. The Applicable Margin shall be calculated by the Administrative Agent, which calculation absent manifest error shall be final and binding on all parties.

          (e) As used herein, "Utilization Fee" shall mean (i) a percentage per annum equal to 0.250% for any date on which the sum of (A) the Aggregate Credit Exposure, plus (B) the aggregate principal amount of outstanding Competitive Loans, plus (C) the "Aggregate Credit Exposure" as defined under the 364-Day Revolving Credit Facility Agreement, is equal to or exceeds 33% of the sum of (X) the Total Commitment and (Y) the "Total Commitment" as defined under the 364-Day Revolving Credit Facility Agreement, and (ii) a percentage per annum equal to 0.000% for any other date.

          (f) Subject to the provisions of Section 2.10, the Loans comprising each Fixed Rate Borrowing shall bear interest at the Fixed Rate applicable to such Loans.

          Section 2.10 Default Interest. If the Borrower shall default in the payment of the principal of or interest on any of its Loans or any other amount becoming due hereunder (other than any L/C Disbursement that has been made by the Fronting Bank and not yet due pursuant to the terms of
Section 2.04(e)), whether by scheduled maturity, notice of prepayment, acceleration or otherwise, the Borrower shall on demand from time to time from the Administrative Agent pay interest, to the extent permitted by law, on such defaulted amount up to (but not including) the date of actual payment (after as well as before judgment) at a rate per annum equal to the rate of interest applicable thereto at maturity or due date plus 2%.

          Section 2.11 Alternate Rate of Interest. In the event, and on each occasion, that on the day two Business Days prior to the commencement of any Interest Period for a Eurodollar Borrowing the Administrative Agent (or, in the case of a Eurodollar Competitive Loan, the Lender that is required to make such Loan) shall have determined in good faith that dollar deposits in the principal amounts of the Eurodollar Loans comprising such Borrowing are not generally available in the London interbank market, or that the rates at which such dollar deposits are being offered will not adequately and fairly reflect the cost to the Required Lenders of making or maintaining their Eurodollar Loans during such Interest Period, or that reasonable means do not exist for ascertaining the Eurodollar Rate, the Administrative Agent (or, in the case of a Eurodollar Competitive Loan, the Lender that is required to make such Loan) shall, as soon as practicable thereafter, give written notice of such determination to the Borrower and the Lenders. In the event of any such determination, until the Administrative Agent shall have advised the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist, (i) any request by the Borrower for a Eurodollar Revolving Borrowing pursuant to
Section 2.02 shall be deemed to be a request for a Base Rate Borrowing,
(ii) any request by the Borrower for a conversion to or a continuation of a Eurodollar Revolving Borrowing pursuant to Section 2.06 shall be deemed to be a request for a conversion to a Base Rate Borrowing and (iii) any request for a Eurodollar Competitive Borrowing shall be ineffective; provided that if the circumstances giving rise to such notice do not affect all the Lenders, then requests for

Eurodollar Competitive Borrowings may be made to Lenders that are not affected thereby. Each determination by the Administrative Agent hereunder shall be conclusive absent manifest error.

          Section 2.12 Termination, Reduction and Extension of Commitments.
(a) The unused Commitments of each Lender shall be automatically terminated on the Termination Date.

          (b) Subject to Section 2.13(b), upon at least three Business Days' prior irrevocable written notice to the Administrative Agent, the Borrower may at any time in whole permanently terminate, or from time to time in part permanently reduce, the Total Commitment; provided, however, that (i) each partial reduction shall be in an integral multiple of $1,000,000 and in a minimum principal amount of $25,000,000 and (ii) no such termination or reduction shall be made which would reduce the Total Commitment to an amount less than the sum of the aggregate outstanding principal amount of Loans and the aggregate L/C Exposure.

          (c) The Total Commitment shall be automatically and permanently reduced on each date on which prepayment thereof is required to be made pursuant to Section 2.13(b)(i) in the amount of such prepayment. In addition, the Total Commitment shall be automatically and permanently reduced on each date on which prepayment thereof is required to be made pursuant to Section 2.13(b)(i) in an amount equal to the applicable Reduction Amount. "Reduction Amount" shall mean, with respect to any sale, lease, transfer or other disposition of any assets of the Borrower or any of its Subsidiaries (other than Excluded Sales), on any date, the Net Cash Proceeds received with respect thereto on such date less (i) any amounts applied with respect thereto to prepay any outstanding amounts under the Senior Bank Financing pursuant to Section 2.13(b) (including the amounts required to be cash collateralized pursuant to Section 2.04(i)), (ii) any amounts applied to reduce Commitments under the Bridge Facility or the 364-Day Revolving Credit Facility Agreement, and (iii) the portion of such Net Cash Proceeds that constitutes Reinvestment Proceeds.

          (d) Subject to Section 2.21, each reduction in the Total Commitment hereunder shall be made ratably among the Lenders in accordance with their respective Commitments. The Borrower agrees to pay to the Administrative Agent for the account of the Lenders, on the date of each termination or reduction, the Facility Fees on the amount of the Commitments so terminated or reduced accrued through the date of such termination or reduction.

          Section 2.13 Prepayment. (a) Voluntary Prepayments. Except as provided in the next sentence below, the Borrower shall have the right at any time and from time to time to prepay any of its Borrowings, in whole or in part, upon giving written notice (or telephone notice promptly confirmed by written notice) to the Administrative Agent: (i) before 12:00 noon, New York City time, three Business Days prior to prepayment, in the case of Eurodollar Loans and (ii) before 12:00 noon, New York City time, one Business Day prior to prepayment, in the case of Base Rate Loans; provided, however, that each partial prepayment shall be in an amount which is an integral multiple of $1,000,000 and not less than $25,000,000. The Borrower shall not have the right to prepay any Competitive Loan without the prior consent of the Lender thereof.

          (b) Mandatory Prepayments. (i) The Borrower shall, within three Business Days of the date of receipt of the Net Cash Proceeds by the Borrower or any of its Domestic

Subsidiaries from the sale, lease, transfer or other disposition of any assets of the Borrower or any of its Subsidiaries (other than any Excluded Sales), prepay any amounts outstanding under the Senior Bank Financing in an amount equal to the lesser of the amount of such Net Cash Proceeds and the amount so outstanding (including the amounts required to be cash collateralized pursuant to Section 2.04(i) hereof). Each such prepayment shall be applied first to any principal amounts outstanding pursuant to the Bridge Facility in accordance with the terms and conditions for prepayment set forth therein, second to any Loans, L/C Disbursements or cash collateralizations under this Agreement as set forth in clause (iii) below, and third to any principal amounts outstanding pursuant to the 364-Day Revolving Credit Facility Agreement in accordance with the terms and conditions for prepayment set forth therein; provided that the Borrower shall not be required to make any prepayments pursuant to this Section 2.13(b)(i) if the Borrower or any of its Subsidiaries shall apply any of the Net Cash Proceeds it received from the sale, lease, transfer or other disposition of its assets for reinvestment in its business within 180 days after receipt thereof by the Borrower or any of its Subsidiaries (any such Net Cash Proceeds so reinvested, the "Reinvestment Proceeds"); provided, further, that the Borrower shall have notified the Administrative Agent of its intent to so reinvest such Net Cash Proceeds.

          (ii) On the date of any termination or reduction of the Commitments pursuant to Section 2.12, the Borrower shall pay or prepay so much of its Borrowings as shall be necessary in order that the sum of the aggregate principal amount of Loans outstanding and the aggregate L/C Exposure not exceed the Total Commitment, after giving effect to such termination or reduction.

          (iii) Prepayments required to be made pursuant to clause (i) above to amounts due hereunder shall be first applied to prepay L/C Disbursements then outstanding until such L/C Disbursements are paid in full, second applied to prepay Swing Line Loans then outstanding until such Loans are paid in full, third, applied to prepay Revolving Loans then outstanding until such Loans are paid in full, fourth, applied to prepay ratably Competitive Loans then outstanding until such Loans are paid in full, and fifth, to the extent required, applied to cash collateralize any outstanding Letters of Credit in accordance with Section 2.04(i). The amount remaining (if any) after the prepayment in full of the L/C Disbursements and Loans, and the 100% cash collateralization of the Letters of Credit then outstanding pursuant to Section 2.04(i), may be retained by the Borrower to the extent not required to be applied in accordance with clause (i) above, and the Commitments shall be permanently reduced in accordance with Section 2.12(c).

          (c) Each notice of prepayment under paragraph (a) above shall specify the prepayment date and the principal amount of each Borrowing (or portion thereof) to be prepaid, shall be irrevocable and shall commit the Borrower to prepay such Borrowing (or portion thereof) by the amount stated therein on the date stated therein. All prepayments under this Section 2.13 shall be subject to Section 2.16 but otherwise without premium or penalty. All prepayments under this Section 2.13 shall be accompanied by accrued interest on the principal amount being prepaid to the date of payment.

          Section 2.14 Reserve Requirements; Change in Circumstances. (a) It is understood that the cost to each Lender (including the Administrative Agent, the Swing Line Bank and the Fronting Bank) of making or maintaining any of the Eurodollar Loans or Letters of Credit may fluctuate as a result of the applicability of reserve requirements imposed by the

Board at the ratios provided for in Regulation D on the date hereof. The Borrower agrees to pay to each of such Lenders from time to time, as provided in paragraph (d) below, such amounts as shall be necessary to compensate such Lender for the portion of the cost of making or maintaining Eurodollar Loans to (or issuing Letters of Credit for the account of) the Borrower resulting from any such reserve requirements provided for in Regulation D as in effect on the date hereof, it being understood that the rates of interest applicable to Eurodollar Loans have been determined on the assumption that no such reserve requirements exist or will exist and that such rates do not reflect costs imposed on the Lenders in connection with such reserve requirements. It is agreed that for purposes of this paragraph (a) the Eurodollar Loans made hereunder shall be deemed to constitute Eurocurrency Liabilities as defined in Regulation D and to be subject to the reserve requirements of Regulation D without the benefit of or credit for proration, exemptions or offsets which might otherwise be available to the Lenders from time to time under Regulation D.

          (b) Notwithstanding any other provision herein, if after the date of this Agreement any change in applicable law or regulation or in the interpretation or administration thereof by any governmental authority charged with the interpretation or administration thereof (whether or not having the force of law) shall change the basis of taxation of any payments to any Lender (including the Administrative Agent, the Swing Line Bank and the Fronting Bank) of the principal of or interest on any Eurodollar Loan or Fixed Rate Loan made by such Lender, of any payments related to the Letters of Credit or any Fees or other amounts payable hereunder (other than changes in respect of taxes imposed on the overall net income of such Lender by the jurisdiction in which such Lender has its principal office or by any political subdivision or taxing authority therein), or shall impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or for the account of or credit extended by such Lender, or shall impose on such Lender or the London interbank market any other condition affecting this Agreement, any Eurodollar Loan or Fixed Rate Loan made by such Lender or any Letter of Credit hereunder, and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Eurodollar Loan or Fixed Rate Loan (or issuing any Letter of Credit) or to reduce the amount of any sum received or receivable by such Lender hereunder (whether of principal, interest or otherwise) in respect thereof by an amount deemed by such Lender to be material, then the Borrower will pay to such Lender upon demand such additional amount or amounts as will compensate such Lender for such additional costs actually incurred or reduction actually suffered.

          (c) If after the date hereof any Lender (including the Administrative Agent, the Swing Line Bank and the Fronting Bank) shall have determined that the general applicability of any law, rule, regulation or guideline adopted pursuant to or arising out of the July 1988 report of the Basle Committee on Banking Regulations and Supervisory Practices entitled "International Convergence of Capital Measurement and Capital Standards", or the adoption after the date hereof of any other generally applicable law, rule, regulation or guideline regarding capital adequacy, or any change in any of the foregoing or in the interpretation or administration of any of the foregoing by any governmental authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by any Lender (or any lending office of such Lender) or any Lender's holding company with any request or directive regarding capital adequacy (whether or not having the force of law) of any such authority, central bank or comparable agency, has or would have the effect of reducing the rate of return on such Lender's capital or on the capital of such Lender's holding company, if any, as a consequence of this Agreement, the Loans made by such Lender pursuant hereto (or the Letters of Credit issued hereunder) to a level below that which such Lender or such Lender's holding company could have achieved but for such adoption, change or compliance (taking into consideration such Lender's policies and the policies of such Lender's holding company with respect to capital adequacy) by an amount deemed by such Lender to be material, then from time to time, the Borrower shall pay to such Lender such additional amount or amounts as will compensate such Lender or such Lender's holding company for any such reduction suffered.

          (d) A certificate of a Lender (including the Administrative Agent, the Swing Line Bank and the Fronting Bank) setting forth a reasonably detailed explanation of such amount or amounts as shall be necessary to compensate such Lender (or participating banks or other entities pursuant to Section 9.04) as specified in paragraph (a), (b) or
(c) above, as the case may be, shall be delivered to the Borrower and shall be conclusive absent manifest error. The Borrower shall pay each Lender the amount shown as due on any such certificate delivered by it within 10 days after the receipt of the same.

          (e) Failure on the part of any Lender to demand compensation for any increased costs or reduction in amounts received or receivable or reduction in return on capital with respect to any period shall not constitute a waiver of such Lender's right to demand compensation with respect to such period or any other period; provided that the Borrower shall not be required to compensate a Lender pursuant to this Section for any increased costs or reductions incurred more than 180 days prior to the date that such Lender notifies the Borrower of such increased costs or reductions in accordance with paragraph (d) above and of such Lender's intention to claim compensation thereof; provided further that, if the circumstances giving rise to such increased costs or reductions is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof.

          (f) Notwithstanding any other provision of this Section 2.14, no Lender shall demand compensation for any increased costs or reduction referred to above if it shall not be the general policy or practice of such Lender to demand such compensation in similar circumstances under comparable provisions of other credit agreements, if any (it being understood that this sentence shall not in any way limit the discretion of any Lender to waive the right to demand such compensation in any given case).

          Section 2.15 Change in Legality. (a) Notwithstanding any other provision herein contained, if any change in any law or regulation or in the interpretation thereof by any governmental authority charged with the administration or interpretation thereof shall make it unlawful for any Lender (including the Administrative Agent, the Swing Line Bank and the Fronting Bank) to make or maintain any Eurodollar Loan or to give effect to its obligations as contemplated hereby with respect to any Eurodollar Loan, then, by written notice to the Borrower and to the Administrative Agent, such Lender may:

          (i) declare that Eurodollar Loans will not thereafter be made by such Lender hereunder and any request by the Borrower for or a conversion to or continuation of a Eurodollar Borrowing shall, as to such Lender only, be deemed a request for a Base Rate Loan unless such declaration shall be subsequently withdrawn; and

          (ii) require that all outstanding Eurodollar Loans made by it be converted into Base Rate Loans, in which event all such Eurodollar Loans shall be automatically converted to Base Rate Loans as of the effective date of such notice as provided in paragraph (b) below.

In the event any Lender shall exercise its rights under (i) or (ii) above, all payments and prepayments of principal which would otherwise have been applied to repay the Eurodollar Loans that would have been made by such Lender or the converted Eurodollar Loans of such Lender shall instead be applied to repay the Base Rate Loans made by such Lender in lieu of, or resulting from the conversion of, such Eurodollar Loans.

          (b) For purposes of this Section 2.15, a notice to the Borrower by any Lender shall be effective as to each Eurodollar Loan, if lawful, on the last day of the Interest Period currently applicable to such Eurodollar Loan; in all other cases such notice shall be effective on the date of receipt by the Borrower.

          Section 2.16 Indemnity. The Borrower shall indemnify each Lender against any loss or expense which such Lender sustains or incurs as a consequence of (a) any failure by the Borrower to fulfill on the date of any borrowing or any issuance of Letters of Credit hereunder the applicable conditions set forth in Article IV, (b) any failure by the Borrower to borrow or continue any Loan hereunder or to proceed with the issuance of a Letter of Credit hereunder after irrevocable notice of such borrowing, continuation or issuance has been given pursuant to Section 2.02, 2.03, 2.04, 2.05 or 2.06, as applicable, (c) any payment, prepayment or conversion of a Eurodollar Loan or Fixed Rate Loan required by any other provision of this Agreement or otherwise made or deemed made to or by the Borrower on a date other than the last day of the Interest Period applicable thereto; provided that the Borrower shall not be required to indemnify a Lender pursuant to this clause (c) for any loss or expense to the extent any such loss or expense shall have been incurred pursuant to
(i) Section 2.14, 2.15 or 2.20 or (ii) Section 2.13(a) more than six months prior to the date that the applicable Lender shall have notified the Borrower of its intention to claim compensation therefor, (d) any default in payment or prepayment of the principal amount of any Loan to the Borrower or any part thereof or interest accrued thereon, as and when due and payable (at the due date thereof, whether by scheduled maturity, acceleration, irrevocable notice of prepayment or otherwise), (e) the failure by the Borrower to borrow any Competitive Loan after accepting the Competitive Bid to make such Loan, or (f) the occurrence of any Event of Default on the part of the Borrower, including, in each such case, any loss or reasonable expense sustained or incurred or to be sustained or incurred in liquidating or employing deposits from third parties acquired to effect or maintain such Loan or any part thereof as a Eurodollar Loan. Such loss or reasonable expense shall include an amount equal to the excess, if any, as reasonably determined by such Lender, of (i) its cost of obtaining the funds for the Loan being paid, prepaid, converted or not borrowed (based, in the case of a Eurodollar Loan, on the Eurodollar Rate) for the period from the date of such payment, prepayment or conversion or failure to borrow to the last day of the Interest Period for such Loan (or, in the case of a failure to borrow, the Interest Period for such Loan which would have commenced on the date of such failure) over (ii) the amount of interest (as reasonably determined by such Lender) that would be realized by such Lender in reemploying the funds so paid, prepaid or converted or not borrowed for such period or Interest Period, as the case may be. A certificate of any Lender setting forth a reasonably detailed explanation of any amount or amounts which such Lender is entitled to receive pursuant to this Section shall be delivered to the Borrower and shall be conclusive absent manifest error.

          Section 2.17 Pro Rata Treatment. Except in the case of any Competitive Borrowing or as required under Sections 2.15 or 2.21, each Borrowing, each payment or prepayment of principal of any Borrowing, each payment of interest on the Loans, each payment of the Facility Fees, each reduction of the Commitments and each conversion of any Borrowing to a Borrowing of any Type, shall be allocated pro rata among the Lenders in accordance with their respective Commitments (or, if such Commitments shall have expired or been terminated, in accordance with the respective principal amounts of their outstanding Loans). Each payment of interest on any Competitive Borrowing shall be allocated pro rata among the Lenders participating in such Borrowing in accordance with the respective amounts of accrued and unpaid interest on their outstanding Competitive Loans comprising such Borrowing. For the purpose of determining the available Commitments of the Lenders at any time, each outstanding Competitive Borrowing shall be deemed to have utilized the Commitments of the Lenders (including those Lenders that have not made Loans as part of such Competitive Borrowing) pro rata in accordance with such respective Commitments. Each Lender agrees that in computing such Lender's portion of any Borrowing to be made hereunder, the Administrative Agent may, in its discretion, round each Lender's percentage of such Borrowing to the next higher or lower whole dollar amount.

          Section 2.18 Sharing of Setoffs. Each Lender agrees that if it shall, through the exercise of a right of banker's lien, setoff or counterclaim against the Borrower, or pursuant to a secured claim under
Section 506 of Title 11 of the United States Code or other security or interest arising from, or in lieu of, such secured claim, received by such Lender under any applicable bankruptcy, insolvency or other similar law or otherwise, or by any other means, obtain payment (voluntary or involuntary) in respect of any Loans (other than pursuant to Sections 2.12, 2.14 and 2.15) as a result of which the unpaid principal portion of its Loans shall be proportionately less than the unpaid principal portion of the Loans of any other Lender, it shall be deemed simultaneously to have purchased from such other Lender at face value, and shall promptly pay to such other Lender the purchase price for, a participation in the Loans of such other Lender, so that the aggregate unpaid principal amount of the Loans and participations in the Loans held by each Lender shall be in the same proportion to the aggregate unpaid principal amount of all Loans then outstanding as the principal amount of its Loans prior to such exercise of banker's lien, setoff or counterclaim or other event was to the principal amount of all Loans outstanding prior to such exercise of banker's lien, setoff or counterclaim or other event; provided, however, that, if any such purchase or purchases or adjustments shall be made pursuant to this Section
2.18 and the payment giving rise thereto shall thereafter be recovered, such purchase or purchases or adjustments shall be rescinded to the extent of such recovery and the purchase price or prices or adjustment restored without interest. The Borrower expressly consents to the foregoing arrangements and agrees that any Lender holding a participation in a Loan deemed to have been so purchased may exercise any and all rights of banker's lien, setoff or counterclaim with respect to any and all moneys owing by the Borrower to such Lender by reason thereof as fully as if such Lender had made a Loan directly to the Borrower in the amount of such participation.

          Section 2.19 Payments. (a) The Borrower shall make each payment (including principal of or interest on any Borrowing or any Fees or other amounts payable with respect to the Letters of Credit or otherwise) hereunder and under any other Loan Document without setoff, counterclaim or deduction of any kind not later than 12:00 noon, New York City time, on the date when due in dollars to the Administrative Agent at its offices at 270 Park Avenue, New York, New York, in immediately available funds.

          (b) Whenever any payment (including principal of or interest on any Borrowing or any Fees or other amounts with respect to the Letters of Credit or otherwise) hereunder or under any other Loan Document shall become due, or otherwise would occur, on a day that is not a Business Day, such payment may be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of interest or Fees, if applicable.

          Section 2.20 Taxes. (a) Any and all payments by the Borrower hereunder shall be made, in accordance with Section 2.19, free and clear of and without deduction for any and all present or future taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto, excluding any income, franchise, branch profits or similar tax imposed on or measured by the net income or net profits of the Administrative Agent, the Swing Line Bank, the Fronting Bank or any Lender (or any transferee or assignee that acquires a Loan (any such entity a "Transferee")) by the United States or any jurisdiction under the laws of which it is organized or doing business or any political subdivision thereof (all such nonexcluded taxes, levies, imposts, deductions, charges, withholdings and liabilities being hereinafter referred to as "Taxes"). If the Borrower shall be required by law to deduct any Taxes from or in respect of any sum payable hereunder to the Lenders (or any Transferee), the Swing Line Bank, the Fronting Bank or the Administrative Agent, (i) the sum payable shall be increased by the amount necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 2.20) such Lender (or Transferee), the Swing Line Bank, the Fronting Bank or the Administrative Agent (as the case may be) shall receive an amount equal to the sum it would have received had no such deductions been made, (ii) the Borrower shall make such deductions and
(iii) the Borrower shall pay the full amount deducted to the relevant taxing authority or other Governmental Authority in accordance with applicable law.

          (b) In addition, the Borrower agrees to pay any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies which arise from any payment made by the Borrower hereunder or under any other Loan Document or from the execution, delivery or registration of or performance under this Agreement or any other Loan Document, or otherwise with respect to the Borrower's role in this Agreement or any other Loan Document (hereinafter referred to as "Other Taxes").

          (c) The Borrower will indemnify each Lender (or Transferee), the Swing Line Bank, the Fronting Bank and the Administrative Agent for the full amount of Taxes and Other Taxes (including any Taxes or Other Taxes imposed by any jurisdiction on amounts payable by the Borrower under this
Section 2.20) paid by such Lender (or Transferee), the Swing Line Bank, the Fronting Bank or the Administrative Agent, as the case may be, and any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, whether or not such

Taxes or Other Taxes were correctly or legally asserted by the relevant taxing authority or other Governmental Authority. The Borrower shall also indemnify each Lender (or any Transferee), the Swing Line Bank, the Fronting Bank and the Administrative Agent for the full amount of taxes imposed on or measured by the net income or receipts of such Lender (or any Transferee), the Swing Line Bank, the Fronting Bank or the Administrative Agent as the case may be, as such Lender (or Transferee), the Swing Line Bank, the Fronting Bank or the Administrative Agent shall determine are payable in respect of amounts paid by the Borrower to or on behalf of such Lender (or any Transferee), the Swing Line Bank, the Fronting Bank or the Administrative Agent, as the case may be, pursuant to this Section 2.20. Such indemnification shall be made within 30 days after the date any Lender (or Transferee), the Swing Line Bank, the Fronting Bank or the Administrative Agent, as the case may be, makes written demand therefor. If any Lender (or Transferee), the Swing Line Bank, the Fronting Bank or the Administrative Agent becomes entitled to a refund of Taxes or Other Taxes for which such Lender (or Transferee), the Swingline Bank, the Fronting Bank or the Administrative Agent has received payment from the Borrower hereunder, such Lender (or Transferee), Swingline Bank, Fronting Bank or Administrative Agent, as the case may be, shall, at the expense of the Borrower, use its reasonable efforts (consistent with internal policy, and legal and regulatory restrictions) to obtain such refund. If a Lender (or Transferee), the Swingline Bank, the Fronting Bank or the Administrative Agent receives a refund or is entitled to claim a tax credit in respect of any Taxes or Other Taxes for which such Lender (or Transferee), the Swing Line Bank, the Fronting Bank or the Administrative Agent has received payment from the Borrower hereunder it shall promptly notify the Borrower of such refund or credit and shall, within 30 days after receipt of a request by the Borrower (or promptly upon receipt, if the Borrower has requested application for such refund or credit pursuant hereto), repay such refund or amount of credit to the Borrower, net of all out-of-pocket expenses of such Lender and without interest; provided that the Borrower, upon the request of such Lender (or Transferee), the Swing Line Bank, the Fronting Bank or the Administrative Agent, agrees to return such refund or amount of credit (plus penalties, interest or other charges) to such Lender (or Transferee), the Swing Line Bank, the Fronting Bank or the Administrative Agent in the event such Lender (or Transferee), the Swing Line Bank, the Fronting Bank or the Administrative Agent is required to repay such refund or such credit is denied or subsequently determined to be unavailable.

          (d) Within 30 days after the date of any payment of Taxes or Other Taxes withheld by the Borrower in respect of any payment to any Lender (or Transferee), the Swing Line Bank, the Fronting Bank or the Administrative Agent, the Borrower will furnish to the Administrative Agent, at its address referred to in Section 9.01, the original or a certified copy of a receipt evidencing payment thereof to the proper Governmental Authority.

          (e) Without prejudice to the survival of any other agreement contained herein, the agreements and obligations contained in this Section
2.20 shall survive the payment in full of the principal of and interest on all Loans made hereunder.

          (f) Each Lender (or Transferee), the Swing Line Bank or the Fronting Bank which is organized under the laws of a jurisdiction outside the United States shall, on or prior to the date of its execution and delivery of this Agreement or, in the case of a Transferee, on the date on which it becomes a Lender, and in the case of any Lender, the Swing Line Bank or the Fronting Bank, on or prior to the date such Lender, the Swing Line Bank or the Fronting Bank changes its funding office, and from time to time thereafter as requested in writing by the Borrower (but only so long thereafter as such Lender, the Swing Line Bank or the Fronting Bank remains lawfully able to do so), shall deliver to the Borrower and the Administrative Agent such certificates, documents or other evidence, as required by the Code or Treasury Regulations issued pursuant thereto, including Internal Revenue Service Form W-8BEN or Form W-8ECI and any other certificate or statement of exemption required by Treasury Regulation Section 1.1441-4(a) or Section 1.1441-6(c) or any subsequent version thereof, properly completed and duly executed by such Lender (or Transferee), the Swing Line Bank or the Fronting Bank establishing that any payment under the Loan Documents is (i) not subject to withholding under the Code because such payment is effectively connected with the conduct by such Lender (or Transferee), the Swing Line Bank or the Fronting Bank of a trade or business in the United States, or (ii) fully or partially exempt from United States tax under a provision of an applicable tax treaty, or (iii) not subject to withholding under the portfolio interest exception under Section 881(c) of the Code (and, if such Lender (or Transferee), the Swing Line Bank or the Fronting Bank delivers a Form W-8BEN claiming the benefits of exemption from United States withholding tax under Section 881(c), a certificate representing that such Lender (or Transferee), the Swing Line Bank or the Fronting Bank is not a "bank" for purposes of Section 881(c) of the Code, is not a 10-percent shareholder (within the meaning of Section 871(h)(3)(B) of the Code) of the Borrower and is not a controlled foreign corporation related to the Borrower (within the meaning of Section 864(d)(4) of the Code). Unless the Borrower and the Administrative Agent have received forms or other documents reasonably satisfactory to them indicating that payments hereunder are not subject to United States withholding tax or are subject to such tax at a rate reduced by an applicable tax treaty, the Borrower or the Administrative Agent shall withhold taxes from such payments at the applicable statutory rate in the case of payments to or for any Lender (or Transferee), the Swing Line Bank or the Fronting Bank organized under the laws of a jurisdiction outside the United States. If a Lender (or Transferee), the Swing Line Bank or the Fronting Bank is unable to deliver one of these forms or if the forms provided by a Lender (or Transferee), the Swing Line Bank or the Fronting Bank at the time such Lender (or Transferee), the Swing Line Bank or the Fronting Bank first becomes a party to this Agreement or at the time a Lender (or Transferee), the Swing Line Bank or the Fronting Bank changes its funding office (other than at the request of the Borrower) indicate a United States interest withholding tax rate in excess of zero, withholding tax at such rate shall be considered excluded from Taxes unless and until such Lender (or Transferee), the Swing Line Bank or the Fronting Bank provides the appropriate forms certifying that a lesser rate applies, whereupon withholding tax at such lesser rate only shall be considered excluded from Taxes for periods governed by such appropriate forms; provided, however, that if, at the effective date of a transfer pursuant to which a Lender (or Transferee), the Swing Line Bank or the Fronting Bank becomes a party to this Agreement, the Lender (or Transferee), the Swing Line Bank or the Fronting Bank assignor was entitled to payments under Section 2.20(a) in respect of United States withholding tax with respect to interest paid at such date, then, to such extent, the term Taxes shall include (in addition to withholding taxes that may be imposed in the future or other amounts otherwise includable in Taxes) United States withholding tax, if any, applicable with respect to the Lender (or Transferee), the Swing Line Bank or the Fronting Bank assignee on such date.

          (g) The Borrower shall not be required to pay any additional amounts to any Lender (or Transferee), the Swing Line Bank or the Fronting Bank in respect of United States withholding tax pursuant to paragraph (a) above for any period in respect of which the obligation to pay such additional amounts would not have arisen but for a failure by such Lender (or Transferee), the Swing Line Bank or the Fronting Bank to comply with the provisions of paragraph (f) above unless such failure results from (i) a change in applicable law, regulation or official interpretation thereof or (ii) an amendment, modification or revocation of any applicable tax treaty or a change in official position regarding the application or interpretation thereof, in each case after the Closing Date (and, in the case of a Transferee, after the date of assignment or transfer).

          (h) Any Lender (or Transferee), the Swing Line Bank or the Fronting Bank claiming any additional amounts payable pursuant to this
Section 2.20 shall use reasonable efforts (consistent with internal policy, and legal and regulatory restrictions) to file any certificate or document requested by the Borrower or to change the jurisdiction of its applicable lending office if the making of such a filing or change would avoid the need for or reduce the amount of any such additional amounts which may thereafter accrue and would not, in the reasonable determination of such Lender (or Transferee), the Swing Line Bank or the Fronting Bank be materially disadvantageous to such Lender (or Transferee), the Swing Line Bank or the Fronting Bank or require the disclosure of information that the Lender (or Transferee), the Swing Line Bank or the Fronting Bank reasonably considers to be confidential.

          Section 2.21 Mitigation Obligations; Replacement of Lenders. (a) If any Lender (including the Administrative Agent, the Swing Line Bank and the Fronting Bank) requests compensation under Section 2.14, or if it becomes unlawful for any Lender (including the Administrative Agent, the Swing Line Bank and the Fronting Bank) to make or maintain Eurodollar Loans under Section 2.15, or if the Borrower is required to pay any additional amount to any Lender, the Administrative Agent, the Swing Line Bank or the Fronting Bank or any Governmental Authority for the account of any Lender, the Administrative Agent, the Swing Line Bank or the Fronting Bank pursuant to Section 2.20, then such Lender, the Administrative Agent, the Swing Line Bank or the Fronting Bank shall, at the request of the Borrower, use reasonable efforts to designate a different lending office for funding or booking its Loans or for the issuance of Letters of Credit hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, the Administrative Agent, the Swing Line Bank or the Fronting Bank, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.14 or 2.20 or no longer make it unlawful for such Lender, the Administrative Agent, the Swing Line Bank or the Fronting Bank to make or maintain Eurodollar Loans under Section 2.15, as the case may be, in the future and (ii) would not subject such Lender, the Administrative Agent, the Swing Line Bank or the Fronting Bank to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender, the Administrative Agent, the Swing Line Bank or the Fronting Bank. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender, the Administrative Agent, the Swing Line Bank or the Fronting Bank in connection with any such designation or assignment.

          (b) If any Lender, the Swing Line Bank or the Fronting Bank requests compensation under Section 2.14, or if it becomes unlawful for any Lender, the Swing Line Bank or the Fronting Bank to make or maintain Eurodollar Loans under Section 2.15, or if the Borrower is required to pay any additional amount to any Lender, the Swing Line Bank or the

Fronting Bank or any Governmental Authority for the account of any Lender, the Swing Line Bank or the Fronting Bank pursuant to Section 2.20, or if any Lender, the Swing Line Bank or the Fronting Bank defaults in its obligation to fund Loans or issue Letters of Credit hereunder, then the Borrower may, at its sole expense and effort, upon notice to such Lender, the Swing Line Bank or the Fronting Bank and the Administrative Agent, (i) require such Lender, the Swing Line Bank or the Fronting Bank to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 9.04), all its interests, rights and obligations under this Agreement (other than any outstanding Competitive Loans held by it) to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that (x) the Borrower shall have received the prior written consent of the Administrative Agent, which consent shall not unreasonably be withheld, (y) such assigning Lender, the Swing Line Bank or the Fronting Bank shall have received payment of an amount equal to the outstanding principal of its Loans (other than Competitive Loans), accrued interest thereon, accrued fees and all other amounts payable to it hereunder, from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts) and
(z) in the case of any such assignment resulting from a claim for compensation under Section 2.14 or payments required to be made pursuant to
Section 2.20, such assignment will result in a reduction in such compensation or payments or (ii) terminate the Commitment of such Lender upon notice given to such Lender within forty-five (45) days of receipt of the notice given by the Lender; provided that such notice shall be accompanied by prepayment in full of all Loans from such Lender, including accrued interest thereon and any breakage costs, accrued fees and all other amounts payable to such Lender, without extension, conversion or continuation. A Lender, the Swing Line Bank or the Fronting Bank shall not be required to make any such assignment and delegation under clause (i) above or terminate its Commitment under clause (ii) above if, prior thereto, as a result of a waiver by such Lender, the Swing Line Bank or the Fronting Bank or otherwise, the circumstances entitling the Borrower to require such assignment and delegation or termination of Commitment cease to apply.

                                ARTICLE III

                       REPRESENTATIONS AND WARRANTIES

          The Borrower represents and warrants to each of the Lenders, the Swing Line Bank and the Fronting Bank that (it being understood and agreed that the representations and warranties made by the Borrower on the Closing Date, including, without limitation, for purposes of Sections 4.01(b) and 4.02(d), shall not cover the Company or any of its Subsidiaries, except to the extent the Company or any of its Subsidiaries are expressly referred to in the representations and warranties set forth in this Article III):

          Section 3.01 Organization; Powers. The Borrower and each of its Restricted Subsidiaries (a) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, (b) has all requisite power and authority to own its property and assets and to carry on its business as now conducted and as proposed to be conducted, (c) is qualified to do business in every jurisdiction where such qualification is required, except where the failure so to qualify would not result in a Material Adverse Effect, and (d) in the case of the Borrower, has the corporate power and authority to execute, deliver and perform its obligations under each of the Loan Documents and each other agreement or instrument contemplated thereby to which it is or will be a party and to borrow hereunder.

          Section 3.02 Authorization. The execution, delivery and performance by the Borrower of each of the Loan Documents and the borrowings and issuances of Letters of Credit hereunder, and the consummation of the Tender Offer, the Acquisition and the Merger and the other transactions contemplated hereby and thereby (collectively, the "Transactions") (a) have been duly authorized by all requisite corporate and, if required, stockholder action and (b) (i) will not violate (A) any provision of law, statute, rule or regulation, (B) the certificate or articles of incorporation or other constitutive documents or by-laws of the Borrower or any of its Restricted Subsidiaries, (C) any order of any Governmental Authority or (D) any provision of any indenture, agreement or other instrument to which the Borrower or any of its Restricted Subsidiaries is a party or by which any of them or any of their property is or may be bound, (ii) will not be in conflict with, result in a breach of or constitute (alone or with notice or lapse of time or both) a default under any such indenture, agreement or other instrument or (iii) will not result in the creation or imposition of any Lien upon or with respect to any property or assets now owned or hereafter acquired by the Borrower or any of its Restricted Subsidiaries except, in each case other than (i)(B), as could not reasonably be expected to have a Material Adverse Effect.

          Section 3.03 Enforceability. This Agreement has been duly executed and delivered by the Borrower and constitutes, and each other Loan Document when executed and delivered by the Borrower will constitute, a legal, valid and binding obligation of the Borrower enforceable against the Borrower in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

          Section 3.04 Consents and Approvals. No action, consent or approval of, registration or filing with, or any other action by any Governmental Authority or any other third party is or will be required in connection with the Transactions, except as have been made or obtained (without the imposition of any conditions that are not acceptable to the Lenders) and are in full force and effect (other than any action, consent, approval, registration or filing the absence of which could not reasonably be expected, either individually or in the aggregate with any such other consents, approvals, registrations or filings, to result in a Material Adverse Effect). All applicable waiting periods in connection with the Transactions have expired without any action having been taken by any competent authority, and no law or regulation shall be applicable, restraining, preventing or imposing materially adverse conditions upon the Transactions or the rights of the Borrower, the Company and their respective subsidiaries freely to transfer or otherwise dispose of, or to create any Lien on, any properties now owned or hereafter acquired by any of them except, in each case, as could not reasonably be expected to have a Material Adverse Effect.

          Section 3.05 Financial Statements. (a) The Borrower has heretofore furnished to the Lenders (i) its consolidated balance sheets and statements of earnings and statements of cash flows, together with the notes thereto, as of and for the fiscal year ended December 31, 2000, audited by and accompanied by the opinion of Arthur Andersen LLP, independent public accountants, and (ii) its unaudited consolidated balance sheets and statements of earnings and statements of cash flows, together with the notes thereto, as of and for the nine month period ended September 30, 2001.

          (b) The Borrower has heretofore furnished to the Lenders the consolidated pro forma balance sheet of the Borrower as of the Closing Date, certified by the chief financial officer of the Borrower, giving effect to the Transactions and such pro forma balance sheet fairly presents the consolidated pro forma financial condition of the Borrower and its Subsidiaries as at such date, giving effect to the Transactions.

          (c) WRECO has heretofore furnished to the Lenders (i) its consolidated balance sheets and statements of earnings and statements of cash flows, together with the notes thereto, as of and for the fiscal year ended December 31, 2000, audited by and accompanied by the opinion of Arthur Andersen LLP, independent public accountants, and (ii) its unaudited consolidated balance sheets and statements of earnings and statements of cash flows, together with the notes thereto, as of and for the nine month period ended September 30, 2001.

          (d) Such financial statements referred to in Section 3.05(a) and
(c) present fairly in all material respects the financial position and results of operations of the Borrower, WRECO and their respective consolidated subsidiaries as of such dates and for such periods. Such balance sheets and the notes thereto disclose all material liabilities, direct or contingent, of the Borrower, WRECO and their respective consolidated subsidiaries as of the dates thereof. Such financial statements were prepared in accordance with GAAP applied on a consistent basis.

          Section 3.06 No Material Adverse Change. Other than changes in operating results arising in the ordinary course of business and except as otherwise disclosed publicly or to the Lenders prior to the date hereof, there has been no material adverse change in the business, financial condition, operations or properties of the Borrower and its subsidiaries, taken as a whole, since September 30, 2001.

          Section 3.07 Title to Properties; Possession Under Leases. (a) Each of the Borrower and its Restricted Subsidiaries has good and marketable title to, or valid leasehold interests in, all of its material properties and assets, except for defects in title that do not interfere with its ability to conduct its business as currently conducted or to utilize such properties and assets for their intended purposes.

          (b) Each of the Borrower and its Restricted Subsidiaries (i) has complied with all obligations under all leases to which it is a party, and
(ii) enjoys peaceful and undisturbed possession under all such leases, except where such non-compliance or lack of peaceful and undisturbed possession would not result in a Material Adverse Effect. All leases to which the Borrower and its Restricted Subsidiaries is a party are in full force and effect, except where such lack of force and effect would not result in a Material Adverse Effect.

          Section 3.08 Subsidiaries. Schedule 3.08 Part I for the Borrower,
Schedule 3.08 Part II for WRECO and Schedule 3.08 Part III for the Company
(i) set forth as of the Closing Date a list of all subsidiaries of the Borrower, WRECO and the Company and the percentage ownership interest of the Borrower, WRECO or the Company therein, as applicable, and (ii) for the Borrower and WRECO, designate those Subsidiaries which are Unrestricted Subsidiaries; provided, that Schedule
3.08 Part III shall have been prepared by the Borrower in reliance on information provided by the Company in the Disclosure Letter.

          Section 3.09 Litigation; Compliance with Laws. (a) Except as otherwise disclosed publicly prior to December 13, 2001, there has been no action, suit, investigation, litigation or proceeding pending or, to the knowledge of the Borrower, threatened against or affecting the Borrower or any of its Restricted Subsidiaries in any court or before any arbitrator or Governmental Authority that could reasonably be expected to have a Material Adverse Effect.

          (b) Except as disclosed in the Borrower's Report on Form 10-Q for the fiscal quarter ended September 30, 2001, neither the Borrower nor any of its Restricted Subsidiaries is in violation of any law, rule or regulation, or in default with respect to any judgment, writ, injunction or decree of any Governmental Authority, where such violation or default could reasonably be expected to result in a Material Adverse Effect.

          (c) Based on the information provided by the Company in the Disclosure Letter and except as disclosed in the Company's Report on Form 10-K for the fiscal year ended December 31, 2000, or in the Disclosure Letter, there are no actions, suits, investigations, litigations or proceedings pending or threatened against or affecting the Company or any of its subsidiaries in any court or before any arbitrator or Governmental Authority that could reasonably be expected to have a Material Adverse Effect.

          (d) Based on the information provided by the Company in the Disclosure Letter and except as disclosed in the Company's Report on Form 10-K for the fiscal year ended December 31, 2000, or in the Disclosure Letter, neither the Company nor any of its subsidiaries is in violation of any law, rule or regulation, or in default with respect to any judgment, writ, injunction or decree of any Governmental Authority, where such violation or default could reasonably be expected to result in a Material Adverse Effect.

          Section 3.10 Agreements. (a) Neither the Borrower nor any of its Restricted Subsidiaries is a party to any agreement or instrument or subject to any corporate restriction that has resulted in a Material Adverse Effect. (b) Neither the Borrower nor any of its Restricted Subsidiaries is in default in any manner under any material agreement or instrument (except for any indenture or other agreement or instrument evidencing Indebtedness) to which it is a party or by which it or any of its properties or assets are or may be bound, where such default could reasonably be expected to result in a Material Adverse Effect.

          Section 3.11 Federal Reserve Regulations. (a) Neither the Borrower nor any of its Restricted Subsidiaries is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying Margin Stock.

          (b) No part of the proceeds of any Loan will be used, whether directly or indirectly, whether immediately, incidentally or ultimately, for any purpose which entails a violation of, or which is inconsistent with, the provisions of the Regulations of the Board, including Regulation T, U or X.

          Section 3.12 Investment Company Act; Public Utility Holding Company Act. Neither the Borrower nor any of its Restricted Subsidiaries is
(a) an "investment company" as defined in, or subject to regulation under, the Investment Company Act of 1940 or (b) a "holding company" as defined in, or subject to regulation under, the Public Utility Holding Company Act of 1935.

          Section 3.13 Tax Returns. Each of the Borrower and its Subsidiaries has filed or caused to be filed all material Federal, state and local tax returns required to have been filed by it and has paid or caused to be paid all material taxes shown to be due and payable on such returns or on any assessments received by it, except taxes that are being contested in good faith by appropriate proceedings and for which such Borrower or Subsidiary, as the case may be, shall have set aside on its books appropriate reserves.

          Section 3.14 No Material Misstatements. Neither the Confidential Information Memorandum, nor any information, report, financial statement, exhibit or schedule furnished by or on behalf of the Borrower to the Administrative Agent or any Lender in connection with the negotiation of any Loan Document or included therein or delivered pursuant thereto, when taken together with the reports and other filings with the SEC, contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

          Section 3.15 Compliance with ERISA. Except as would not have a Material Adverse Effect, subject to the following sentences of this Section 3.15, each Plan subject to ERISA or the Code, as applicable, is in compliance with ERISA and the Code; no Reportable Event has occurred with respect to a Plan, no Plan is insolvent or in reorganization; no Plan has an Unfunded Current Liability in excess of $40,000,000, and all Plans collectively do not have Unfunded Current Liabilities in excess of $91,000,000 in the aggregate, and no Plan subject to ERISA or the Code, as applicable, has an accumulated or waived funding deficiency, has permitted decreases in its funding standard account or has applied for an extension of any amortization period within the meaning of Section 412 of the Code; neither the Borrower nor any ERISA Affiliate has incurred any liability to or on account of a Plan pursuant to Section 409, 502(i), 502(l), 515, 4062, 4063, 4064, 4069, 4201 or 4204 of ERISA or Section 4975 of the Code or expects to incur any material liability under any of the foregoing Sections with respect to any such Plan; no condition exists which presents a risk to the Borrower or any ERISA Affiliate of incurring a liability to or on account of a Plan pursuant to the foregoing provisions of ERISA and the Code; no proceedings have been instituted to terminate any Plan; no lien imposed under the Code or ERISA on the assets of the Borrower or any ERISA Affiliate exists or is likely to arise on account of any Plan; the Borrower and its Subsidiaries do not maintain or contribute to any "welfare plan" (within the meaning of Section 3(1) of ERISA) which provides life insurance or health benefits to retirees (other than as required by Section 601 of ERISA) the obligations with respect to which could reasonably be expected to have a Material Adverse Effect.

          Section 3.16 Environmental Matters. (a) Except as disclosed in the Borrower's Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the SEC,

(a) neither the Borrower nor any of its Subsidiaries has failed to comply with any Federal, state, local and other statutes, ordinances, orders, judgments, rulings and regulations relating to environmental pollution or to environmental regulation or control, where any such failure to comply, alone or together with any other such noncompliance, could result in a Material Adverse Effect; (b) neither the Borrower nor any of its Subsidiaries has received notice of any failure so to comply which alone or together with any other such failure could result in a Material Adverse Effect; and (c) the Borrower's and its Subsidiaries' plants have not managed any hazardous wastes, hazardous substances, hazardous materials, toxic substances or toxic pollutants, as those terms are used in the Resource Conservation and Recovery Act, the Comprehensive Environmental Response Compensation and Liability Act, the Hazardous Materials Transportation Act, the Toxic Substance Control Act, the Clean Air Act, the Clean Water Act or any other Environmental Law, in violation of any regulations promulgated pursuant thereto or in any other applicable law where such violation could reasonably result, individually or together with other violations, in a Material Adverse Effect.

          (b) Except as disclosed in the Company's Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission, (a) neither the Company nor any of its subsidiaries has failed to comply with any Federal, state, local and other statutes, ordinances, orders, judgments, rulings and regulations relating to environmental pollution or to environmental regulation or control, where any such failure to comply, alone or together with any other such noncompliance, could result in a Material Adverse Effect; (b) neither the Company nor any of its subsidiaries has received notice of any failure so to comply which alone or together with any other such failure could result in a Material Adverse Effect; and (c) the Company's and its subsidiaries' plants have not managed any hazardous wastes, hazardous substances, hazardous materials, toxic substances or toxic pollutants, as those terms are used in the Resource Conservation and Recovery Act, the Comprehensive Environmental Response Compensation and Liability Act, the Hazardous Materials Transportation Act, the Toxic Substance Control Act, the Clean Air Act, the Clean Water Act or any other Environmental Law, in violation of any regulations promulgated pursuant thereto or in any other applicable law where such violation could reasonably be expected to result, individually or together with other violations, in a Material Adverse Effect.

          Section 3.17 Maintenance of Insurance. The Borrower and each of its Restricted Subsidiaries maintains insurance (which may be self insurance) for all of its insurable properties: (a) by financially sound and reputable insurers to the extent of insurance obtained from third party insurers; (b) to such extent and against such risks, including fire and other risks insured against by extended coverage, as is customary with companies in the same or similar businesses, including public liability insurance against claims for personal injury or death or property damage occurring upon, in, about or in connection with the use of any properties owned, occupied or controlled by the Borrower or such Restricted Subsidiaries; and (c) as may be required by law.

          Section 3.18 Existing Senior Credit Facilities. Schedule 3.18 sets forth, as of the Closing Date, a complete and accurate list of the Existing Senior Credit Facilities of the Borrower, the Company and their respective subsidiaries (other than the Surviving Senior Credit Facilities), showing as of the Closing Date the obligor and the principal amount outstanding thereunder.

          Section 3.19 Surviving Senior Credit Facilities. Schedule 3.19 sets forth, as of the Closing Date, a complete and accurate list of the Surviving Senior Credit Facilities of the Borrower, the Company and their respective subsidiaries, showing as of the Closing Date the obligor and the principal amount outstanding thereunder.

          Section 3.20 Non-Material Loans. Except as disclosed on Schedule 3.19, there shall not be more than $50,000,000 of Non-Material Loans of the Borrower and its Restricted Subsidiaries and the Company and its Subsidiaries in the aggregate outstanding as of the Closing Date.

                                ARTICLE IV

                     CONDITIONS OF LENDING AND ISSUANCE
                            OF LETTERS OF CREDIT

          The obligations of the Lenders to make Loans hereunder and the obligation of the Fronting Bank to issue Letters of Credit hereunder (or to amend, renew or extend an existing Letter of Credit) are subject to the satisfaction of the following conditions:

          Section 4.01 All Borrowings and Issuances. On the date of each Borrowing and on the date of each issuance of a Letter of Credit (and each amendment, renewal or extension thereof):

          (a) Notice. The Administrative Agent and, as applicable, the Swing Line Bank or the Fronting Bank shall have received from the Borrower a notice of such Borrowing or a notice of such issuance, amendment, renewal or extension as required by Section 2.02, 2.03, 2.04, 2.05 or 2.06, as applicable.

          (b) Representations. The representations and warranties of the Borrower set forth in Sections 3.01, 3.02, 3.03, 3.04, 3.07, 3.10(b),
     3.11 and 3.12 shall be true and correct in all material respects on and as of such date with the same effect as though made on and as of such date at the time of and immediately after such Borrowing or, at the time of and immediately after the issuance, amendment, renewal or extension of a Letter of Credit hereunder.

          (c) Compliance, etc. The Borrower shall be in compliance with all the terms and provisions set forth herein and in each other Loan Document on their part to be observed or performed, and, as applicable, at the time of and immediately after such Borrowing or, at the time of and immediately after such issuance, amendment, renewal or extension of a Letter of Credit hereunder, no Event of Default or Default shall have occurred and be continuing (it being understood and agreed that, for the purpose of determining the satisfaction of the conditions set forth in this Section 4.01(c) and Section 4.02(d) on the Closing Date, the affirmative and negative covenants and the Events of Default set forth in this Agreement shall not cover the Company or any of its Subsidiaries).

          Each Borrowing and each issuance of a Letter of Credit hereunder (or an amendment, renewal or extension thereof) shall be deemed to constitute a representation and warranty by the Borrower on the date of such Borrowing, conversion or continuation, on the date of such issuance, amendment, renewal or extension, as the case may be, as to the matters specified in paragraphs (b) and (c) of this Section 4.01.

          Section 4.02 Closing Date. On the date of the Initial Extension of Credit:

          (a) Opinions. The Administrative Agent shall have received a favorable written opinion of (i) Cravath, Swaine & Moore, special counsel for the Borrower, dated the Closing Date and addressed to the Lenders, in form and substance reasonably satisfactory to the Administrative Agent and (ii) Lorrie Scott, Esq., Senior Legal Counsel to the Borrower, as counsel for the Borrower, dated the Closing Date and addressed to the Lenders, in form and substance reasonably satisfactory to the Administrative Agent.

          (b) Legal Matters. All legal matters (including any documentation) related to this Agreement and the Transactions shall be satisfactory to the Lenders and to Shearman & Sterling, special counsel for the Administrative Agent. In addition, the Acquisition and the Tender Offer shall have been consummated or shall be consummated on or before the Closing Date in accordance in all material respects with the terms and conditions of the Tender Offer Statement, without any waiver or amendment not consented to by the Lenders of any material term, condition or provision set forth therein, and in compliance in all material respects with all applicable laws, and the Borrower shall have acquired sufficient shares of capital stock of the Company, to enable the Purchaser, voting without any other shareholder of the Company, to approve the Merger.

          (c) Articles, etc. The Administrative Agent shall have received
     (i) a copy of the certificate or articles of incorporation, including all amendments thereto, of the Borrower, certified as of a recent date by the Secretary of State of its State of incorporation, and a certificate as to the good standing of the Borrower, as of a recent date, from such Secretary of State; (ii) a certificate from the Borrower of its Secretary or Assistant Secretary dated the Closing Date and certifying (A) that attached thereto is a true and complete copy of the by-laws of the Borrower as in effect on the Closing Date and at all times since a date prior to the date of the resolutions described in clause (B) below, (B) that attached thereto is a true and complete copy of resolutions duly adopted by the Board of Directors of the Borrower authorizing the execution, delivery and performance of the Borrower of any and all documents and agreements to be entered into with respect to the Transactions, including, without limitation, the Loan Documents and the borrowings to be made thereunder, and that such resolutions have not been modified, rescinded or amended and are in full force and effect, (C) that the certificate or articles of incorporation of the Borrower have not been amended since the date of the last amendment thereto shown on the certificate of good standing furnished pursuant to clause (i) above, and (D) as to the incumbency and specimen signature of each officer executing any Loan Document or any other document or agreement delivered in connection with the Transactions on behalf of the Borrower; (iii) certification of another officer as to the incumbency and specimen signature of the Secretary or Assistant Secretary executing the certificate pursuant to (ii) above; and (iv) such other documents as the Lenders or Shearman & Sterling, special counsel for the Administrative Agent, may reasonably request.

          (d) Officers' Certificates. The Administrative Agent shall have received a certificate from the Borrower, dated the Closing Date and signed by a Financial Officer of the Borrower, confirming (i) compliance with the condition precedent set forth in paragraph (c) of
     Section 4.01 and (ii) that the representations and warranties of the Borrower set forth herein are true and correct in all material respects on and as of the Closing Date (except for representations and warranties expressly stated to relate to a specific earlier date, in which case such representations and warranties are true and correct in all material respects as of such earlier date), immediately prior to, and after giving effect to, the initial Borrowing and/or the initial issuance of a Letter of Credit hereunder.

          (e) Fees. The Administrative Agent and the Lenders shall have received all Fees and other amounts due and payable on or prior to the Closing Date.

          (f) Loan Documents. The Administrative Agent shall have received a fully executed counterpart of this Agreement, and an executed copy of each Loan Document (other than this Agreement).

          (g) Termination of Existing Senior Credit Facilities. On the Closing Date the Administrative Agent shall have received written evidence reasonably satisfactory to it that either (i) all Existing Senior Credit Facilities, other than the Surviving Senior Credit Facilities, have been prepaid, redeemed or defeased in full or otherwise satisfied and extinguished or (ii) arrangements reasonably satisfactory to the Administrative Agent and the Lenders for such prepayment, redemption, defeasance, satisfaction or extinguishment have been made; and all Surviving Senior Credit Facilities shall be on terms and conditions reasonably satisfactory to the Administrative Agent and the Lenders.

          (h) Documentation. The Administrative Agent and the Lenders shall be reasonably satisfied with the final terms and conditions (including any modifications made thereto from time to time) of the Tender Offer, including, without limitation, the price per share and number of shares to be acquired (unless it consists of at least sufficient shares of the Company's outstanding common stock (including the related preferred stock purchase rights) to enable the Purchaser, voting without any other shareholder of the Company to consummate a Merger of the Purchaser, the Borrower or one of its wholly owned subsidiaries, with the Company), and with the proposed terms and conditions (including any modifications made thereto from time to time) of the Merger, if any; the Administrative Agent and the Lenders shall be reasonably satisfied with all legal and tax aspects of the Tender Offer and the Merger, if any; and all documentation relating to the Tender Offer and the Merger, if any, including, without limitation, the offer to purchase the Company's outstanding common stock (including the related preferred stock purchase rights), the Merger Agreement, if any, and the Disclosure Letter, shall be in form and substance reasonably satisfactory to the Administrative Agent and the Lenders.

          (i) Rating. The Rating of the Borrower's Senior Unsecured Long-Term Debt, shall be at least Baa3 by Moody's and at least BBB- by S&P and, if the Borrower is rated in the above referenced lowest categories by both Moody's and S&P, shall not have been placed on credit watch by either Moody's or S&P with negative implications, as of the Closing Date.

          (j) Regulation U. The Administrative Agent shall have received the Federal Reserve Forms U-1 provided for in Regulation U, the statements made in which shall be such as to permit the Transactions contemplated hereby in accordance with Regulation U.

          (k) No Material Adverse Change. Other than changes in operating results arising in the ordinary course of business and except as otherwise disclosed publicly or to the Lenders prior to the date hereof, there has been no material adverse change in the business, financial condition, operations or properties of the Company and its subsidiaries, taken as a whole, since September 30, 2001.

                                 ARTICLE V

                           AFFIRMATIVE COVENANTS

          The Borrower covenants and agrees with each Lender, the Swing Line Bank, the Fronting Bank and the Administrative Agent that, so long as this Agreement shall remain in effect or the principal of or interest on any Loan, any Fees or any other expenses or amounts payable under any Loan Document shall be unpaid, or any Letters of Credit shall remain outstanding, or any amounts drawn thereunder shall remain unpaid, unless the Required Lenders (or, where indicated, the Lenders) shall otherwise consent in writing, the Borrower will, and will cause each of its Restricted Subsidiaries and WRECO and each of the Restricted Subsidiaries of WRECO (except in the case of Sections 5.03 (which applies to the Borrower), 5.06 (which applies to the Borrower, WRECO and their respective ERISA Affiliates) and 5.09 (which applies to the Borrower, WRECO and all of their respective Subsidiaries)) to:

          Section 5.01 Existence; Businesses and Properties. (a) Do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence, except as otherwise expressly permitted under Section 6.01(c) (with respect to the Borrower) and Section 6.02(d) (with respect to WRECO) and, with respect to Restricted Subsidiaries, where the failure to do so could not reasonably be expected to have a Material Adverse Effect, provided, however, that the Borrower may liquidate or dissolve any of its Subsidiaries to the extent the assets of such Subsidiary are transferred to the Borrower or any of its Restricted Subsidiaries.

          (b) Except in each case where the failure to do so could not reasonably be expected to result in a Material Adverse Effect, (i) do or cause to be done all things necessary to obtain, preserve, renew, extend and keep in full force and effect the rights, licenses, permits, franchises, authorizations, patents, copyrights, trademarks and trade names necessary in the conduct of its business; (ii) maintain and operate such business in substantially the manner in which it is presently conducted and operated; (iii) comply with all applicable laws, rules, regulations and orders of any Governmental Authority, whether now in effect or hereafter enacted; and (iv) at all times maintain and preserve all property necessary in the conduct of such business and keep such property in good repair, working order and condition and from time to time make, or cause to be made, all necessary and proper repairs, renewals, additions, improvements and replacements thereto necessary in order that the business carried on in connection therewith may be properly conducted at all times.

          (c) Maintain compliance with each of its loans, contracts, leases and other obligations (other than Indebtedness) except such as are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established, and except for such noncompliance as could not reasonably be expected to have, in any case or in the aggregate, a Material Adverse Effect.

          Section 5.02 Insurance. (a) Keep such of its insurable properties as are insured with third-party insurers insured at all times by financially sound and reputable insurers; and (b) maintain (i) insurance (which may include self insurance), to such extent and against such risks, including fire and other risks insured against by extended coverage, as is customary with companies in the same or similar businesses, including public liability insurance against claims for personal injury or death or property damage occurring upon, in, about or in connection with the use of any properties owned, occupied or controlled by it; and (ii) such insurance as may be required by law.

          Section 5.03 Obligations and Taxes. Pay its obligations (other than Indebtedness) promptly and in accordance with their terms and pay and discharge promptly when due all taxes, assessments and governmental charges or levies imposed upon it or upon its income or profits or in respect of its property, before the same shall become delinquent or in default, as well as all lawful claims for labor, materials and supplies or otherwise which, if unpaid, might give rise to a Lien upon such properties or any part thereof; provided, however, that such payment and discharge shall not be required (i) with respect to any such tax, assessment, charge, levy or claim so long as the validity or amount thereof shall be contested in good faith by appropriate proceedings and the Borrower, WRECO or such Subsidiary shall have set aside on its books appropriate reserves with respect thereto or (ii) if the failure to make such payments or to discharge such Liens is not, in any case or in the aggregate, reasonably likely to have a Material Adverse Effect.

          Section 5.04 Financial Statements, Reports, etc. In the case of the Borrower or WRECO, furnish to the Administrative Agent (which shall promptly furnish to each Lender):

          (a) within 95 days after the end of each fiscal year, its consolidated balance sheets and related statements of earnings and statements of cash flows, together with the notes thereto, showing the financial position of the Borrower, WRECO and their respective consolidated Subsidiaries as of the close of such fiscal year and the results of their operations and the operations of such subsidiaries during such year, all audited by Arthur Andersen LLP or other independent public accountants of recognized national standing acceptable to the Required Lenders and accompanied by an opinion of such accountants (which shall not be qualified in any material respect) to the effect that such consolidated financial statements fairly present the financial position and results of operations of the Borrower, WRECO and their respective consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, except as therein noted;

          (b) within 50 days after the end of each of the first three fiscal quarters of each fiscal year, its consolidated balance sheets and related statements of earnings and, with respect to the Borrower, statements of cash flows, showing the financial position of the Borrower and its consolidated Subsidiaries as of the close of such fiscal quarter and the results of its operations and the operations of such consolidated Subsidiaries during such fiscal quarter and the then elapsed portion of the fiscal year, all certified (in the form of Exhibits E-1 and E-2, with respect to the Borrower and WRECO, respectively) by one of its Financial Officers as fairly presenting the financial position and results of operations of the Borrower, WRECO and their respective consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, except as therein noted, subject to appropriate year-end audit adjustments;

          (c) concurrently with any delivery of financial statements under (a) or (b) above, a certificate (in the form of Exhibits E-3 and E-4, with respect to the Borrower and WRECO, respectively) of the accounting firm or Financial Officer of the Borrower or WRECO opining on or certifying such statements (which certificate, when furnished by an accounting firm, may be limited to accounting matters and disclaim responsibility for legal interpretations) (i) certifying that no Event of Default or Default has occurred or, if such an Event of Default or Default has occurred, specifying the nature and extent thereof and any corrective action taken or proposed to be taken with respect thereto, (ii) in the case of the Borrower, setting forth computations in reasonable detail satisfactory to the Administrative Agent demonstrating compliance with the covenants contained in Sections 6.01(d) and 6.01(e) and (iii) including a reconciliation setting forth adjustments made to such financial statements in order to make the calculations set forth in clause (ii) above;

          (d) promptly after the same become publicly available, copies of all periodic and other reports, proxy statements and other materials filed by it or any of its Subsidiaries with the SEC, or with any national securities exchange, or distributed to its shareholders, as the case may be;

          (e) as soon as practicable, copies of such further financial statements and reports as the Borrower or WRECO shall send to banks with which it has lines of credit, and all such financial statements and reports as the Borrower or WRECO shall send to its shareholders (unless all of the outstanding shares of capital stock of the Borrower or WRECO are held by one Person);

          (f) promptly, from time to time, such other information regarding the operations, business affairs and financial condition of the Borrower or WRECO or any of their respective Subsidiaries, or compliance with the terms of any Loan Document, as the Administrative Agent, the Swing Line Bank, the Fronting Bank or any Lender may reasonably request (it being understood that the Borrower shall not be required to provide any information or documents which are subject to confidentiality provisions the nature of which prohibit such disclosure);

          (g) promptly, and in any event within 2 days, upon becoming aware thereof, notice of any proposed or actual down-grade, suspension or withdrawal of the rating provided by S&P or Moody's to the Borrower in respect of its Senior Unsecured Long-Term Debt; and

          (h) information required to be delivered pursuant to paragraphs (a),
     (b), (d) and (e) shall be deemed to have been delivered on the date on which the Borrower provides notice to the Administrative Agent that such information has been posted on the Borrower's website on the internet at the website address listed on the signature pages thereof, at www.sec.gov or at another website identified in such notice and accessible by the Lenders without charge; provided that the Borrower shall deliver paper copies of the reports and financial statements referred to in paragraphs
     (a), (b), (d) and (e) of this Section 5.04 to the Administrative Agent, the Swingline Bank, the Fronting Bank or any Lender who requests the Borrower to deliver such paper copies until written notice to cease delivering paper copies is given by such Administrative Agent, Swingline Bank, Fronting Bank or Lender to the Borrower.

          Section 5.05 Litigation and Other Notices. Furnish to the Administrative Agent (which shall promptly furnish to each Lender) prompt written notice of the following:

          (a) any Event of Default or Default, specifying the nature and extent thereof and the corrective action (if any) proposed to be taken with respect thereto;

          (b) the filing or commencement of, or any threat or notice of intention of any person to file or commence, any action, suit or proceeding, whether at law or in equity or by or before any Governmental Authority, against the Borrower, WRECO or any of their respective Affiliates which, if adversely determined, could reasonably be expected to result in a Material Adverse Effect;

          (c) any development that has resulted in a Material Adverse Effect;
     and

          (d) the issuance by any Governmental Authority of any injunction, order, decision or other restraint prohibiting, or having the effect of prohibiting, the making of the Loans or the initiation of any litigation or similar proceeding seeking any such injunction, order or other restraint;

     provided, that in each case the Borrower shall not be required to provide separate notice of any event disclosed in any report promptly filed with the SEC.

          Section 5.06 ERISA. As soon as possible and, in any event, within 10 Business Days after the Borrower knows of the occurrence of any of the following events which individually or in the aggregate could reasonably be expected to have a Material Adverse Effect, the Borrower will deliver to the Administrative Agent a certificate of the Financial Officer of the Borrower setting forth details as to such occurrence and such action, if any, which the Borrower or an ERISA Affiliate is required or proposes to take, together with any notices required or proposed to be given to or filed with or by the Borrower or such ERISA Affiliate, the PBGC, a Plan participant or the Plan administrator with respect thereto: (a) that a Reportable Event has occurred,
(b) that an accumulated funding deficiency has been incurred or an application has been made to the Secretary of the Treasury for a waiver or modification of the minimum funding standard (including any required installment payments) or an extension of any amortization period under Section 412 of the Code with respect to a Plan, (c) that a Plan has been or is in the process of being terminated, reorganized, partitioned or declared insolvent under Title IV of ERISA, (d) that a Plan has an Unfunded Current Liability, (e) that proceedings have been instituted to terminate a Plan, (f) that a proceeding has been instituted pursuant to Section 515 of ERISA to collect a delinquent contribution to a Plan, or (g) that the Borrower or any ERISA Affiliate will or is reasonably likely to incur any liability (including any contingent or secondary liability) to or on account of the termination of or withdrawal from a Plan under Section 4062, 4063, 4064, 4069, 4201 or 4204 of ERISA or with respect to a Plan under Section 4975 of the Code or Section 409, 502(i) or 502(l) of ERISA. The Borrower will, upon written request, deliver to the Administrative Agent a complete copy of the annual report (Form 5500) of each Plan required to be filed with the Internal Revenue Service. In addition to any certificates or notices delivered to the Administrative Agent pursuant to the first sentence hereof, copies of annual reports and any other notices received by the Borrower or any ERISA Affiliate required to be delivered to the Administrative Agent hereunder shall be delivered to the Administrative Agent no later than 10 Business Days after the later of the date such report or notice has been filed with the Internal Revenue Service or the PBGC, given to Plan participants, received by the Borrower or such ERISA Affiliate or requested in writing by the Administrative Agent.

          Section 5.07 Maintaining Records; Access to Properties and Inspections. Maintain appropriate, accurate and complete financial records and permit any representatives designated by the Administrative Agent to visit and inspect the financial records and the properties of the Borrower, WRECO or any of their Restricted Subsidiaries at reasonable times, with reasonable prior notice given to the Borrower, as often as requested and until a Default has occurred at the expense of the Administrative Agent, and to make extracts from and copies of such financial records, and permit any representatives designated by any Lender, the Administrative Agent, the Swing Line Bank or the Fronting Bank to discuss the affairs, finances and condition of the Borrower, WRECO or any such Restricted Subsidiary with the officers thereof and independent accountants (so long as a representative of the Borrower is present, or the Borrower has consented to the absence of such a representative) therefor (in each case subject to the Borrower's obligations under applicable confidentiality provisions).

          Section 5.08 Use of Proceeds. Use the credit extended pursuant to this Agreement only for the purposes set forth in the recitals to this Agreement.

          Section 5.09 Environmental Matters. (a) (i) Comply in all material respects with all Environmental Laws applicable to the ownership or use of any real property owned or leased by the Borrower, WRECO or any of their respective Subsidiaries, except where such noncompliance is not, in any case or in the aggregate, reasonably likely to have a Material Adverse Effect, (ii) include in all material contracts with tenants and other persons occupying such real property provisions to ensure such tenants' compliance in all material respects with all such Environmental Laws, and diligently enforce and prosecute its rights with respect to such provisions, (iii) pay or cause to be paid in the case of sole liability, or, in the case of joint liability, to seek contribution or compensation in respect of, all costs and expenses incurred in connection with such compliance, except in respect to costs and expenses that are being contested in good faith and for which the Borrower, WRECO or such Subsidiary, as the case may be, shall have set aside on its books appropriate reserves, and except where failures to make such payments are not, in any case or in the aggregate, reasonably likely to have a Material Adverse Effect, and (iv) use its best efforts to keep or cause to be kept all such real property free and clear of any liens imposed pursuant to any Environmental Laws, except in respect to liens that are being contested in good faith, and except in respect to liens the existence of which is not, in any case or in the aggregate, reasonably likely to have a Material Adverse Effect.

          (b) None of the Borrowers, WRECO or any of their respective Subsidiaries will generate, use, treat, store, Release, or permit the generation, use, treatment, storage or Release of Hazardous Materials on any real property owned or leased by the Borrower, WRECO or any of their respective Subsidiaries, or transport or permit the transportation of Hazardous Materials to or from any such real property, except for quantities generated, used, treated, stored, or Released on, or transported to or from, such real property in the ordinary course of business in material compliance with all applicable Environmental Laws and, except for such generation, use, treatment or storage on, or transportation to or from, any such real property of Hazardous Materials as is not, in any case or in the aggregate, reasonably likely to have a Material Adverse Effect.

          (c) If the Administrative Agent receives any notice from the Borrower or WRECO pursuant to subsection (d) of this Section 5.09 or if the Administrative Agent otherwise acquires knowledge of any Environmental Claim which in the sole determination of the Required Lenders would have a Material Adverse Effect with respect to the Borrower or WRECO, then upon the written request of the Required Lenders, the Borrower or WRECO, as applicable, will provide, at its sole cost and expense, an environmental site assessment report concerning any real property owned or leased by the Borrower, WRECO or an affected Subsidiary prepared by an environmental consulting firm approved by the Required Lenders, indicating the presence or absence of Hazardous Materials and the potential costs of any removal or remedial action in connection with any Hazardous Materials on any real property owned or leased by the Borrower, WRECO or any of their respective Subsidiaries.

          (d) The Borrower or WRECO, as applicable, will immediately advise the Administrative Agent in writing of any of the following:

          (i) Any pending or threatened Environmental Claim against the Borrower, WRECO or any of their respective Subsidiaries or any real property owned or leased by the Borrower, WRECO or any of their respective Subsidiaries which if determined adversely to the Borrower, WRECO or any of their respective Subsidiaries would be reasonably likely to have a Material Adverse Effect;

          (ii) Any condition or occurrence on any real property owned or leased by the Borrower, WRECO or any of their respective Subsidiaries that (A) results in noncompliance by the Borrower, WRECO or any of their respective Subsidiaries with any applicable Environmental Law which noncompliance is reasonably likely to have a Material Adverse Effect, or
     (B) could reasonably be anticipated to form the basis of an Environmental Claim against the Borrower, WRECO or any of their respective Subsidiaries or any real property owned or leased by the Borrower, WRECO or any of their respective Subsidiaries and which if determined adversely to the Borrower,

     WRECO or any of their respective Subsidiaries would be reasonably likely to have a Material Adverse Effect;

          (iii) Any condition or occurrence on any real property owned or leased by the Borrower, WRECO or any of their respective Subsidiaries or, to the actual knowledge of the Borrower, WRECO or any of their respective Subsidiaries, any property adjoining or in the vicinity thereof that could reasonably be anticipated to cause such real property to be subject to any restrictions on the ownership, occupancy, use, or transferability thereof under any Environmental Law which restrictions, in any case or in the aggregate, are reasonably likely to have a Material Adverse Effect; and

          (iv) The taking of any removal or remedial action in response to the actual or alleged presence of any Hazardous Materials on any real property owned or leased by the Borrower, WRECO or any of their respective Subsidiaries the taking of which, in any case or in the aggregate, is reasonably likely to have a Material Adverse Effect.

     All such notices shall describe in reasonable detail the nature of the claim, investigation, condition, occurrence, or removal or remedial action and the action which the Borrower, WRECO or any of their respective Subsidiaries proposes to take in response thereto.

          Section 5.10 Performance of Transaction Agreements. Perform and observe all of the material terms and provisions of the agreements to be performed or observed by it with respect to the Transactions.

          Section 5.11 OCBM Agreement. With respect to the Borrower, perform, observe and comply with each of its covenants and agreements in the OCBM Agreement, and do or cause to be done all things necessary to keep the OCBM Agreement in full force and effect.

          Section 5.12 Further Assurances. Promptly cause to be taken, executed, acknowledged or delivered, at the sole expense of the Borrower or WRECO, as applicable, all such further acts, documents and assurances as the Required Lenders may from time to time reasonably request in order for the Borrower or WRECO to carry out its obligations hereunder and under the other Loan Documents.

          Section 5.13 Guarantee. On or prior to March 31, 2003, cause the Company either (i) to merge with and into the Borrower (with the Borrower being the surviving corporation) or (ii) to execute for the benefit of the Administrative Agent, the Swing Line Bank, the Fronting Bank and the Lenders a Guarantee, in form and substance reasonably satisfactory to the Administrative Agent, pursuant to which the Company shall guarantee the obligations of the Borrower arising under this Agreement and the other Loan Documents; provided that the obligations of the Company under such Guarantee shall rank in right of payment at least pari passu with all other unsecured senior Indebtedness of the Company; and provided further that such Guarantee shall be limited to an amount that would not render the Company insolvent. In addition, to the extent the Company guarantees any obligations of the Borrower with respect to an issuance by the Borrower of Indebtedness pursuant to a public offering registered with the SEC, a Rule 144A or Regulation S private placement or any other similar offering on an underwritten or placement-agent basis, the Borrower shall cause the Company to execute, promptly but in any case no later than forty-five days after the date of such issuance, for the benefit of the Administrative Agent, the Swing Line Bank, the Fronting Bank and the Lenders, a Guarantee, in form and substance reasonably satisfactory to the Administrative Agent, pursuant to which the Company shall equally and ratably guarantee the obligations of the Borrower arising under this Agreement and the other Loan Documents; provided that such Guarantee shall be limited to an amount that would not render the Company insolvent.

                                  ARTICLE VI

                              NEGATIVE COVENANTS

          Section 6.01 Covenants of the Borrower. The Borrower covenants and agrees with each Lender, the Swing Line Bank, the Fronting Bank and the Administrative Agent that, so long as this Agreement shall remain in effect or the principal of or interest on any Loan, any Fees or any other expenses or amounts payable under any Loan Document shall be unpaid, or any Letter of Credit shall remain outstanding or any amounts drawn thereunder shall remain unpaid, unless the Required Lenders shall otherwise consent in writing, it will not, either directly or indirectly:

          (a) Secured Indebtedness. (i) Issue, assume or guarantee, or permit any of its Restricted Subsidiaries to issue, assume or guarantee, any indebtedness for money borrowed (hereinafter in this Section 6.01(a) referred to as "debt"), if such debt is secured by a deed of trust, mortgage, pledge, security interest or other lien or encumbrance (any deed of trust, mortgage, pledge, security interest or other lien or encumbrance being hereinafter in this Section 6.01(a) referred to as a "mortgage" or collectively "mortgages") upon or with respect to any timber or timberlands of the Borrower or such Restricted Subsidiary located in the States of Washington, Oregon, Arkansas, Oklahoma, Mississippi or North Carolina, or upon or with respect to any principal manufacturing plant of the Borrower or such Restricted Subsidiary located anywhere in the United States of America, in either case now owned or hereafter acquired, without in any such case effectively providing, concurrently with the issuance, assumption or guarantee of any such debt, that the Loans and Letters of Credit (together with, if the Borrower shall so determine, any other indebtedness of or guarantee by the Borrower or such Restricted Subsidiary ranking equally with the Loans or Letters of Credit and then existing or thereafter created) shall be secured equally and ratably with (or prior to) such debt; provided, however, that the foregoing restrictions shall not be applicable to:

               (1) mortgages upon or with respect to any property of any of its Restricted Subsidiaries securing debt of such Restricted Subsidiary to the Borrower or another Restricted Subsidiary of the Borrower;

               (2) mortgages upon or with respect to any property acquired, constructed or improved by the Borrower or any of its Restricted Subsidiaries after the date of this Agreement which are created, incurred or assumed contemporaneously with, or within 90 days after, such acquisition, construction or improvement, to secure or provide for the payment of any part of the purchase price of such property or the cost of such construction or improvement, or mortgages upon or with respect to any property existing at the time of acquisition thereof; provided, however, that in the case of any such construction or improvement the mortgage shall not apply to any property theretofore owned by the Borrower or any of its Restricted Subsidiaries other than any theretofore unimproved real property on which the property so constructed, or the improvement, is located;

               (3) any extension, renewal or replacement of any mortgage referred to in clause (2) above or clause (4) below; provided, however, that the principal amount of indebtedness secured thereby shall not exceed the principal amount of indebtedness so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or part of the same property which secured the mortgage so extended, renewed or replaced; and

               (4) any mortgage existing on any timber or timberlands of any Person or upon or with respect to any principal manufacturing plant of any Person at the time of acquisition by the Borrower or any of its Restricted Subsidiaries of such Person.

          (ii) Notwithstanding the provisions of paragraph (a)(i) of this
     Section 6.01, the Borrower or any of its Restricted Subsidiaries may issue, assume or guarantee secured debt which would otherwise be subject to the foregoing restrictions in an aggregate amount which, together with all other such debt of the Borrower and its Restricted Subsidiaries and the Attributable Debt in respect of Sale and Lease-Back Transactions (as defined in Section 6.01(b)) existing at such time (other than Sale and Lease-Back Transactions permitted because the Borrower would be entitled to incur debt secured by a mortgage on the property to be leased without equally and ratably securing the Loans pursuant to paragraph (a)(i) of this Section 6.01, and other than Sale and Lease-Back Transactions the proceeds of which have been applied in accordance with clause (ii) of
     Section 6.01(b)), does not at the time exceed five percent (5%) of Shareholders' Interest in the Borrower and its Restricted Subsidiaries (as hereinafter defined). The term "Attributable Debt" as used in this paragraph shall mean, as of any particular time, the present value of the obligation of the lessee for rental payments during the remaining term of any lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

          (iii) For purposes of this Section 6.01(a), (A) the term "principal manufacturing plant" shall not include any manufacturing plant which, in the reasonable opinion of the Board of Directors of the Borrower, is not a principal manufacturing plant of the Borrower and its Restricted Subsidiaries; (B) the following types of transactions shall not be deemed to create debt secured by a mortgage: (1) the sale, mortgage or other transfer of timber in connection with an arrangement under which the Borrower or any of its Restricted Subsidiaries is obligated to cut such timber or a portion thereof in order to provide the transferee with a specified amount of money however determined; (2) the mortgage of any property of the Borrower or any of its Restricted Subsidiaries in favor of the United States, or any State, or any department, agency or instrumentality of either, to secure partial, progress, advance or other payments to the Borrower or any of its Restricted Subsidiaries pursuant to the provisions of any contract or statute and (3) liens existing on property at the time of acquisition of such property; and (C) the term "Shareholders' Interest in the Borrower and its Restricted Subsidiaries" shall mean the aggregate of capital and surplus, including surplus resulting from the March 1, 1913 revaluation of timber and timberlands, of the Borrower and its Restricted Subsidiaries, after deducting the cost of shares of the Borrower held in treasury.

          (b) Sale and Lease-Back. Enter into any arrangement, or permit any Restricted Subsidiary to enter into any arrangement, with any Person providing for the leasing by the Borrower or any of its Restricted Subsidiaries of any real property in the United States (except for temporary leases for a term of not more than three years), which property has been or is to be sold or transferred by the Borrower or such Restricted Subsidiary to such Person (herein referred to as a "Sale and Lease-Back Transaction"), unless (i) the Borrower or such Restricted Subsidiary would be entitled to incur debt secured by a mortgage on the property to be leased without equally or ratably securing the Loans pursuant to Section 6.01(a), or (ii) the Borrower applies an amount equal to the fair value (as determined by the Board of Directors of the Borrower) of the property so leased to the retirement (other than any mandatory retirement), within 90 days of the effective date of any such Sale and Lease-Back Transaction, of indebtedness for borrowed money incurred or assumed by the Borrower which by its terms matures at, or is extendible or renewable at the option of the obligor to, a date more than 12 months after the date of the creation of such debt.

          (c) Merger, Consolidation, etc. Be a party to a merger or consolidation or sell, transfer or otherwise dispose of all or substantially all of its properties or assets in a single transaction or in a series of related transactions unless (i) such merger, consolidation, sale, transfer or disposition is made with respect to another corporation incorporated and doing business primarily within the United States of America which shall expressly assume, in form and substance reasonably satisfactory to the Required Lenders, the obligations of the Borrower under the Loan Documents and the Borrower's Loans and Letters of Credit, and (ii) immediately after giving effect to such merger, consolidation, sale, transfer or disposition, no Default or Event of Default hereunder shall have occurred and be continuing.

          (d) Debt Ratio. Permit Total Funded Indebtedness to exceed (i) on or after the Closing Date, 72% of the sum of the Borrower's Total Adjusted Shareholders' Interest and Total Funded Indebtedness, (ii) on or after December 31, 2003, 69% of such sum and (iii) on or after June 30, 2005, 65% of such sum.

          (e) Net Worth. At any time permit the Borrower's Total Adjusted Shareholders' Interest to be less than $4,955,000,000.

          (f) Change in Business. Engage in, or permit any Restricted Subsidiary to engage in, any material business activities or operations substantially different from, or


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     unrelated to, the business activities and operations conducted by it as of the date hereof, except for reasonable extensions, developments and modifications thereof.

          Section 6.02 Covenants with respect to WRECO. The Borrower covenants and agrees with each Lender, the Swing Line Bank, the Fronting Bank and the Administrative Agent that, so long as this Agreement shall remain in effect or the principal of or interest on any Loan, any Fees or any other expenses or amounts payable under any Loan Document shall be unpaid, or any Letter of Credit shall remain outstanding or any amounts drawn thereunder shall remain unpaid, unless the Required Lenders shall otherwise consent in writing, the Borrower will not, either directly or indirectly, permit WRECO to:

          (a) Capital Base. Have a Capital Base less than $100,000,000.

          (b) Limitation on Indebtedness. Create, issue, guarantee, assume or otherwise become liable, directly or indirectly, or permit any Restricted Subsidiary of WRECO to create, issue, guarantee, assume or otherwise become liable, directly or indirectly, in respect of any (i) Senior Debt of WRECO or Indebtedness of any Restricted Subsidiary of WRECO if, immediately after giving effect to the incurrence thereof and to the application of the proceeds thereof, the aggregate principal amount of all consolidated Senior Debt of WRECO and its Restricted Subsidiaries then outstanding would exceed 80% of the sum of (x) the Capital Base plus
     (y) the aggregate principal amount of Senior Debt of WRECO and its Restricted Subsidiaries then outstanding; or (ii) Subordinated Debt of WRECO if, immediately after giving effect to the incurrence thereof and to the application of the proceeds thereof, the aggregate principal amount of Subordinated Debt of WRECO then outstanding would exceed 100% of Adjusted Net Worth. For purposes of this Section and Section 6.02(c), Indebtedness of a Person which becomes a Restricted Subsidiary on any date shall be deemed to have been issued or incurred as of such date.

          (c) Limitation on Mortgages and Liens. Create, incur or permit to exist any mortgage, pledge, encumbrance, lien, security interest or charge of any kind (including liens or charges upon properties acquired or to be acquired under conditional sales agreements or other title retention devices) on its property or assets, whether now owned or hereafter acquired, or upon any income or profits thereof, or permit any of its Restricted Subsidiaries to do any of the foregoing, except:

               (i) liens, charges, encumbrances and priority claims incidental to the conduct of the business or the ownership of properties and assets (including warehousemen's, attorneys' and statutory landlords' liens) and liens, pledges or deposits in connection with workmen's compensation, unemployment insurance, old age benefit or social security obligations, taxes, assessments, statutory obligations or other similar charges, liens of contractors, mechanics and materialmen, good faith deposits in connection with tenders, contracts or leases to which WRECO or any of its Restricted Subsidiaries is a party or other deposits required to be made in the ordinary course of business and not in connection with the borrowing of money, easements, rights of way, restrictions and other similar encumbrances that, in the aggregate, are not substantial in amount and that do not in any case materially detract from the value of the property subject thereto or


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


          substantially interfere with the ordinary conduct of WRECO's business; provided in each case the obligation secured is not overdue or, if overdue, is being contested in good faith by appropriate proceedings;

               (ii) provided that no Default or Event of Default has occurred and is continuing, the pledge of assets for the purpose of securing any appeal or stay or discharge in the course of any legal proceeding and liens on or resulting from judgments or awards in respect of which WRECO or any of its Restricted Subsidiaries shall in good faith be prosecuting an appeal or proceeding for review;

               (iii) mortgages, liens or security interests existing as of the date of this Agreement securing obligations of WRECO or any of its Restricted Subsidiaries outstanding on such date and all renewals, extensions or refundings thereof (without increase in the principal amount remaining unpaid at the time of any such renewal, extension or refunding);

               (iv) mortgages, liens or security interests securing Indebtedness of a Restricted Subsidiary of WRECO to another Restricted Subsidiary of WRECO or to WRECO;

               (v) mortgages, conditional sale contracts, security interests or other arrangements for the retention of title (including financing leases), in addition to those permitted under subparagraphs (iii), (iv), (vi) and (vii) hereof, given to secure the payment of the purchase price incurred in connection with the acquisition of property useful and intended to be used in carrying on the business of WRECO or a Restricted Subsidiary of WRECO, and liens existing on such property at the time of acquisition thereof or at the time of acquisition by WRECO or a Restricted Subsidiary of any Person then owning such property whether or not such existing liens were given to secure the payment of the purchase price of the property to which they attach; provided that the lien or charge shall attach solely to the property acquired or purchased and any improvements then or thereafter placed thereon;

               (vi) mortgages, security interests and other encumbrances or liens on Real Estate Assets, incurred or created in the ordinary course of the business of WRECO and its Restricted Subsidiaries; provided that the aggregate principal amount of all Indebtedness so secured and at any one time outstanding shall not exceed 10% of the Capital Base at such time; and

               (vii) mortgages, conditional sale contracts, security interests or other arrangements for the retention of title (including financing leases), in addition to those specifically permitted by foregoing subparagraphs (i) through (vi) hereof, given to secure the payment of Senior Debt of WRECO or any of its Restricted Subsidiaries, and any renewal, extension or refunding of any such Senior Debt; provided that the aggregate principal amount of all Senior Debt of WRECO and its Restricted Subsidiaries so secured and at any one time outstanding shall not exceed 10% of the Capital Base at such time.


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


               In the event that any property is subjected to a lien or other encumbrance in violation of this Section 6.02(c), WRECO will make or cause to be made effective provision whereby the Loans shall be secured equally and ratably with all other obligations secured thereby (provided, however, that such violation shall constitute a default under this Agreement whether or not such provision is made) and, if such provision is not made, an equitable lien, so equally and ratably securing the Loans, shall (to the extent permitted by law) exist on such property.

               (d) Limitation on Mergers and Consolidations. Be a party to any merger or consolidation unless (i) WRECO or a Weyerhaeuser Subsidiary (as defined below) having substantially all of its assets and doing business primarily in the United States of America shall be the surviving or resulting corporation of any such merger or consolidation and immediately after giving effect to any such merger or consolidation such successor corporation, whether or not WRECO, shall be entitled to incur at least $1 of additional Senior Debt under Section 6.02(b); (ii) if the surviving or resulting corporation is not WRECO, the surviving or resulting corporation shall be a Weyerhaeuser Subsidiary incorporated within the United States of America and shall expressly assume the obligations of WRECO under this Agreement and the other Loan Documents to which it is a party by supplemental agreement reasonably satisfactory to the Administrative Agent; (iii) immediately after giving effect to any such merger or consolidation, no Default or Event of Default shall have occurred and be continuing; and (iv) WRECO shall have delivered to the Administrative Agent a certificate signed by two of WRECO's officers stating that such merger or consolidation and, if a supplemental agreement is required in connection therewith as aforesaid, such supplemental agreement comply with the provisions described in this paragraph. Upon the consummation of any merger or consolidation in which the surviving or resulting corporation is not WRECO in accordance with the foregoing provisions, the surviving or resulting corporation shall succeed to and be substituted for, and may exercise every right and power of and shall be subject to all of the obligations of, WRECO under this Agreement and the other Loan Documents to which it is a party, with the same effect as if it had been named as WRECO therein. As used in this paragraph, the term "Weyerhaeuser Subsidiary" means a corporation at least 79% of whose issued and outstanding shares of capital stock at the time outstanding and having ordinary voting power for the election of a majority of the directors of such corporation shall be owned and controlled by the Borrower or a wholly-owned Subsidiary of the Borrower.

               (e) Limitation on Sale of Assets. Sell, transfer or otherwise dispose of all or substantially all of its properties and assets in a single transaction or in a series of related transactions unless
          (i) the consideration received therefor shall consist of cash, securities or other properties having an aggregate fair value (as determined in good faith by the Board of Directors of WRECO) equal to not less than the aggregate fair value (as determined in good faith by the Board of Directors of WRECO) of the properties and assets so sold, transferred or otherwise disposed of; (ii) immediately after giving effect thereto, WRECO shall be entitled to incur at least $1 of additional Senior Debt under Section 6.02(b);
          (iii) immediately after giving effect thereto, no Default or Event of Default shall have occurred and be continuing; and (iv) WRECO shall have delivered to


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


          the Administrative Agent a certificate signed by two of WRECO's officers stating that such transaction complies with the provisions described in this paragraph.

                                 ARTICLE VII

                               EVENTS OF DEFAULT

          Section 7.01 Events of Default. In case of the happening of any of the events under Sections 7.01(a) through 7.01(l) below (an "Event of Default"):

          (a) default shall be made in the payment by the Borrower of any principal of any Loan or any reimbursement of any L/C Disbursement, when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or by acceleration thereof or otherwise;

          (b) default shall be made in the payment by the Borrower of any interest on any Loan or any Fee or any other amount (other than an amount referred to in Section 7.01(a) above) due under any Loan Document, when and as the same shall become due and payable, and such default shall continue unremedied for a period of five days;

          (c) any representation or warranty made or deemed made by the Borrower in or in connection with any Loan Document or the borrowings or Letters of Credit hereunder, or any representation, warranty, statement or information contained in any report, certificate, financial statement or other instrument furnished in connection with or pursuant to any Loan Document, shall prove to have been false or misleading in any material respect when so made, deemed made or furnished;

          (d) default shall be made in the due observance or performance by the Borrower, WRECO or any of their respective Subsidiaries (or their respective Restricted Subsidiaries, if such covenant, condition or agreement applies only to Restricted Subsidiaries) of any covenant, condition or agreement contained in Section 5.01(a), Section 5.05(a),
     Section 5.13 or in Article VI;

          (e) default shall be made in the due observance or performance by the Borrower, WRECO or any of their respective Subsidiaries (or their respective Restricted Subsidiaries, if such covenant, condition or agreement applies only to Restricted Subsidiaries) of any covenant, condition or agreement contained in any Loan Document (other than those specified in Sections 7.01(a), 7.01(b), 7.01(c) or 7.01(d)) and such default shall continue unremedied for a period of thirty days after notice thereof from the Administrative Agent, the Swing Line Bank, the Fronting Bank or any Lender to the Borrower or WRECO;

          (f) the Borrower, WRECO or any of their respective Restricted Subsidiaries shall (i) fail to pay, when and as the same shall become due and payable (and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument related to such Indebtedness) any principal or interest, regardless of amount, due in respect of Indebtedness in an aggregate principal amount in excess of


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


     $100,000,000, or (ii) fail to observe or perform any other terms, covenants, conditions or agreements contained in any agreements or instruments evidencing or governing Indebtedness in an aggregate principal amount in excess of $100,000,000 (and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument related to such Indebtedness), if the effect of any failure or failures referred to in this Section 7.01(f)(ii) is to cause or permit the holder or holders of such Indebtedness or a trustee on its or their behalf (with or without the giving of notice) to cause such Indebtedness to become due prior to its stated maturity; provided that -------- anyTransaction-Related Event of Default that, but for this proviso, would be a Default or an Event of Default pursuant to this
     Section 7.01(f) prior to November 11, 2002, shall be deemed to be neither a Default nor an Event of Default;

          (g) an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking (i) relief in respect of the Borrower, WRECO or any of their respective Restricted Subsidiaries, or of a substantial part of the property or assets of the Borrower, WRECO or any of their respective Restricted Subsidiaries, under Title 11 of the United States Code, as now constituted or hereafter amended, or any other Federal or state bankruptcy, insolvency, receivership or similar law, (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Borrower, WRECO or any of their respective Restricted Subsidiaries or for a substantial part of the property or assets of the Borrower, WRECO or any of their respective Restricted Subsidiaries or
     (iii) the winding-up or liquidation of the Borrower, WRECO or any of their respective Restricted Subsidiaries; and such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered;

          (h) the Borrower, WRECO or any of their respective Restricted Subsidiaries shall (i) voluntarily commence any proceeding or file any petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, or any other Federal or state bankruptcy, insolvency, receivership or similar law, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or the filing of any petition described in Section 7.01(g) above, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Borrower, WRECO or any of their respective Restricted Subsidiaries or for a substantial part of the property or assets of the Borrower, WRECO or any of their respective Restricted Subsidiaries, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors, (vi) become unable, admit in writing its inability or fail generally to pay its debts as they become due or (vii) take any action for the purpose of effecting any of the foregoing;

          (i) one or more judgments for the payment of money in an aggregate amount in excess of $100,000,000 shall be rendered against the Borrower, WRECO, any of their respective Restricted Subsidiaries or any combination thereof and the same shall remain undischarged for a period of 30 consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to levy


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


     upon assets or properties of the Borrower, WRECO or any of their respective Restricted Subsidiaries to enforce any such judgment;

          (j) any Plan shall fail to satisfy the minimum funding standard required for any plan year or a waiver of such standard or extension of any amortization period is sought or granted under Section 412 of the Code, any Plan is, shall have been or is likely to be terminated or the subject of termination proceedings under ERISA, any Plan shall have an Unfunded Current Liability, or the Borrower has incurred or is likely to incur a liability to or on account of a Plan under Sections 409, 502(i), 502(l), or 515 of ERISA or Section 4975 of the Code, or the Borrower or any ERISA Affiliate has incurred or is likely to incur a liability to or on account of a Plan under Sections 4062, 4063, 4064, 4069, 4201 or 4204 of ERISA; and there shall result from any such event or events referred to in this Section 7.01(j) the imposition of a lien upon the assets of the Borrower or any ERISA Affiliate, the granting of a security interest, a liability or a material risk of incurring a liability to the PBGC or the Internal Revenue Service or a Plan or a trustee appointed under ERISA or a liability or a material risk of incurring a liability under Sections 409, 502(i) or 502(l) of ERISA or under Sections 4971 or 4975 of the Code; which, in the good faith determination of the Required Lenders, will have a Material Adverse Effect;

          (k) there shall have occurred a Change in Control of the Borrower or WRECO; or

          (l) the OCBM Agreement shall cease, for any reason, to be in full force and effect, or the Borrower shall contest the validity or enforceability thereof or otherwise fail to comply with its obligations thereunder;

then, and in every such event (other than an event with respect to the Borrower or WRECO described in Section 7.01(g) or 7.01(h) above), and at any time thereafter during the continuance of such event, the Administrative Agent, at the request of the Required Lenders, shall, by notice to the Borrower, take any or all of the following actions, at the same or different times: (i) terminate forthwith the Commitments of the Lenders, (ii) terminate forthwith the obligation of the Fronting Bank to issue Letters of Credit,
(iii) declare the Loans then outstanding to the Borrower to be forthwith due and payable in whole or in part, whereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and any unpaid accrued Fees and all other liabilities of the Borrower accrued hereunder and under any other Loan Document, shall become forthwith due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Borrower, anything contained herein or in any other Loan Document to the contrary notwithstanding; and in any event with respect to the Borrower described in Sections 7.01(g) or 7.01(h) above, the Commitments of the Lenders and the obligation of the Fronting Bank to issue Letters of Credit shall automatically terminate and the principal of the Loans then outstanding, together with accrued interest thereon and any unpaid accrued Fees and all other liabilities of the Borrower accrued hereunder and under any other Loan Document, shall automatically become due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Borrower, anything contained herein or in any other Loan Document to the contrary notwithstanding.


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                                 ARTICLE VIII

                           THE ADMINISTRATIVE AGENT

          Section 8.01 The Administrative Agent. In order to expedite the transactions contemplated by this Agreement, JPMorgan Chase Bank is hereby appointed to act as Administrative Agent on behalf of the Lenders, the Swing Line Bank and the Fronting Bank. Each of the Lenders, the Swing Line Bank and the Fronting Bank, and each assignee thereof, hereby irrevocably authorizes the Administrative Agent to take such actions on behalf of such Lender, the Swing Line Bank and the Fronting Bank and to exercise such powers as are specifically delegated to the Administrative Agent by the terms and provisions hereof, together with such actions and powers as are reasonably incidental thereto.

          The Administrative Agent is hereby expressly authorized by the Lenders, the Swing Line Bank and the Fronting Bank, without hereby limiting any implied authority, (a) to receive on behalf of the Lenders, the Swing Line Bank and the Fronting Bank, all payments of principal of and interest on the Loans, all reimbursements made with respect to L/C Disbursements and all other amounts due to the Lenders, the Swing Line Bank and the Fronting Bank hereunder, and promptly to distribute to each Lender, the Swing Line Bank and the Fronting Bank its proper share of each payment so received; (b) to give prompt notice on behalf of each of the Lenders, the Swing Line Bank and the Fronting Bank to the Borrower of any Event of Default specified in this Agreement of which the Administrative Agent has actual knowledge acquired in connection with its agency hereunder; and (c) to distribute promptly to each Lender, the Swing Line Bank and the Fronting Bank copies of all notices, financial statements and other materials delivered by the Borrower and WRECO pursuant to this Agreement as received by the Administrative Agent.

          Neither the Administrative Agent nor any of its directors, officers, employees or agents shall be liable as such to any Lender, the Swing Line Bank or the Fronting Bank for any action taken or omitted by any of them except for its or his own gross negligence or willful misconduct, or be responsible for any statement, warranty or representation herein or the contents of any document delivered in connection herewith, or be required to ascertain or to make any inquiry concerning the performance or observance by the Borrower or WRECO of any of the terms, conditions, covenants or agreements contained in any Loan Document. The Administrative Agent shall not be responsible to the Lenders, the Swing Line Bank and the Fronting Bank for (i) the due execution, genuineness, validity, enforceability or effectiveness of this Agreement or any other Loan Documents or other instruments or agreements or (ii) the satisfaction of any condition set forth in any Loan Document, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent. The duties of the Administrative Agent shall be mechanical and administrative in nature; the Administrative Agent shall not have by reason of this Agreement or any other Loan Document a fiduciary relationship in respect of any Lender, the Swing Line Bank or the Fronting Bank. The Administrative Agent shall in all cases be fully protected in acting, or refraining from acting, in accordance with written instructions signed by the Required Lenders, the Lenders, the Swing Line Bank or the Fronting Bank, as the case may be, and, except as otherwise specifically provided herein, such instructions and any action or inaction pursuant thereto shall be binding on all of the Lenders, the Swing Line Bank and the Fronting Bank. The Administrative Agent shall, in the absence of


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


knowledge to the contrary, be entitled to rely on any instrument or document believed by it to be genuine and correct and to have been signed or sent by the proper person or persons. The Administrative Agent may also rely upon any statement made to it orally or by telephone and believed to be made by the proper Person, and shall not incur any liability for relying thereon.

          Neither the Administrative Agent nor any of its directors, officers, employees or agents shall have any responsibility to the Borrower or WRECO on account of the failure of or delay in performance or breach by any Lender, the Swing Line Bank or the Fronting Bank of any of its obligations hereunder or to any Lender, the Swing Line Bank or the Fronting Bank on account of the failure of or delay in performance or breach by any other Lender, the Swing Line Bank or the Fronting Bank or the Borrower or WRECO of any of their respective obligations hereunder or under any other Loan Document or in connection herewith or therewith. The foregoing shall not limit the obligations of JPMorgan Chase Bank (or its successors and assigns) in its capacity as Lender hereunder. The Administrative Agent may execute any and all duties hereunder by or through agents or employees and shall be entitled to rely upon the advice of legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it with respect to all matters arising hereunder and shall not be liable for any action taken or suffered in good faith by it in accordance with the advice of such counsel. The exculpatory provisions of this Article VIII shall apply to any such agent or employee, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent.

          The Administrative Agent shall not have any duties or obligations except those expressly set forth herein. Without limiting the generality of the foregoing, the Lenders, the Swing Line Bank and the Fronting Bank hereby acknowledge that (a) the Administrative Agent shall not be subject to any fiduciary or other implied duties, regardless of whether a Default or Event of Default has occurred and is continuing, (b) the Administrative Agent shall be under no duty to take any discretionary action permitted to be taken by it pursuant to the provisions of this Agreement unless it shall be requested in writing to do so by the Required Lenders, the Lenders, the Swing Line Bank or the Fronting Bank, as the case may be and (c) except as expressly set forth herein, the Administrative Agent shall not have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower, WRECO or any of their respective Subsidiaries that is communicated to or obtained by the Administrative Agent or any of its Affiliates in any capacity.

          Subject to the appointment and acceptance of a successor Administrative Agent as provided below, the Administrative Agent may resign at any time by notifying the Lenders, the Swing Line Bank, the Fronting Bank and the Borrower. Upon any such resignation, the Required Lenders shall have the right to appoint a successor. If no successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may, on behalf of the Lenders, the Swing Line Bank and the Fronting Bank, appoint a successor Administrative Agent which shall be a bank with an office in New York, New York, having a combined capital and surplus of at least $500,000,000 or an Affiliate of any such bank. Upon the acceptance of any appointment as Administrative Agent hereunder by a successor bank, such successor shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent and the retiring Administrative


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Agent shall be discharged from its duties and obligations hereunder. After the
Administrative Agent's resignation hereunder, the provisions of this Article and Section 9.05 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as Administrative Agent.

          With respect to the Loans made by it hereunder, the Administrative Agent in its individual capacity and not as Administrative Agent shall have the same rights and powers as any other Lender and may exercise the same as though it were not the Administrative Agent, and the Administrative Agent and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Borrower, WRECO or any of their respective Subsidiaries or other Affiliate thereof as if it were not the Administrative Agent.

          Each of the Lenders, the Swing Line Bank and the Fronting Bank agrees (i) to reimburse the Administrative Agent, on demand, in the amount of its pro rata share (based on its Commitment hereunder) of any expenses incurred for the benefit of the Lenders, the Swing Line Bank and the Fronting Bank by the Administrative Agent, including counsel fees and compensation of agents and employees paid for services rendered on behalf of the Lenders, the Swing Line Bank and the Fronting Bank, which shall not have been reimbursed by the Borrower and (ii) to indemnify and hold harmless the Administrative Agent and any of its directors, officers, employees or agents, on demand, in the amount of such pro rata share, from and against any and all liabilities, taxes, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against it in its capacity as the Administrative Agent or any of them in any way relating to or arising out of this Agreement or any other Loan Document or any action taken or omitted by it or any of them under this Agreement or any other Loan Document, to the extent the same shall not have been reimbursed by the Borrower; provided that no Lender, nor the Swing Line Bank nor the Fronting Bank, shall be liable to the Administrative Agent for any portion of such liabilities, taxes, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the gross negligence or willful misconduct of the Administrative Agent or any of its directors, officers, employees, or agents.

          Each of the Lenders, the Swing Line Bank and the Fronting Bank acknowledges that it has, independently and without reliance upon the Administrative Agent, any other Lender, the Swing Line Bank or the Fronting Bank and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each of the Lenders, the Swing Line Bank and the Fronting Bank also acknowledges that it will, independently and without reliance upon the Administrative Agent, any other Lender, the Swing Line Bank or the Fronting Bank and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement or any other Loan Document, any related agreement or any document furnished hereunder or thereunder.

          Section 8.02 Other Agents. Each of the Lenders, the Swing Line Bank, the Fronting Bank and the Borrower acknowledges that (A) each of the Lead Arrangers, the Joint Book Runners, the Syndication Agent and the Co-Documentation Agents, in their capacity as, respectively, Lead Arranger, Joint Book Runner, Syndication Agent and Co-Documentation Agent, do not have any responsibility or liability hereunder, and (B) the titles "Lead Arranger",


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"Joint Book Runner", "Syndication Agent" and "Co-Documentation Agent" are
purely honorary in nature.


                                  ARTICLE IX

                                 MISCELLANEOUS

          Section 9.01 Notices. Notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed or sent by telecopy to the address specified below, or such other address as such party shall hereafter have specified by written notice to the Administrative Agent and the Borrower:

          (a) if to the Borrower by hand or courier service, to it at 33663 Weyerhaeuser Way South, Federal Way, Washington, or by facsimile to (253) 924-3543, in each case to the Attention of Vice President and Treasurer with a copy to Secretary;

          (b) if to the Administrative Agent or a Lender, to it at its address (or telecopy number) set forth in Schedule 9.01 or in the Assignment and Acceptance pursuant to which such Lender became a party hereto.

          All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt if delivered by hand or overnight courier service or sent by telecopy or other telegraphic communications equipment of the sender, in each case delivered, sent or mailed (properly addressed) to such party as provided in this Section 9.01 or in accordance with the latest unrevoked direction from such party given in accordance with this Section 9.01.

          Section 9.02 Survival of Agreement. All covenants, agreements, representations and warranties made by the Borrower herein and in the certificates or other instruments prepared or delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the Lenders, the Swing Line Bank and the Fronting Bank and shall survive the making of the Loans and the issuance of the Letters of Credit, regardless of any investigation made by the Lenders, the Swing Line Bank or the Fronting Bank or on their behalf, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any Fee or any L/C Disbursement or any other amount payable under this Agreement or any other Loan Document is outstanding and unpaid and so long as the Commitments and all Letters of Credit hereunder have not been terminated. The Commitment Letter shall terminate on the Closing Date.

          Section 9.03 Binding Effect. This Agreement shall become effective when it shall have been executed by the Borrower and the Administrative Agent and when the Administrative Agent shall have received copies hereof which, when taken together, bear the signatures of each Lender, the Swing Line Bank and the Fronting Bank and thereafter shall be binding upon and inure to the benefit of the Borrower, the Administrative Agent, each Lender, the Swing Line Bank and the Fronting Bank and their respective successors and assigns, except


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that other than as provided in Section 6.01(c), the Borrower shall not have the right to assign or delegate its rights or obligations hereunder or any interest herein without the prior consent of all the Lenders, the Swing Line Bank and the Fronting Bank.

          Section 9.04 Successors and Assigns. (a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that, other than as provided in Section 6.01(c), the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

          (b) Any Lender may assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans at the time owing to it and the Letters of Credit issued at such time); provided that (i) except in the case of an assignment to a Lender or a Lender Affiliate, the Borrower and the Administrative Agent must give their prior written consent to such assignment (which consent shall not be unreasonably withheld or delayed), (ii) except in the case of an assignment to a Lender or a Lender Affiliate or an assignment of the entire remaining amount of the assigning Lender's Commitment, the amount of the Commitment of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Acceptance with respect to such assignment is delivered to the Administrative Agent) shall not be less than $5,000,000 unless each of the Borrower and the Administrative Agent otherwise consent, (iii) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender's rights and obligations under this Agreement, except that this clause (iii) shall not apply to rights in respect of outstanding Competitive Loans, (iv) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Acceptance, together with a processing and recordation fee of $3,500, and (v) the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire; and provided further that any consent of the Borrower otherwise required under this paragraph shall not be required if a Default or Event of Default has occurred and is continuing. Subject to acceptance and recording thereof pursuant to paragraph
(d) of this Section, from and after the effective date specified in each Assignment and Acceptance the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Acceptance, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Acceptance, be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.14, 2.16, 2.20 and 9.05). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (e) of this Section.


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


          (c) The Administrative Agent, acting for this purpose as an agent of the Borrower, shall maintain at one of its offices in The City of New York a copy of each Assignment and Acceptance delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitment of, and principal amount of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the "Register"). The entries in the Register shall be conclusive, and the Borrower, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

          (d) Upon its receipt of a duly completed Assignment and Acceptance executed by an assigning Lender and an assignee, the assignee's completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in paragraph (b) of this Section, if any, and any written consent to such assignment required by paragraph (b) of this Section, the Administrative Agent shall accept such Assignment and Acceptance and record the information contained therein in the Register. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.

          (e) Any Lender may, without the consent of the Borrower, sell participations to one or more banks or other entities (a "Participant") in all or a portion of such Lender's rights and obligations under this Agreement (including all or a portion of its Commitment, the Loans owing to it and the Letters of Credit issued hereunder); provided that (i) such Lender's obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrower, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to Section 9.08(b) that affects such Participant. Subject to paragraph (f) of this Section, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.14, 2.16 and 2.20 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 9.06 as though it were a Lender, provided such Participant agrees to be subject to Section 2.18 as though it were a Lender.

          (f) A Participant shall not be entitled to receive any greater payment under Section 2.14 or 2.20 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower's prior written consent.

          (g) Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement and the other Loan Documents (including, without


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


limitation, any notes held by it pursuant to Section 2.08(e)) to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank without notice to, or consent of, the Borrower or the Administrative Agent, and this Section shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

          (h) The Borrower authorizes each Lender to disclose to any Participant or assignee and any prospective Participant or assignee any and all financial information in such Lender's possession concerning the Borrower or any Subsidiary of the Borrower which has been delivered to such Lender by the Borrower pursuant to this Agreement or which has been delivered to such Lender by the Borrower in connection with such Lender's credit evaluation of the Borrower prior to entering into this Agreement; provided that such Participant or assignee or prospective Participant or assignee agrees to treat any such information which is not public as confidential in accordance with the terms of this Agreement.

          Section 9.05 Expenses; Indemnity. (a) The Borrower agrees to pay all reasonable out-of-pocket expenses incurred by the Administrative Agent in connection with the preparation of this Agreement and the other Loan Documents or in connection with any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions hereby contemplated shall be consummated) or incurred by the Administrative Agent, any Lender, the Swing Line Bank or the Fronting Bank in connection with the enforcement or protection of their rights in connection with this Agreement and the other Loan Documents or in connection with the Loans made and the Letters of Credit issued, including the fees and disbursements of Shearman & Sterling, special counsel for the Administrative Agent, and, in connection with any such amendment, modification or waiver made in connection with any such enforcement or protection, the fees and disbursements of any other counsel for the Administrative Agent, any Lender, the Swing Line Bank or the Fronting Bank. The Borrower further agrees that it shall indemnify the Lenders, the Swing Line Bank and the Fronting Bank from and hold them harmless against any documentary taxes, assessments or charges made by any Governmental Authority by reason of the execution and delivery of this Agreement, any of the other Loan Documents or any Letters of Credit.

          (b) The Borrower will indemnify the Administrative Agent, each Lender, the Swing Line Bank and the Fronting Bank and its directors, officers, employees and agents (each such person being called an "Indemnitee") against, and to hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including reasonable counsel fees and expenses, incurred by or asserted against any Indemnitee arising out of, in any way connected with, or as a result of (i) the execution or delivery by the Borrower of this Agreement or any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties thereto of their respective obligations thereunder or the consummation of the Transactions and the other transactions contemplated hereby and thereby, (ii) the use of the proceeds of the Loans or of the Letters of Credit by the Borrower or (iii) any claim, litigation, investigation or proceeding relating to any of the foregoing, whether or not any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses have resulted from the gross negligence or willful misconduct of such Indemnitee.


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


          (c) It is understood and agreed that, to the extent not precluded by a conflict of interest, each Indemnitee shall endeavor to work cooperatively with the Borrower with a view toward minimizing the legal and other expenses associated with any defense and any potential settlement or judgment. To the extent reasonably practicable and not disadvantageous to any Indemnitee, it is anticipated that a single counsel selected by the Borrower may be used. Settlement of any claim or litigation involving any material indemnified amount will require the approval of the Borrower (not to be unreasonably withheld).

          (d) The provisions of this Section 9.05 shall remain operative and in full force and effect regardless of the expiration of the term of this Agreement, the consummation of the transactions contemplated hereby, the repayment of any of the Loans or L/C Disbursements, the termination of any Letters of Credit, the invalidity or unenforceability of any term or provision of this Agreement or any other Loan Document, or any investigation made by or on behalf of the Administrative Agent, any Lender, the Swing Line Bank or the Fronting Bank. All amounts due under this Section 9.05 shall be payable on written demand therefor.

          Section 9.06 Right of Setoff. If any Event of Default shall have occurred and be continuing, each Lender, the Swing Line Bank and the Fronting Bank is hereby authorized at any time and from time to time, without notice to the Borrower (any such notice being expressly waived by the Borrower), to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by such Lender, the Swing Line Bank or the Fronting Bank or any of their respective Affiliates to or for the credit or the account of the Borrower against any of and all the obligations of the Borrower now or hereafter existing under this Agreement and any other Loan Documents held by such Lender, the Swing Line Bank or the Fronting Bank, irrespective of whether or not such Lender, the Swing Line Bank or the Fronting Bank shall have made any demand under this Agreement or such other Loan Document and although such obligations may be unmatured. The rights of each Lender, the Swing Line Bank or the Fronting Bank, under this Section 9.06 are in addition to other rights and remedies (including other rights of setoff) which such Lender, the Swing Line Bank or any Fronting Bank, may have.

          Section 9.07 Applicable Law. THIS AGREEMENT, THE OTHER LOAN DOCUMENTS AND THE RIGHTS AND OBLIGATIONS THEREUNDER OF THE PARTIES THERETO (OTHER THAN AS RELATED TO LETTERS OF CREDIT) SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK. EACH LETTER OF CREDIT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OR RULES DESIGNATED IN SUCH LETTER OF CREDIT, OR IF NO SUCH LAWS OR RULES ARE DESIGNATED, THE UNIFORM CUSTOMS AND PRACTICE FOR DOCUMENTARY CREDITS (1993 REVISION), INTERNATIONAL CHAMBER OF COMMERCE, PUBLICATION NO. 500 (THE "UNIFORM CUSTOMS") AND, AS TO MATTERS NOT GOVERNED BY THE UNIFORM CUSTOMS, THE LAWS OF THE STATE OF NEW YORK.

          Section 9.08 Waivers; Amendment. (a) No failure or delay of the Administrative Agent, any Lender, the Swing Line Bank or the Fronting Bank in exercising any power or right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise


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of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Administrative Agent, the Lenders, the Swing Line Bank and the Fronting Bank hereunder and under the other Loan Documents are cumulative and are not exclusive of any rights or remedies which they would otherwise have. No waiver of any provision of this Agreement or any other Loan Document or consent to any departure by the Borrower therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) below, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice or demand on the Borrower in any case shall entitle the Borrower to any other or further notice or demand in similar or other circumstances.

          (b) Neither this Agreement nor any provision hereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Borrower and the Required Lenders; provided, however, that no such agreement shall (i) change the principal amount of, or extend or advance the maturity of or any date for the scheduled payment of any principal of or interest on, any Loan, or extend the stated maturity of any Letter of Credit beyond the Termination Date (unless such Letter of Credit has been cash collateralized or the Lenders have been relieved of their participation obligations pursuant to Section 2.04(d) in respect of such Letter of Credit) or waive or excuse any such scheduled payment or any part thereof, or decrease the rate of interest on any Loan, without the prior written consent of each Lender affected thereby, (ii) change the Commitment or decrease or extend any date for the payment of the Facility Fees or L/C Participation Fees of any Lender without the prior written consent of such Lender, or (iii) amend or modify the provisions of Section 2.17, the provisions of this Section 9.08 or the definition of "Termination Date" or "Required Lenders", without the prior written consent of each Lender; provided further that no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent hereunder without the prior written consent of the Administrative Agent. Each Lender shall be bound by any waiver, amendment or modification authorized by this Section 9.08, and any consent by any Lender pursuant to this Section
9.08 shall bind any person subsequently acquiring a Loan from it.

          Section 9.09 Interest Rate Limitation. Notwithstanding anything herein to the contrary, if at any time the applicable interest rate, together with all fees and charges which are treated as interest under applicable law (collectively the "Charges"), as provided for herein or in any other Loan Document, or otherwise contracted for, charged, received, taken or reserved by any Lender, shall exceed the maximum lawful rate (the "Maximum Rate") which may be contracted for, charged, taken, received or reserved by such Lender in accordance with applicable law, the rate of interest payable with respect to each Loan owing to each Lender, together with all Charges payable to such Lender, shall be limited to the Maximum Rate.

          Section 9.10 Entire Agreement. This Agreement and the other Loan Documents and the letter agreements referred to in Section 2.07(b) (with respect to the payment of fees only) constitute the entire contract between the parties relative to the subject matter hereof. Any previous agreement among the parties with respect to the subject matter hereof is superseded by this Agreement and the other Loan Documents. Nothing in this Agreement or in the other Loan Documents, expressed or implied, is intended to confer upon any party other than the parties


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


hereto and thereto any rights, remedies, obligations or liabilities under or by reason of this Agreement or the other Loan Documents.

          Section 9.11 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

          Section 9.12 Severability. In the event any one or more of the provisions contained in this Agreement or in any other Loan Document should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby. The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

          Section 9.13 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall constitute an original but all of which when taken together shall constitute but one contract, and shall become effective as provided in Section 9.03.

          Section 9.14 Headings. The cover page, the Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement.

          Section 9.15 Jurisdiction; Consent to Service of Process. (a) The Borrower hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the other Loan Documents, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that any Lender, the Administrative Agent, the Swing Line Bank or the Fronting Bank may otherwise have to bring any action or proceeding relating to this Agreement or the other Loan Documents against the Borrower or its properties in the courts of any jurisdiction.


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


          (b) The Borrower hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the other Loan Documents in any New York State or Federal court located in New York City. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

          (c) The Borrower hereby irrevocably designates, appoints and empowers CT Corporation System, Inc. presently located at 111 Eighth Avenue, New York, New York 10011, as its designee, appointee and attorney-in-fact to receive, accept and acknowledge for and on its behalf, and in respect of its property, service of any and all legal process, summons, notices and documents which may be served in any such action or proceeding. If for any reason such designee, appointee and attorney-in-fact shall cease to be available to act as such, the Borrower agrees to designate a new designee, appointee and attorney-in-fact in New York City on the terms and for purposes of this provision satisfactory to the Administrative Agent. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.01. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

          Section 9.16 Domicile of Loans. Each Lender may transfer and carry its Loans at, to or for the account of any office, subsidiary or Affiliate of such Lender.

          Section 9.17 Restricted and Unrestricted Subsidiaries. (a) Set forth on Schedule 3.08 Part I is a list of all of the Restricted Subsidiaries and Unrestricted Subsidiaries of the Borrower as of the Closing Date.

          (b) Set forth on Schedule 3.08 Part II is a list of all of the Restricted Subsidiaries and Unrestricted Subsidiaries of WRECO as of the Closing Date.

          (c) After the Closing Date, a Financial Officer of the Borrower may, provided that no Default or Event of Default has occurred and is continuing, designate a Restricted Subsidiary as an Unrestricted Subsidiary by notice sent to all of the Lenders, provided that (i) no such designation shall be effective unless immediately after giving effect thereto there would exist no Default or Event of Default; (ii) any such designation shall be effective not less than five Business Days after written notice thereof shall have been provided to each Lender; and (iii) upon such designation, Schedule 3.08 Part I shall be deemed to be amended to reflect such designation. Any Person that becomes a Subsidiary (by formation, acquisition, merger or otherwise) after the Closing Date shall automatically be deemed to be a Restricted Subsidiary of the Borrower as of the date it becomes a Subsidiary unless designated as an Unrestricted Subsidiary pursuant to the terms hereof.

          (d) After the Closing Date, a Financial Officer of the Borrower may, provided that no Default or Event of Default has occurred and is continuing, designate an Unrestricted Subsidiary as a Restricted Subsidiary by notice sent to all of the Lenders, provided that (w) no such designation shall be effective unless immediately after giving effect thereto there would exist no Default or Event of Default; (x) no such designation shall be effective unless


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immediately after giving effect thereto the Borrower is in compliance with
Sections 6.01(d) and 6.01(e); (y) any such designation shall be effective not less than five Business Days after written notice thereof shall have been provided to each Lender; and (z) upon such designation, Schedule 3.08 Part I shall be deemed to be amended to reflect such designation.

          (e) After the Closing Date, any Subsidiary of WRECO (i) which is organized and existing under the laws of the United States or any state of the United States, Puerto Rico or the Dominion of Canada or any province thereof and (ii) of which substantially all of the physical properties are located, and substantially all of the business is carried on, in the United States of America, Puerto Rico or Canada may, provided that no Default or Event of Default has occurred and is continuing, be designated as a Restricted Subsidiary by WRECO, subject to the limitations described in Subsection 9.17(f) below. Any Person that becomes a Subsidiary of WRECO (by formation, acquisition, merger or otherwise) after the Closing Date shall automatically be deemed to be an Unrestricted Subsidiary of WRECO as of the date it becomes a Subsidiary unless designated as a Restricted Subsidiary pursuant to the terms hereof.

          (f) After the Closing Date, the Borrower may, provided that no Default or Event of Default has occurred and is continuing, cause a Financial Officer of WRECO to designate an Unrestricted Subsidiary as a Restricted Subsidiary by notice sent to all of the Lenders, provided that: (v) such Subsidiary satisfies the requirements of Subsection 9.17(e) above; (w) no such designation shall be effective unless immediately after giving effect thereto there would exist no Default or Event of Default; (x) WRECO could incur at least $1 of additional Senior Debt under Subsection 6.02(b); (y) any such designation shall be effective not less than five Business Days after written notice thereof shall have been provided to each Lender; and (z) upon such designation, Schedule 3.08 Part II shall be deemed to be amended to reflect such designation.

          (g) After the Closing Date, the Borrower may, provided that no Default or Event of Default has occurred and is continuing, cause a Financial Officer of WRECO to designate a Restricted Subsidiary as an Unrestricted Subsidiary by notice sent to all of the Lenders, provided that: (v) no such designation shall be effective unless immediately after giving effect thereto there would exist no Default or Event of Default; (w) WRECO could incur at least $1 of additional Senior Debt under Subsection 6.02(b); (x) the aggregate amount of Real Estate Assets owned by all Subsidiaries of WRECO, determined on a consolidated basis, which have been or are to be, as the case may be, designated as Unrestricted Subsidiaries during the 365 consecutive days ending on and including the effective date of such proposed designation, shall not exceed 15% of the aggregate amount of Real Estate Assets owned by WRECO and its Restricted Subsidiaries as of the beginning of such 365 day period; (y) any such designation shall be effective not less than five Business Days after written notice thereof shall have been provided to each Lender; and (z) upon such designation, Schedule 3.08 Part II shall be deemed to be amended to reflect such designation.






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                                      78

          IN WITNESS WHEREOF, the Borrower, the Administrative Agent, the Swing Line Bank, the Fronting Bank, the Syndication Agent, the
Co-Documentation Agents and the Lenders have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                                         WEYERHAEUSER COMPANY, as Borrower


                                         By: /s/ JEFFREY W. NITTA
                                            --------------------------------
                                            Name:  Jeffrey W. Nitta
                                            Title: Vice President and Treasurer

                                         JPMORGAN CHASE BANK,
                                         individually and as Swing Line Bank,
                                         Fronting Bank and Administrative
                                         Agent


                                         By: /s/ WILLIAM P. RINDFUSS
                                            --------------------------------
                                            Name:  William P. Rindfuss
                                            Title: Vice President

                                         MORGAN STANLEY SENIOR FUNDING, INC.,
                                         individually and as Syndication Agent


                                         By: /s/ LUCY K. GALBRAITH
                                            --------------------------------
                                            Name:  Lucy K. Galbraith
                                            Title: Vice President

                                         THE BANK OF TOKYO-MITSUBISHI, LTD.,
                                         PORTLAND BRANCH,
                                         individually and as Co-Documentation
                                         Agent


                                         By: /s/ JUNJI BAN
                                            --------------------------------
                                            Name:  Junji Ban
                                            Title: General Manager

                                        DEUTSCHE BANC ALEX. BROWN INC.,
                                        as Co-Documentation Agent,


                                        By:   /s/ CHRISTIAN DALLWITZ
                                             ---------------------------
                                             Name:  Christian Dallwitz
                                             Title: Vice President



                                        By:   /s/ STEPHAN G PEETZEN
                                             ---------------------------
                                             Name:  Stephan G Peetzen
                                             Title: Director



                                        DEUTSCHE BANK AG NEW YORK BRANCH,
                                        as Lender,


                                        By:   /s/ CHRISTIAN DALLWITZ
                                             ---------------------------
                                             Name:  Christian Dallwitz
                                             Title: Vice President



                                        By:   /s/ STEPHAN G PEETZEN
                                             ---------------------------
                                             Name:  Stephan G Peetzen
                                             Title: Director

                               TABLE OF CONTENTS
                                                                          Page

                                   ARTICLE I

                                  DEFINITIONS

Section 1.01 Defined Terms...................................................1
Section 1.02 Terms Generally.................................................17
Section 1.03 Accounting Terms; GAAP..........................................17


                                  ARTICLE II

                                  THE CREDITS

Section 2.01 Commitments.....................................................17
Section 2.02 Loans...........................................................18
Section 2.03 Swing Line Loans................................................20
Section 2.04 Letters of Credit...............................................21
Section 2.05 Competitive Bid Procedure.......................................24
Section 2.06 Conversion and Continuation of Revolving Loans..................26
Section 2.07 Fees............................................................27
Section 2.08 Repayment of Loans; Evidence of Debt............................29
Section 2.09 Interest on Loans...............................................29
Section 2.10 Default Interest................................................31
Section 2.11 Alternate Rate of Interest......................................31
Section 2.12 Termination, Reduction and Extension of Commitments.............32
Section 2.13 Prepayment......................................................32
Section 2.14 Reserve Requirements; Change in Circumstances...................33
Section 2.15 Change in Legality..............................................35
Section 2.16 Indemnity.......................................................36
Section 2.17 Pro Rata Treatment..............................................37
Section 2.18 Sharing of Setoffs..............................................37
Section 2.19 Payments........................................................38
Section 2.20 Taxes...........................................................38
Section 2.21 Mitigation Obligations; Replacement of Lenders..................41


                                  ARTICLE III

                        REPRESENTATIONS AND WARRANTIES

Section 3.01 Organization; Powers............................................42
Section 3.02 Authorization...................................................43
Section 3.03 Enforceability..................................................43
Section 3.04 Consents and Approvals..........................................43
Section 3.05 Financial Statements............................................43
Section 3.06 No Material Adverse Change......................................44

Section 3.07 Title to Properties; Possession Under Leases....................44
Section 3.08 Subsidiaries....................................................44
Section 3.09 Litigation; Compliance with Laws................................45
Section 3.10 Agreements......................................................45
Section 3.11 Federal Reserve Regulations.....................................45
Section 3.12 Investment Company Act; Public Utility Holding Company Act......46
Section 3.13 Tax Returns.....................................................46
Section 3.14 No Material Misstatements.......................................46
Section 3.15 Compliance with ERISA...........................................46
Section 3.16 Environmental Matters...........................................46
Section 3.17 Maintenance of Insurance........................................47
Section 3.18 Existing Senior Credit Facilities...............................47
Section 3.19 Surviving Senior Credit Facilities..............................48
Section 3.20 Non-Material Loans..............................................48


                                  ARTICLE IV

                      CONDITIONS OF LENDING AND ISSUANCE
                             OF LETTERS OF CREDIT

Section 4.01 All Borrowings and Issuances....................................48
Section 4.02 Closing Date....................................................49


                                   ARTICLE V

                             AFFIRMATIVE COVENANTS

Section 5.01 Existence; Businesses and Properties............................51
Section 5.02 Insurance.......................................................52
Section 5.03 Obligations and Taxes...........................................52
Section 5.04 Financial Statements, Reports, etc..............................52
Section 5.05 Litigation and Other Notices....................................54
Section 5.06 ERISA...........................................................54
Section 5.07 Maintaining Records; Access to Properties and Inspections.......55
Section 5.08 Use of Proceeds.................................................55
Section 5.09 Environmental Matters...........................................55
Section 5.10 Performance of Transaction Agreements...........................57
Section 5.11 OCBM Agreement..................................................57
Section 5.12 Further Assurances..............................................57
Section 5.13 Guarantee.......................................................57


                                  ARTICLE VI

                              NEGATIVE COVENANTS

Section 6.01 Covenants of the Borrower.......................................58
Section 6.02 Covenants with respect to WRECO.................................61

                                  ARTICLE VII

                               EVENTS OF DEFAULT

Section 7.01 Events of Default...............................................64


                                 ARTICLE VIII

                           THE ADMINISTRATIVE AGENT

Section 8.01 The Administrative Agent........................................67
Section 8.02 Other Agents....................................................69


                                  ARTICLE IX

                                 MISCELLANEOUS

Section 9.01 Notices.........................................................70
Section 9.02 Survival of Agreement...........................................70
Section 9.03 Binding Effect..................................................70
Section 9.04 Successors and Assigns..........................................71
Section 9.05 Expenses; Indemnity.............................................73
Section 9.06 Right of Setoff.................................................74
Section 9.07 Applicable Law..................................................74
Section 9.08 Waivers; Amendment..............................................74
Section 9.09 Interest Rate Limitation........................................75
Section 9.10 Entire Agreement................................................75
Section 9.11 WAIVER OF JURY TRIAL............................................76
Section 9.12 Severability....................................................76
Section 9.13 Counterparts....................................................76
Section 9.14 Headings........................................................76
Section 9.15 Jurisdiction; Consent to Service of Process.....................76
Section 9.16 Domicile of Loans...............................................77
Section 9.17 Restricted and Unrestricted Subsidiaries........................77



                                   EXHIBITS

Exhibit A       Form of Revolving Borrowing Request
Exhibit B       Form of Swing Line Borrowing Request
Exhibit C       Administrative Questionnaire
Exhibit D       Form of Assignment and Acceptance
Exhibit E-1     Form of Certification of Financial Statements for Weyerhaeuser
Exhibit E-2     Form of Certification of Financial Statements for WRECO
Exhibit E-3     Form of Compliance Certificate for Weyerhaeuser
Exhibit E-4     Form of Compliance Certificate for WRECO
Exhibit F       Form of Subordinated Debt

Exhibit G       Form of Promissory Note




                                   SCHEDULES

Schedule 2.01   Commitments
Schedule 3.08   Subsidiaries of Weyerhaeuser, WRECO and the Company
Schedule 3.18   Existing Senior Credit Facilities
Schedule 3.19   Surviving Senior Credit Facilities
Schedule 7.01   Specified Indebtedness
Schedule 9.01   Notices